UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number: 001-38545

LANDSEA HOMES CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**82-2196021**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

1717 McKinney Avenue, Suite 1000	
Dallas, Texas	**75202**
(Address of Principal Executive Offices,	(Zip Code)

(949) 345-8080
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	LSEA	The Nasdaq Capital Market
Warrants exercisable for Common Stock	LSEAW	The Nasdaq Capital Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No☒

As of June 30, 2023, the aggregate market value of the registrant's common stock held by non-affiliates was approximately $33.7 million based on the closing sale price as reported on The Nasdaq Capital Market.

There were 36,126,569 shares of the registrant's common stock issued and outstanding as of the close of business on February 26, 2024.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement with respect to its 2024 Annual Meeting of Stockholders to be filed not later than 120 days after the end of the registrant's fiscal year are incorporated by reference into Part III of this Annual Report on Form 10-K.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Report may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act, including, but not limited to, our expectations for future financial performance, business strategies or expectations for our business. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Landsea Homes Corporation ("we," "us," "our," "LSEA," "Landsea Homes," or the "Company") cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Words such as "may," "can," "should," "will," "estimate," "plan," "project," "forecast," "intend," "expect," "anticipate," "believe," "seek," "target," "look," or similar expressions may identify forward-looking statements. Specifically, forward-looking statements may include, but are not limited to, statements relating to: the future financial performance of the Company; changes in the market for Landsea Homes' products and services; mortgage and inflation rates; demand for our homes; sales pace and price; effects of home buyer cancellations; our strategic priorities; expansion plans and opportunities; anticipated operating results; home deliveries; financial resources and condition; changes in revenues; changes in profitability; changes in margins; changes in accounting treatment; cost of revenues, including expected labor and material costs; availability of labor and materials; selling, general and administrative expenses; interest expense; inventory write-downs; home warranty and construction defect claims; unrecognized tax benefits; anticipated tax refunds; our ability to acquire land and pursue real estate opportunities; our ability to gain approvals and open new communities; our ability to market, construct and sell homes and properties; our ability to deliver homes from backlog; our ability to secure materials and subcontractors; our ability to produce the liquidity and capital necessary to conduct normal business operations or to expand and take advantage of opportunities; the outcome of legal proceedings, investigations, and claims; and the impact of significant public health crises or other emergencies.

These forward-looking statements are based on information available as of the date of this Annual Report and our management's current expectations, forecasts, and assumptions, and involve a number of judgments, risks, and uncertainties that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in Item 1A. Risk Factors of this Annual Report and subsequent filings with the Securities and Exchange Commission (the "SEC"), including, without limitation:

- If we are not able to develop communities successfully and in a timely manner, we may be adversely impacted.
- We are subject to warranty and liability claims arising in the ordinary course of business that can be significant.
- We may suffer uninsured losses or suffer material losses in excess of insurance limits.
- The long-term sustainability and growth in our number of homes delivered depends in part upon our ability to acquire lots that are either developed or have the approvals necessary for us to develop them.
- If the market value of our developed lot and home inventory decreases, our inventory could be impaired.
- Increases in our cancellation rate may adversely impact our revenue and homebuilding margins.
- Third-party lenders may not complete mortgage loan originations for our homebuyers in a timely manner or at all, which can lead to cancellations and a lesser backlog of orders, or significant delays in our closing homes sales.
- Difficulties with appraisal valuations in relation to the proposed sales price of our homes could force us to reduce prices.
- Our business and results of operations are dependent on the availability, skill, and performance of subcontractors.
- We rely on third-party skilled labor, suppliers and long supply chains.
- Fluctuating materials prices may adversely impact our results of operations.
- We could be adversely affected by efforts to impose joint employer liability for labor law violations committed by subcontractors.
- We may not be successful in completing or integrating acquisitions, expanding into new markets or implementing our growth strategies.
- Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing.
- Poor relations with the residents of our communities could negatively impact sales.
- We may be required to take write-downs or write-offs, restructuring and impairment or other charges.
- An adverse outcome in litigation to which we are or become a party could materially and adversely affect us.
- New and existing laws and regulations or other governmental actions may increase our expenses, limit the number of homes that we can build or delay completion of our projects.
- We are subject to environmental laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes and delay completion of our projects.
- A major health and safety incident relating to our business could be costly in terms of liabilities and reputational damage.

- Our activities and disclosures related to sustainability expose us to numerous risks.
- Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.
- Changes in accounting rules, assumptions or judgments could materially and adversely affect us.
- Landsea Green Management Limited ("Landsea Green") can determine the outcome of major corporate transactions that require the approval of our stockholders and may take actions that conflict with the interests of other of our stockholders.
- We are a "controlled company" within the meaning of Nasdaq rules and, as a result, may qualify for, and may choose to rely on, exemptions from certain corporate governance requirements
- The Committee on Foreign Investment in the United States ("CFIUS") may modify, delay or prevent our future acquisition or investment activities, and certain laws or regulations may make it more difficult for us to operate in the United States.
- We are the managing member in certain joint venture limited liability companies, and may be liable for joint venture obligations.
- Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes.
- The homebuilding industry is highly competitive and, our competitors may be more successful or offer better value to customers.
- Our geographic concentration could adversely affect us if the homebuilding industry in our current markets experiences a decline.
- Tightening of mortgage lending standards and mortgage financing requirements and rising interest rates have adversely affected and could continue to affect the availability of mortgage loans for potential purchasers of our homes, and increases in property and other local taxes could prevent customers from purchasing homes.
- Any limitation on, or reduction or elimination of, tax benefits associated with homeownership could adversely affect us.
- Our quarterly operating results fluctuate due to the seasonal nature of our business.
- Because homes are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited.
- We may not be able to access sufficient capital on favorable terms, or at all, which could result in an inability to acquire lots, increase home construction costs or delay home construction entirely.
- We have outstanding indebtedness and may incur additional debt in the future.
- A breach of the covenants under any of the agreements governing our indebtedness could result in an event of default.
- The agreements governing our debt impose operating and financial restrictions.
- We may be unable to obtain suitable performance, payment and completion surety bonds and letters of credit.
- A significant portion of our total outstanding shares may be sold into the market in the near future.
- We previously identified a material weakness in our internal control over financial reporting, and we could experience material weaknesses in the future. Additionally, internal control over financial reporting may not prevent or detect all errors or fraud.
- We are a "smaller reporting company" subject to reduced disclosure and governance requirements.
- The exercise of our public warrants may result in dilution to our stockholders.
- Our warrants may not be in the money at times, they may expire worthless and the terms of the warrants may be amended in a manner that may be adverse to holders of our warrants.
- We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to a warrant holder.
- Nasdaq may delist our securities from trading on its exchange.
- Certain anti-takeover defenses and applicable law may limit the ability of a third-party to acquire control of us.
- The Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters.
- We do not intend to pay dividends on our common stock for the foreseeable future.
- Our ability to be successful will depend upon the efforts of our key personnel.
- Significant public health crises have had, and may again have, a material adverse effect on us.
- An information systems interruption or breach in security of our systems could adversely affect us.
- Changes in inflation or interest rates could adversely affect our business and financial results.

Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and you should not place undue reliance on these forward-looking statements in deciding whether to invest in our securities. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Item 1. Business

Overview

Landsea Homes is a growth-oriented homebuilder focused on providing High Performance Homes that deliver energy efficient living in attractive geographies. Headquartered in Dallas, Texas, we primarily engage in the design, construction, marketing and sale of suburban and urban single-family detached and attached homes in Arizona, California, Colorado, Florida, Texas, and Metro New York. While we offer a wide range of housing options, we primarily focus on entry-level and first-time move-up homes and believe our markets are characterized by attractive long-term housing fundamentals. Landsea Green indirectly owns 100% of our largest stockholder, Landsea Holdings Corporation.

We design and build homes and communities throughout the nation that reflect spaces inspired by modern living and that feature vibrant, prime locations where the homes connect seamlessly with their surroundings and enhance the local lifestyle for living, working, and playing. Our defining principle, "Live in your element®," creates the foundation for our customers to live where they want to live and how they want to live in a home created especially for them. Drawing on new home innovation and technology, including a partnership with a leading technology company, we are focused on sustainable, energy-efficient, and environmentally friendly building practices that result in a lighter environmental impact, lower resource consumption, and a reduced carbon footprint. The four pillars of our High Performance Homes platform are home automation, energy efficiency, sustainability, and enabling a healthy lifestyle. These pillars are reflected in such features as wireless network internet, smart light switches, smart door locks, smart thermostats, Wi-Fi garage door openers, LED lighting, REME HALO® air purifiers, and enhanced insulation. Our efficient home designs help reduce lumber, concrete, and building material waste on our job sites. We are committed to achieving among the highest standards in design, quality, and customer satisfaction and are a leader among our peers on several key operating and homebuilding metrics.

Our communities are positioned in attractive markets, such as Arizona, California, Colorado, Florida, and Texas. These markets are characterized by conditions including high in-migration, low new home supply levels, and high levels of employment. We are also prudently evaluating opportunities in new regional markets in which there is high demand and favorable population and employment growth as a result of proximity to job centers or primary transportation corridors.

Landsea Homes has been recognized locally and nationally for architecture, interior design, website, digital sales resources and more including winning the 2022 Builder of the Year award by BUILDER magazine. Landsea Homes is in the top ratings of similarly sized homebuilders nationally for positive customer experience in Eliant's Homebuyers' survey.

While we have construction expertise across a wide array of product offerings, as noted above, we are focused on entry-level and first-time move-up homes. We believe our high concentration in entry-level homes helps position us to meet changing market conditions and to optimize returns while strategically reducing portfolio risk. In addition, our attached and higher density products in certain markets enables us to keep our entry-level price point "attainable" and within reach of more new homebuyers. We believe that bringing attainable housing products helps to offset rising land and home costs and supports our expansion into densely populated markets.

Landsea Homes' revenue has grown rapidly from approximately $29 million in 2017 to over $1.2 billion in 2023. As of December 31, 2023, Landsea Homes owned or controlled 11,176 lots. We believe that this represents approximately three to four years of supply under our current growth plan. We seek to invest in land inventory that we can efficiently develop over a 24-to-36-month horizon in order to maximize our returns on capital and minimize our exposure to market risk. We continue to evaluate new communities and to develop an attractive pipeline of land acquisition opportunities.

In Arizona, Landsea Homes owned or controlled 3,350 lots as of December 31, 2023. Since entering the Arizona market four years ago, Landsea Homes has acquired several communities organically in addition to two Phoenix-based homebuilders. In June 2019, Landsea Homes acquired Pinnacle West Homes ("Pinnacle West"), and in January 2020, Landsea Homes acquired Garrett Walker Homes ("Garrett Walker"), both in the metropolitan Phoenix area. As a result of these acquisitions, we have become one of the largest homebuilders in Arizona.

In California, Landsea Homes owned or controlled 2,079 lots as of December 31, 2023 in the high-demand East Bay Area, Los Angeles, and Orange and San Bernardino counties.

In Colorado, Landsea Homes entered the market with the acquisition of certain assets of Richfield Homes, LLC ("Richfield") in October 2023. Landsea Homes owned or controlled 282 lots in Colorado as of December 31, 2023.

In Florida, Landsea Homes entered the market with its acquisition of Vintage Estate Homes, LLC ("Vintage") in May 2021 (the "Vintage Acquisition"). We then expanded our footprint in Florida with the acquisition of Hanover Family Builders, LLC ("Hanover") in January 2022 (the "Hanover Acquisition"). Landsea Homes owned or controlled 3,613 lots in Florida as of December 31, 2023.

In Texas, Landsea Homes entered the market with the Vintage Acquisition and has since acquired significant land as we continue to expand our operations in that market. Landsea Homes owned or controlled 1,850 lots in Texas as of December 31, 2023.

In Metro New York, Landsea Homes owned two residential units and one retail unit as of December 31, 2023 related to one project in Manhattan.

Net new home orders for Landsea Homes for the years ended December 31, 2023 and 2022 were 1,947 and 1,520, respectively. For the year ended December 31, 2023, Landsea Homes delivered 2,123 homes for total home sales revenue of $1,169.9 million. For the year ended December 31, 2022, Landsea Homes delivered 2,370 homes for total home sales revenue of $1,392.8 million.

For the years ended December 31, 2023 and 2022, the average selling price ("ASP") of homes delivered was approximately $551,000 and $588,000, respectively. As of December 31, 2023 and 2022, Landsea Homes had a backlog of 517 and 670 sold but unclosed homes, respectively with an associated sales value of $335.6 million and $380.9 million. The ASP of homes in backlog as of December 31, 2023 and 2022 was approximately $649,000 and $569,000, respectively.

Our Markets

We operate in six primary markets: Arizona, California, Colorado, Florida, Metro New York, and Texas. The following table sets forth homebuilding and other revenue from each of these markets for the years indicated (dollars in thousands):

	Year Ended December 31,					
	2023		2022		2021	
Arizona	$	288,552	$	317,160	$	340,767
California		439,939		503,832		557,182
Colorado		7,410		—		—
Florida		468,210		474,779		93,632
Metro New York		1,649		111,423		—
Texas		4,187		39,255		31,723
Total	$	1,209,947	$	1,446,449	$	1,023,304

The Arizona market consists primarily of entry-level and first-time move-up, single-family homes in Avondale, Buckeye, Chandler, Goodyear, Mesa, Phoenix, Queen Creek, Surprise, and Tolleson.

The California market consists of single-family detached and attached homes in (i) Alameda, Contra Costa, Marin, San Joaquin, and Santa Clara counties in Northern California and (ii) Los Angeles, Orange, and San Bernardino counties in Southern California.

The Colorado market focuses on entry level and first-time move up communities with new single family detached homes in Mead and Brighton. In addition, paired homes are being built in the fast-growing Johnston market.

The Florida market consists primarily of entry-level and move-up communities of single-family homes and attached homes in high-growth metro Orlando and Palm Bay in Florida.

The Metro New York market consists of a premier condominium project in the Chelsea neighborhood in New York City, New York.

The Texas market consists of single-family homes and a master-planned community around Austin.

These markets are generally characterized by high job growth and increasing populations, creating strong demand for new housing, and we believe they represent attractive homebuilding markets with opportunities for long-term growth. Moreover, our management team has deep market knowledge of the local homebuilding and development industries. We believe this experience and strong relationships with local market participants enable us to efficiently source, entitle, and close on land.

Our Competitive Strengths

Our primary business objective is to create long-term, above industry average returns for our stockholders through our commitment to securing growth-oriented land positions and providing High Performance Homes to our customers. We believe that the following strengths differentiate us from other public company homebuilders and position us well to execute our business strategy and capitalize on opportunities across our footprint.

Attractive Land Positions Focused on High Growth Areas

We have positioned our business to strategically grow by selecting markets with favorable population and employment growth as a result of proximity to job centers or primary transportation corridors. Currently, we are focused on the design, construction, and sale of innovative single-family detached and attached homes in planned communities in major metropolitan areas in Arizona, California, Colorado, and Florida, with expanding operations in Texas as we pivot to new projects from recent land acquisitions. Additionally, we plan to evaluate opportunities in other markets opportunistically.

Generally, we believe that we have strong land positions strategically located within our core markets. We select communities in markets across the United States with high demand and convenient access to metropolitan areas that are generally characterized by a robust local economy and continued job growth that attract new residents and provide opportunities for potential homebuyers.

Strong Operational Discipline

Our management team possesses significant operating expertise, gleaned from its experiences with other public and private homebuilders. The perspective gained from that experience has helped shape the strict discipline and hands-on approach with which we are managed. From real-time "dashboard" updates on each project to monthly operating committee review and financial accountability at the project management level, our strict operating discipline is a key part of our strategy to maximize returns while minimizing risk.

High Performance Homes

We are committed to sustainability. We place heavy emphasis on environmental protection and are committed to delivering comfortable and eco-friendly residential properties to the market. We are committed to sustainable building practices and conduct multiple energy-efficient, sustainable, and environmentally-friendly practices that result in a lighter environmental impact, lower resource consumption and a reduced carbon footprint.

In 2019, Landsea Homes officially launched the High Performance Homes program in select communities across California and Arizona, expanded to communities in Florida in 2022 and Texas communities in 2023. The program focuses on home automation, sustainability, energy savings, and enabling a healthy lifestyle, four factors that we believe are highly desired by our customers.

As part of the High Performance Homes program, we have established a relationship with a leading technology company. High Performance Homes utilize that company's proprietary software, which offers home automation options through applications on homebuyers' mobile phones. Smart home automation options include a media manager device, MeshNet wireless internet throughout the home, entry door locks, thermostat control, garage door opener control, light dimmer switches, doorbell camera pre-wiring, and high-touch customer service with an individualized training session.

In addition, each High Performance Home includes upgraded roof, wall, and floor insulation, as well as more efficient mechanical systems, ENERGY STAR® rated appliances, and LED lighting. The cost-in-use features lower homebuyers' monthly bills

and are intended to encourage environmental awareness and stewardship. Other features central to our High Performance Homes, like state-of-the-art air purifiers, promote and enable homebuyers' pursuit of living a more healthy lifestyle.

Our Growth Strategies

Building upon our success to date, we see a significant opportunity to drive long-term growth across our business by executing on the following growth strategies:

Strategy and Lot Position

Landsea Homes owned approximately 4,600 lots and had options to purchase approximately 6,600 additional lots as of December 31, 2023. We intend to continue to utilize our current inventory of lots and future land acquisitions to conduct our operating strategy, which consists of:

- converting our lot supply into active projects;
- maximizing revenue at communities;
- maintaining a low cost structure;
- acquiring land positions through disciplined acquisition strategies in key markets;
- leveraging an experienced management team;
- gaining access to growth capital while keeping a conservative leverage profile; and
- generating positive cash flows.

Acquire Attractive Land Positions While Reducing Risk

We believe that our reputation and extensive relationships with land sellers, master plan developers, financial institutions, brokers, and other builders will enable us to continue to acquire well-positioned land parcels in our target markets. Before contracting to acquire land, we complete our land acquisition process, which consists of performing due diligence, reviewing the status of entitlements to mitigate zoning and other development risks, and focusing on land as a component of a home's cost structure, rather than on the land's speculative value.

We believe that our expertise in land development and planning enables us to create desirable communities that meet or exceed our target customer's expectations, while operating at competitive costs. We also seek to minimize our exposure to land risk through disciplined management of entitlements, as well as the use of land options and other flexible land acquisition arrangements.

We believe that there are significant opportunities to expand in our existing and target markets, and we continually review our selection of markets based on both aggregate demographic information and our own operating results. We use the results of these reviews to reallocate our investments to maximize our profitability and return on capital over a two to three year timeframe. Our growth strategy will focus on increasing our market position in our existing markets and exploring expansion into other markets through organic growth or acquisitions.

Offer a Diverse Range of Products with a Focus on Entry-Level and First-Time Move-Up Homes

We have construction expertise across an extensive product offering, which allows us flexibility to pursue a wide array of land acquisition opportunities and appeal to a broad spectrum of potential homebuyers. We spend extensive time studying and designing our products through the use of architects, consultants, and homeowner focus groups in our target markets.

Our primary focus is on entry-level and first-time move-up homes where our attached and higher density products enable us to keep our entry-level price point more affordable and within reach of more new homebuyers. We believe that bringing attainable housing products helps to counter rising land and home costs and support our expansion into densely populated markets. We believe our high concentration in entry level and first-time move-up homes positions us to meet changing market conditions and to optimize returns while strategically reducing portfolio risk.

Focus on Efficient Cost Structure and Target Attractive Returns

We believe that our homebuilding platform and focus on controlling costs position us well to generate attractive returns for our investors. Our experienced management team is vigilant in maintaining its focus on controlling costs. We competitively bid each

phase of development while maintaining strong relationships with our trade partners by managing production schedules closely and paying our vendors on time.

We combine decentralized management in those aspects of our business where we believe detailed knowledge of local market conditions is critical (such as governmental processing, construction, land development, accounts payable, and sales and marketing), with centralized management in those functions where we believe central control is required (such as approval of land acquisitions, finance, accounting, treasury, human resources, and legal matters). We have also made significant investments in systems and infrastructure to operate our business efficiently and to support our planned future growth as a result of executing our expansion strategy.

Business Acquisitions

Along with growing organically through land purchases, construction, and home delivery, we have grown in larger steps by acquiring other homebuilders. Our criteria for such acquisitions includes: a cultural fit that can become a part of our business as a whole, a strong presence in desirable markets to either expand our footprint or deepen our position in the region, an effective local management team who can help the acquisition immediately grow our business, and long-term opportunities to continue to expand our business in the region. We will continue to evaluate future opportunities for business acquisitions as these criteria are met.

Pending Land Acquisitions

As of December 31, 2023, Landsea Homes had options to acquire or were under contract to acquire land for an aggregate purchase price of approximately $663.1 million, net of deposits, on which we expect to build approximately 6,600 homes in approximately 60 communities across the markets in which we operate. As of December 31, 2023, Landsea Homes had paid $96.2 million in deposits relating to these pending acquisitions of which $95.2 million was nonrefundable. We utilize option contracts with land sellers and others as a method of acquiring land in staged takedowns. This helps us manage the financial and market risk associated with land holdings and reduce the use of funds from financing sources.

Pending Business Acquisitions

Additionally, during January 2024, the Company entered into a Membership Interest Purchase Agreement (the "Membership Interest Purchase Agreement") with Antares Acquisition, LLC ("Antares"), a Texas-based homebuilder, and the sellers named therein, to acquire all of the outstanding membership interests of Antares for an aggregate cash purchase price of $185.0 million, exclusive of the repayment of Antares debt and subject to certain post-closing adjustments, as further described in the Membership Interest Purchase Agreement (the "Antares Acquisition"). The Membership Interest Purchase Agreement was amended in February 2024 (the "Amendment") to, among other things, make certain adjustments to the Antares Acquisition's outside date. The foregoing descriptions of the Membership Interest Purchase Agreement and the Amendment are not complete and are qualified in their entirety by reference to the full text of each of the Membership Interest Purchase Agreement and the Amendment, which are attached to this Annual Report as Exhibits 10.14 and 10.15, respectively, and are incorporated herein by reference.

We expect to fund the Antares Acquisition with a combination of cash on hand and borrowings under our line of credit facility. The Company has paid total deposits of $20.5 million for the Antares Acquisition. The Company is targeting to close on the Antares Acquisition during the second quarter of 2024, subject to customary closing conditions.

Land Acquisition Process

As of December 31, 2023, Landsea Homes owned or controlled approximately 130 communities containing approximately 11,200 lots under various stages of development. We believe that our current inventory of lots owned and lots controlled under land option or purchase contracts will be adequate to supply our homebuilding operations for approximately three to four years.

Our acquisition strategy focuses on the development of entitled parcels that we can complete within approximately two to three years from the start of sales in order to reduce development and market cycle risk while maintaining an inventory of owned lots and lots under land option or purchase contracts sufficient for construction of homes over a three- to four-year period. Our acquisition process generally includes the following steps, which may include the engagement of outside consultants, to reduce development and market cycle risk:

- review of the status of entitlements and other governmental processing, including title review;
- review of limitations on the size of an acquisition to minimize investment levels in any one project;
- completion of due diligence on the land parcel and/or holding entity prior to committing to the acquisition;
- preparation of detailed budgets for major cost categories;
- completion of environmental reviews and third-party market studies;
- utilization of options, joint ventures, mergers, equity purchases, and other acquisition arrangements, if necessary; and
- employment of centralized control of approval over all acquisitions through a land committee process.

We acquire land parcels pursuant to purchase agreements, many of which are structured as option contracts. Such option contracts require us to pay non-refundable deposits, which can vary by transaction, and entitle (but do not obligate) us to acquire the land, typically at fixed prices. The term within which we can exercise our option varies by transaction and the acquisition is often contingent upon the completion of entitlement or other work with regard to the land (which often include "backbone" improvements, such as the installation of main roads or sewer mains). Depending upon the transaction, we may be required to purchase all of the land subject to the option at once or we may have a right to acquire identified groups of lots over a specified timetable. In some transactions, a portion of the consideration that we pay for the land may be in the form of a profit share, which would be triggered upon exceeding an agreed-upon level of profit. In limited instances, such as where we acquire land from a master developer that is part of a larger project, the seller may have repurchase rights entitling it to repurchase the land if we do not develop the land by an outside deadline (unless the delay is caused by certain circumstances outside our control) or seek to sell the land directly to a third party or indirectly through a change in control. Repurchase rights typically allow the seller to repurchase the land at our acquisition cost plus the cost of improvements made to the land, less a specified discount.

Sales and Marketing

We market homes through the extensive use of advertising and other promotional activities, including our website, in-house sales teams, digital media advertisements, digital brochures, email marketing, and the placement of signboards in the immediate areas of developments.

We normally build, decorate, furnish, and landscape model homes for each community floorplan offering and maintain on-site model home sales offices, which typically are open seven days a week. We believe that model homes and sales offices play a particularly important role in our marketing efforts. Consequently, we expend a significant amount of effort to create an attractive atmosphere at our model homes and tailor the exteriors and interiors of each home to coincide with the lifestyles of targeted homebuyers. Thoughtful planning of our model homes demonstrates the benefits of our High Performance Home features and conveniences though our smart home activation serviced by Best Buy's Geek Squad.

We employ in-house commissioned sales personnel and utilize outside brokers to sell our homes. In-house sales personnel typically work from sales offices located in model homes close to or in each community. Sales counselors assist potential buyers by providing them with floor plans, price information, development and construction timetables, tours of model homes, and the selection of options. Sales counselors are licensed by the applicable real estate bodies in their respective markets and are trained by Landsea Homes. It is not required but preferred to have had prior experience selling new homes in the local market.

We also offer a virtual sales experience, which provides potential home shoppers with an experience that combines a variety of online tools, including 360° virtual tours, photo galleries, videos, interactive floor plans, interactive community site maps, and local vicinity maps. We employ a team of dedicated inside sales counselors that support each division and community web leads, phone calls, and on-site appointments, seven days a week.

In addition, our High Performance Homes are equipped with proprietary software from a leading technology company, which offers home automation features through the Homekit® application to use on homebuyers' personal mobile phones or tablets.

Our homes are typically sold before or during construction through sales contracts accompanied by an earnest money deposit. Such sales contracts are usually subject to certain contingencies such as the buyer's ability to qualify for financing. The cancellation rate of buyers who contracted to buy a home from us but did not close escrow was approximately 12.3% during 2023 and 26.4% during 2022. Cancellations are caused by a variety of factors beyond our control such as a buyer's change in ability to secure financing over time, individual life changing events, or overall economic market conditions. Cancellation rates increased over the last half of 2022 primarily due to the increase in mortgage rates but decreased during 2023.

Customer Financing

In July 2022, we entered into a licensing agreement with NFM Lending, a third party, wherein it will provide mortgage services under the name Landsea Mortgage. NFM Lending is currently licensed in 48 states and will be responsible for the financing of home loans.

Landsea Mortgage, powered by NFM Lending, assists our homebuyers in obtaining financing to offer qualified buyers a variety of financing options. Unlike some other homebuilders, we do not offer residential mortgages or other financing alternatives, whether directly or through any of our joint ventures. We offer financing incentives to our homebuyers when they use Landsea Mortgage. This affords us full collaboration and insight from contract to close to ensure a successful close of escrow.

The Landsea Mortgage team works closely with each division to understand the market demand and buyer demographics to ensure we are offering financing options and incentives competitive in each community. These financing incentives range from closing cost assistance, extended rate locks, and loan interest rate buydowns. The financing incentive amounts vary by market and community.

In connection with the NFM Lending licensing agreement, we and certain of our subsidiaries entered into the First Amendment to the Trademark License Agreement, as licensees, with Landsea Group Co., Ltd. ("Landsea Group"), as licensor, pursuant to which, among other things, Landsea Group granted us and certain of our subsidiaries the right to sublicense the "Landsea" trademark in the "domestic homebuilding business," which now expressly includes "mortgage lending," "title insurance," "home insurance" and other "settlement services".

Quality Control and Customer Service

We strive to provide a high level of customer service throughout the entire sales process and after a home has closed escrow. All homeowners are surveyed through a homebuyer survey company, Eliant, 30 days, 6 months, and one year after the close of escrow. Each survey summarizes key measurements of the homebuyer experience, construction process, and trade quality into our customer care process. All sales counselors, design associates, mortgage associates, on-site construction supervisors, and the post-closing customer service personnel, work in a team effort to foster our reputation for quality and service. Ultimately, we strive for the highest level of customer home-buying experience that will benefit not only the customer directly, but also benefit us in improving buyer satisfaction and homeowner referrals.

Warranty Program

We provide our homebuyers with a limited warranty, covering workmanship and materials. The limited warranty varies based on the location of the project and market conditions. The limited warranty is transferable to subsequent buyers not under direct contract with us and requires that homebuyers agree to the terms and procedures set forth in the warranty, including binding arbitration.

We also maintain general liability insurance coverage which we believe will respond to construction claims for the duration of our legal liability, upon satisfaction of applicable deductibles or self-insured retentions. In California, we maintain wrap-up insurance that typically includes project owners, contractors, and subcontractors as the insured. As a result, we do not require our California subcontractors to name the Company as an additional insured on their general liability policies for their work on our projects. However, the subcontractors must provide proof of general liability insurance for off-site work, worker's compensation, and auto coverage. Furthermore, we generally require that each subcontractor and design professional provide us with an indemnity, subject to various limitations. In Arizona, Colorado, Florida, and Texas, subcontractors and design professionals who work on our projects provide indemnity and name the Company as an additional insured on their insurance policies. We also maintain excess liability insurance in these jurisdictions in addition to warranty reserves based on our historical market experience and judgment of the risks associated with conditions particular to each location.

There can be no assurance, however, that the terms and limitations of the limited warranty will be enforceable, that we will be able to renew our insurance coverage or renew it at reasonable rates, or that we will not be liable for damages, costs of repairs, and/or expenses of litigation for claims for which insurance and/or indemnity is not applicable and/or collectible. We may also be responsible for deductibles or self-insured retentions and claims may exceed applicable coverage limits. Although we actively monitor our reserves, coverage issues, and market conditions, we cannot provide assurance that our insurance coverage, indemnities, warranty

arrangements, and reserves will be adequate to address all construction-related claims in the future because of the inherent uncertainties outlined above. Additionally, under current market conditions, general liability insurance for construction claims is limited and costly. It is expected that such coverage may become more restricted and costly in the future.

Raw Materials

Typically, raw materials and most of the components used in our business are readily available in the United States. Most are standard items carried by major suppliers. However, a rapid increase in the number of homes started or other market conditions could cause delays in the delivery of, shortages in, or higher prices for necessary materials. Delivery delays or the inability to obtain necessary materials as a result of supply chain issues, have previously resulted in delays in the delivery of homes under construction. We have established national and regional purchase programs for certain materials and will continue to monitor the supply markets to achieve competitive pricing.

Intellectual Property

We rely on a combination of trademark and copyright law, trade-secret protection, confidentiality, nondisclosure, license agreements and/or other contractual provisions, and technical measures with our employees, customers, partners, and others to protect our proprietary rights. We have registered, or applied for the registration of, a number of U.S. domain names, trademarks, service marks, and copyrights. We also use the "Landsea" trademark pursuant to an exclusive license and its terms as granted under the Trademark License Agreement. While all of these proprietary rights are important to our operations, we do not consider any particular trademark, license, franchise, or concession to be material to our overall business.

Sale of Lots and Land

In the ordinary course of business, we continually evaluate land sales opportunities. We have sold and expect that we will continue to sell land as market and business conditions warrant. We may also sell lots to other builders, unfinished homes to rental companies, and improved individual lots for the construction of custom homes where the presence of such homes adds to the quality of the community. In addition, in the future we may acquire sites with commercial, industrial, and multi-family parcels which will generally be sold to third-party developers.

Information Systems and Controls

We assign a high priority to the development and maintenance of our budget and cost control systems and procedures. Through our fully integrated accounting, financial and operational management information system, management regularly evaluates the status of our projects in relation to budgets to determine the cause of any variances and, where appropriate, adjusts our operations to capitalize on favorable variances or to limit adverse financial impacts.

Regulation

We and our competitors are subject to various local, state and federal statutes, ordinances, rules and regulations concerning zoning, building design, construction, and similar matters, including local regulation which imposes restrictive zoning and density requirements in order to limit the number of homes that can ultimately be built within the boundaries of a particular project. We and our competitors may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future in the states in which we operate. Because we usually purchase entitled land, we believe that the moratoriums would adversely affect us only if they arose from unforeseen health, safety, and welfare issues such as insufficient water or sewage facilities. Local and state governments also have broad discretion regarding the imposition of development fees for projects in their jurisdiction. However, these are normally locked-in when we receive entitlements.

We and our competitors are also subject to a variety of local, state, and federal statutes, ordinances, rules, and regulations concerning protection of health and the environment. The particular environmental laws which apply to any given community vary greatly according to the community site, the site's environmental conditions and the present and former uses of the site. These environmental laws may result in delays, cause us and our competitors to incur substantial compliance and other costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. Environmental laws and regulations can also have an adverse impact on the availability and price of certain raw materials such as lumber. Our projects in California and New York are especially susceptible to restrictive government regulations and environmental laws. California, for example, includes a ten-year, strict

liability tail on many construction liability claims and imposes notification obligations regarding environmental conditions, sometimes recorded on deeds, and also those required to be delivered to persons accessing property or to home buyers or renters, which may cause some persons, or their financing sources, to view the subject parcels as less valuable or as impaired. However, environmental laws have not, to date, had a material adverse impact on our operations.

Competition

The homebuilding industry is highly competitive and fragmented. While our competitors vary by market, we compete directly with major national builders such as KB Home, Lennar Corporation, Tri Pointe Homes, Inc., PulteGroup, Inc., and D.R. Horton, Inc. Homebuilders compete for, among other things, homebuyers, desirable land parcels, financing, raw materials, and skilled labor. We compete for homebuyers on the basis of a number of interrelated factors including home design and location, construction quality, customer service and satisfaction, and reputation. We believe that we compete effectively in our existing markets as a result of our product differentiation through our High Performance Home platform, geographic diversity, and substantial development expertise. Further, we believe that we are adept at acquiring and integrating existing homebuilders based on our recent acquisition history, allowing us to grow both organically and via acquisition.

Seasonality

Our operations are historically seasonal, with the highest new order activity typically occurring in the spring and summer, although this is impacted by the timing of project openings and competition in surrounding projects, among other factors. In addition, a majority of our home deliveries typically occur in the third and fourth quarter of each fiscal year, based on the construction cycle times of our homes. As a result, our revenues, cash flow, and profitability are higher in that same period. We expect this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Employees and Human Capital Resources

We believe that we maintain strong relations with our employees. Some employees of the subcontractors we utilize are unionized, but none of our employees are unionized.

Number of Employees. As of December 31, 2023, Landsea Homes employed 499 employees, including corporate staff, supervisory personnel of construction projects, warranty service personnel for completed projects, as well as persons engaged in administrative, finance and accounting, human resources, legal, and sales and marketing activities. As of December 31, 2023, 497 of these employees were full-time employees.

Retention and Turnover. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operations, and our management team routinely reviews employee turnover rates at various levels of the organization. As of December 31, 2023, with a 12-month lookback period, Landsea Homes had a voluntary turnover rate of approximately 16.2%.

Internal Promotion and Compensation. Every year, each manager helps set his or her employees' professional goals for internal promotion, and monitors employees' progress throughout the year. Employee compensation is determined based on industry benchmarks and cost of living factors. Bonus incentives are primarily paid out annually based on division performance goals. We recommend and promote continuing education for all employees, and offer tuition reimbursement for job-related curriculum.

Employee Productivity. Senior management works with department level leads to appropriately tailor and establish annual, quarterly, and monthly goals, depending on position. These metrics are actively monitored via the use of third-party service providers and internal workflow programs. In addition, division level leads regularly meet with staff on a weekly basis to discuss workplace metrics. We also utilize a number of third-party services providers to track employee metrics.

Worker Safety and Compliance with Laws. We actively train our employees and management on workplace safety and related laws and regulations. With respect to workplace safety, we utilize a third-party vendor to ensure compliance with California/Occupational Safety and Health Administration ("OSHA") and federal OSHA safety requirements. Internally, we have a formal safety committee that meets quarterly to review employee safety protocols. With respect to compliance with employment related laws and regulations, we continuously provide management training on leadership development, the progressive discipline process, and updates on labor laws, protected leaves and wage and hour rules. In addition, each of our employees is required to complete a two-hour harassment prevention training.

Environmental, Social, & Governance ("ESG")

During 2023, we published our first Sustainability Report, which emphasized our deep-rooted commitment to sustainability.Our inaugural Sustainability Report focused on four key pillars: Governance, Our Team, Social Responsibly and Environmental Sustainability. We believe that our efforts in these areas offer us a competitive advantage and help create long-term value for our investors, employees, customers, and communities. Our key pillars are comprised of topics that we believe are of significant importance to our company and our stakeholders, including, without limitation:

- Governance:
  – Corporate governance and business ethics;
  – Risk management;
  – Cybersecurity and customer privacy;
  – Supplier and trade partner management

- Our Team:
  – Benefits and well-being;
  – Training and talent development;
  – Diversity, equity and inclusion;
  – Employee health and safety

- Social Responsibility:
  – Affordable housing;
  – Home quality and safety;
  – Customer satisfaction and sales ethics;
  – Giving back to our communities

- Environmental Sustainability:
  – Sustainable building practices;
  – Our corporate footprint

We are committed to publishing consistent and relevant sustainability information on an annual basis. Our Sustainability Report is not considered part of or incorporated by reference in this Annual Report.

Business Combination with LF Capital Acquisition Corp.

On August 31, 2020, Landsea Homes and its parent, Landsea Holdings, entered into an Agreement and Plan of Merger (the "Merger Agreement") with LF Capital Acquisition Corp. ("LF Capital") and LFCA Merger Sub, Inc. (the "Merger Sub"), a direct, wholly-owned subsidiary of LF Capital. The Merger Agreement provided for, among other things, the merger of Merger Sub with and into Landsea Homes Incorporated ("LHI"), previously a wholly-owned subsidiary of Landsea Holdings, with LHI continuing as the surviving corporation (the "Merger").

On January 7, 2021 (the "Closing Date"), the Merger was consummated pursuant to the Merger Agreement (the "Closing"). The name of LF Capital was changed at that time to Landsea Homes Corporation. Pursuant to the terms of the Merger Agreement, Landsea Holdings received $343.8 million of stock consideration, consisting of 32.6 million newly issued shares of Landsea Homes Corporation's common stock. The shares were valued at $10.56 per share for purposes of determining the aggregate number of shares payable to Landsea Holdings (the "Stock Consideration").

Implications of Being a Smaller Reporting Company

We qualify as a smaller reporting company ("smaller reporting company"), as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as (i) our voting and non-voting common stock held by non-affiliates is less than $250 million measured on the last business day of our second fiscal quarter or (ii) our annual revenue is less than $100 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700 million measured on the last business day of our second fiscal quarter.

Available Information

Our Internet address is http://www.landseahomes.com. The information contained on our website is not incorporated by reference into this filing, should not be considered part of this filing, and is provided only for reference. Our principal executive offices are located at 1717 McKinney Avenue, Suite 1000, Dallas, Texas 75202 and our telephone number is (949) 345-8080.

We file annual, quarterly, and current reports as well as proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's website at www.sec.gov and at our website free of charge at www.landseahomes.com as soon as reasonably practicable after filing.

Item 1A. Risk Factors


Summary of Risk Factors


An investment in our securities involves risks and uncertainties. The following summarizes the material factors that make an investment in us speculative or risky, all of which are more fully described in the Risk Factors section below. We operate in a changing environment that involves numerous known and unknown risks and uncertainties that could materially adversely affect our operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or prospects. The selected risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition, results of operations or prospects. In such a case, the trading price of our securities could decline and you may lose all or part of your investment in us.

Operational Risks Related to Our Business

- If we are not able to develop communities successfully and in a timely manner, we may be adversely impacted.
- We are subject to warranty and liability claims arising in the ordinary course of business that can be significant.
- We may suffer uninsured losses or suffer material losses in excess of insurance limits.
- The long-term sustainability and growth in our number of homes delivered depends in part upon our ability to acquire lots that are either developed or have the approvals necessary for us to develop them.
- If the market value of our developed lot and home inventory decreases, our inventory could be impaired.
- Increases in our cancellation rate may adversely impact our revenue and homebuilding margins.
- Third-party lenders may not complete mortgage loan originations for our homebuyers in a timely manner or at all, which can lead to cancellations and a lesser backlog of orders, or significant delays in our closing homes sales.
- Difficulties with appraisal valuations in relation to the proposed sales price of our homes could force us to reduce prices.
- Our business and results of operations are dependent on the availability, skill, and performance of subcontractors.
- We rely on third-party skilled labor, suppliers and long supply chains.
- Fluctuating materials prices may adversely impact our results of operations.
- We could be adversely affected by efforts to impose joint employer liability for labor law violations committed by subcontractors.
- We may not be successful in completing or integrating acquisitions, expanding into new markets or implementing our growth strategies.
- Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing.
- Poor relations with the residents of our communities could negatively impact sales.
- We may be required to take write-downs or write-offs, restructuring and impairment or other charges.

Legal, Regulatory and Compliance Risks Related to Our Business
- An adverse outcome in litigation to which we are or become a party could materially and adversely affect us.
- New and existing laws and regulations or other governmental actions may increase our expenses, limit the number of homes that we can build or delay completion of our projects.
- We are subject to environmental laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes and delay completion of our projects.
- A major health and safety incident relating to our business could be costly in terms of liabilities and reputational damage.
- Our activities and disclosures related to sustainability expose us to numerous risks.
- Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.
- Changes in accounting rules, assumptions or judgments could materially and adversely affect us.

Risks Related to Our Organization and Structure
- Landsea Green can determine the outcome of major corporate transactions that require the approval of our stockholders and may take actions that conflict with the interests of other of our stockholders.
- We are a "controlled company" within the meaning of Nasdaq rules and, as a result, may qualify for, and may choose to rely on, exemptions from certain corporate governance requirements
- The CFIUS may modify, delay or prevent our future acquisition or investment activities, and certain laws or regulations may make it more difficult for us to operate in the United States.

- We are the managing member in certain joint venture limited liability companies, and may be liable for joint venture obligations.

Risks Related to Our Industry
- Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes.
- The homebuilding industry is highly competitive and, our competitors may be more successful or offer better value to customers.
- Our geographic concentration could adversely affect us if the homebuilding industry in our current markets experiences a decline.
- Tightening of mortgage lending standards and mortgage financing requirements and rising interest rates have adversely affected and could continue to affect the availability of mortgage loans for potential purchasers of our homes, and increases in property and other local taxes could prevent customers from purchasing homes.
- Any limitation on, or reduction or elimination of, tax benefits associated with homeownership could adversely affect us.
- Our quarterly operating results fluctuate due to the seasonal nature of our business.

Risks Related to Debt and Liquidity
- Because homes are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited.
- We may not be able to access sufficient capital on favorable terms, or at all, which could result in an inability to acquire lots, increase home construction costs or delay home construction entirely.
- We have outstanding indebtedness and may incur additional debt in the future.
- A breach of the covenants under any of the agreements governing our indebtedness could result in an event of default.
- The agreements governing our debt impose operating and financial restrictions.
- We may be unable to obtain suitable performance, payment and completion surety bonds and letters of credit.

Risks Related to the Ownership of Our Securities
- A significant portion of our total outstanding shares may be sold into the market in the near future.
- We previously identified a material weakness in our internal control over financial reporting, and we could experience material weaknesses in the future. Additionally, internal control over financial reporting may not prevent or detect all errors or fraud.
- We are a "smaller reporting company" subject to reduced disclosure and governance requirements.
- The exercise of our public warrants may result in dilution to our stockholders.
- Our warrants may not be in the money at times, they may expire worthless and the terms of the warrants may be amended in a manner that may be adverse to holders of our warrants.
- We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to a warrant holder.
- Nasdaq may delist our securities from trading on its exchange.
- Certain anti-takeover defenses and applicable law may limit the ability of a third-party to acquire control of us.
- The Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters.
- We do not intend to pay dividends on our common stock for the foreseeable future.

General Risk Factors
- Our ability to be successful will depend upon the efforts of our key personnel.
- Significant public health crises have had, and may again have, a material adverse effect on us.
- An information systems interruption or breach in security of our systems could adversely affect us.
- Changes in inflation or interest rates could adversely affect our business and financial results.

Operational Risks Related to Our Business

If we are not able to develop communities successfully and in a timely manner, our revenues, financial condition and results of operations may be adversely impacted.

Before a community generates any revenue, time and material expenditures are required to acquire land, obtain or renew permits and development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. At times, we have experienced a significant lag from the time we acquire land or options for land for development or developed home sites and the time we can bring the communities to market and sell homes. Our ability to process a significant number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately is important to our success. Errors by employees, failure to comply with or changes in regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of suppliers or counterparties, could result in delays and operational issues that could adversely affect our business, financial condition and operating results and relationships with customers. We can also experience, and have experienced at times, significant delays in obtaining permits, development approvals, entitlements, and local, state or federal government approvals, utility company constraints or delays, delays in a land seller's lot deliveries or delays resulting from rights or claims asserted by third parties, which may be outside of our control. Additionally, we may also have to renew existing permits and there can be no assurances that these permits will be renewed. Delays in the development of communities also expose us to the risk of changes in market conditions for homes. A decline in our ability to develop and market communities successfully and to generate positive cash flow from these operations in a timely manner could have a material adverse effect on our business and results of operations and on our ability to service our debt and to meet our working capital requirements.

We are subject to warranty and liability claims arising in the ordinary course of business that can be significant.

As a homebuilder, we are subject to construction defect, product liability, home warranty, and other claims, arising in the ordinary course of business or otherwise. There can be no assurance that our general liability insurance and other insurance rights or the indemnification arrangements with subcontractors and design professionals and other indemnities will be collectible or adequate to cover any or all construction defect and warranty claims for which we may be liable. Some claims may not be covered by insurance or may exceed applicable coverage limits. We may not be able to renew our insurance coverage or renew it at reasonable rates and may incur significant costs or expenses (including repair costs and litigation expenses) surrounding possible construction defects, product liability claims, soil subsidence or building related claims. Some claims may arise out of uninsurable events or circumstances not covered by insurance or that are not subject to effective indemnification agreements with our trade partners. In addition, we typically act as the general contractor for the homes we build for third party landowners on fee. In connection with these fee building agreements, we indemnify the landowner for liabilities arising from our work. There can be no assurance that our general liability insurance (procured by us or the landowner) or indemnification arrangements with subcontractors will be collectible and some claims may arise out of uninsurable events or circumstances not covered by insurance. Furthermore, most insurance policies have some level of a self-insured retention that we are required to satisfy per occurrence in order to access the underlying insurance, which levels can be significant. Any such claims or self-insured retentions can be costly and could result in significant liability.

With respect to certain general liability exposures, including construction defects and related claims and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process require us to exercise significant judgment due to the complex nature of these exposures, with each exposure often exhibiting unique circumstances. Furthermore, once claims are asserted against us for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand. Plaintiffs may seek to consolidate multiple parties in one lawsuit or seek class action status in some of these legal proceedings with potential class sizes that vary from case to case. Consolidated and class action lawsuits can be costly to defend and, if we were to lose any consolidated or certified class action suit, it could result in substantial liability.

We also expend resources to repair items in homes we have sold to fulfill the warranties we have issued to homebuyers. Additionally, construction defect claims can be costly to defend and resolve in the legal system. Warranty and construction defect matters can also result in negative publicity in the media and on the internet, which can damage our reputation and adversely affect our ability to sell homes.

In addition, we conduct business in California, one of the most highly regulated and litigious jurisdictions in the United States, which imposes a ten-year, strict liability tail on many construction liability claims. As a result, our potential losses and expenses due to litigation, new laws and regulations may be greater than those of competitors who have smaller California operations as a percentage of the total enterprise.

We may suffer uninsured losses or suffer material losses in excess of insurance limits.

In addition to difficulties with respect to claim assessment and liability and reserve estimation, some types of claims may not be covered by our insurance or may exceed our applicable coverage limits. We may also be responsible for applicable self-insured retentions with respect to our insurance policies. Furthermore, contractual indemnities with contractors and subcontractors can be difficult to enforce and we include our subcontractors on our general liability insurance which may significantly limit our ability to seek indemnity for insured claims. Furthermore, any product liability or warranty claims made against us, whether or not they are viable, may lead to negative publicity, which could impact our reputation and future home sales. In addition, manufactured product defects may result in delays, additional costs and remediation efforts which could have a negative impact on our new home deliveries and financial and operating results.

Our insurance for construction defect claims, subject to applicable self-insurance retentions, may not be available or adequate to cover all liability for damages, the cost of repairs, or the expense of litigation surrounding current claims, and future claims may arise out of events or circumstances not covered by our insurance and not subject to effective indemnification agreements with subcontractors.

Because of the uncertainties inherent in litigation, we cannot provide assurance that our insurance coverage, indemnity arrangements and reserves will be adequate to cover liability for any damages, the cost of repairs and litigation, or any other related expenses surrounding the current claims to which we are subject or any future claims that may arise. Such damages and expenses, to the extent that they are not covered by our insurance or redress against contractors and subcontractors, could materially and adversely affect our consolidated financial statements and results.

The long-term sustainability and growth in our number of homes delivered depends in part upon our ability to acquire lots that are either developed or have the approvals necessary for us to develop them.

Our future growth depends upon our ability to successfully identify and acquire attractive lots ready for development of homes at reasonable prices and with terms that meet our underwriting criteria. Our ability to acquire lots for new homes may be adversely affected by changes in the general availability of lots, the willingness of land sellers to sell lots at reasonable prices, competition for available lots, availability of financing to acquire lots, zoning and other market conditions. We currently depend primarily on the California, Florida and greater Phoenix area markets and the availability of lots in those markets at reasonable prices is limited. If the supply of lots appropriate for development of homes is limited because of these factors, or for any other reason, our ability to grow could be significantly limited, and the number of homes that we build and sell could decline. Additionally, our ability to begin new projects could be impacted if we elect not to purchase lots under option contracts. To the extent that we are unable to purchase lots timely or enter into new contracts for the purchase of lots at reasonable prices, our home sales revenue and results of operations could be negatively impacted or we may be required to decrease our operations in a given market.

If the market value of our developed lot and home inventory decreases, our results of operations could be adversely affected by impairments of inventory.

The market value of our land and housing inventories depends on market conditions. We acquire land for expansion into new markets and for replacement of land inventory and expansion within our current markets. There is an inherent risk that the value of the land we own or control may decline after purchase. The risks inherent in purchasing and developing land parcels increase as consumer demand for housing decreases. As a result, we may buy and develop land parcels on which homes cannot be profitably built and sold. The valuation of property is inherently subjective and based on the individual characteristics of each property. When market conditions, such as increases in interest rates, drive land values down, land we have purchased or option agreements we have previously entered into may become less desirable because we may not be able to build and sell homes profitably, at which time we may elect to sell the land or, in the case of options contracts, to forego pre-acquisition costs and forfeit deposits and terminate the agreements. Land parcels, building lots, and housing inventories are illiquid assets, and we may not be able to dispose of them efficiently or at all if we or the housing market and general economy are in financial distress. Factors such as changes in regulatory requirements and applicable laws (including in relation to building regulations, taxation and planning), political conditions, the

condition of financial markets, both local and national economic conditions, the financial condition of customers, potentially adverse tax consequences, and interest and inflation rate fluctuations subject the market value of land owned, controlled or optioned by us to uncertainty. For example, since March 2022, the Federal Reserve has raised, and may continue to raise, interest rates in an effort to curb inflation. During periods of increasing interest rates, demand for land and our housing inventories has generally decreased, which can result in lower sales proceeds from future dispositions. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. If housing demand decreases below what we anticipated when we acquired the inventory, our results of operations and financial conditions may be adversely affected and we may not be able to recover our costs when we build and sell houses.

Increases in our cancellation rate may adversely impact our revenue and homebuilding margins.

In connection with the sale of a home, we collect a deposit from the homebuyer that is a small percentage of the total purchase price. During the years ended December 31, 2023 and 2022, Landsea Homes experienced cancellation rates of 12.3% and 26.4%, respectively. Cancellations negatively impact the number of closed homes, net new home orders, home sales revenue and our results of operations, as well as the number of homes in backlog. Home order cancellations can result from a number of factors, including but not limited to declines or slow appreciation in the market value of homes, increases in the supply of homes available to be purchased, increased competition, higher mortgage interest rates, buyer's remorse, homebuyers' inability to sell their existing homes, homebuyers' inability to obtain suitable financing, including providing sufficient down payments, and adverse changes in economic conditions. Many of these factors are beyond our control. Increased levels of home order cancellations, such as those seen in the second half of 2022, have had, and could continue to have, a negative impact on our home sales revenue and financial and operating results.

Third-party lenders may not complete mortgage loan originations for our homebuyers in a timely manner or at all, which can lead to cancellations and a lesser backlog of orders, or significant delays in our closing homes sales and recognizing revenues from those homes.

Our buyers may obtain mortgage financing for their home purchases from any lender or other provider of their choice, including an unaffiliated lender. If, due to credit or consumer lending market conditions, regulatory requirements, or other factors or business decisions, these lenders refuse or are unable to provide mortgage loans to our buyers, the number of homes that we deliver and our consolidated financial statements may be materially and adversely affected.

We can provide no assurance as to a lenders' ability or willingness to complete, in a timely fashion or at all, the mortgage loan originations they start for our homebuyers. Such inability or unwillingness may result in mortgage loan funding issues that slow deliveries of our homes or cause cancellations, which in each case may have a material adverse effect on our consolidated financial statements. In addition, mortgage loan disclosure requirements to consumers may potentially delay lenders' completion of the mortgage loan funding process for borrowers. Specifically, the Consumer Financial Protection Bureau has adopted a rule governing the content and timing of mortgage loan disclosures to borrowers, commonly known as TILA-RESPA Integrated Disclosures ("TRID"). Lender compliance with TRID could result in delays in loan closings and the delivery of homes that materially and adversely affect our financial results and operations.

Difficulties with appraisal valuations in relation to the proposed sales price of our homes could force us to reduce the price of our homes for sale.

Each of our home sales may require an appraisal of the home value before closing. These appraisals are professional judgments of the market value of the property and are based on a variety of market factors. If our internal valuations of the market and pricing do not line up with the appraisal valuations and appraisals are not at or near the agreed upon sales price, we may be forced to reduce the sales price of the home to complete the sale. These appraisal issues could have a material adverse effect on our business and results of operations.

Our business and results of operations are dependent on the availability, skill, and performance of subcontractors.

Our business and results of operations are dependent on the availability and skill of subcontractors, as substantially all construction work is done by subcontractors with us acting as the general contractor. Accordingly, the timing and quality of construction depend on the availability and skill of unaffiliated, third party subcontractors. We have previously experienced and may again experience skilled labor shortages. Throughout the homebuilding cycle, we have experienced shortages of skilled labor in a

number of our markets which has led to increased labor costs and increased the cycle times of completion of home construction and our ability to convert home sales into closings. The cost of labor may also be adversely affected by shortages of qualified tradespeople, changes in laws and regulations relating to union activity and changes in immigration laws and trends in labor migration. We cannot be assured that there will be a sufficient supply of, or satisfactory performance by, these unaffiliated third-party consultants and subcontractors, which could have a material adverse effect on our business.

The residential construction industry also experiences labor shortages and disruptions from time to time, including: work stoppages, labor disputes, shortages in qualified tradespeople, lack of availability of adequate utility infrastructure and services, our need to rely on local subcontractors who may not be adequately capitalized or insured, and delays in availability of building materials. Additionally, we could experience labor shortages as a result of subcontractors going out of business or leaving the residential construction market due to low levels of housing production and volumes. Any of these circumstances could give rise to delays in the start or completion of our communities, increase the cost of developing one or more of our communities and increase the construction cost of our homes. To the extent that market conditions prevent the recovery of increased costs, including, among other things, subcontracted labor, finished lots, building materials, and other resources, through higher sales prices, our gross margins from home sales and results of operations could be adversely affected.

In addition, some of the subcontractors we engage are represented by labor unions or are subject to collective bargaining arrangements that require the payment of prevailing wages that are typically higher than normally expected on a residential construction site. A strike or other work stoppage involving any of our subcontractors could also make it difficult for us to retain subcontractors for their construction work. In addition, union activity could result in higher costs for us to retain our subcontractors. Access to qualified labor at reasonable rates may also be affected by other circumstances beyond our control, including: shortages of qualified tradespeople, such as carpenters, roofers, electricians and plumbers; high inflation; changes in laws relating to employment and union organizing activity; changes in trends in labor force migration; and increases in contractor, subcontractor and professional services costs. The inability to contract with skilled contractors and subcontractors at reasonable rates on a timely basis could materially and adversely affect our financial condition and operating results.

Further, the enactment and implementation of federal, state or local statutes, ordinances, rules or regulations requiring the payment of prevailing wages on private residential developments would materially increase our costs of development and construction, which could materially and adversely affect our results of operations and financial conditions.

We rely on third-party suppliers and long supply chains, and if we fail to identify and develop relationships with a sufficient number of qualified suppliers, or if there is a significant interruption in our supply chains, our ability to timely and efficiently access raw materials that meet our standards for quality could be adversely affected.

Our ability to identify and develop relationships with qualified suppliers who can satisfy our standards for quality and our need to access products and supplies in a timely and efficient manner is a significant challenge. We may be required to replace a supplier if their products do not meet our quality or safety standards. In addition, our suppliers could discontinue selling products at any time for reasons that may or may not be in our control or the suppliers' control. Our operating results and inventory levels could suffer if we are unable to promptly replace a supplier who is unwilling or unable to satisfy our requirements with a supplier providing similar products. Our suppliers' ability to deliver products may also be affected by financing constraints caused by credit market conditions, which could negatively impact our revenue and cost of products sold, at least until alternate sources of supply are arranged.

Fluctuating materials prices may adversely impact our results of operations.

The residential construction industry experiences raw material shortages from time to time, including shortages in supplies of insulation, drywall, cement, steel and lumber. These raw material shortages can be more severe during periods of strong demand for housing or during periods where the regions in which we operate experience natural disasters that have a significant impact on existing residential and commercial structures. The costs of raw materials such as lumber have and could again increase during periods of shortage or high inflation. During the downturn in 2007 to 2011, a large number of qualified trade partners went out of business or otherwise exited the market into new fields. A reduction in available trade partners exacerbates shortages as demand for new housing increases. Shortages and price increases could cause delays in and increase our costs of home construction, which we may not be able to recover by raising home prices due to market demand and because the price for each home is typically set prior to its delivery pursuant to the agreement of sale with the homebuyer. In addition, the federal government has, at various times, imposed tariffs on a variety of imports from foreign countries and may impose additional tariffs in the future. Significant tariffs or other restrictions placed on raw materials that we use in our homebuilding operation, such as lumber or steel, could cause the cost of home construction to

increase, which we may not be able to recover by raising home prices or which could slow our absorption due to being constrained by market demand. As a result, shortages or increased costs of raw materials could have a material adverse effect on our business, prospects, financial condition, and results of operations.

We could be adversely affected by efforts to impose joint employer liability for labor law violations committed by subcontractors.

Several other homebuilders have received inquiries from regulatory agencies concerning whether homebuilders using contractors are deemed to be employers of the employees of such contractors under certain circumstances. Contractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the homebuilding industry; however, if regulatory agencies reclassify the employees of contractors as employees of homebuilders, homebuilders using contractors could be responsible for wage and hour labor laws, workers' compensation and other employment-related liabilities of their contractors. Even if we are not deemed to be a joint employer with our contractors, we may be subject to legislation that requires us to share liability with our contractors for the payment of wages and the failure to secure valid workers' compensation coverage. In addition, under California law, direct construction contractors are required to assume and be liable for unpaid wages, fringe or other benefit payments or contributions, including interest, incurred by a subcontractor at any tier for contracts entered into on or after January 1, 2018, which may result in increased costs.

We may not be successful in completing or integrating acquisitions, expanding into new markets or implementing our growth strategies.

From 2019 through 2022, Landsea Homes acquired four separate homebuilding companies. In October 2023, we acquired certain assets of Richfield, a Colorado-based homebuilder, and in January 2024, we entered into an agreement to acquire Antares, a Texas-based homebuilder. We may in the future consider growth or expansion of our operations in our current markets or in new markets, whether through strategic acquisitions of homebuilding companies or otherwise. The magnitude, timing and nature of any future expansion will depend on a number of factors, including our ability to identify suitable additional markets or acquisition candidates, the negotiation of acceptable terms, our financial capabilities and general economic and business conditions. Our expansion into new or existing markets, whether through acquisition or otherwise, could have a material adverse effect on our business, prospects, liquidity, financial condition or results of operations. Acquisitions also involve numerous risks, including difficulties in the assimilation of the acquired company's operations, the incurrence of unanticipated liabilities or expenses, the risk of impairing inventory and other assets related to the acquisition, the potential loss of key employees of the acquired company, the diversion of management's attention and resources from other business concerns, risks associated with entering markets in which we have limited or no direct experience and the potential loss of key employees of the acquired company. The completion of the Antares Acquisition is subject to customary closing conditions, and may not be completed within the expected timeframe, or at all.

Adverse weather and geological conditions may increase costs, cause project delays and reduce consumer demand for housing, all of which could materially and adversely affect us.

As a homebuilder and land developer, we are subject to the risks associated with numerous weather-related and geologic events, many of which are beyond our control. These weather-related and geologic events include but are not limited to droughts, floods, wildfires, landslides, soil subsidence and earthquakes. The occurrence of any of these events (including those weather-related events which are caused or exacerbated by climate change) could damage our land parcels and projects, cause delays in the completion of our projects, reduce consumer demand for housing and cause shortages and price increases in labor or raw materials, any of which could harm our sales and profitability. Our California markets are in areas which have historically experienced significant earthquake activity, seasonal wildfires and related power outages, droughts and water shortages. In addition to directly damaging our land or projects, earthquakes, floods, landslides, wildfires or other geologic events could damage roads and highways providing access to those projects, thereby adversely affecting our ability to market homes in those areas and possibly increasing the costs of completion. Adverse weather and geological conditions in markets where we operate, such as wildfires in California or hurricanes in Florida, could increase the perceived frequency or severity of negative weather events in certain markets and impact demand and pricing of our homes in such markets which could result in adverse impacts to our financial results.

Further, our properties are located in a number of west coast markets in the United States, together with Texas and Florida. To the extent that climate change impacts changes in weather patterns, our markets could experience increases in extreme weather and rising sea levels. Many of our assets are in zones that have been impacted by drought and, as such, face the risk of increased water costs and potential fines and/or penalties for high consumption. Over time, these conditions could result in declining demand for our homes. Climate change may also have indirect effects on our business by increasing the cost of, or decreasing the availability of,

property insurance on terms we find acceptable or at all, or by increasing the cost of energy or water. There can be no assurance that climate change will not have a material adverse effect on our business, prospects, financial condition and results of operations.

Poor relations with the residents of our communities could negatively impact sales, which could cause our revenue or results of operations to decline.

Residents of communities we develop may look to us to resolve issues or disputes that may arise in connection with the operation or development of their communities. Efforts we make to resolve these issues or disputes could be deemed unsatisfactory by the affected residents, and subsequent actions by these residents could adversely affect our sales or reputation. In addition, we could be required to make material expenditures related to the settlement of such issues or disputes or to modify our community development plans, which could adversely affect our results of operations.

We may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our stock price, which could cause you to lose some or all of your investment.

We may be forced to write down or write off assets, including intangible assets such as goodwill, restructure operations, or incur impairment or other charges that could result in losses, including due to factors outside of our business and outside of our control. For example, we have recorded intangible assets, including goodwill, in connection with the acquisitions of Pinnacle West, Garrett Walker, Vintage, and Hanover. If we were to determine that a significant impairment of any such intangible assets has occurred, we would be required to write-off the impaired portion of intangible assets, which could have a material adverse effect on our results of operations in the period in which the write-off occurs. Further, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. Accordingly, our securities could suffer a reduction in value. Our security holders are unlikely to have a remedy for such reduction in value, unless stockholders are able to successfully claim that the reduction in stock value was due to the breach by our officers or directors of a duty of care or other fiduciary duty owed to them, or if they are able to bring a private claim that the proxy statement relating to the Merger contained an actionable material misstatement or material omission.

Legal, Regulatory and Compliance Risks

An adverse outcome in litigation to which we are or become a party could materially and adversely affect us.

Presently and in the future, we are and may become subject to litigation, including claims relating to our operations, breach of contract, securities offerings or otherwise in the ordinary course of business or otherwise. Some of these claims may result in significant defense costs and potentially significant judgments against us, some of which are not, or cannot be, insured against. We cannot be certain of the ultimate outcomes of any claims that now exist or may arise in the future. Resolution of these types of matters against us may result in significant fines, judgments or settlements, which, if uninsured, or if the fines, judgments and settlements exceed insured levels, could adversely impact our earnings and cash flows, thereby materially and adversely affecting us. Litigation or the resolution of litigation may affect the availability or cost of our insurance coverage, which could materially and adversely impact us.

New and existing laws and regulations or other governmental actions may increase our expenses, limit the number of homes that we can build or delay completion of our projects.

We are subject to numerous local, state, federal and other statutes, ordinances, rules and regulations concerning zoning, development, building design, construction and similar matters which impose restrictive zoning and density requirements, which can limit the number of homes that can be built within the boundaries of a particular area. Projects that are not entitled may be subjected to periodic delays, changes in use, less intensive development or elimination of development in certain specific areas due to government regulations. We may also be subject to periodic delays or may be precluded entirely from developing in certain communities due to building moratoriums or "slow-growth" or "no-growth" initiatives that could be implemented in the future. Local governments also have broad discretion regarding the imposition of development fees, assessments, and exactions for projects in their jurisdiction. Projects for which we have received land use and development entitlements or approvals may still require a variety of other governmental approvals and permits during the development process and can also be impacted adversely by unforeseen health, safety and welfare issues, which can further delay these projects or prevent their development. As a result, home sales could decline and

costs could increase, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

We are subject to environmental laws and regulations, which may increase our costs, result in liabilities, limit the areas in which we can build homes and delay completion of our projects.

We are subject to a variety of local, state, federal and other statutes, ordinances, rules and regulations concerning the environment. The particular environmental laws which apply to any given homebuilding site vary according to the site's location, its environmental conditions and the present and former uses of the site, as well as adjoining properties. Environmental laws and conditions may result in delays, may cause us to incur substantial compliance and other costs, including significant fines and penalties for any violation, and may prohibit or severely restrict homebuilding activity in environmentally sensitive regions or areas, which could negatively affect our results of operations. California and New York are especially susceptible to restrictive government regulations and environmental laws. For example, California imposes notification obligations respecting environmental conditions, sometimes recorded on deeds, and also those required to be delivered to persons accessing property or to home buyers or renters, which may cause some persons, or their financing sources, to view the subject parcels as less valuable or as impaired.

Under various environmental laws, current or former owners of real estate, as well as certain other categories of parties, may be required to investigate and clean up hazardous or toxic substances or petroleum product releases, and may be held liable to a governmental entity or to third parties for property damage and for investigation and clean-up costs incurred by such parties in connection with the contamination. In addition, in those cases where an endangered species is involved, environmental rules and regulations may result in unplanned or unforeseeable restrictions on or even the elimination of development in identified environmentally sensitive areas. As a result, we may be liable for the costs of removal, investigation or remediation of man-made or natural hazardous or toxic substances located on, under or in a property currently or formerly owned, leased or occupied by us, whether or not we caused or knew of the pollution. From time to time, the Environmental Protection Agency and similar federal, state or local agencies review land developers' and homebuilders' compliance with environmental laws and may levy fines and penalties for failure to strictly comply with applicable environmental laws, including those applicable to control of storm water discharges during construction, or impose additional requirements for future compliance as a result of past failures. In addition, we are subject to third-party challenges, such as by environmental groups or neighborhood associations, under environmental laws and regulations to the permits and other approvals required for our projects and operations. These matters could adversely affect our business, prospects, liquidity, financial condition and results of operations.

There is a variety of new legislation being enacted, or considered for enactment at the federal, state and local level relating to energy, emissions and climate change, and we expect that increasingly stringent requirements may be imposed on land developers and homebuilders in the future. This legislation relates to items such as carbon dioxide emissions control and building codes that impose energy efficiency standards. New building code requirements that impose stricter energy efficiency standards, including California's solar mandate could significantly increase our cost to construct homes and we may be unable to fully recover such costs due to market conditions, which could cause a reduction in our homebuilding gross margin and materially and adversely affect our results of operations. As climate change concerns continue to grow, legislation and regulations of this nature are expected to continue and become more costly to comply with. Similarly, energy-related initiatives affect a wide variety of companies throughout the United States and the world and because our operations are heavily dependent on significant amounts of raw materials, such as lumber, steel and concrete, they could have an indirect adverse impact on our operations and profitability to the extent the manufacturers and suppliers of our materials are burdened with expensive cap and trade and similar energy-related regulations.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding and land development industry poses certain inherent health and safety risks to those working at such sites. Due to health and safety regulatory requirements and the number of our projects, health and safety performance is critical to the success of all areas of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements or litigation, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies, governmental authorities and local communities, and our ability to win new business, which in turn could materially and adversely affect our operating results and financial condition.

Our activities and disclosures related to sustainability expose us to numerous risks.

Our business may face increased scrutiny from investors and other stakeholders related to our sustainability activities, including our ability to comply with evolving disclosure rules and regulations. For instance, it is anticipated that the SEC will issue a climate change disclosure rule in 2024, which, if implemented as proposed, would significantly expand climate-related disclosure obligations. The State of California has enacted legislation that will require large U.S. companies doing business in California to make broad-based climate-related disclosures, and other states are also considering new climate change disclosure requirements. We are assessing our obligations under these proposed and enacted rules and expect that compliance could require substantial effort in the future. In addition, standards for tracking and reporting on sustainability matters, including climate-related matters, have not been harmonized and changes in such standards may also require us to alter our accounting or operational policies and to implement new or enhance existing systems to reflect new reporting obligations. We will likely need to be prepared to contend with overlapping, yet distinct, climate-related disclosure approaches, frameworks and requirements. Our ability to compete could also be affected by changing customer preferences and requirements, such as growing stakeholder demand to establish validated emissions targets or growing customer demand to offer more sustainable homes.

Our 2022 Sustainability Report is available on our website. If our sustainability practices or disclosures do not meet, or are perceived not to meet, evolving regulatory, investor and other stakeholder (including proxy advisory firm) expectations and standards, our reputation, our ability to attract or retain employees, and our attractiveness as an investment or business partner could be negatively affected. Similarly, our failure, or perceived failure, to pursue or fulfill any sustainability-focused goals, targets, or objectives, to comply with ethical, environmental, or other standards, regulations, or expectations, or to satisfy various reporting standards with respect to these matters, within the timelines we announce, or at all, could adversely affect our business or reputation, as well as expose us to government enforcement actions and private litigation. At the same time, some stakeholders and regulators have expressed or pursued contrary views, legislation, and investment expectations with respect to sustainability, including the enactment or proposal of "anti-ESG" legislation or policies, which may expose us to additional legal or reputational risks based upon our sustainability commitments and disclosures. While we monitor a broad range of sustainability matters, we cannot be certain that we will manage such matters successfully, or that we will successfully meet the expectations of investors, employees, customers, governments and other stakeholders.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.

We are subject to income taxes in the United States, and our domestic tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rates could be subject to volatility or adversely affected by a number of factors, including:

- changes in the valuation of our deferred tax assets and liabilities;
- expected timing and amount of the release of any tax valuation allowances;
- tax effects of stock-based compensation;
- costs related to intercompany restructurings;
- changes in tax laws, regulations or interpretations thereof; or
- lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by U.S. federal and state authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.

Changes in accounting rules, assumptions or judgments could materially and adversely affect us, including recent statements from the SEC regarding SPAC-related companies.

Accounting rules and interpretations for certain aspects of our financial reporting are highly complex and involve significant assumptions and judgment. These complexities could lead to a delay in the preparation and dissemination of our financial statements. Furthermore, changes in accounting rules and interpretations or in our accounting assumptions or judgments, such as asset impairments and contingencies are likely to significantly impact our financial statements. In some cases, we could be required to apply a new or revised standard retroactively, resulting in restating financial statements from prior period(s). Any of these circumstances could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

For example, on April 12, 2021, the Staff of the SEC issued the "Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies ("SPACs")" (the "SEC Statement"). The SEC Statement emphasized the potential accounting implications of certain terms that may be common in warrants issued by SPACs that could result in the warrants being classified as a liability measured at fair value, with non-cash fair value adjustments reported in earnings at each reporting period. After considering the SEC Statement, the Company concluded that there was a material misstatement related to the accounting for the warrants in the historical financial statements of the Company for the periods presented in our Annual Report on Form 10-K for the year ended December 31, 2020. The resulting restatement of the Company's historical financial statements may subject the Company to additional risks and uncertainties, including, among others, increased professional fees and expenses and time commitment that may be required to address matters related to a restatement, and scrutiny of the SEC and other regulatory bodies which could cause investors to lose confidence in the Company's reported financial information and could subject the Company to civil or criminal penalties or shareholder litigation. The Company could face monetary judgments, penalties or other sanctions that could have a material adverse effect on its business, financial condition and results of operations and could cause its stock price to decline.

Risks Related to Our Organization and Structure

Landsea Green can determine the outcome of major corporate transactions that require the approval of our stockholders and may take actions that conflict with the interests of other of our stockholders.

Landsea Green currently holds, indirectly, a majority of the voting rights in us. As long as Landsea Green holds such majority of voting rights, Landsea Green will have the ability to exercise control in our business, and may cause us to take actions that are not in, or conflict with, the interests of other stockholders such as incurring additional indebtedness, selling assets or other actions that negatively affect our net assets. Similarly, Landsea Green will be able to control our major policy decisions by controlling the selection of senior management, determining the timing and amount of approving annual budgets, deciding on increases or decreases in stock capital, determining issuances of new securities, approving disposals of assets or business, and amending our articles of association. These actions may be taken even if they are opposed by other stockholders.

Our stockholder structure may negatively affect our ability to obtain financing required for opportunistic investments or to offset periods of net losses or financial distress. We cannot assure you that we would be able to obtain additional financing in a timely fashion or at all. If we were unable to obtain such financing, we may be unable to take advantage of business opportunities or may be unable to avoid defaults under our obligations.

We are a "controlled company" within the meaning of Nasdaq rules and, as a result, may qualify for, and may choose to rely on, exemptions from certain corporate governance requirements.

Landsea Green beneficially owns a majority of the voting power of all outstanding shares of our common stock, making us a "controlled company." Pursuant to Nasdaq listing standards, a "controlled company" may elect not to comply with certain Nasdaq listing standards that would otherwise require it to have: (i) a board of directors comprised of a majority of independent directors; (ii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the board's selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors. We intend to rely on the exemptions described in clauses (i), (ii), (iii) and (iv) above.

Accordingly, our stockholders do not have the same protections afforded to stockholders of companies that are subject to all of the Nasdaq corporate governance requirements.

In addition, on June 20, 2012, the SEC passed final rules implementing provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 pertaining to compensation committee independence and the role and disclosure of compensation consultants and other advisers to the compensation committee. The SEC's rules direct each of the national securities exchanges (including Nasdaq) to develop listing standards requiring, among other things, that: (i) compensation committees be composed of fully independent directors, as determined pursuant to new independence requirements; (ii) compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisors; and (iii) compensation committees be required to consider, when engaging compensation consultants, legal counsel or other advisors, certain independence factors,

including factors that examine the relationship between the consultant or advisor's employer and us. As a "controlled company," we are not subject to these compensation committee independence requirements.

The CFIUS may modify, delay or prevent our future acquisition or investment activities, and U.S. state or federal laws or regulations may make it more difficult for us to operate in the United States.

For so long as Landsea Green retains a material ownership interest in us, we will be deemed a "foreign person" under the regulations relating to CFIUS. As such, acquisitions of or investments in U.S. businesses, including foreign businesses with U.S. subsidiaries, may be subject to CFIUS review, the scope of which includes, among other things, certain non-passive, non-controlling investments (including certain investments in entities that hold or process personal information about U.S. nationals), certain acquisitions of real estate even with no underlying U.S. business, transactions the structure of which is designed or intended to evade or circumvent CFIUS jurisdiction and any transaction resulting in a "change in the rights" of a foreign person in a U.S. business if that change could result in either control of the business or a covered non-controlling investment. The Foreign Investment Risk Review Modernization Act of 2018 ("FIRRMA") also subjects certain categories of investments to mandatory filings. If a particular proposed acquisition or investment in a U.S. business falls within CFIUS's jurisdiction, we may determine that we are required to make a mandatory filing or that we will submit to CFIUS review on a voluntary basis, or to proceed with the transaction without submitting to CFIUS and risk CFIUS intervention, before or after closing the transaction. CFIUS may decide to block or delay an acquisition or investment by us, impose conditions with respect to such acquisition or investment or order us to divest all or a portion of a U.S. business that we acquired without first obtaining CFIUS approval, which may limit the attractiveness of or prevent us from pursuing certain acquisitions or investments that we believe would otherwise be beneficial to us and our stockholders. In addition, among other things, FIRRMA authorizes CFIUS to prescribe regulations defining "foreign person" differently in different contexts, which could result in less favorable treatment for investments and acquisitions by companies from countries of "special concern." If such future regulations impose additional burdens on acquisition and investment activities involving PRC and PRC-controlled entities, our ability to consummate transactions falling within CFIUS's jurisdiction that might otherwise be beneficial to us and our stockholders may be hindered.

In addition, U.S. state or federal laws or regulations may restrict our normal business operations in the United States for so long as any Chinese citizen or Chinese investors (including Mr. Martin Tian and Landsea Green), own a significant percentage of our outstanding shares of common stock. A number of states have passed legislation or have pending bills that restrict foreign ownership of U.S. land that could, in addition to CFIUS, restrict future acquisition or investment activities. For example, a law that recently became effective in Florida prohibits, with limited exemptions, certain China-related persons from, directly or indirectly, owning, having a controlling interest in, or acquiring certain real estate in Florida, including agricultural land or property located within proximity of military installations or critical infrastructure facilities. While this law and similar state laws, are subject to ongoing court challenges, it could limit future growth in these jurisdictions.

We are the managing member in certain joint venture limited liability companies, and therefore may be liable for joint venture obligations.

Certain of our active joint ventures are organized as limited liability companies. We are the managing member in some of these. As a managing member or general partner, we may be liable for a joint venture's liabilities and obligations should the joint venture fail or be unable to pay these liabilities or obligations. These risks include, among others, that a partner in the joint venture may fail to fund its share of required capital contributions, that a partner may make poor business decisions or delay necessary actions, or that a partner may have economic or other business interests or goals that are inconsistent with ours.

Risks Related to Our Industry

Our industry is cyclical and adverse changes in general and local economic conditions could reduce the demand for homes and, as a result, could have a material adverse effect on us.

The residential homebuilding industry is cyclical and highly sensitive to changes in general and local economic, real estate or other business conditions that are outside of our control and could reduce the demand for homes, including changes in:

- overall consumer confidence and the confidence of potential homebuyers in particular;
- U.S. and global financial systems, macroeconomic conditions, market volatility and credit market stability, including the effects of inflation, recession, interest rate fluctuations, changes or uncertainty in fiscal or monetary policy, actual or

anticipated military or political conflicts (such as the Russian invasion of Ukraine, the Israel-Hamas war, tensions across the Taiwan Strait, and their respective regional and global ramifications) and global or regional public health events;
- employment levels and job and personal income growth;
- availability and pricing of financing for homebuyers;
- short and long-term interest rates;
- demographic trends;
- changes in energy prices;
- housing demand from population growth, household formation and other demographic changes, among other factors;
- private party and governmental residential consumer mortgage loan programs, and federal and state regulation of lending and appraisal practices;
- federal and state personal income tax rates and provisions, government actions, policies, programs and regulations directed at or affecting the housing market, tax benefits associated with purchasing and owning a home, and the standards, fees and size limits applicable to the purchase or insuring of mortgage loans by government-sponsored enterprises and government agencies;
- the supply of and prices for available new or existing homes, including lender-owned homes acquired through foreclosures and short sales and homes held for sale by investors and speculators, and other housing alternatives, such as apartments and other residential rental property;
- homebuyer interest in our current or new product designs and community locations, and general consumer interest in purchasing a home compared to choosing other housing alternatives; and
- real estate taxes.

Adverse changes in these or other general and local economic or business conditions may affect our business nationally or in particular regions or localities. During the most recent economic downturn, several of the markets we serve, and the U.S. housing market as a whole, experienced a prolonged decrease in demand for new homes, as well as an oversupply of new and existing homes available for sale. Demand for new homes is affected by weakness in the resale market because many new homebuyers need to sell their existing homes in order to buy a home from us. In addition, demand may be adversely affected by alternatives to new homes, such as rental properties and existing homes. In the event of another economic downturn or if general economic conditions should worsen, our home sales could decline and we could be required to write down or dispose of assets or restructure our operations or debt, any of which could have a material adverse effect on our financial results.

Adverse changes in economic or business conditions have caused and could continue to cause increased home order cancellation rates, diminished demand and prices for our homes, and diminished value of our real estate investments. These changes can also cause us to take longer to build homes and make it more costly to do so. We may not be able to recover any of the increased costs by raising prices because of weak market conditions and increasing pricing pressure. Additionally, the price of each home we sell is usually set several months before the home is delivered, as many homebuyers sign their home purchase contracts before or early in the construction process. The potential difficulties described above could impact homebuyers' ability to obtain suitable financing and cause some homebuyers to cancel or refuse to honor their home purchase contracts altogether.

The homebuilding industry is highly competitive and, if our competitors are more successful or offer better value to customers, it may materially and adversely affect our business and financial condition.

We operate in a very competitive environment that is characterized by competition from a number of other homebuilders and land developers in each geographical market in which we operate. There are relatively low barriers to entry into the homebuilding business. We compete with numerous large national and regional homebuilding companies and with smaller local homebuilders and land developers for, among other things, homebuyers, desirable land parcels, financing, raw materials and skilled management and labor resources. If we are unable to compete effectively in our markets, our business could decline disproportionately to the businesses of our competitors and our financial condition could be materially and adversely affected.

Increased competition could hurt our business by preventing us from acquiring attractive land parcels on which to build homes or making acquisitions more expensive, hindering our market share expansion and causing us to increase selling incentives and reduce prices. Additionally, an oversupply of homes available for sale or a discounting of home prices could materially and adversely affect pricing for homes in the markets in which we operate.

Over the past several years, we have embarked on a strategy to expand our product offerings to include more affordably-priced homes to reach a deeper pool of qualified buyers and grow our overall community count. We anticipate that we will continue to

build more affordably-priced homes. We believe there is more competition among homebuilding companies in more affordable product offerings than in the luxury and move-up segments. We also compete with the resale, or "previously owned," home market, the size of which may change significantly as a result of changes in the rate of home foreclosures, which is affected by changes in economic conditions both nationally and locally.

We may be at a competitive disadvantage with regard to certain large national and regional homebuilding competitors whose operations are more geographically diversified, as these competitors may be better able to withstand any future regional downturn in the housing market. We compete directly with a number of large national and regional homebuilders that may have longer operating histories and greater financial and operational resources than we do, including a lower cost of capital. Many of these competitors also have longstanding relationships with subcontractors, local governments and suppliers in the markets in which we operate or in which we may operate in the future. This, at times, gives our competitors an advantage in securing materials and labor at lower prices, marketing their products and allowing their homes to be delivered to customers more quickly and at more favorable prices. This competition could reduce our market share and limit our ability to expand our business.

Our geographic concentration could materially and adversely affect us if the homebuilding industry in our current markets should experience a decline.

Our current business involves the design, construction and sale of innovative detached and attached homes in planned communities in major metropolitan areas in Arizona, California, Colorado, Florida, Metro New York, and Texas. Because our operations are concentrated in these areas, a prolonged economic downturn affecting one or more of these areas, or affecting any sector of employment on which the residents of such area are dependent, could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations, and a disproportionately greater impact on us than other homebuilders with more diversified operations. For example, much of the employment base in the San Francisco bay area is dependent upon the technology sector. During the downturn from 2007 to 2011, land values, the demand for new homes and home prices declined substantially in California. Additionally, in the past the state of California has experienced severe budget shortfalls and taken measures such as raising taxes and increasing fees to offset the deficit. Accordingly, our sales, results of operations, financial condition and business would be negatively impacted by a decline in the economy, the job sector or the homebuilding industry in the Western U.S. regions in which our operations are concentrated.

In addition, our ability to acquire land parcels for new homes may be adversely affected by changes in the general availability of land parcels, the willingness of land sellers to sell land parcels at reasonable prices, competition for available land parcels, availability of financing to acquire land parcels, zoning and other market conditions. For example, the availability of land parcels in our California markets at reasonable prices is limited. If the supply of land parcels appropriate for development of homes is limited because of these factors, or for any other reason, our ability to grow could be significantly limited, and the number of homes that we build and sell could decline.

Tightening of mortgage lending standards and mortgage financing requirements and rising interest rates have adversely affected and could continue to affect the availability of mortgage loans for potential purchasers of our homes, and increases in property and other local taxes could prevent customers from purchasing homes, which could adversely affect our business or financial results.

Generally, housing demand is negatively impacted by the unavailability of mortgage financing, as a result of tightening of mortgage lending standards and mortgage financing requirements, in addition to factors that increase the cost of financing a home such as increases in interest rates, down payment requirements, insurance premiums or limitations on mortgage interest deductibility. A substantial percentage of our buyers finance their home purchases with mortgage financing. Additionally, deterioration in credit quality among subprime and other nonconforming loans has caused most lenders to eliminate subprime mortgages and most other loan products that do not conform to Federal National Mortgage Association ("Fannie Mae"), Federal Home Loan Mortgage Corporation ("Freddie Mac"), Federal Housing Administration (the "FHA"), or Veterans Administration (the "VA") standards. In addition, as a result of the turbulence in the credit markets and mortgage finance industry during the last significant economic downturn, in July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was signed into law. This legislation provided for a number of new requirements relating to residential mortgages and mortgage lending practices that reduce the availability of loans to borrowers or increase the costs to borrowers to obtain such loans. Fewer loan products and tighter loan qualifications, in turn, make it more difficult for a borrower to finance the purchase of a new home or the purchase of an existing home from a potential "move-up" buyer who wishes to purchase one of our homes. The foregoing may also hinder our ability to realize our backlog because our home purchase contracts provide customers with a financing contingency. Financing contingencies allow customers to cancel their home

purchase contracts in the event that they cannot arrange for adequate financing. As a result, rising interest rates, stricter underwriting standards, and a reduction of loan products, among other similar factors, can contribute to a decrease in our home sales. Any of these factors could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

The federal government has also taken on a significant role in supporting mortgage lending through its conservatorship of Fannie Mae and Freddie Mac, both of which purchase home mortgages and mortgage-backed securities originated by mortgage lenders, and its insurance of mortgages originated by lenders through the FHA and the VA. The availability and affordability of mortgage loans, including interest rates for such loans, could be adversely affected by a curtailment or cessation of the federal government's mortgage-related programs or policies. Additionally, the FHA may continue to impose stricter loan qualification standards, raise minimum down payment requirements, impose higher mortgage insurance premiums and other costs, or limit the number of mortgages it insures. Due to federal budget deficits, the U.S. Treasury may not be able to continue supporting the mortgage-related activities of Fannie Mae, Freddie Mac, the FHA and the VA at present levels, or it may revise significantly the federal government's participation in and support of the residential mortgage market. Because the availability of Fannie Mae, Freddie Mac, FHA and VA-backed mortgage financing is an important factor in marketing and selling many of our homes, especially as they move down in price point, any limitations, restrictions or changes in the availability of such government-backed financing could reduce our home sales, which could have a material adverse effect on our business, prospects, liquidity, financial condition and results of operations.

Current federal income tax laws cap individual state and local tax deductions at $10,000 for the aggregate of state and local real property and income taxes or state and local sales taxes, and cap mortgage interest deduction to $750,000 of debt ($1,000,000 after 2025) for mortgages taken out after December 15, 2017. Additionally, limits on deductibility of mortgage interest and property taxes may increase the after-tax cost of owning a home for some individuals. Any increases in personal income tax rates or additional tax deduction limits could adversely impact demand for new homes, including homes we build, which could adversely affect our results of operations. Furthermore, increases in real estate taxes and other local government fees, such as fees imposed on developers to fund schools, open space, and road improvements, or provide low- and moderate-income housing, could increase our costs and have an adverse effect on our operations. In addition, increases in local real estate taxes as well as the limitation on deductibility of such costs could adversely affect our potential home buyers, who may consider those costs in determining whether to make a new home purchase and decide, as a result, not to purchase one of our homes or not purchase a resale, which would negatively impact homebuyers that need to sell their home before they purchase one of ours.

Any limitation on, or reduction or elimination of, tax benefits associated with homeownership would have an adverse effect upon the demand for homes, which could be material to our business.

Current federal income tax laws include limits on federal tax deductions individual taxpayers may take on mortgage loan interest payments and on state and local taxes, including real estate taxes, that are lower than historical limits. These changes could reduce the perceived affordability of homeownership, and therefore the demand for homes, or have a moderating impact on home sales prices in areas with relatively high housing prices or high state and local income taxes and real estate taxes, including in certain of our served markets in California and New York. In addition, if the federal government further changes, or a state government changes, its income tax laws by eliminating or substantially reducing the income tax benefits associated with homeownership, the after-tax cost of owning a home could measurably increase. Any increases in personal income tax rates or tax deduction limits or restrictions enacted at the federal or state levels could adversely impact demand for or selling prices of new homes, including our homes, and the effect on our consolidated financial statements could be adverse and material.

Our quarterly operating results fluctuate due to the seasonal nature of our business.

Our quarterly operating results generally fluctuate by season. We typically achieve our highest new home sales orders in the spring and summer, although new homes sales order activity is also highly dependent on the number of active selling communities and the timing of new community openings. Because it typically takes us four to eight months to construct a new home, we deliver a greater number of homes in the second half of the calendar year as sales orders convert to home deliveries. As a result, our revenues from homebuilding operations are typically higher in the second half of the year, particularly in the fourth quarter, and we generally experience higher capital demands in the first half of the year when we incur construction costs. If, due to construction delays or other causes, including delays or other effects of extreme weather events, we cannot close our expected number of homes in the second half of the year, our financial condition and full year results of operations may be adversely affected.

Risks Related to Debt and Liquidity

Because homes are relatively illiquid, our ability to promptly sell one or more properties for reasonable prices in response to changing economic, financial and investment conditions may be limited and we may be forced to hold non-income producing properties for extended periods of time.

Homes are relatively difficult to sell quickly. As a result, our ability to promptly sell one or more properties in response to changing economic, financial and investment conditions is limited and we may be forced to hold non-income producing assets for an extended period of time. We cannot predict whether we will be able to sell any property for the price or on the terms that we set or whether any price or other terms offered by a prospective purchaser would be acceptable. We also cannot predict the length of time needed to find a willing purchaser and to close the sale of a property.

We may not be able to access sufficient capital on favorable terms, or at all, which could result in an inability to acquire lots, increase home construction costs or delay home construction entirely.

The homebuilding industry is capital-intensive and requires significant up-front expenditures to acquire land and begin development. There is no assurance that cash generated from our operations, borrowings incurred under credit agreements or project-level financing arrangements, or proceeds raised in capital markets transactions will be sufficient to finance our capital projects or otherwise fund our liquidity needs. If our future cash flows from operations and other capital resources are insufficient to finance our capital projects or otherwise fund our liquidity needs, we may be forced to:

- reduce or delay business activities, land acquisitions and capital expenditures;
- sell assets;
- obtain additional debt or equity capital; or
- restructure or refinance all or a portion of our debt on or before maturity.

These alternative measures may not be successful and we may not be able to accomplish any of these alternatives on a timely basis or on satisfactory terms, if at all. In addition, the terms of our existing debt will limit our ability to pursue these alternatives. Further, we may seek additional capital in the form of project-level financing from time to time. The availability of borrowed funds, especially for land acquisition and construction financing, may be greatly reduced nationally, and the lending community may require increased amounts of equity to be invested in a project by borrowers in connection with both new loans and the extension of existing loans. Land acquisition, development and construction activities may be adversely affected by any shortage or increased cost of financing or the unwillingness of third parties to engage in joint ventures. Any difficulty in obtaining sufficient capital for planned development expenditures could cause project delays and any such delay could result in cost increases and may adversely affect our sales and future results of operations and cash flows.

We have outstanding indebtedness and may incur additional debt in the future.

We have outstanding indebtedness and our ability to incur additional indebtedness under our credit facility is subject to and potentially restricted by customary requirements and borrowing base formulas. As of December 31, 2023, Landsea Homes had approximately $565.0 million outstanding under its credit facility and the Senior Notes (as defined below), both of which are unsecured indebtedness, with approximately $262.6 million of additional borrowing capacity, subject to customary borrowing base requirements. Our indebtedness could have detrimental consequences, including the following:

- our ability to obtain additional financing as needed for working capital, land acquisition costs, building costs, other capital expenditures, or general corporate purposes, or to refinance existing indebtedness before its scheduled maturity, may be limited;
- we will need to use a portion of cash flow from operations to pay interest and principal on our indebtedness, which will reduce the funds available for other purposes;
- if we are unable to comply with the terms of the agreements governing our indebtedness, the holders of that indebtedness could accelerate that indebtedness and exercise other rights and remedies against us;
- the terms of any refinancing may not be as favorable as the debt being refinanced, if at all.

We cannot be certain that cash flow from operations will be sufficient to allow us to pay principal and interest on our debt, support operations and meet other obligations. If we do not have the resources to meet our obligations, we may be required to

refinance all or part of our outstanding debt, sell assets or borrow more money. We may not be able to do so on acceptable terms, in a timely manner, or at all. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of our assets on disadvantageous terms, potentially resulting in losses. Defaults under our debt agreements could have a material adverse effect on our business, prospects, liquidity, financial condition or results of operations.

A breach of the covenants under any of the agreements governing our indebtedness could result in an event of default.

A default under any of the agreements governing our indebtedness may allow our creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the credit agreement governing our credit facility would permit the lenders thereunder to terminate all commitments to extend further credit under the applicable facility. Furthermore, if we elect to enter into any collateralized indebtedness agreements in the future and are unable to repay the amounts due and payable, those lenders could proceed against the collateral granted to them to secure that indebtedness subject to the terms of any such agreement. In the event our lenders or the holders of our notes accelerate the repayment of our borrowings, we cannot assure that we would have sufficient assets to repay such indebtedness. As a result of these restrictions, we may be:

- limited in how we conduct our business;
- unable to raise additional debt or equity financing to operate during general economic or business downturns; or
- unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect our ability to grow or continue our existing operations.

The agreements governing our debt impose operating and financial restrictions, which may prevent us from capitalizing on business opportunities and taking some corporate actions.

The agreements governing our debt impose operating and financial restrictions. These restrictions limit our ability, among other things, to:

- incur or guarantee additional indebtedness or issue certain equity interests;
- pay dividends or distributions, repurchase equity or prepay subordinated debt;
- make certain investments;
- sell assets;
- incur liens;
- create certain restrictions on the ability of restricted subsidiaries to transfer assets;
- enter into transactions with affiliates;
- create unrestricted subsidiaries; and
- consolidate, merge or sell all or substantially all of our assets.

As a result of these restrictions, our ability to obtain additional financing as needed for working capital, land acquisition costs, building costs, other capital expenditures, or general corporate purposes, or to refinance existing indebtedness before its scheduled maturity, may be limited. In addition, our credit facility currently contains certain financial covenants with which we must test compliance periodically. Failure to have sufficient borrowing base availability in the future or to be in compliance with our financial covenants under our credit facility could have a material adverse effect on our operations and financial condition.

In addition, we may in the future enter into other agreements refinancing or otherwise governing indebtedness which impose yet additional restrictions and covenants, including covenants limiting our ability to incur additional debt, make certain investments, reduce liquidity below certain levels, make distributions to stockholders and otherwise affect our operating policies. These restrictions may adversely affect our ability to finance future operations or capital needs or to pursue available business opportunities. A breach of any of these covenants could result in a default in respect of the related indebtedness. If a default occurs, the relevant lenders could elect to declare the indebtedness, together with accrued interest and other fees, to be immediately due and payable and proceed against any collateral securing that indebtedness.

We may be unable to obtain suitable performance, payment and completion surety bonds and letters of credit, which could limit our future growth or impair our results of operations.

We provide bonds in the ordinary course of business to governmental authorities and others to ensure the completion of our projects or in support of obligations to build community improvements such as roads, sewers, water systems and other utilities, and to support similar development activities by certain of our joint ventures. As a result of the deterioration in market conditions during the recent downturn, surety providers became increasingly reluctant to issue new bonds and some providers were requesting credit enhancements (such as cash deposits or letters of credit) in order to maintain existing bonds or to issue new bonds, which trends may continue. We may also be required to provide performance bonds or letters of credit to secure our performance under various escrow agreements, financial guarantees and other arrangements. If we are unable to obtain performance bonds or letters of credit when required or the cost or operational restrictions or conditions imposed by issuers to obtain them increases significantly, we may not be able to develop or may be significantly delayed in developing a community or communities or may incur significant additional expenses, and, as a result, our business, prospects, liquidity, financial condition or results of operation could be materially and adversely affected.

Risks Related to the Ownership of Our Securities

A significant portion of our total outstanding shares may be sold into the market in the near future, which could depress the market price of our common stock.

Pursuant to the registration rights agreement, dated June 19, 2018, by and between the Company and the Holders (as defined in the registration rights agreement), the Holders are entitled to registration of shares representing more than 5% of our outstanding common stock. Further, lock-up agreements which previously covered the Stock Consideration expired on January 7, 2022. On February 9, 2024, Landsea Green announced a proposal, subject to approval by its shareholders, to sell up to 4.8 million shares of the Company's common stock, held by Landsea Holdings, over a period of six months from such approval. Significant resales of shares of our common stock as a result of the exercise of registration rights or the expiration of the lock-up agreements, including as part of the proposed transaction discussed above, or the perception that such sales may occur, may depress the market price of our common stock or public warrants.

We previously identified a material weakness in our internal control over financial reporting, and we could experience other material weaknesses in the future. Additionally, internal control over financial reporting may not prevent or detect all errors or acts of fraud.

We maintain disclosure controls and procedures designed to ensure that we timely report information as specified in the rules and regulations of the SEC. We also maintain a system of internal control over financial reporting. However, these controls may not achieve, and in some cases have not achieved, their intended objectives. Control processes that involve human diligence and compliance, such as our disclosure controls and procedures and internal control over financial reporting, are subject to lapses in judgment and breakdowns resulting from human failures. Controls can also be circumvented by collusion or improper management override of such controls. Because of such limitations, there are risks that material misstatements due to error or fraud may not be prevented or detected, and that information may not be reported on a timely basis. The failure of our controls to be effective could materially and adversely affect our business, financial condition and results of operations, including the market for our common stock, and could subject us to regulatory scrutiny and penalties.

We have previously identified material weaknesses in internal control over financial reporting, and certain of these material weaknesses involved the design of controls and failure of controls to operate effectively. Though we consider these material weaknesses remediated, there can be no assurance that we will not suffer other material weaknesses in the future. If we are unable to adequately manage our internal control over financial reporting in the future, we may be unable to produce accurate or timely financial information. As a result, we may be unable to meet our ongoing reporting obligations or comply with applicable legal requirements, which could lead to the imposition of sanctions or further investigation by regulatory authorities. Any such action or other negative results caused by our inability to meet our reporting requirements or comply with legal and regulatory requirements could lead investors and other users to lose confidence in our financial data and could adversely affect our business and the trading price of our common stock. Significant deficiencies or material weaknesses in our internal controls over financial reporting could also reduce our ability to obtain financing or could increase the cost of any financing we obtain.

We are a "smaller reporting company" and, as a result of the reduced disclosure and governance requirements applicable to smaller reporting companies, our common stock may be less attractive to investors.

We are a "smaller reporting company" because we had public float of less than $250 million on the applicable measurement date. As a smaller reporting company, we are subject to reduced disclosure obligations in our periodic reports and proxy statements. We cannot predict whether investors will find our common stock less attractive as a result of our taking advantage of these exemptions. If some investors find our common stock less attractive as a result of our choices, there may be a less active trading market for our common stock and our stock price may be more volatile.

The exercise of our public warrants may result in dilution to our stockholders.

We issued warrants to purchase 15,525,000 shares of Common Stock as part of our Initial Public Offering ("IPO") and, on the IPO closing date, we issued private placement warrants (the "Private Placement Warrants") (i) to the Sponsor to purchase 7,760,000 shares of Common Stock (of which 2,260,000 Private Placement Warrants were forfeited in connection with the Merger and 2,200,000 were transferred to the Seller in connection with the Merger) and (ii) to BlackRock Credit Alpha Master Fund L.P., to purchase 550,440 shares of Common Stock, in each case at $11.50 per share. In June 2022, we repurchased all outstanding Private Placement Warrants. The public warrants are exercisable for one-tenth of one share at an exercise price of $1.15 per one-tenth share ($11.50 per whole share) pursuant to the Warrant Amendment. The shares of Common Stock issued upon exercise of our warrants will result in dilution to the then existing holders of Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of our Common Stock or public warrants.

Our warrants may not be in the money at times, they may expire worthless and the terms of the warrants may be amended in a manner that may be adverse to holders of our warrants with the approval by the holders of at least 65% of the then outstanding public warrants. As a result, the exercise price of the warrants could be increased, the warrants could be converted into cash or stock (at a ratio different than initially provided), the exercise period could be shortened and the number of shares of our Common Stock purchasable upon exercise of a warrant could be decreased, all without a warrant holder's approval.

The public warrants may not be in the money at times, and they may expire worthless. Our warrants were issued in registered form under the warrant agreement between Continental Stock Transfer & Trust Company and us (the "Warrant Agreement"). The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 65% of the then outstanding public warrants approve of such amendment. Although our ability to amend the terms of the public warrants with the consent of at least 65% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, convert the warrants into cash or stock (at a ratio different than initially provided), shorten the exercise period or decrease the number of shares of our Common Stock purchasable upon exercise of a warrant.

We may redeem unexpired warrants prior to their exercise at a time that is disadvantageous to a warrant holder, thereby making the warrants worthless.

We have the ability to redeem outstanding warrants at any time and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading-day period ending on the third trading day prior to the date we send the notice of redemption to the warrant holders. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding warrants could force warrant holders to: (1) exercise their warrants and pay the exercise price therefor at a time when it may be disadvantageous to do so (2) sell their warrants at the then-current market price when they might otherwise wish to hold their warrants; or (3) accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of the warrants.

Nasdaq may delist our securities from trading on its exchange, which could limit investors' ability to make transactions in our securities and subject us to additional trading restrictions.

Our Common Stock and public warrants are listed on Nasdaq. There is no guarantee that these securities will remain listed on Nasdaq. There can be no assurance that these securities will continue to be listed on Nasdaq in the future. In order to continue listing our securities on Nasdaq, we must maintain certain financial, distribution and share price levels. In general, we must maintain a minimum number of holders of our securities.

If Nasdaq delists any of our securities from trading on its exchange and we are not able to list our securities on another national securities exchange, we expect our securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including:

- a limited availability of market quotations for our securities;
- reduced liquidity for our securities;
- a determination that the Common Stock is a "penny stock" which will require brokers trading in our Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our securities;
- a limited amount of news and analyst coverage; and
- a decreased ability to issue additional securities or obtain additional financing in the future.

If our securities are not listed on, or become delisted from, Nasdaq for any reason, and are quoted on the OTC Bulletin Board or OTC Pink, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of our securities may be more limited than if we were quoted or listed on Nasdaq or another national securities exchange. Nasdaq listing requirements require us to have 400 round lot holders with respect to the warrants. In the event we do not have an adequate number of round lot holders to maintain the listing of the warrants, the warrants will be delisted from Nasdaq. You may be unable to sell your securities unless a market can be sustained.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as "covered securities." Because the Common Stock and public warrants are listed on Nasdaq, they will be covered securities. However, if we are no longer listed on Nasdaq, our securities would not be covered securities, and we would be subject to regulation in each state in which we offer our securities.

Anti-takeover provisions contained in our Second Amended and Restated Certificate of Incorporation and Second Amended and Restated Bylaws, as well as provisions of Delaware law, could impair a takeover attempt, which could limit the price investors might be willing to pay in the future for our common stock.

Our Second Amended and Restated Certificate of Incorporation contains provisions that may discourage unsolicited takeover proposals that stockholders may consider to be in their best interests. We are also subject to anti-takeover provisions under Delaware law, which could delay or prevent a change of control. Together, these provisions may make more difficult the removal of management and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our securities. These provisions include:

- a prohibition on stockholder action by written consent once the company is no longer controlled, which forces stockholder action to be taken at an annual or special meeting of our stockholders;
- a vote of 25% required for stockholders to call a special meeting;
- a "synthetic" anti-takeover provision in lieu of the statutory protections of Section 203 of the Delaware General Corporation Law;
- a vote of 80% required to approve a merger as long as the majority stockholder owns at least 20% of our stock;
- a vote of 70% required to approve certain amendments to the Second Amended and Restated Certificate of Incorporation and the Second Amended and Restated Bylaws;
- a provision allowing the directors to fill any vacancies on the Board, including vacancies that result from an increase in the number of directors, subject to the rights of the holders of any outstanding series of preferred stock to elect directors under specified circumstances; and
- the designation of Delaware as the exclusive forum for certain disputes.

Our Second Amended and Restated Certificate of Incorporation provides that the Court of Chancery of the State of Delaware is the sole and exclusive forum for certain stockholder litigation matters, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.

Our Second Amended and Restated Certificate of Incorporation provides that, unless we select or consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have or declines to accept jurisdiction, another state court or a federal court located within the State of Delaware) for any complaint asserting claims, including any derivative action or proceeding brought on our behalf, based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, any action as to which the DGCL confers jurisdiction upon the Court of Chancery, or any other action asserting a claim that is governed by the internal affairs doctrine as interpreted by Delaware state courts. In addition, our Second Amended and Restated Certificate of Incorporation provides that the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act, to the fullest extent permitted by law, shall be the federal district courts of the United States, but the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act. Any person or entity purchasing or otherwise acquiring or holding any interest in our stock shall be deemed to have notice of and consented to the forum provision in our Second Amended and Restated Certificate of Incorporation.

This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the choice of forum provision contained in our Second Amended and Restated Certificate of Incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, operating results and financial condition. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

We do not intend to pay dividends on our common stock for the foreseeable future.

We currently intend to retain our future earnings to finance the development and expansion of our business and, therefore, do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, restrictions contained in any financing instruments, applicable legal requirements and such other factors as our board of directors deems relevant. Accordingly, stockholders may need to sell their shares of our common stock to realize a return on investment and may not be able to sell shares at or above the price paid for them.

General Risk Factors

Our ability to be successful will depend upon the efforts of our key personnel. The loss of key personnel could negatively impact the operations and profitability of our business and our financial condition could suffer as a result.

Our success depends to a significant degree upon the continued contributions of certain key management personnel. It is possible that we will lose some key management personnel in the future, some of whom would be difficult to replace. The loss of key management personnel could negatively impact the operations and profitability of our business. Our ability to retain key management personnel or to attract suitable replacements should any member(s) of our management team leave is dependent on the culture our leadership team fosters and on the competitive nature of the employment market. The loss of services from key management personnel or a limitation in their availability could materially and adversely impact our business, prospects, liquidity, financial condition and results of operations. Further, such a loss could be negatively perceived in the capital markets. We have not obtained key management life insurance that would provide us with proceeds in the event of death or disability of any of our key management personnel.

Experienced employees in the homebuilding, developed lot acquisition and construction industries are fundamental to our ability to generate, obtain and manage opportunities. In particular, relevant licenses and qualifications, local knowledge and relationships are critical to our ability to source attractive lot acquisition opportunities. Experienced employees working in the homebuilding and construction industries are highly sought after. Failure to attract and retain such personnel or to ensure that their experience and knowledge is not lost when they leave the business through retirement, redundancy or otherwise may adversely affect

the standards of our service and may have an adverse impact on our business, prospects, liquidity, financial condition and results of operations.

Significant public health crises have had, and may again have, a material adverse effect on our business, financial condition, and results of operations.

Our business operations and supply chains may be negatively impacted by regional or global public health crises, including measures taken by national or local governments in response. For example, the COVID-19 pandemic adversely affected, and future significant public health crises may adversely affect, the economies and financial markets of many countries, including those in which we operate or which are part of our supply chain. This resulted, and could again result, in an economic downturn that affects the supply or demand for our products and services, as well as significant broader market and economic volatility.

Furthermore, the COVID-19 pandemic adversely affected, and future significant public health crises may adversely affect, our operations, resulting in significant slowing and/or ceasing of construction, sales, warranty, and administrative support in our markets. In addition, depending on the specific jurisdiction, we have been and could again be required to implement certain safety protocols and procedures that could materially impact our ability to develop communities, maintain sales velocity, build homes, timely deliver homes, and service customers. The COVID-19 pandemic had and future significant public health crises may have, a material impact on cycle times, cancellation rates, availability of trades, costs, supplies, and new home demand.

An information systems interruption or breach in security of our systems could adversely affect us.

We rely on information technology and other computer resources to perform important operational and marketing activities as well as to maintain our business and employee records and financial data. Our computer systems are subject to damage or interruption from power outages, computer attacks by hackers, viruses, catastrophes, hardware and software failures and breach of data security protocols by our personnel or third-party service providers. Computer intrusion efforts are becoming increasingly sophisticated and the controls that we have installed might be breached. Further, many of these computer resources are provided to us or are maintained on our behalf by third-party service providers pursuant to agreements that specify certain security and service level standards, but which are ultimately outside of our control. If we were to experience a significant period of disruption in information technology systems that involve interactions with customers or suppliers, it could result in the loss of sales and customers and significant incremental costs, which could adversely affect our business. Additionally, security breaches of information technology systems could result in the misappropriation or unauthorized disclosure of proprietary, personal, and confidential information, including information related to employees, counter-parties, and customers, which could result in significant financial or reputational damage and liability under data privacy laws and regulations, including the California Consumer Privacy Act.

We have experienced, and expect to continue to experience, efforts by hackers and other third parties to gain unauthorized access or deny access to, or otherwise disrupt, our information technology systems and networks. We are not aware of any material losses relating to cyber attacks or any material impact on our operations to date, however there can be no assurance that we will not suffer such losses in the future, and future incidents could have a material adverse effect on our business, financial condition, results of operations or liquidity. Moreover, cyber and other security threats are constantly evolving, thereby making it more difficult to successfully defend against them or to implement adequate preventative measures. We may not have the current capability to detect certain vulnerabilities, which may allow those vulnerabilities to persist in our systems over long periods of time. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cyber vulnerabilities.

Changes in inflation or interest rates could adversely affect our business and financial results.

Inflation could adversely affect us by increasing the costs of land, raw materials and labor needed to operate our business, which in turn requires us to increase home selling prices in an effort to maintain satisfactory housing gross margins. Inflation typically also accompanies higher interest rates, which could adversely impact potential customers' ability to obtain financing on favorable terms, thereby further decreasing demand. For example, in March 2022, the Federal Reserve began to raise interest rates in an effort to curb inflation. As a result, the effect of inflation on interest rates could increase our financing costs over time. We currently do not hedge against interest rate fluctuations. If we are unable to raise the prices of our homes to offset the increasing costs of our operations, our margins could decrease. Furthermore, if we need to lower the prices of our homes to meet demand, the value of our land inventory may decrease. Depressed land values may cause us to abandon and forfeit deposits on land option contracts and other similar contracts if we cannot satisfactorily renegotiate the purchase price of the subject land. We may record charges against our

earnings for inventory impairments if the value of our owned inventory, including land we decide to sell, is reduced, or for land option contract abandonments if we choose not to exercise land option contracts or other similar contracts, and these charges may be substantial. Inflation may also raise our costs of capital and decrease our purchasing power, making it more difficult to maintain sufficient funds to operate our business.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

We have developed and implemented a cybersecurity risk management program, managed by our Vice President of Information Technology ("IT"), which is intended to assess, identify, and manage risks from cybersecurity threats, protect the confidentiality, integrity, and availability of our critical systems and information, and provide a framework for handling cybersecurity threats and incidents.

Our cybersecurity risk management program is integrated with our overall enterprise risk management program, and is aligned with the methodologies, reporting channels and governance processes that have been established by the Company's enterprise risk management teams. Our cybersecurity risk management program outlines the activities we take to prepare for, detect, respond to, and recover from cybersecurity incidents, which include processes to triage, assess severity for, escalate, contain, investigate, and remediate the incident, as well as to comply with potentially applicable legal obligations and mitigate brand and reputational damage.

Our cybersecurity risk management program includes the following key elements:

- risk assessments designed to help identify cybersecurity risks to our critical systems, information, services, and our broader enterprise IT environment.
- a team, which reports to our Vice President of IT, comprised of IT security, IT infrastructure, and IT compliance personnel principally responsible for directing (1) our cybersecurity risk assessment processes, (2) our security processes, and (3) our response to cybersecurity incidents.
- where appropriate, the use of external cybersecurity service providers, overseen by the IT Infrastructure Manager to assess, test or otherwise assist with aspects of our security processes.
- cybersecurity awareness training of employees with access to our IT systems.
- a cybersecurity incident response plan and Security Operations Center (SOC) to respond to cybersecurity incidents; and
- a risk management process for service providers.

Although we have previously experienced and expect to continue to experience cybersecurity events, we do not believe that risks from cybersecurity threats, including as a result of any of these previous events, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition. However, there can be no assurance that future cybersecurity incidents, information and security breaches and technology failures, including as a result of cybersecurity incidents, information and security breaches and technology failures experienced by our third parties, will not have a material adverse impact on us, including our business strategy, results of operations and financial condition.

Cybersecurity Governance

Our Board, which has overall oversight responsibility for our risk management, considers cybersecurity risk critical to the enterprise and has delegated primary cybersecurity risk oversight to the Audit Committee. The Audit Committee, which is responsible for reviewing and discussing the Company's practices with respect to risk assessment and risk management, and risks related to matters including, among other things, information technology and cybersecurity, and therefore oversees management's design, implementation, and enforcement of our cybersecurity risk management program. The Audit Committee receives reports, at least quarterly, from our Vice President of IT on our cybersecurity risks, including briefings on our cyber risk management program and cybersecurity events. The Audit Committee also receives periodic presentations from our Vice President of IT, supported by our management team or external experts, which address a wide range of additional cybersecurity topics including key cybersecurity metrics, the status of the Company's information security systems and assessments of the Company's cybersecurity, among other things. The Audit Committee regularly reports to our Board on cybersecurity matters.

Management is responsible for identifying and assessing cybersecurity risks, establishing processes to ensure that such potential cybersecurity risk exposures are monitored and putting in place appropriate mitigation measures. Our Vice President of IT, who reports to our Chief Financial Officer has primary responsibility at the management level for leading our overall cybersecurity risk management program and supervises both our internal cybersecurity personnel and our external cybersecurity service providers. Our Vice President of IT has significant experience in managing and leading IT and cybersecurity teams, including over 20 years of relevant work experience at the Company and elsewhere.

Our Vice President of IT also supervises efforts to prevent, detect, mitigate, and remediate cybersecurity risks and incidents through various means. These include briefings from internal security personnel; threat intelligence and other information obtained from governmental, public, or private sources, including external cybersecurity service providers; and alerts and reports produced by security tools deployed in the IT environment.

Item 2. Properties

Our homebuilding and lot development operations own and control inventories of land, lots, and homes as part of the ordinary course of our business. We also lease approximately 85,000 square feet of office space under ongoing leases through April 2031. These properties are located in our various operating markets to house our regional and corporate offices.

Item 3. Legal Proceedings

See Part II, Item 8, *Note 10 – Commitments and Contingencies - Legal.*

Item 4. Mine Safety Disclosures

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchasers of Equity Securities

Market Information

Our Common Stock and warrants are currently traded on The Nasdaq Capital Market under the trading symbols "LSEA" and "LSEAW," respectively.

As of February 26, 2024, there were 9 holders of record of our Common Stock and 1 holder of record of our warrants.

Information regarding the shares of our common stock that may be issued under our equity compensation plans is provided in Item 12 in this report.

Dividends

The Company has not paid any cash dividends on its Common Stock to date and does not intend to pay cash dividends. The payment of cash dividends in the future will be dependent upon the Company's revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends will be within the discretion of the Board at such time. In addition, the Board is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. If we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Repurchase of Common Stock

The following table sets forth information concerning the Company's repurchases of common stock during the three months ended December 31, 2023.

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs (in millions)[1]
October 1, 2023 - October 31, 2023	—	$ —	—	$ 22.1
November 1, 2023 - November 30, 2023	674,486	9.49	674,486	15.7
December 1, 2023 - December 31, 2023	599,811	11.35	599,811	8.9
Total	1,274,297	$ 10.37	1,274,297	$ 8.9

(1) In March 2023, the Board of Directors authorized a stock repurchase program allowing for the repurchase of up to $10.0 million worth of common stock with an expiration of December 31, 2023. In July 2023, the Board of Directors authorized additional capacity of approximately $3.3 million, with an expiration date of December 31, 2023, and an additional $10.0 million with no stated expiration date. In October 2023, the Board of Directors authorized additional capacity of $20.0 million with no stated expiration date. During the year ended December 31, 2023, the Company repurchased 3,635,033 shares of common stock for a total of $34.4 million, which was recorded as a reduction to additional paid-in capital. As of December 31, 2023, the Company had approximately $8.9 million in remaining authorized capacity.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of Landsea Homes' financial condition and results of operations for the fiscal years ended December 31, 2023 and 2022 should be read together with the consolidated financial statements and related notes of Landsea Homes' that are included elsewhere in this document.

This section generally discusses the results of operations for 2023 compared to 2022. For similar discussion of our 2022 results compared year over year to our 2021 results, refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the fiscal year ended December 31, 2022 in our Annual Report on Form 10-K filed on March 9, 2023.

Statements regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are based upon our current expectations and involve numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" included in our Annual Report on Form 10-K. Actual results may differ materially from those contained in any forward-looking statements.

Consolidated Financial Data

The following table summarizes the results of operations for the years ended December 31, 2023 and 2022.

	Year Ended December 31,	
	2023	**2022**
	(in thousands, except share and per share amounts)	
Revenue		
Home sales	$ 1,169,867	$ 1,392,750
Lot sales and other	40,080	53,699
Total revenue	1,209,947	1,446,449
Cost of sales		
Home sales	967,034	1,108,204
Lot sales and other	27,939	51,321
Total cost of sales	994,973	1,159,525
Gross margin		
Home sales	202,833	284,546
Lot sales and other	12,141	2,378
Total gross margin	214,974	286,924
Sales and marketing expenses	73,248	89,305
General and administrative expenses	101,442	89,325
Total operating expenses	174,690	178,630
Income from operations	40,284	108,294
Other income, net	4,261	86
Loss on remeasurement of warrant liability	—	(7,315)
Pretax income	44,545	101,065
Provision for income taxes	11,895	25,400
Net income	32,650	75,665
Net income attributable to noncontrolling interests	3,414	2,114
Net income attributable to Landsea Homes Corporation	$ 29,236	$ 73,551
Earnings per share:		
Basic	$ 0.75	$ 1.71
Diluted	$ 0.75	$ 1.70
Weighted average shares outstanding:		
Basic	38,885,003	42,052,696
Diluted	39,076,322	42,199,462

Business Overview

Driven by a commitment to sustainability, we design and build homes and communities in Arizona, California, Colorado, Florida, Texas, and Metro New York. We create inspired spaces for modern living and feature homes and communities in vibrant, prime locations which connect seamlessly with their surroundings and enhance the local lifestyle for living, working, and playing. The defining principle, "Live in Your Element®," creates the foundation for our customers to live where they want to live, how they want to live – in a home created especially for them.

We are engaged in the acquisition, development, and sale of homes and lots in the states of Arizona, California, Colorado, Florida, New York, and Texas. The Company's operations are organized into six reportable segments: Arizona, California, Colorado, Florida, Metro New York, and Texas. The Company builds and sells an extensive range of home types across a variety of price points but we focus our efforts on the first-time homebuyer. Our Corporate operations are a non-operating segment to support our homebuilding operations by providing executive, finance, treasury, human resources, accounting and legal services.

In October 2023, the Company expanded into the Colorado market by acquiring certain assets of Richfield Homes, LLC ("Richfield"). The Company paid an aggregate cash purchase price of $22.5 million to acquire approximately 290 owned or controlled lots in the greater Denver, Colorado area, including any construction in progress on those lots. This acquisition was accounted for as an asset acquisition. We believe this acquisition fits with and continues to advance our overall business strategy by expanding into new geographic markets and allows us to continue to shift inventory and product to more affordable offerings.

At the beginning of 2022, we saw a strong market, fueled by historically low interest rates on mortgage loans and a generally tight supply of homes for sale. In the second half of 2022, we began to see substantial contraction in the market as it slowed due primarily to rising inflation and mortgage interest rates. Supply chain issues, labor shortages, and the resulting cost increases led to heightened volatility across our industry, and costs of construction of our homes have varied significantly over recent years. During 2023, a significant portion of these supply chain and labor challenges have eased, however, the recent increases, and the potential for future increases, in interest rates put downward pressure on demand in our industry by reducing affordability for homebuyers across all of our markets.

While specific products are still occasionally difficult to procure, we expect to continue managing this challenge by partnering with suppliers that can dedicate their attention and products to us, expanding our operational forecasts to assist in making purchase orders with sufficient lead time, using standard size products that are interchangeable, and holding select products on hand to ensure availability. As some of the supply chain issues described above began to abate, we were able to be more strategic in the contracts we enter into and the vendors we use. We saw improvements in our cycle time during 2023 from beginning construction on a home to final delivery to the homebuyer. We believe these steps will allow us to continue to shorten our construction cycle time.

Increased interest rates have put downward pressure on demand due to decreased affordability for many potential homebuyers across the nation. Challenges to affordability negatively impacted our absorption and cancellation rates, particularly in the second half of 2022 and the first quarter of 2023. During 2023, both metrics stabilized to a large extent, however continued inflation and interest rate increases, and the potential for future increases, continued to cause affordability concerns and market uncertainty. These concerns continued to cause challenges across the homebuilding industry throughout 2023. Although we currently expect mortgage interest rates to decrease in 2024, there can be no assurance as to the timing and magnitude of future federal funds rate changes by the Federal Reserve. These rate changes ultimately drive mortgage interest rates and can significantly influence our absorption and cancellation rates. In light of these expectations, we are focusing our sales and marketing efforts on addressing affordability and interest rates as well as providing purchase incentives, subject to managing our inventory levels in the market. We manage certain nationwide marketing programs, however a majority of incentives we offer are specifically tailored to the circumstances of each community. We regularly perform stress tests on our backlog to identify homebuyers that are most likely to cancel their sales contracts, without intervention, due to higher costs from rising interest rates. Additionally, through a licensing agreement, we partnered with NFM Lending as a preferred lender to provide mortgage services under the name Landsea Mortgage. In connection with this arrangement, we have focused many of our incentives on mortgage interest rates and assisting homebuyers with buydowns on their home loans. This focus has helped achieve certain goals related to sales pace and absorption, but these additional discounts and incentives have lowered revenue and gross margins. We continue to monitor the credit worthiness of our homebuyers with NFM Lending with the objective of converting as many of our sales as possible into successful home deliveries.

On February 9, 2024, Landsea Green announced a proposal, subject to approval by its shareholders, to sell up to 4.8 million shares of the Company's common stock, held by Landsea Holdings, over a period of six months from such approval. If the transaction proceeds as proposed and Landsea Holdings' resulting ownership of the Company following any such sale drops below 50%, the Company would no longer be considered a controlled company under Nasdaq rules and would be required to comply with the rules governing a non-controlled company, subject to any applicable transition periods. Such sale, or the perception that such sale may occur, may also depress the market price of our common stock or public warrants.

Strategy

Our strategy is focused on maximizing shareholder returns through profitability and efficiency, while balancing appropriate amounts of leverage. In general, we are focused on the following long-term strategic objectives:

- Expand community count in current markets and enhance operating returns
- Maintain an appropriate supply of lots
- Continue to focus on entry-level product offerings
- Strengthen unique brand position through product differentiation
- Continue geographic expansion and diversification into new markets
- Leverage existing sales, marketing, and general and administrative base to enhance stockholder returns and profitability
- Become a top-ten homebuilder in the United States

Non-GAAP Financial Measures

Non-GAAP financial measures are defined as numerical measures of a company's performance that exclude or include amounts so as to be different than the most comparable measures calculated and presented in accordance with accounting principles generally accepted in the United States ("GAAP"). The presentation of non-GAAP financial measures should not be considered in isolation or as a substitute for the Company's related financial results prepared in accordance with GAAP.

We present non-GAAP financial measures of adjusted home sales gross margin, net debt to total capital, earnings before interest, taxes, depreciation, and amortization ("EBITDA") and adjusted EBITDA, and adjusted net income in their respective sections below to enhance an investor's evaluation of the ongoing operating results and to facilitate meaningful comparison of the results between periods. Management uses these non-GAAP measures to evaluate the ongoing operations and for internal planning and forecasting.

Results of Operations

During 2023, home sales revenue decreased 16% from $1,392.8 million to $1,169.9 million and home deliveries decreased 10% from 2,370 units to 2,123 units, in each case as compared to the prior year. The decrease in home deliveries and home sales revenue year-over-year is primarily the result of a decrease in demand and affordability as mortgage interest rates have risen significantly compared to the prior year. In addition, our Metro New York segment has nearly completed delivering homes at its one community, with only two units and a retail space remaining. In total, our net income for the year ended December 31, 2023 was $32.7 million compared to $75.7 million in the prior year.

We remain focused on growth and view our ability to maintain optimal leverage ratios as a key factor in obtaining the financing required in order to expand. While we have grown organically and through acquisitions in recent years, we remain in a position to act on our strategy and to be opportunistic about acquisitions and other growth opportunities. Our debt to capital ratio increased to 44.1% as of December 31, 2023 compared to 41.6% as of December 31, 2022. Our net debt to total capital ratio (a non-GAAP financial measure; see below for the definition and reconciliation to the most directly comparable GAAP measure) remained relatively consistent at 30.4% as of December 31, 2023 compared to 30.0% as of December 31, 2022. We believe the continued strength of our balance sheet and operating platform have positioned us well to continue to execute our growth strategy.

We anticipate the homebuilding markets in each of our operating segments to be tied to both the local economy and the macro-economic environment. Accordingly, net orders, home deliveries, and average selling price ("ASP") can be negatively affected by economic conditions, such as rising interest rates, decreases in employment and median household incomes, as well as decreases in household formations and increasing supply of inventories. Shortages in labor or materials can also significantly increase costs, reduce

gross margins, and lower our overall profitability. During 2023, we observed improved absorption rates across most of our key markets compared to the prior year, primarily due to successful sales promotions, offset by interest rates remaining high and continued concerns about home affordability. In Florida, however, we saw a delayed impact from the increasing mortgage interest rates, with a more muted impact from the increasing mortgage interest rates in 2022 leading to a spike in cancellations during the first half of 2023 in the segment. During the second half of 2023, we saw indications of stabilization in certain of our metrics, such as cancellation rates, compared to the first half of 2023 across all segments. Our results have been impacted, and could be further impacted, by continued challenges in home affordability as a result of price appreciation, increases in mortgage interest rates, or tightening of mortgage lending standards.

Net New Home Orders, Dollar Value of Orders, and Monthly Absorption Rates

Changes in the dollar value of net new orders are impacted by changes in the number of net new orders and the average selling price of those homes. Monthly absorption rate is calculated as total net new orders per period, divided by the average active communities during the period, divided by the number of months per period.

	Year Ended December 31,												
	2023				2022				% Change			
	Homes	Dollar Value	ASP	Monthly Absorption Rate	Homes	Dollar Value	ASP	Monthly Absorption Rate	Homes	Dollar Value	ASP	Monthly Absorption Rate
					(dollars in thousands)							
Arizona	598 $	255,513 $	427	2.9	296 $	143,371 $	484	1.9	102 %	78 %	(12)%	53 %
California	596	519,664	872	4.4	395	354,656	898	3.2	51 %	47 %	(3)%	38 %
Colorado [(1)]	2	1,286	643	0.7	—	—	N/A	—	N/A	N/A	N/A	N/A
Florida	747	330,195	442	2.1	786	380,396	484	2.5	(5)%	(13)%	(9)%	(16) %
Metro New York	—	—	N/A	—	23	62,333	2,710	2.4	N/A	N/A	N/A	N/A
Texas	4	4,194	1,049	1.1	20	18,824	941	0.8	(80)%	(78)%	11 %	38 %
Total	1,947 $	1,110,852 $	571	2.8	1,520 $	959,580 $	631	2.4	28 %	16 %	(10)%	17 %

(1) Monthly absorption rates for Colorado in 2023 are based on three months for the time subsequent to the acquisition of Richfield in October 2023.

New orders in our Arizona segment increased during the year ended December 31, 2023, compared to the prior year, due to the implementation of sales programs during a challenging environment for affordability. Interest rates began to have a significant impact on our Arizona segment and resulted in a significant drop in net orders during the latter part of 2022. Although interest rates continued to be high compared to periods prior to 2022, the use of targeted incentives lowered ASP during the year ended December 31, 2023, but drove a significant amount of business for the same period, resulting in an increase in net new orders.

In the California segment, the increase in net new orders for the year ended December 31, 2023 was primarily due to additional incentives, which lowered ASP but provided positive results from the market compared to the prior year. Like other markets, California began to see challenges from rising interest rates in the third quarter of 2022, but sales improved more quickly than in our other markets due to additional incentives offered and quick move-in homes, which experienced increased demand during 2023. There is still uncertainty about the long-term trends as consumers continue evaluating prices and overall payments in the current environment.

Our operations in our Colorado segment began in October 2023 with the acquisition of the assets of Richfield. Through December 31, 2023, the Colorado segment had 2 net new home orders with an ASP of $0.6 million.

Our Florida segment was initially more resilient to the interest rate and inflationary pressures seen across our other segments. However, we saw an increased slowdown in this segment resulting from increased mortgage interest rates and decreased affordability during the year ended December 31, 2023 as compared to the prior year. These challenges in affordability significantly decreased the number of home sales, particularly in the first half of 2023. Driven by efforts to tailor our incentives and balance them with our sales pace, we began to experience improvements in both sales volume and dollar value in the second half of 2023, although recognizing lower ASPs due to the additional incentives required to achieve our preferred absorption rate.

The Metro New York segment has one remaining community, with only two residential units and a retail space remaining to sell and deliver as of December 31, 2023.

During the year ended December 31, 2023, our Texas segment completed the sale and delivery of the remaining lots acquired from Vintage and we expect sales and deliveries to idle over the short-term as we transition the Texas segment to new projects from recent land acquisitions that will be consistent with the quality and price points of Landsea Homes' national brand.

Average Selling Communities

Average selling communities is the sum of communities actively selling homes each month, divided by the total months in the calculation period.

	Year Ended December 31,		
	2023	2022	% Change
Arizona	17.3	12.7	36 %
California	11.3	10.3	10 %
Colorado [1]	1.0	—	N/A
Florida	29.7	26.7	11 %
Metro New York	—	0.8	N/A
Texas	0.3	2.2	(86) %
Total	58.8	52.7	12 %

(1) Average selling communities calculation for Colorado in 2023 is based on three months, for the time subsequent to the acquisition of Richfield in October 2023.

Home Deliveries and Home Sales Revenue

Changes in home sales revenue are the result of changes in the number of homes delivered and the ASP of those delivered homes. Commentary on significant changes for each of the segments in these metrics is provided below.

	Year Ended December 31,								
	2023			2022			% Change		
	Homes	Dollar Value	ASP	Homes	Dollar Value	ASP	Homes	Dollar Value	ASP
				(dollars in thousands)					
Arizona	607	$ 264,067	$ 435	613	$ 274,512	$ 448	(1) %	(4) %	(3) %
California	514	439,939	856	572	502,583	879	(10) %	(12) %	(3) %
Colorado	11	7,410	674	—	—	N/A	N/A	N/A	N/A
Florida	986	452,608	459	1,106	473,059	428	(11) %	(4) %	7 %
Metro New York	1	1,649	1,649	47	111,424	2,371	(98) %	(99) %	(30) %
Texas	4	4,194	1,049	32	31,172	974	(88) %	(87) %	8 %
Total	2,123	$ 1,169,867	$ 551	2,370	$ 1,392,750	$ 588	(10) %	(16) %	(6) %

During 2023, the Arizona segment delivered 607 homes with an ASP of $0.4 million and generated $264.1 million in home sales revenue. Home deliveries have stayed relatively consistent compared to the prior year. The decrease in home sales revenue, and corresponding decrease in ASP, was primarily attributable to the additional incentives we offered during 2023. The majority of these incentives have involved reducing interest rates and incentivizing homebuyers during the high interest rate environment that prevailed throughout the year.

During 2023, the California segment delivered 514 homes with an ASP of $0.9 million and generated $439.9 million in home sales revenue. The year-over-year decrease in home sales revenue, deliveries, and ASP in the California segment was primarily the result of higher interest rates leading to lower demand from buyers. These same affordability challenges were observed across the Company and led to more significant incentives throughout the year.

We began operations in the Colorado segment in October 2023 following the acquisition of the assets of Richfield. Through December 31, 2023, the Colorado segment delivered 11 homes with an ASP of $0.7 million and generated $7.4 million in home sales revenue.

Despite the decrease in home deliveries and home sales revenue in Florida that resulted from affordability concerns, ASP increased 7% during the year ended December 31, 2023, compared to the prior year. This increase was the result of additional focus in communities with higher price points that remained relatively steady during the recent challenges stemming from higher mortgage interest rates and market uncertainty. Similar to our other segments, market uncertainty and affordability concerns remain and could impact future results further.

The Metro New York segment has nearly sold out its one remaining community, with only two residential units and a retail space remaining to sell and deliver as of December 31, 2023.

During the year ended December 31, 2023, our Texas segment completed the sale and delivery of the remaining lots acquired from Vintage and we expect sales and deliveries to idle over the short-term as we transition the Texas segment to new projects from recent land acquisitions that will be consistent with the quality and price points of Landsea Homes' national brand.

Home Sales Gross Margins

Home sales gross margin measures the price achieved on delivered homes compared to the costs incurred to build the home. In the following table, we calculate gross margins adjusting for interest in cost of sales, real estate inventories impairment, and purchase price accounting for acquired work in process inventory. We believe the below information is meaningful as it isolates the impact that indebtedness, real estate inventories impairment, and acquisitions have on the gross margins and allows for comparability to previous periods and competitors. See *Note 3 – Business Combinations and Asset Acquisitions* within the accompanying notes to the consolidated financial statements for additional discussion regarding acquired work in process inventory.

	Year Ended December 31,			
	2023	**%**	**2022**	**%**
	(dollars in thousands)			
Home sales revenue	$ 1,169,867	100.0 %	$ 1,392,750	100.0 %
Cost of home sales	967,034	82.7 %	1,108,204	79.6 %
Home sales gross margin	202,833	17.3 %	284,546	20.4 %
Add: Interest in cost of home sales	35,576	3.0 %	40,192	2.9 %
Add: Real estate inventories impairments	4,700	0.4 %	—	— %
Adjusted home sales gross margin excluding interest and real estate inventories impairment[1]	243,109	20.8 %	324,738	23.3 %
Add: Purchase price accounting for acquired inventory	18,820	1.6 %	50,412	3.6 %
Adjusted home sales gross margin excluding interest, real estate inventories impairment, and purchase price accounting for acquired inventory [1]	$ 261,929	22.4 %	$ 375,150	26.9 %

(1) This non-GAAP financial measure should not be used as a substitute for the Company's operating results in accordance with GAAP. An analysis of any non-GAAP financial measure should be used in conjunction with results presented in accordance with GAAP. We believe this non-GAAP measure is meaningful because it provides insight into the impact that financing arrangements and acquisitions have on our homebuilding gross margin and allows for comparability of our gross margins to competitors that present similar information.

Home sales gross margin decreased by 310 basis points to 17.3% for the year ended December 31, 2023, compared to the year ended December 31, 2022. The decrease is primarily due to the need for additional sales discounts and incentives to drive continued sales and delivery activity during the year, partially offset by lower costs associated with purchase price accounting for acquired inventory in the current year as compared to the prior year. We also recorded a real estate inventories impairment of $4.7 million during the year ended December 31, 2023 which decreased our gross margin.

Adjusted home sales gross margin excluding interest, real estate inventories impairment, and purchase price accounting for acquired inventory decreased by 450 basis points to 22.4% for the year ended December 31, 2023 as compared to the year ended December 31, 2022. The primary driver for the decrease in adjusted gross margin relates to the significant increase in discounts and incentives during the year ended December 31, 2023, as compared to the prior year, primarily related to mortgage interest rate buydowns on behalf of our homebuyers.

Backlog

Backlog reflects the number of homes, net of cancellations, for which we have entered into a sales contract with a customer but have not yet delivered the home.

	December 31, 2023			December 31, 2022			% Change		
	Homes	Dollar Value	ASP	Homes	Dollar Value	ASP	Homes	Dollar Value	ASP
				(dollars in thousands)					
Arizona	96	$ 41,433	$ 432	105	$ 49,986	$ 476	(9)%	(17)%	(9)%
California	161	158,170	982	79	78,446	993	104 %	102 %	(1)%
Colorado [1]	14	7,540	539	—	—	N/A	N/A	N/A	N/A
Florida	246	128,484	522	485	250,897	517	(49)%	(49)%	1 %
Metro New York	—	—	N/A	1	1,597	1,597	N/A	N/A	N/A
Texas	—	—	N/A	—	—	N/A	N/A	N/A	N/A
Total	517	$ 335,627	$ 649	670	$ 380,926	$ 569	(23)%	(12)%	14 %

(1)   Backlog acquired in Colorado at the date of the Richfield acquisition was 23 homes with a value of $13,664 thousand.

The decrease in the number of backlog homes and the backlog value as of December 31, 2023 as compared to December 31, 2022 is primarily attributable to the downward demand and price pressure from rising mortgage interest rates as seen in the net new home orders. As our home deliveries have outpaced net new orders in Arizona and Florida our backlog has decreased, and while we have seen demand and cancellations stabilize since the first half of 2022, particularly in California, the current market environment remains uncertain and further challenges could persist.

Lot Sales and Other Revenue

Lot sales and other revenue and gross margin can vary significantly between reporting periods based on the number of lots under contract and the percentage of completion related to the development activities required as part of the lot sales and other contracts. For the years ended December 31, 2023 and 2022 we recognized $40.1 million and $53.7 million, respectively, of lot sales and other revenue, in our Arizona and Florida segments, related to the sale and subsequent development of lots under contract. The increase in gross margin on our lot sales was primarily due to decreased costs during the year on continuing projects with fixed contract prices, as well as new land sales at a higher margin.

As of December 31, 2023 and 2022, we had contract assets of $6.0 million and $7.2 million, respectively, related to lot sales and other revenue. The contract asset balance is included in other assets on the Company's consolidated balance sheets and represents cash to be received for work already performed on lot sales and other contracts. The amount of the transaction price for lot sales and other contracts allocated to performance obligations that were unsatisfied, or partially unsatisfied, as of December 31, 2023 and 2022 was $1.1 million and $11.6 million, respectively.

As of December 31, 2023, we had $0.2 million of deferred revenue from lot sales and other revenue included in accrued expenses and other liabilities on the Company's consolidated balance sheets. As of December 31, 2022, we had no deferred revenue related to lot sales and other revenue. We recognize these amounts as development progresses and the related performance obligations are completed.

Lots Owned or Controlled

The table below summarizes lots owned or controlled by reportable segment as of the dates presented. Lots controlled includes lots where we have placed a deposit and have a signed purchase contract or rolling option contract.

| | December 31, 2023 | | | December 31, 2022 | | | |
	Lots Owned	Lots Controlled	Total	Lots Owned	Lots Controlled	Total	% Change
Arizona	1,688	1,662	3,350	2,187	1,992	4,179	(20) %
California	657	1,422	2,079	559	1,714	2,273	(9) %
Colorado	127	155	282	—	—	—	N/A
Florida	1,964	1,649	3,613	2,530	1,521	4,051	(11) %
Metro New York	2	—	2	3	—	3	(33) %
Texas	130	1,720	1,850	4	1,083	1,087	70 %
Total	4,568	6,608	11,176	5,283	6,310	11,593	(4) %

The total lots owned or controlled at December 31, 2023 decreased by 4% from December 31, 2022. While we continue to deliver on owned homes and take possession of lots previously under contract, we are monitoring the market to appropriately manage future lot contracts relative to the current market. Our goal remains to maintain a strong balance sheet while entering into contracts for new lots when we are satisfied that the timing and metrics support our actions.

Results of Operations and Assets by Segment

| | Year Ended December 31, | |
	2023	2022
Pretax income (loss)	*(dollars in thousands)*	
Arizona	$ 6,097	$ 18,232
California	29,562	94,213
Colorado	(1,404)	—
Florida	37,621	20,798
Metro New York	(2,790)	(520)
Texas	(5,990)	(158)
Corporate	(18,551)	(31,500)
Total	$ 44,545	$ 101,065

| | December 31, | |
	2023	2022
Assets	*(dollars in thousands)*	
Arizona	$ 336,424	$ 357,788
California	479,218	513,549
Colorado	27,240	—
Florida	425,154	422,045
Metro New York	42,047	45,277
Texas	60,255	26,923
Corporate	100,894	74,914
Total	$ 1,471,232	$ 1,440,496

Our Arizona segment recorded pretax income of $6.1 million during the year ended December 31, 2023 compared to $18.2 million during the year ended December 31, 2022. The decrease in pretax income is primarily due to a decrease in revenue per home as additional incentives have been required to continue to close homes at our desired pace. Additionally, we have seen increases in costs of homes delivered compared to the prior year, as more homes that were constructed during earlier periods with especially high labor and material costs were completed and delivered during the year ended December 31, 2023.

Our California segment recorded pretax income of $29.6 million during the year ended December 31, 2023 compared to $94.2 million during the year ended December 31, 2022. The decrease was due primarily to a comparative drop in deliveries year over year as well as increasing incentives provided to homebuyers seen across the Company as mortgage interest rates increased, challenging affordability, and driving down volume and gross margin. The California segment also experienced adverse impacts from increased costs of homes delivered which decreased our gross margin during 2023 compared to the prior year.

Colorado operations began in October 2023 with the acquisition of the assets of Richfield. As of December 31, 2023 our Colorado segment recorded pretax loss of $1.4 million as the assets were incorporated into the Company's operations.

Our Florida segment recorded pretax income of $37.6 million during the year ended December 31, 2023, compared to pretax income of $20.8 million in 2022. We expanded our Florida operations with the acquisition of Hanover in January 2022, and the prior year included additional costs related to the acquisition's integration and higher amortization of purchase price accounting for acquired inventory and acquired tradename. During the year ended December 31, 2023, the Florida segment experienced a slowdown in demand similar to other segments, however in most cases, we observed that the increases in ASP equaled or exceeded the increases in costs.

The Metro New York segment experienced an increase in pretax loss during the year ended December 31, 2023 as compared to the prior year, primarily due to a much higher number of deliveries during 2022 which provided positive gross margins for that segment in the prior year. We continue to wind up the sales and delivery activities in this segment.

During the year ended December 31, 2023, our Texas segment completed the sale and delivery of the lots acquired from Vintage and we expect sales and deliveries to idle over the short-term as we pivot the Texas segment to new projects from recent land acquisitions that will be consistent with the quality and price points of Landsea Homes' national brand.

We have also identified our Corporate operations as a non-operating segment, as it serves to support the segments' operations through functional departments such as executive, finance, treasury, human resources, accounting, and legal. The majority of the Corporate personnel and resources are dedicated to activities relating to the segments' operations and are allocated accordingly. The Corporate non-operating segment generated a smaller pretax loss compared to the prior year as the year ended December 31, 2022 included a loss related to the fair value of the Private Placement Warrants of $7.3 million which did not recur in 2023 as the warrants were repurchased in June 2022.

Sales, Marketing, and General and Administrative Expenses

	Year Ended December 31,		As a Percentage of Home Sales Revenue	
	2023	2022	2023	2022
	(dollars in thousands)			
Sales and marketing expenses	$ 73,248	$ 89,305	6.3 %	6.4 %
General and administrative expenses	101,442	89,325	8.7 %	6.4 %
Total operating expenses	$ 174,690	$ 178,630	15.0 %	12.8 %

For the year ended December 31, 2023, sales, marketing, and general and administrative ("SG&A") expenses decreased compared to the prior year primarily due to the slowing of sales and related reductions in commission and closing costs in 2023. This was partially offset by increases in employee compensation costs, including increased headcount, benefit costs, and severance costs.

The SG&A expense rate as a percentage of home sales revenue for the year ended December 31, 2023 was 15.0%, an increase of 2.2% from the prior year. The SG&A expense rate increased primarily due to higher employee compensation costs as noted above as well as additional one-time facility related costs associated with our Corporate office relocation, partially offset by cost savings on commissions, closings costs and professional fees. While we anticipate commissions and closings costs may rise in the near future as sales and deliveries increase, we expect to be able to further leverage our general and administrative expense base, including wages, and reduce the percentage of SG&A compared to home sales revenue in future periods.

Other Income, net

For the year ended December 31, 2023, other income, net was $4.3 million compared to other income, net of $0.1 million for the year ended December 31, 2022. The amount of other income, net for the year ended December 31, 2023 related primarily to title fees, forfeited homebuyer deposits, and various smaller sources. We did not receive title fees in the prior year and the other income received was partially offset by debt extinguishment costs incurred during 2022.

As of December 31, 2023 and 2022, we held membership interests in two unconsolidated joint ventures related to homebuilding activities, both of which are part of the Metro New York segment. As of December 31, 2023 and 2022, both of the joint ventures, LS-NJ Port Imperial JV, LLC and LS-Boston Point LLC, were effectively closed out with only customary post-closing, warranty-related activities remaining.

Loss on Remeasurement of Warrant Liability

For the year ended December 31, 2022, loss on remeasurement of warrant liability was $7.3 million. The loss reflects the change in fair value of the private placement warrants up until their repurchase in June 2022. As the private placement warrants were repurchased in 2022, we did not have any loss or gain on remeasurement during the year ended December 31, 2023.

Provision for Income Taxes

The income tax provision for the year ended December 31, 2023 was $11.9 million, as compared to $25.4 million for the year ended December 31, 2022. The effective tax rate for the year ended December 31, 2023 was 26.7%, and was different from the federal statutory rate primarily due to state income taxes net of federal income tax benefits, estimated deduction limitations for executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and tax credits for energy-efficient homes. The effective tax rate for the year ended December 31, 2022 was 25.1%, and was different from the federal statutory rate primarily due to state income taxes net of federal income tax benefits, estimated deduction limitations for executive compensation under Section 162(m) of the Code, and the fair value adjustment of the Private Placement Warrants, offset by the energy-efficient home credit.

The accounting for deferred taxes is based upon estimates of future results. Differences between the anticipated and actual outcomes of these future results could have a material impact on our consolidated results of operations or financial position. Also, changes in existing federal and state tax laws and tax rates could affect future tax results and the valuation of our deferred tax assets.

Critical Accounting Estimates

Critical accounting estimates are those that we believe are both significant and that require us to make difficult, subjective, or complex judgments, often because we need to estimate the effect of inherently uncertain matters. We base our estimates and judgments on historical experience and other factors that we believe to be appropriate under the circumstances. Actual results may differ from these estimates, and the estimates included in the consolidated financial statements might be impacted if we used different assumptions or conditions. The significant accounting policies are outlined in *Note 2 – Summary of Significant Accounting Policies* to the consolidated financial statements. The following are accounting policies that we believe are critical because of the significance of the activity to which they relate or because they require the use of significant estimates, judgments, and/or other assumptions in their application. Management believes that the following accounting estimates are among the most important to the presentation of our financial condition and results of operations and require the most difficult, subjective, or complex judgments.

Real Estate Inventories

Real estate inventories include actively selling projects as well as projects under development or held for future development. Inventories are stated at cost, unless the carrying amount is determined not to be recoverable, in which case inventory is written down to its fair value. The Company capitalizes pre-acquisition costs, land deposits, land, development, and other allocated costs, including interest, property taxes, and indirect construction costs to real estate inventories. Pre-acquisition costs, including non-refundable land deposits, are removed from inventory and expensed to other income, net, if the Company determines continuation of the prospective project is not probable. Land, development, and other common costs are typically allocated to real estate inventories using a methodology that approximates the relative-sales-value method. If the relative-sales-value-method is impracticable, costs are allocated

based on area methods, such as square footage or lot size, or other value methods as appropriate under the circumstances. Home construction costs per production phase are recorded using the specific identification method.

The Company reviews real estate inventories on a periodic basis or whenever indicators of impairment exist. If indicators of impairment are identified, the Company performs a detailed budget and cash flow review of the applicable real estate inventories to determine whether the estimated undiscounted future cash flows of the project are more or less than the asset's carrying value. If the estimated undiscounted future cash flows are more than the asset's carrying value, no impairment adjustment is required. However, if the estimated undiscounted future cash flows are less than the asset's carrying value, the asset is written down to fair value and impairment charges are recorded to cost of sales. We generally determine the estimated fair value of each community by using a discounted cash flow approach based on the estimated future cash flows at discount rates that reflect the risk of the community being evaluated.

When estimating future cash flows of a project, the Company makes various assumptions including, estimated future home sales revenue, sales absorption rates, land development and construction costs, carrying costs, and direct selling and marketing costs. The discounted cash flow approach can be impacted significantly by our estimates of future cash flows and the applicable discount rate, which are Level 3 inputs. The key assumptions used in inventory valuation are based on factors known to us at the time such estimates are made and our expectations of future operations and market conditions. Due to uncertainties in the estimate process, the volatility in market conditions, the long life cycle of many communities, and potential changes in our strategy related to certain communities, actual results could differ significantly from valuation estimates.

Since the estimates and assumptions included in our cash flow models are based upon historical results and projected trends, they do not anticipate unexpected changes in market conditions or strategies that may lead to us incurring additional impairment charges in the future.

Goodwill

The excess of the purchase price of a business acquisition over the net fair value of assets acquired and liabilities assumed is capitalized as goodwill if the acquisition is determined to be accounted for as a business combination. Goodwill and any other intangible assets that do not have finite lives are not amortized, but rather assessed for impairment at least annually. The Company performs an annual impairment test during the fourth quarter or whenever impairment indicators are present using a two-step process to assess whether or not goodwill should be impaired. Qualitative factors may include, but are not limited to, economic conditions, industry and market considerations, cost factors, overall financial performance of the reporting units, and other entity and reporting unit specific events. The first step is a qualitative assessment that analyzes current economic indicators associated with a particular reporting unit. If the qualitative assessment indicates a stable or improved fair value, no further testing is required. If a qualitative assessment indicates that a significant decline to fair value of a reporting unit is more likely than not, we will proceed to the second step where we calculate the fair value of a reporting unit based on discounted future cash flows and market comparisons. We may, at our election, skip the qualitative assessment and move directly to the second step. The discounted cash flow approach requires significant judgments including estimation of future cash flows, which is dependent on internal forecasts; estimation of the long-term rate of growth for our business, including terminal multiples; and the determination of the respective weighted-average cost of capital. The market approach requires significant judgments in the selection of appropriate market multiples based on peer benchmarks. Changes in these estimates and assumptions could materially affect the determination of estimated fair value and impairment for each reporting unit. If this step indicates that the carrying value of a reporting unit is in excess of its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. There was no goodwill impairment recorded during the years ended December 31, 2023 and 2022.

Business Combinations

Acquisitions are accounted for in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations*. In connection with the acquisitions of Hanover and Vintage during 2022 and 2021, respectively, management determined in each case that the Company obtained control of a business including inputs, processes, and outputs in exchange for cash consideration. All material assets and liabilities were measured and recognized at fair value as of the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. In connection with the acquisition of

the assets of Richfield, management determined it should be accounted for as an asset acquisition and the entire purchase price was allocated to the assets acquired, in this case, real estate inventories, based on the estimated fair value of those real estate inventories.

The fair value of acquired inventories largely depends on the stage of production of the acquired land and work in process inventory. With the assistance of a third-party valuation specialist, the fair value of land and land options is generally determined based on relevant market data, such as a comparison of the subject sites to similar parcels that have recently been sold or are currently being offered on the market for sale. With the assistance of a third-party valuation specialist, the fair value of work in process inventories is determined based upon the stage of production of each unit and a gross margin that we believe a market participant would require to complete the remaining development and requisite selling efforts.

While we use our best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, our estimates are inherently uncertain. Due to the number of possible scenarios that would result from various changes in these factors, we do not believe it is possible to develop a sensitivity analysis with a level of precision that would be meaningful to an investor.

Liquidity and Capital Resources

Overview

As of December 31, 2023, we had $168.6 million of cash, cash equivalents, and cash held in escrow, a $27.9 million increase from December 31, 2022. The change was primarily due to the sale of our Senior Notes (as defined below) and borrowings from other debt payables as well as ordinary home construction and sale activities, partially offset by repurchases of common stock. Cash held in escrow represents closings happening immediately before year-end in which we received the funds from the title company subsequent to December 31, 2023.

Our principal sources of capital are cash generated from home and land sales activities and borrowings from credit facilities and proceeds from the sale of our Senior Notes. Principal uses of capital are land purchases, land development, home construction, repayments on credit facilities, the acquisition of other homebuilders, and the payment of routine liabilities.

Cash flows for each community depend on the community's stage in the development cycle and can differ substantially from reported earnings. Early stages of development or expansion require significant cash outlays for land acquisitions, entitlements and other approvals, and construction of model homes, roads, utilities, general landscaping, and other amenities. Given that these costs are a component of inventory and not recognized in the consolidated statements of operations until a home closes, we incur significant cash outlays prior to recognizing earnings. In the later stages of community development, cash inflows may significantly exceed earnings reported for financial statement purposes, as the cash outflow associated with home and land construction was previously incurred. From a liquidity standpoint, we are actively acquiring and developing lots in our markets to maintain and grow our supply of lots and active selling communities.

We expect to generate cash from the sale of inventory including homes under construction. We generally intend to re-deploy the cash generated from the sale of inventory to acquire and develop strategic, well-positioned lots that represent opportunities to generate future income and cash flows by allocating capital to best position us for long-term success. When it meets our strategic goals, we may continue to purchase companies that strengthen our position in markets in a way that would not be possible with organic growth. As we continue to expand our business, we expect that our cash outlays for land purchases and development to increase our lot inventory may, at times, exceed our cash generated by operations.

We intend to utilize debt as part of our ongoing financial strategy, coupled with redeployment of cash flows from operations to finance our business. As of December 31, 2023, we had outstanding borrowings of $565.0 million in aggregate principal, excluding discount and deferred loan costs, and had $262.6 million in additional borrowing capacity under our credit facility. We will consider several factors when evaluating our level of indebtedness and when making decisions regarding the incurrence of new indebtedness, including the purchase price of assets to be acquired with debt financing, the market value of our assets and the ability of particular assets, and our business as a whole, to generate cash flow to cover the expected debt service. In addition, our Credit Agreement and the Note Purchase Agreement (both as defined below) contain certain financial covenants, among other things, that limit the amount of leverage we can maintain, as well as minimum tangible net worth and liquidity requirements.

We believe that we will be able to fund our current and foreseeable liquidity needs with our cash on hand, cash generated from operations, and cash expected to be available from our credit facility or through accessing debt or equity capital as needed.

Line of Credit Facility

In October 2021, the Company entered into a line of credit agreement (the "Credit Agreement"). The Credit Agreement provides for a senior unsecured revolving credit facility of up to $675.0 million, of which there was $315.0 million outstanding as of December 31, 2023. The Company may increase the borrowing capacity up to $850.0 million under certain circumstances. Funds available under the Credit Agreement are subject to a borrowing base requirement which is calculated on specified percentages of our real estate inventories. Borrowings under the Credit Agreement bear interest at the Secured Overnight Financing Rate ("SOFR") plus 3.35% or the Prime Rate (as defined in the Credit Agreement) plus 2.75%. The interest rate includes a floor of 3.85%. The Credit Agreement was modified three times in 2022, which resulted in an increase in the borrowing commitment from $585.0 million to $675.0 million, the replacement of the London Interbank Offered Rate ("LIBOR") with SOFR as an index rate, and an extension of the maturity date to October 2025. In July 2023, the Credit Agreement was modified to extend the maturity date and now matures in October 2026. As of December 31, 2023, the interest rate on the loan was 8.70%.

Senior Notes

In July 2023, the Company entered into a new senior unsecured note (the "Note Purchase Agreement"). The Note Purchase Agreement provided for the private placement of $250.0 million aggregate principal amount of 11.0% senior notes (the "Senior Notes") that mature in July 2028. The Company received the proceeds, net of discount and fees, in July 2023.

Financial Covenants

Our Credit Agreement and Note Purchase Agreement have certain financial covenants, including requirements to maintain a minimum liquidity balance, minimum tangible net worth, as well as maximum leverage and interest coverage ratios. See the table below for the material covenant calculations. The definition of each ratio for purposes of this report has been simplified.

	December 31, 2023		
Financial Covenants	**Actual**	**Covenant Requirement**	
	(dollars in thousands)		
Minimum Liquidity Covenant [1]	$ 431,265	$	50,000
Interest Coverage Ratio [2]	2.18		2.00
Tangible Net Worth [3]	$ 619,713	$	410,578
Maximum Leverage Ratio [4]	39.3%		<60%

(1)   Based on cash, cash held in escrow, and undrawn availability under the Credit Agreement
(2)   Calculated as the trailing twelve months adjusted EBITDA divided by interest incurred over that same period.
(3)   Calculated as total assets, less goodwill and other intangible assets, less total liabilities.
(4)   Calculated as debt, net of certain cash amounts, divided by that same net debt balance plus tangible net worth.

The Credit Agreement and Note Purchase Agreement also contain certain restrictive covenants, including limitations on incurrence of other indebtedness, liens, dividends and other distributions, asset dispositions, restricted payments, investments, and limitations on fundamental changes. They contain customary events of default for such facilities, subject to cure periods in certain circumstances, that would result in the termination of the commitments in the case of the Credit Agreement and permit the lenders or holders, as applicable, to accelerate payment on outstanding amounts. These events of default include nonpayment of principal, interest, and fees or other amounts; breach of covenants, including those described above; inaccuracy of representations and warranties; cross default to certain other indebtedness; unpaid judgments; and certain bankruptcy and other insolvency events. As of December 31, 2023, we were in compliance with all covenants under each of our Credit Agreement and Note Purchase Agreement.

Letters of Credit and Performance Bonds

In the ordinary course of business, and as part of the entitlement and development process, the Company's subsidiaries are required to provide performance bonds to assure completion of certain public facilities. The Company had $109.3 million and $114.9 million of performance bonds outstanding at December 31, 2023 and 2022, respectively.

Cash Flows—Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

For the years ended December 31, 2023 and December 31, 2022, the comparison of cash flows is as follows:

- Net cash provided by operating activities increased to $27.2 million during the year ended December 31, 2023 compared to $16.0 million during 2022. The increase in net cash flows from operating activities was primarily due to cash from other assets of $87.7 million primarily related to land acquisitions previously held in escrow that we closed on during 2023 as well as fewer payments on accounts payable and accrued expenses in the normal course of business resulting in $6.0 million more cash. This was partially offset by a decrease in net income, adjusted for noncash operating components, of $47.0 million, an increase in our cash of $19.0 million being held in escrow related to home closings, and $16.7 million more cash being used to purchase and develop real estate inventories in 2023 as compared to 2022.

- Net cash used in investing activities was $7.5 million during the year ended December 31, 2023, compared to $263.6 million during 2022. This difference was due to payments of $258.7 million, net of cash received from working capital adjustments in connection with the Hanover Acquisition in January 2022, while we did not have any business combinations in 2023.

- Net cash used in financing activities was $23.8 million during the year ended December 31, 2023, compared to $28.0 million provided by financing activities during 2022. The decrease in cash from financing activities is primarily related to contributions and distributions related to noncontrolling interests in one of our consolidated joint ventures. During 2022, noncontrolling interests contributed $51.0 million, net of distributions back to the noncontrolling interests, while in 2023 the consolidated joint venture distributed $22.3 million to the noncontrolling interests. The overall movement was partially offset by the payment in 2022 of $16.5 million to repurchase the Private Placement Warrants during 2022 while we had no corresponding payment in 2023.

Option Contracts

In the ordinary course of business, we enter into land purchase contracts in order to procure lots for the construction of homes. We are subject to customary obligations associated with entering into contracts for the purchase of land and improved lots. These purchase contracts typically require a cash deposit, and the purchase of properties under these contracts is generally contingent upon satisfaction of certain requirements, including obtaining applicable property and development entitlements. We also utilize option contracts with land sellers and others as a method of acquiring land in staged takedowns, to help manage the financial and market risk associated with land holdings, and to reduce the use of funds from financing sources. Option contracts generally require payment of a non-refundable deposit for the right to acquire lots over a specified period of time at pre-determined prices. Our obligations with respect to purchase contracts and option contracts are generally limited to the forfeiture of the related non-refundable cash deposits. As of December 31, 2023, we had outstanding purchase and option contracts totaling $663.1 million, net of $96.2 million related cash deposits (of which $1.0 million was refundable) pertaining to these contracts. As of December 31, 2022, we had outstanding purchase and option contracts totaling $620.2 million, net of $98.4 million related cash deposits (of which $0.8 million was refundable) pertaining to these contracts.

The utilization of land option contracts is dependent on, among other things, the availability of land sellers willing to enter into option takedown arrangements, the availability of capital to financial intermediaries to finance the development of optioned lots, general housing market conditions, and local market dynamics. Options may be more difficult to procure from land sellers in strong housing markets and are more prevalent in certain geographic regions.

Material Cash Requirements

The material cash requirements as of December 31, 2023 were as follows:

	Total		Less than 1 year		1-3 years		4-5 years		More than 5 years
	Payments due by Periods								
	(dollars in thousands)								
Long-term debt maturities [1]	$	565,000	$	—	$	315,000	$	250,000	$ —
Operating leases [2]		15,130		3,307		4,984		3,796	3,043
Purchase obligations [3]		663,053		461,126		201,927		—	—
Total contractual obligations	$	1,243,183	$	464,433	$	521,911	$	253,796	$ 3,043

(1) Principal payments in accordance with the line of credit and construction loans. Total future interest payments of $194.7 million associated with our current outstanding debt are based on the current outstanding balance and interest rate as of December 31, 2023 through maturity.
(2) Operating lease obligations do not include payments to property owners covering common area maintenance charges.
(3) Includes the remaining purchase price for all land option and purchase contracts, net of deposits, as of December 31, 2023.

We are subject to certain requirements associated with entering into contracts (including land option contracts) for the purchase, development, and sale of real estate in the routine conduct of business. Option contracts for the purchase of land enable us to defer acquiring portions of properties owned by third parties until we have determined whether to exercise our option, which may serve to reduce the financial risks associated with long-term land holdings. We expect to acquire the majority of such land within the next four years. Our performance on these contracts, including the timing and amount of purchase, if any, on the remaining purchase and option contracts is subject to change.

Seasonality

Historically, the homebuilding industry experiences seasonal fluctuations in quarterly operating results and capital requirements. We typically experience the highest new home order activity during the spring, although this activity is also highly dependent on the number of active selling communities, timing of new community openings and other market factors. Since it typically takes four to eight months to construct a new home, we deliver more homes in the second half of the year as spring and summer home orders convert to home deliveries. Because of this seasonality, home starts, construction costs, and related cash outflows have historically been highest in the third and fourth quarters, and the majority of cash receipts from home deliveries occurs during the second half of the year. We expect this seasonal pattern to continue over the long-term, although it may be affected by volatility in the homebuilding industry.

Non-GAAP Financial Measures

We include non-GAAP financial measures, including adjusted home sales gross margin, EBITDA and adjusted EBITDA, net debt to total capital, and adjusted net income. These non-GAAP financial measures are presented to provide investors additional insights to facilitate the analysis of our results of operations. These non-GAAP financial measures are not in accordance with, or an alternative for, GAAP financial measures and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive or standard set of accounting rules or principles. Accordingly, the calculation of our non-GAAP financial measures may differ from the definitions of non-GAAP financial measures other companies may use with the same or similar names. This limits, to some extent, the usefulness of this information for comparison purposes. Non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with our financial results as determined in accordance with GAAP. This information should only be used to evaluate our financial results in conjunction with the corresponding GAAP information. Accordingly, we qualify our use of non-GAAP financial measures whenever non-GAAP financial measures are presented.

Net Debt to Total Capital

The following table presents the ratio of debt to capital as well as the ratio of net debt to total capital, which is a non-GAAP financial measure. The ratio of debt to capital is computed as the quotient obtained by dividing total debt, net of issuance costs, by total capital (sum of total debt, net of issuance costs, plus total equity).

The non-GAAP ratio of net debt to total capital is computed as the quotient obtained by dividing net debt (which is total debt, net of issuance costs, less cash, cash equivalents, and restricted cash as well as cash held in escrow to the extent necessary to reduce the debt balance to zero) by total capital. Prior to the fourth quarter of 2022, we presented the non-GAAP ratio of net debt to net capital computed as the quotient obtained by dividing net debt by net capital (sum of net debt plus total equity). During the fourth quarter of 2022, we began presenting the non-GAAP ratio of net debt to total capital, which is consistent with the ratio presented by our peers. The most comparable GAAP financial measure is the ratio of debt to capital. We believe the ratio of net debt to total capital is a relevant financial measure for investors to understand the leverage employed in our operations and as an indicator of our ability to obtain financing. We believe that by deducting our cash from our debt, we provide a measure of our indebtedness that takes into account our cash liquidity. We believe this provides useful information as the ratio of debt to capital does not take into account our liquidity and we believe that the ratio of net debt to total capital provides supplemental information by which our financial position may be considered.

See table below reconciling this non-GAAP measure to the ratio of debt to capital.

	December 31,		
	2023		2022
	(dollars in thousands)		
Total notes and other debts payable, net	$ 543,774	$	505,422
Total equity	688,352		710,319
Total capital	$ 1,232,126	$	1,215,741
Ratio of debt to capital	44.1 %		41.6 %
Total notes and other debts payable, net	$ 543,774	$	505,422
Less: cash, cash equivalents and restricted cash	119,555		123,634
Less: cash held in escrow	49,091		17,101
Net debt	$ 375,128	$	364,687
Total capital	$ 1,232,126	$	1,215,741
Ratio of net debt to total capital	30.4 %		30.0 %

EBITDA and Adjusted EBITDA

The following table presents EBITDA and Adjusted EBITDA for the years ended December 31, 2023 and 2022. Adjusted EBITDA is a non-GAAP financial measure used by management in evaluating operating performance. We define Adjusted EBITDA as net income before (i) income tax expense, (ii) interest expenses, (iii) depreciation and amortization, (iv) real estate inventories impairment, (v) purchase accounting adjustments for acquired work in process inventory related to business combinations, (vi) loss on debt extinguishment or forgiveness, (vii) transaction costs related to business combinations, (viii) write-off of deferred offering costs, (ix) abandoned projects costs, (x) the impact of income or loss allocations from our unconsolidated joint ventures, and (xi) loss on remeasurement of warrant liability. We believe Adjusted EBITDA provides an indicator of general economic performance that is not affected by fluctuations in interest, effective tax rates, levels of depreciation and amortization, and items considered to be non-recurring. The economic activity related to our unconsolidated joint ventures is not core to our operations and is the reason we have excluded those amounts. Accordingly, we believe this measure is useful for comparing our core operating performance from period to

period. Our presentation of Adjusted EBITDA should not be considered as an indication that our future results will be unaffected by unusual or non-recurring items.

	Year Ended December 31,	
	2023	2022
	(dollars in thousands)	
Net income	$ 32,650	$ 75,665
Provision for income taxes	11,895	25,400
Interest in cost of sales	36,330	40,428
Interest relieved to equity in net income of unconsolidated joint ventures	—	70
Depreciation and amortization expense	5,104	5,549
EBITDA	85,979	147,112
Real estate inventories impairments	4,700	—
Purchase price accounting for acquired inventory	18,820	50,412
Transaction costs	1,390	883
Write-off of offering costs	436	—
Abandoned project costs	998	—
Equity in net income of unconsolidated joint ventures, excluding interest relieved	—	(219)
Loss on debt extinguishment or forgiveness	—	2,496
Loss on remeasurement of warrant liability	—	7,315
Adjusted EBITDA	$ 112,323	$ 207,999

Adjusted Net Income

Adjusted Net Income attributable to Landsea Homes is a non-GAAP financial measure that we believe is useful to management, investors and other users of our financial information in evaluating and understanding our operating results without the effect of certain expenses that were historically pushed down by our parent company and other non-recurring items. We believe excluding these items provides a more comparable assessment of our financial results from period to period. Adjusted Net Income attributable to Landsea Homes is calculated by excluding the effects of related party interest that was pushed down by our parent company, purchase accounting adjustments for acquired work in process inventory related to business combinations, the impact from our unconsolidated joint ventures, loss on debt extinguishment or forgiveness, real estate inventories impairment, and loss on remeasurement of warrant liability, and tax-effected using a blended statutory tax rate. The economic activity related to our unconsolidated joint ventures is not core to our operations and is the reason we have excluded those amounts. We adjust for the expense of related party interest pushed down from our parent company as we have no obligation to repay the debt and related interest.

	Year Ended December 31,	
	2023	2022
	(dollars in thousands)	
Net income attributable to Landsea Homes Corporation	$ 29,236	$ 73,551
Real estate inventories impairment	4,700	—
Pre-Merger capitalized related party interest included in cost of sales	1,718	5,130
Equity in net income of unconsolidated joint ventures	—	(149)
Purchase price accounting for acquired inventory	18,820	50,412
Loss on debt extinguishment or forgiveness	—	2,496
Loss on remeasurement of warrant liability	—	7,315
Total adjustments	25,238	65,204
Tax-effected adjustments [1]	18,622	49,755
Adjusted net income attributable to Landsea Homes Corporation	$ 47,858	$ 123,306

(1)   Our tax-effected adjustments are based on our federal rate and a blended state rate adjusted for certain discrete items.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

Due to the nature of homebuilding and our business we are exposed to market risks in the ordinary course of our business, including the effects of interest rate changes and inflation as described below. We are also exposed to market risk from fluctuations in our stock prices and related characteristics.

Interest Rates

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. The Company's primary exposure to market risk is interest rate risk associated with variable notes and credit facilities. Borrowings under our credit facility bear interest at a floating rate equal to the Prime rate plus 2.75% or SOFR plus 3.35% per annum. The Senior Notes bear interest on the outstanding amount at a fixed rate of 11.00% per annum, and therefore are not subject to fluctuations in interest rates.

Inflation

Operations can be adversely impacted by inflation, primarily from higher land, financing, labor, material and construction costs. In addition, inflation can lead to higher mortgage rates, which can significantly affect the affordability of mortgage financing to homebuyers. While we attempt to pass on cost increases to customers through increased prices, when weak housing market conditions exist, we are often unable to offset cost increases with higher selling prices.

Item 8. Financial Statements

Landsea Homes Corporation
Index to Consolidated Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Landsea Homes Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Landsea Homes Corporation and subsidiaries (the "Company") as of December 31, 2023 and 2022, the related consolidated statements of operations, equity, and cash flows, for the years then ended, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 29, 2024, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which they relate.

Real Estate Inventories — Valuation— Refer to Notes 2 and 5 to the financial statements

Critical Audit Matter Description

The Company reviews real estate inventories on a periodic basis or whenever indicators of impairment exist. If there are indicators of impairment, the Company performs a detailed budget and cash flow review of the applicable real estate inventories to determine whether the estimated undiscounted future cash flows of the project are more or less than the asset's carrying value. If the estimated undiscounted future cash flows are less than the asset's carrying value, the asset is written down to fair value and impairment charges are recorded through cost of sales. The carrying value of real estate inventories as of December 31, 2023 was $1,122 million.

Auditing the Company's impairment evaluation of real estate inventories was complex due to the subjectivity in determining whether impairment indicators were present at a community. Additionally, for real estate inventories where indicators of impairment were present, the determination of the undiscounted future cash flows involved significant judgment. In particular, management's key assumptions and estimates used in developing undiscounted future cash flows projections and estimates includes future home sales

revenues, sales absorption rates, land development and construction costs, carrying costs, and direct selling and marketing costs. Accordingly, auditing management's judgments regarding the key assumptions used in the undiscounted future cash flows analyses involved our especially challenging and subjective auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the identification of real estate inventories with indicators of impairment, and the related undiscounted future cash flows for real estate inventories with impairment indicators included the following, among others:

- We tested the effectiveness of controls over the Company's real estate inventories impairment process, including those over the identification of impairment indicators and the determination of undiscounted future cash flows.

- We evaluated management's impairment indicators analysis, including thresholds used for investigation, and whether management appropriately considered potential significant indicators.

- We performed an independent search for impairment indicators to determine whether factors were present during the period that were not identified by management, which may indicate that a fair value analysis is required.

- For real estate inventories with indicators of impairment, we evaluated significant assumptions to estimate the future undiscounted cash flows and source information used by management. We selected a sample and performed incremental testing of the related undiscounted future cash flows model by:

  ◦ Testing the mathematical accuracy of the undiscounted cash flow models, and

  ◦ Challenging key assumptions and estimates of future housing revenues, sales absorption rates, land development, and construction and related carrying costs used in management's undiscounted future cash flows model by comparing to historical data and performing sensitivity analysis.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
February 29, 2024

We have served as the Company's auditor since 2022.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Landsea Homes Corporation

Opinion on the Financial Statements

We have audited the consolidated statements of operations, of equity and of cash flows of Landsea Homes Corporation and its subsidiaries (the "Company") for the year ended December 31, 2021, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
March 16, 2022

We served as the Company's auditor from 2019 to 2021.

Landsea Homes Corporation
Consolidated Balance Sheets

(in thousands, except share and per share amounts)

	December 31,	
	2023	2022
Assets		
Cash and cash equivalents	$ 119,555	$ 123,634
Cash held in escrow	49,091	17,101
Real estate inventories	1,121,726	1,093,369
Due from affiliates	4,348	3,744
Goodwill	68,639	68,639
Other assets	107,873	134,009
Total assets	$ 1,471,232	$ 1,440,496
Liabilities		
Accounts payable	$ 77,969	$ 74,445
Accrued expenses and other liabilities	160,256	149,426
Due to affiliates	881	884
Line of credit facility, net	307,631	505,422
Senior notes, net	236,143	—
Total liabilities	782,880	730,177
Commitments and contingencies (Note 10)		
Equity		
Stockholders' equity:		
Preferred stock, $0.0001 par value, 50,000,000 shares authorized, none issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	—	—
Common stock, $0.0001 par value, 500,000,000 shares authorized, 41,382,453 issued and 36,520,894 outstanding as of December 31, 2023, 42,110,794 issued and 40,884,268 outstanding as of December 31, 2022	4	4
Additional paid-in capital	465,290	497,598
Retained earnings	187,584	158,348
Total stockholders' equity	652,878	655,950
Noncontrolling interests	35,474	54,369
Total equity	688,352	710,319
Total liabilities and equity	$ 1,471,232	$ 1,440,496

See accompanying notes to the consolidated financial statements.

Landsea Homes Corporation
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year Ended December 31,		
	2023	2022	2021
Revenue			
Home sales	$ 1,169,867	$ 1,392,750	$ 936,400
Lot sales and other	40,080	53,699	86,904
Total revenue	1,209,947	1,446,449	1,023,304
Cost of sales			
Home sales	967,034	1,108,204	772,575
Lot sales and other	27,939	51,321	68,131
Total cost of sales	994,973	1,159,525	840,706
Gross margin			
Home sales	202,833	284,546	163,825
Lot sales and other	12,141	2,378	18,773
Total gross margin	214,974	286,924	182,598
Sales and marketing expenses	73,248	89,305	52,840
General and administrative expenses	101,442	89,325	70,266
Total operating expenses	174,690	178,630	123,106
Income from operations	40,284	108,294	59,492
Other income, net	4,261	86	5,148
(Loss) gain on remeasurement of warrant liability	—	(7,315)	2,090
Pretax income	44,545	101,065	66,730
Provision for income taxes	11,895	25,400	13,995
Net income	32,650	75,665	52,735
Net income (loss) attributable to noncontrolling interests	3,414	2,114	(51)
Net income attributable to Landsea Homes Corporation	$ 29,236	$ 73,551	$ 52,786
Earnings per share:			
Basic	$ 0.75	$ 1.71	$ 1.14
Diluted	$ 0.75	$ 1.70	$ 1.14
Weighted average shares outstanding:			
Basic	38,885,003	42,052,696	45,198,722
Diluted	39,076,322	42,199,462	45,250,718

See accompanying notes to the consolidated financial statements.

Landsea Homes Corporation

Consolidated Statements of Equity

(in thousands, except shares)

	Common Stock						
	Shares	Amount	Additional paid-in capital	Retained earnings	Total stockholders' equity	Noncontrolling interests	Total equity
Balance at December 31, 2020	32,557,303	$ 3	$ 496,171	$ 32,011	$ 528,185	$ 1,301	$ 529,486
Recapitalization transaction, net of fees and deferred taxes	13,673,722	2	33,366	—	33,368	—	33,368
Vesting of restricted stock units	50,066	—	—	—	—	—	—
Stock-based compensation expense	—	—	5,808	—	5,808	—	5,808
Net income (loss)	—	—	—	52,786	52,786	(51)	52,735
Balance at December 31, 2021	46,281,091	$ 5	$ 535,345	$ 84,797	$ 620,147	$ 1,250	$ 621,397
Shares issued under share-based awards	228,529	—	—	—	—	—	—
Cash paid for shares withheld for taxes	—	—	(848)	—	(848)	—	(848)
Stock-based compensation expense	—	—	3,647	—	3,647	—	3,647
Contributions from noncontrolling interests	—	—	—	—	—	55,000	55,000
Distributions to noncontrolling interests	—	—	—	—	—	(3,995)	(3,995)
Repurchase of common stock	(5,625,352)	(1)	(40,546)	—	(40,547)	—	(40,547)
Net income	—	—	—	73,551	73,551	2,114	75,665
Balance at December 31, 2022	40,884,268	$ 4	$ 497,598	$ 158,348	$ 655,950	$ 54,369	$ 710,319
Shares issued under share-based awards	267,782	—	—	—	—	—	—
Stock options exercised	3,877	—	37	—	37	—	37
Cash paid for shares withheld for taxes	—	—	(695)	—	(695)	—	(695)
Stock-based compensation expense	—	—	3,088	—	3,088	—	3,088
Distributions to noncontrolling interests	—	—	—	—	—	(22,309)	(22,309)
Repurchase of common stock and associated tax	(3,635,033)	—	(34,738)	—	(34,738)	—	(34,738)
Forfeiture and cancellation of Earnout Shares	(1,000,000)	—	—	—	—	—	—
Net income	—	—	—	29,236	29,236	3,414	32,650
Balance at December 31, 2023	36,520,894	$ 4	$ 465,290	$ 187,584	$ 652,878	$ 35,474	$ 688,352

See accompanying notes to the consolidated financial statements.

Landsea Homes Corporation
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Cash flows from operating activities:			
Net income	$ 32,650	$ 75,665	$ 52,735
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	5,104	5,549	5,393
Loss (gain) on remeasurement of warrant liability	—	7,315	(2,090)
Stock-based compensation expense	3,088	3,647	5,808
Loss (gain) on extinguishment or forgiveness of debt	—	2,496	(4,266)
Inventory impairments	4,700	—	—
Abandoned project costs	998	650	555
Write off of offering costs	436	—	—
Deferred taxes	(4,917)	(6,299)	(2,826)
Changes in operating assets and liabilities:			
Cash held in escrow	(31,990)	(13,022)	7,539
Real estate inventories	(29,543)	(12,846)	(59,655)
Due from affiliates	(604)	721	(1,802)
Other assets	33,738	(53,930)	(7,307)
Accounts payable	3,523	(5,617)	35,850
Accrued expenses and other liabilities	9,987	13,139	3,466
Due to affiliates	(3)	(1,473)	—
Net cash provided by operating activities	27,167	15,995	33,400
Cash flows from investing activities:			
Purchases of property and equipment	(7,478)	(5,469)	(3,176)
Distributions of capital from unconsolidated joint ventures	—	578	22,134
Payments for business acquisition, net of cash acquired	—	(258,727)	(44,537)
Net cash used in investing activities	(7,478)	(263,618)	(25,579)
Cash flows from financing activities:			
Borrowings from notes and other debts payable	547,500	281,612	910,487
Repayments of notes and other debts payable	(504,300)	(240,228)	(737,683)
Proceeds from Merger, net of fees and other costs	—	—	64,434
Cash paid for shares withheld for taxes	(695)	(848)	—
Payment for buyback of warrants	—	(16,500)	—
Repayment of convertible note	—	—	(1,500)
Proceeds from exercise of stock options	37	—	—
Repurchases of common stock	(34,417)	(40,547)	—
Contributions from noncontrolling interests	—	55,000	—
Distributions to noncontrolling interests	(22,309)	(3,995)	—
Deferred offering costs paid	(224)	(2,605)	(1,832)
Debt issuance and extinguishment costs paid	(9,360)	(3,885)	(8,522)
Net cash (used in) provided by financing activities	(23,768)	28,004	225,384
Net (decrease) increase in cash, cash equivalents, and restricted cash	(4,079)	(219,619)	233,205
Cash, cash equivalents, and restricted cash at beginning of year	123,634	343,253	110,048
Cash, cash equivalents, and restricted cash at end of year	$ 119,555	$ 123,634	$ 343,253

See accompanying notes to the consolidated financial statements.

1. Company

Landsea Homes Corporation (together with its subsidiaries, "Landsea Homes" or the "Company"), a majority owned subsidiary of Landsea Holdings Corporation ("Landsea Holdings"), is engaged in the acquisition, development, and sale of homes and lots in Arizona, California, Colorado, Florida, New Jersey, New York, and Texas. The Company's operations are organized into the following six reportable segments: Arizona, California, Colorado, Florida, Metro New York and Texas.

On August 31, 2020, Landsea Homes and its parent, Landsea Holdings, entered into an Agreement and Plan of Merger (the "Merger Agreement") with LF Capital Acquisition Corp. ("LF Capital") and LFCA Merger Sub, Inc. (the "Merger Sub"), a direct, wholly-owned subsidiary of LF Capital. The Merger Agreement provided for, among other things, the merger of Merger Sub with and into Landsea Homes Incorporated ("LHI"), previously a wholly-owned subsidiary of Landsea Holdings, with LHI continuing as the surviving corporation (the "Merger").

On January 7, 2021 (the "Closing Date"), the Merger was consummated pursuant to the Merger Agreement (the "Closing"). The name of LF Capital was changed at that time to Landsea Homes Corporation. Subject to the terms of the Merger Agreement, Landsea Holdings received $343.8 million of stock consideration, consisting of 32.6 million newly issued shares of Landsea Homes Corporation's common stock. The shares were valued at $10.56 per share for purposes of determining the aggregate number of shares payable to Landsea Holdings (the "Stock Consideration").

Upon Closing, Level Field Capital, LLC (the "Sponsor") held 1.0 million shares that are subject to surrender and forfeiture for no consideration in the event the common stock does not reach certain thresholds during the 24-month period following the closing of the Merger ("Earnout Shares"). The Sponsor transferred 0.5 million Earnout Shares to Landsea Holdings. Additionally, the Sponsor forfeited 2.3 million private placement warrants and transferred 2.2 million private placement warrants to Landsea Holdings (such private placement warrants, each exercisable to purchase one share of Common Stock at an exercise price of $11.50 per share, are referred to as the "Private Placement Warrants," and together with the Company's public warrants they are referred to as the "Warrants"). During the year ended December 31, 2022, the private placement warrants were repurchased by the Company and are no longer outstanding, refer to *Note 16 – Stockholders' Equity* for additional information. In January 2023, the Company concluded that the threshold for the Earnout Shares was not met and therefore those shares were forfeited and cancelled.

In connection with the Merger, the Company received $64.4 million from the Merger after payments of $28.7 million related to the public warrant amendment and $7.5 million representing transaction expenses incurred. The Company incurred direct and incremental costs of approximately $16.7 million related to the equity issuance, consisting primarily of investment banking, legal, accounting and other professional fees, which were recorded to additional paid-in capital as a reduction of proceeds. The Company recorded $2.7 million in general and administrative expenses in 2021 related to the accelerated vesting of certain phantom awards. At the time of the Merger, the Company paid cash of $2.9 million for the phantom stock awards and issued 0.2 million shares with an issuance date value of $1.9 million.

The Merger was accounted for as a reverse recapitalization. Under this method of accounting, LF Capital is treated as the "acquired" company for financial reporting purposes. This determination was primarily based on the current stockholder of Landsea Homes, Landsea Holdings, having a relative majority of the voting power of the combined entity; the operations of LHI prior to the Merger comprising the only ongoing operations of the combined entity; and senior management of LHI comprising the senior management of the combined entity. Accordingly, for accounting purposes, the financial statements of the combined entity represent a continuation of the financial statements of LHI with the acquisition being treated as the equivalent of LHI issuing stock for the net assets of LF Capital, accompanied by a recapitalization. The net assets of LHI are stated at historical cost, with no goodwill or other intangible assets recorded. The shares and net income per share available to holders of the LHI's common stock, prior to the Merger, have been retroactively restated as shares reflecting the exchange ratio established in the Merger Agreement.

2. Summary of Significant Accounting Policies

Basis of Presentation and Consolidation—The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and all subsidiaries, partnerships and other entities in which the Company has a controlling interest and variable interest entities ("VIEs") in which the Company is deemed the primary beneficiary. The Company's investments in unconsolidated entities in which a significant, but less than controlling, interest is held and in VIEs in which the Company is not deemed to be the primary

beneficiary, are accounted for under the equity method. All intercompany transactions and balances have been eliminated in consolidation.

Landsea Holdings holds a series of notes payable to affiliated entities of its parent. The cash Landsea Holdings received from this debt was previously utilized to partially fund operations of the Company. Related party interest incurred by Landsea Holdings (the "Related Party Interest") was historically pushed down to the Company and reflected on the consolidated balance sheets of the Company, primarily in real estate inventories, and on the consolidated statements of operations in cost of sales. Refer to *Note 6 – Capitalized Interest* for further detail. As the Company did not guarantee the notes payable nor have any obligations to repay the notes payable, and as the notes payable were not assigned to the Company, the notes payable do not represent a liability of the Company and accordingly have not been reflected in the consolidated balance sheets. Additionally, in connection with the Merger, Landsea Homes is precluded from repaying Landsea Holdings' notes payable to the affiliated entities of its parent. Therefore, as of January 7, 2021, the Related Party Interest is no longer pushed down to Landsea Homes.

During the periods presented in the consolidated financial statements prior to the Merger, the Company was included in the consolidated U.S. federal, and certain state and local, income tax returns filed by Landsea Holdings, where applicable. Income tax expense and other income tax related information contained in these consolidated financial statements are presented on a separate return basis as if the Company had filed its own tax returns. Additionally, certain tax attributes such as net operating losses or credit carryforwards are presented on a separate return basis, and accordingly, may differ in the future. In jurisdictions where the Company has been included in the tax returns filed by Landsea Holdings, any income tax payables or receivables resulting from the related income tax provisions have been reflected in the consolidated balance sheets and the effect of the push down is reflected within additional paid-in capital.

Management of the Company believes that the assumptions underlying the consolidated financial statements reasonably reflect the utilization of services provided, or benefits received by the Company during the periods presented. Nevertheless, the consolidated financial statements may not be indicative of the Company's future performance.

Reclassifications—Certain reclassifications have been made in the prior year's financial statements to conform to classifications used in the current year. The consolidated balance sheet for the year ended December 31, 2022, has been revised to reflect the reclassification of investment in and advances to unconsolidated joint ventures of less than $0.1 million to other assets. The consolidated statements of operations for the years ended December 31, 2022 and 2021, have been revised to reflect the reclassification of $0.1 million and $1.3 million, respectively, from equity in net income of unconsolidated joint ventures to other income, net. Additionally, the consolidated statements of cash flows for these years have been revised to reflect a reclassification of equity in net income of unconsolidated joint ventures of $0.1 million and $1.3 million, respectively, to the change in other assets.

Use of Estimates—The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ materially from these estimates.

Cash and Cash Equivalents—The Company defines cash and cash equivalents as demand deposits with financial institutions and short-term liquid investments with a maturity date of less than three months from the date of purchase.

Cash Held in Escrow—Cash held in escrow consists of proceeds from home closings held in escrow for the Company's benefit, typically for less than five days.

Real Estate Inventories and Cost of Sales—Real estate inventories include actively selling projects as well as projects under development or held for future development. Inventories are stated at cost, unless the carrying amount is determined not to be recoverable, in which case inventory is written down to its fair value. The Company capitalizes pre-acquisition costs, land deposits, land, development, and other allocated costs, including interest, property taxes, and indirect construction costs to real estate inventories. Pre-acquisition costs, including non-refundable land deposits, are removed from inventory and expensed to other income, net, if the Company determines continuation of the prospective project is not probable. Land, development, and other common costs are typically allocated to real estate inventories using a methodology that approximates the relative-sales-value method. If the relative-sales-value-method is impracticable, costs are allocated based on area methods, such as square footage or lot size, or other value methods as appropriate under the circumstances. Home construction costs per production phase are recorded using the specific identification method.

Cost of sales for homes closed includes construction costs of each home, an allocation of applicable land acquisition, land development, and related common costs, plus an estimate of any applicable costs required to complete the home or common area development. Changes in estimated development and common costs are allocated prospectively to remaining homes in a project.

The Company reviews real estate inventories on a periodic basis or whenever indicators of impairment exist. If there are indicators of impairment, the Company performs a detailed budget and cash flow review of the applicable real estate inventories to determine whether the estimated undiscounted future cash flows of the project are more or less than the asset's carrying value. If the estimated undiscounted future cash flows are more than the asset's carrying value, no impairment adjustment is required. However, if the estimated undiscounted future cash flows are less than the asset's carrying value, the asset is written down to fair value and impairment charges are recorded to cost of sales. We generally determine the estimated fair value of each community by using a discounted cash flow approach based on the estimated future cash flows at discount rates that reflect the risk of the community being evaluated.

When estimating future cash flows of a project, the Company makes various assumptions including estimated future home sales revenue, sales absorption rates, land development and construction costs, carrying costs, and direct selling and marketing costs. The discounted cash flow approach can be impacted significantly by the Company's estimates of future cash flows and the applicable discount rate, which are Level 3 inputs. The key assumptions used in real estate inventories valuations are subject to a variety of external factors and are inherently uncertain. It is reasonably possible that changes in market conditions could change the Company's estimates of future cash flows, leading to different conclusions. Accordingly, actual results could differ from valuation estimates. See *Note 5 – Real Estate Inventories* for additional information.

Capitalization of Interest—The Company follows the practice of capitalizing interest to real estate inventories during the period of development and to investments in unconsolidated joint ventures, when applicable, in accordance with ASC 835, *Interest*. Interest capitalized as a component of real estate inventories is included in cost of sales as related homes or lots are delivered to customers. To the extent interest is capitalized to investments in unconsolidated joint ventures, it is included as a reduction to income from unconsolidated joint ventures when the related homes or lots are sold to third parties. To the extent the Company's debt exceeds its qualified assets as defined in ASC 835, the Company would expense a portion of the interest incurred. Qualified assets represent projects that are under development as well as investments in unconsolidated joint ventures accounted for under the equity method until such equity method investees begin their principal operations.

Business Combinations—Acquisitions are accounted for in accordance with ASC 805, *Business Combinations*. In connection with the Company's recent acquisitions, management determined in each case that the Company obtained control of a business including inputs, processes, and outputs in exchange for cash consideration. All material assets and liabilities were measured and recognized at fair value as of the date of the acquisition. Any excess of the purchase price over the estimated fair values of the identifiable net assets acquired is recorded as goodwill. Significant judgment is often required in estimating the fair value of assets acquired, particularly intangible assets.

The fair value of acquired real estate inventories largely depends on the stage of production of the acquired land and work in process inventory. For acquired land and land options, the Company typically utilizes, with the assistance of a third party valuation specialist, a sales comparison approach. For work in process inventories, the Company estimates the fair value based upon the stage of production of each unit and a gross margin that the Company believes a market participant would require to complete the remaining development and requisite selling efforts. Refer to *Note 3 – Business Combinations and Asset Acquisitions* for further information regarding the purchase price allocation and related acquisition accounting.

Investment in Unconsolidated Joint Ventures—The Company uses the equity method to account for investments in (1) joint ventures that qualify as VIEs where the Company is not the primary beneficiary and (2) other entities that the Company does not control but has the ability to exercise significant influence over. The Company also uses the equity method when it functions as the managing member or general partner and its venture partner has substantive participating rights or where the Company can be replaced by its venture partner as managing member without cause. Under the equity method, the Company recognizes its proportionate share of earnings and losses generated by the joint venture upon the delivery of lots or homes to third parties.

Variable Interest Entities—The Company accounts for variable interest entities in accordance with ASC 810, *Consolidation*. Under ASC 810, a VIE is created when: (a) the equity investment at risk in the entity is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by other parties, including the equity holders; (b) the entity's equity holders as a group either (i) lack the direct or indirect ability to direct the activities of an entity that most

significantly impact the entity's economic performance, (ii) are not obligated to absorb expected losses of the entity or (iii) do not have the right to receive expected residual returns of the entity; or (c) the entity's equity holders have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of the equity holder with disproportionately few voting rights. If an entity is deemed to be a VIE pursuant to ASC 810, the enterprise that has both (i) the power to direct the activities of a VIE that most significantly impact the entity's economic performance and (ii) the obligation to absorb the expected losses of the entity or right to receive benefits from the entity that could be potentially significant to the VIE is considered the primary beneficiary and must consolidate the VIE.

Under ASC 810, a non-refundable deposit paid to an entity may be deemed to be a variable interest that will absorb some or all of the entity's expected losses if they occur. The Company's land purchase and lot option deposits generally represent its maximum exposure to the land seller if it elects not to purchase the optioned property. Therefore, whenever the Company enters into a land option or purchase contract with an entity and makes a non-refundable deposit, a VIE may have been created.

As of December 31, 2023 and 2022, the Company consolidated two joint venture VIEs. Refer to *Note 4 – Variable Interest Entities* for further information regarding VIEs.

Goodwill—The excess of the purchase price of a business acquisition over the net fair value of assets acquired and liabilities assumed is capitalized as goodwill if it is treated as a business combination. Goodwill and any other intangible assets that do not have finite lives are not amortized, but rather assessed for impairment at least annually. The Company performs an annual impairment test during the fourth quarter or whenever impairment indicators are present using a two-step process to assess whether or not goodwill should be impaired. The first step is a qualitative assessment that analyzes current economic indicators associated with a particular reporting unit. If the qualitative assessment indicates a stable or improved fair value, no further testing is required. If a qualitative assessment indicates that a significant decline to fair value of a reporting unit is more likely than not, or, at the Company's election, the Company will proceed to the second step where we calculate the fair value of a reporting unit based on discounted future cash flows and market comparisons. If this step indicates that the carrying value of a reporting unit is in excess of its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. There was no goodwill impairment recorded during the years ended December 31, 2023, 2022, and 2021.

Property and Equipment—Property and equipment are recorded at cost and depreciated to general and administrative expense using the straight-line method over their estimated useful lives, typically ranging from two to five years. Leasehold improvements are stated at cost and amortized to general and administrative expense using the straight-line method over the shorter of either their estimated useful lives or the term of the lease. For the years ended December 31, 2023, 2022, and 2021 the Company incurred depreciation expense of $1.8 million, $2.0 million, and $1.7 million, respectively.

Capitalized Selling and Marketing Costs—In accordance with ASC 606, *Revenue from Contracts with Customers*, and ASC 340, *Other Assets and Deferred Cost,* costs incurred for tangible assets directly used in the sales process such as the Company's sales offices, and model landscaping and furnishings are capitalized to property and equipment which is included in other assets in the accompanying consolidated balance sheets. These costs are amortized to selling and marketing expenses generally over the estimated life of the selling community. For the years ended December 31, 2023, 2022, and 2021 the Company incurred amortization expense of $2.6 million, $0.6 million, and $2.0 million, respectively. All other selling and marketing costs, such as commissions and advertising, are expensed as incurred. Advertising and marketing costs of $6.9 million, $5.1 million, and $3.2 million for the years ended December 31, 2023, 2022, and 2021, respectively, are included in sales and marketing expenses on the consolidated statements of operations.

Warranty Accrual—The Company provides home purchasers with limited warranties against certain building defects and has certain obligations related to those post-construction warranties for closed homes. The specific terms and conditions of these limited warranties vary depending upon the markets in which we do business, but generally the Company provides all of its home buyers with a limited warranty as to workmanship and mechanical equipment and also provide many of its home buyers with a limited 10-year warranty as to structural integrity.

Estimated future direct warranty costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Amounts are accrued based upon the Company's historical rates of warranty claims. Historical experience of the Company's peers is also considered due to the Company's limited internal history of homebuilding sales. The adequacy of the warranty accrual is assessed on a quarterly basis to reflect changes in trends as information becomes available and the amounts

recorded are adjusted if necessary. The warranty accrual is included in accrued expenses and other liabilities in the accompanying consolidated balance sheets and adjustments to the accrual are recorded through cost of sales.

Warrant Liability—The Company accounted for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in ASC 480, *Distinguishing Liabilities from Equity*, and ASC 815, *Derivatives and Hedging*. For issued or modified warrants that did not meet all the criteria for equity classification, the warrants were recorded as liabilities at their initial fair value on the date of issuance or assumption and remeasured to fair value at each balance sheet date thereafter.

The Company's Private Placement Warrants were presented on the consolidated balance sheets as a liability recorded at fair value with subsequent changes in fair value recognized in the consolidated statement of operations at each reporting date as a (loss) gain on remeasurement of the warrant liability. The fair value of the Private Placement Warrants was estimated using a Black-Scholes option pricing model which included assumptions used in the model that were subjective and required significant judgment, including implied volatility, which was a Level 3 input. Each Private Placement Warrant was exercisable at $11.50 into one share of common stock. In June 2022, all of the outstanding Private Placement Warrants were repurchased by the Company. Refer to *Note 16 – Stockholders' Equity* for additional information on the Warrants. The fair value of the Private Placement Warrants is discussed further in *Note 14 – Fair Value*.

Home Sales Revenue—Home sales revenue is recognized when the Company's performance obligations within the underlying sales contracts are fulfilled. The Company considers its obligations fulfilled when closing conditions are complete, title has transferred to the homebuyer, and collection of the purchase price is reasonably assured. Sales incentives are recorded as a reduction of revenue when the respective home is closed. When it is determined that the earnings process is not complete, the related revenue is deferred for recognition in future periods.

Lot Sales and Other Revenue—Revenues from lot sales and other revenue are recorded and a margin is recognized when performance obligations are satisfied, which includes transferring a promised good or service to a customer. Lot sales and other revenue is recognized when all conditions of escrow are met, including delivery of the real estate asset in the agreed-upon condition, passage of title, receipt of appropriate consideration, and collection of associated receivables, if any, is probable, and other applicable criteria are met. Based upon the terms of the agreement, when it is determined that the performance obligation is not satisfied, the sale and the related margin are deferred for recognition in future periods.

Under the terms of certain lot sale and other contracts, the Company is obligated to perform certain development activities after the close of escrow. Due to this continuing involvement, the Company recognizes lot sales and other revenue under the percentage-of-completion method, whereby revenue is recognized in proportion to total costs incurred divided by total costs expected to be incurred.

Income Taxes—The Company records income taxes in accordance with ASC 740, *Income Taxes*, whereby deferred tax assets and liabilities are recognized based on the differences in the book and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply in the years that the differences are expected to reverse. The Company adjusts deferred tax assets and liabilities for the effects of changes in tax laws and rates in the period of enactment. Tax credits are recognized through the effective tax rate calculation assuming that the Company will be able to realize the full benefit of the credits.

Each year the Company assesses its deferred tax asset to determine whether all or any portion of the asset is more likely than not (defined as a likelihood of more than 50%) to be unrealizable under ASC 740. The Company is required to establish a valuation allowance for any portion of the tax asset determined to be more likely than not unrealizable. The ultimate realization of deferred tax assets depends primarily on the generation of future taxable income during the periods in which the differences become deductible. Judgment is required in determining the future tax consequences of events that have been recognized in the Company's consolidated financial statements and/or tax returns. Differences between anticipated and actual outcomes of these future tax consequences could have a material impact on the Company's consolidated financial statements.

Stock-Based Compensation Expense—In accordance with ASC 718, *Compensation—Stock Compensation*, stock-based compensation expense for all share-based payment awards is based on the grant date fair value. The Company recognizes expense for share-based payment awards with only service-based vesting conditions on a straight-line basis over the requisite service period of the award. Expense associated with awards that include a performance-based vesting condition is not recognized until it is determined that

it is probable the performance-based conditions will be met. When achievement of a performance-based condition is probable, a catch-up of expense will be recorded as if the award had been vesting on a straight-line basis from the award date. The award will continue to be expensed on a straight-line basis, adjusted for probability, until the award vests or expires as worthless.

Recent Accounting Pronouncements

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*, which provides temporary optional expedients and exceptions to the current guidance on contract modifications and hedge accounting. These changes are intended to simplify the market transition from the London Interbank Offered Rate ("LIBOR") to alternative reference rates. ASU 2020-04 generally considers contract modifications related to reference rate reform to be an event that does not require contract remeasurement at the modification date nor a reassessment of a previous accounting determination. In January 2021, the FASB issued ASU 2021-01, *Reference Rate Reform (Topic 848): Scope*, which clarified the scope and application of ASU 2020-04. In December 2022, the FASB issued ASU No. 2022-06, *Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848*, which defers the sunset date of the reference rate reform guidance to December 31, 2024. This guidance may be elected over time, through December 31, 2024, as reference rate reform activities occur. Once ASU 2020-04 is elected, the guidance must be applied prospectively for all eligible contract modifications. In June 2022, the Company modified its credit facility to use the Secured Overnight Financing Rate ("SOFR") as a reference rate rather than LIBOR. The Company elected to apply this guidance which preserves the presentation of the loan consistent with the presentation prior to the modification.

In October 2021, the FASB issued ASU 2021-08, which requires application of ASC 606 to recognize and measure contract assets and liabilities from contracts with customers acquired in a business combination. ASU 2021-08 creates an exception to the general recognition and measurement principle in ASC 805 and will result in recognition of contract assets and contract liabilities consistent with those recorded by the acquiree immediately before the acquisition date. The standard is effective for fiscal years beginning after December 15, 2022, with early adoption permitted. The adoption did not have a material impact on the Company's consolidated financial statements.

In March 2023, the FASB issued ASU 2023-01, which amends the application of ASU 2016-02, *Leases (Topic 842)*, related to leases with entities under common control, also referred to as common control leases. The amendments to this update require an entity to consider the useful life of leasehold improvements associated with common control leases from the perspective of the common control group and amortize the leasehold improvements over the useful life of the assets to the common control group, instead of the term of the lease. Any remaining value for the leasehold improvement at the end of the lease would be adjusted through equity. The standard is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The adoption is not expected to have a material impact on the Company's consolidated financial statements.

In November 2023, the FASB issued ASU 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, which requires disclosure of additional segment information. These additional requirements include significant expenses, other segment items to reconcile segment revenue and significant expenses to the reported measure of segment profit or loss, a description of the composition of the other segment items, and the title and position of the entity's chief operating decision maker ("CODM"). The amendments in this update also expand the segment disclosure requirements to interim periods. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures*, which requires annual disclosure of specific categories in the income tax rate reconciliation and of additional information for reconciling items that meet a quantitative threshold among other changes. Specifically, the guidance requires a tabular reconciliation disclosure, using both percentages and amounts. The guidance is effective for annual periods beginning after December 15, 2024, with early adoption permitted. The Company is currently evaluating the impact of this guidance on its consolidated financial statements and related disclosures.

3. Business Combinations and Asset Acquisitions

On October 10, 2023, the Company expanded into the Colorado market by acquiring certain assets of Richfield Homes, LLC ("Richfield"). The Company paid an aggregate cash purchase price of $22.5 million to acquire approximately 290 owned or controlled lots in the greater Denver, Colorado area, including any construction in progress on those lots. This acquisition was accounted for as an asset acquisition.

On January 18, 2022, the Company acquired 100% of Hanover Family Builders, LLC ("Hanover"), a Florida-based homebuilder, for an aggregate cash purchase price, net of working capital adjustments, of $262.6 million (the "Hanover Acquisition"). The aggregate purchase price included a pay-off of $69.3 million related to debt held by Hanover and a payment of $15.6 million for land-related deposits. The total assets of Hanover included approximately 20 development projects and 3,800 lots owned or controlled in various stages of development.

In accordance with ASC 805, the assets acquired and liabilities assumed from the acquisition of Hanover were measured and recognized at fair value as of the date of the acquisition to reflect the purchase price paid.

Acquired inventories consist of land, land deposits, and work in process inventories. For acquired land and land options, the Company typically utilizes, with the assistance of a third-party valuation specialist, a sales comparison approach. For work in process inventories, the Company estimates the fair value based upon the stage of production of each unit and a gross margin that management believes a market participant would require to complete the remaining development and requisite selling efforts. On the acquisition date, the stage of production for each lot ranged from recently started lots to fully completed homes. The intangible asset acquired relates to the Hanover trade name, which is estimated to have a fair value of $1.6 million and is being amortized over one year. Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed and relates primarily to the assembled workforce and business synergies. Goodwill of $44.2 million was recorded on the consolidated balance sheets as a result of this transaction and is expected to be deductible for tax purposes over 15 years. The acquired goodwill is included in the Florida reporting segment in *Note 13 – Segment Reporting*. The Company incurred transaction related costs of $0.7 million related to the Hanover Acquisition during the year ended December 31, 2022.

The Company's results of operations include homebuilding revenues from the Hanover Acquisition of $334.0 million for the year ended December 31, 2022. The accompanying results of operations also include pretax income of $20.1 million from the Hanover Acquisition during the year ended December 31, 2022. The pretax income is inclusive of purchase price accounting and an allocation of corporate general and administrative expenses.

The following is a summary of the allocation of the purchase price based on the fair value of assets acquired and liabilities assumed *(dollars in thousands)*.

Assets Acquired
Cash	$	3,857
Real estate inventories		232,071
Goodwill		44,182
Trade name		1,590
Other assets		378
Total assets	$	282,078
Liabilities Assumed		
Accounts payable	$	6,329
Accrued expenses		13,165
Total liabilities		19,494
Net assets acquired	$	262,584

On May 4, 2021, the Company acquired 100% of Mercedes Premier Homes, LLC (also known as Vintage Estate Homes, LLC, or "Vintage"), a Florida- and Texas-based homebuilder, for an aggregate cash purchase price of $54.6 million (the "Vintage Acquisition"). In addition, the Company assumed $32.1 million of debt, of which it paid down $3.8 million in connection with the acquisition. Total assets included approximately 20 development projects and 1,800 lots in various stages of development. The

intangible asset acquired relates to the Vintage trade name, which was estimated to have a fair value of $1.6 million and was amortized over one year. Goodwill of $3.8 million was recorded on the consolidated balance sheets as a result of this transaction and is expected to be deductible for tax purposes over 15 years. The acquired goodwill is included in the Florida reporting segment. The Company incurred transaction costs of $0.9 million related to the Vintage Acquisition during the year ended December 31, 2021.

The Company's results of operations include homebuilding revenues from the Vintage Acquisition of $125.4 million during the year ended December 31, 2021. The accompanying results of operations also include a pretax loss of $0.9 million from the Vintage Acquisition during the year ended December 31, 2021. The pretax income is inclusive of purchase price accounting and an allocation of corporate general and administrative expenses.

The following is a summary of the allocation of the purchase price based on the fair value of assets acquired and liabilities assumed *(dollars in thousands)*.

Assets Acquired

Cash	$	10,063
Real estate inventories		93,699
Goodwill		3,752
Trade name		1,550
Other assets		3,956
Total assets	$	113,020

Liabilities Assumed

Accounts payable	$	1,641
Accrued expenses		24,660
Notes payable		32,119
Total liabilities		58,420
Net assets acquired	$	54,600

Unaudited Pro Forma Financial Information

Unaudited pro forma revenue and net income for the years ended December 31, 2022 and 2021 give effect to the results of the acquisitions of Hanover and Vintage as though the respective acquisition dates were as of January 1, 2021 and January 1, 2020, the beginning of the year preceding the respective acquisitions. Unaudited pro forma net income adjusts the operating results of the stated acquisitions to reflect the additional costs that would have been recorded assuming the fair value adjustments had been applied as of the beginning of the year preceding the year of acquisition, including the tax-effected amortization of the acquired trade names and transaction related costs. The Company did not have any acquisitions that were treated as a business combination in 2023 and therefore no proforma is presented for the year ended December 31, 2023.

	Year Ended December 31,			
	2022		**2021**	
Revenue	$	1,451,558	$	1,286,919
Pretax income		151,846		23,142
Provision for income taxes		(38,163)		(4,853)
Net income	$	113,683	$	18,289

4. Variable Interest Entities

The Company consolidates two joint venture ("JV") VIEs. The consolidated VIEs include one active project in the Metro New York area ("14th Ave JV") and one JV with the purpose of acquiring undeveloped land (the "LCF JV"). The Company has

determined that it is the primary beneficiary of these VIEs as it has the power to direct activities of the operations that most significantly affect their economic performance.

Both consolidated VIEs are financed by equity contributions from the Company and the JV partner. The 14th Ave JV was also funded by third-party debt which was paid off in April 2022 with proceeds from a loan provided by the Company. The intercompany loan is eliminated upon consolidation.

The following table summarizes the carrying amount and classification of the VIEs' assets and liabilities in the consolidated balance sheets as of December 31, 2023 and 2022.

	December 31, 2023	December 31, 2022
	(dollars in thousands)	
Cash	$ 2,950	$ 4,697
Real estate inventories	79,441	99,699
Due from affiliates	203	329
Other assets	2,107	2,124
Total assets	$ 84,701	$ 106,849
Accounts payable	$ 384	$ 1,577
Accrued expenses and other liabilities	5,257	5,616
Total liabilities	$ 5,641	$ 7,193

5. Real Estate Inventories

Real estate inventories are summarized as follows:

	December 31,	
	2023	2022
	(dollars in thousands)	
Deposits and pre-acquisition costs	$ 99,702	$ 101,395
Land held and land under development	272,825	191,047
Homes completed or under construction	692,126	779,352
Model homes	57,073	21,575
Total real estate inventories	$ 1,121,726	$ 1,093,369

Deposits and pre-acquisition costs include land deposits and other due diligence costs related to potential land acquisitions. Land held and land under development includes costs incurred during site development such as development, indirect costs, and permits. Homes completed or under construction and model homes include all costs associated with home construction, including land, development, indirect costs, permits, materials and labor.

In accordance with ASC 360, *Property, Plant, and Equipment*, real estate inventories are stated at cost, unless the carrying amount is determined not to be recoverable, in which case inventory is written down to its fair value. The Company reviews each real estate asset at the community-level, on a quarterly basis or whenever indicators of impairment exist. The Company generally determines the estimated fair value of each community by using a discounted cash flow approach based on the estimated future cash flows at discount rates that reflect the risk of the community being evaluated. The discounted cash flow approach can be impacted significantly by the Company's estimates of future home sales revenue, sales absorption rates, land development and construction costs, carrying costs, direct selling and marketing costs, and the applicable discount rate.

During the year ended December 31, 2023 the Company recorded $4.7 million of real estate inventories impairment charges related to one community in its California segment. In this instance, the Company determined that additional incentives and persistent discounts were required to sell the remaining homes, which was the primary reason the estimated future cash flows for the community were driven below their previous carrying values. During the years ended December 31, 2022 and 2021, the Company did not

recognize any impairments on real estate inventories. Real estate inventories impairment charges are recorded to cost of home sales in the consolidated statements of operations.

The table below provides quantitative data for Level 3 inputs used in determining the fair value of the impaired inventory. The table presents the quarter during the year ended December 31, 2023 in which the impairment occurred.

	Impairment Data			Quantitative Data
Three Months Ended	Number of Projects Impaired	Real Estate Inventories Impairment	Fair Value of Inventory After Impairment	Discount Rate
		(dollars in thousands)		
June 30, 2023	1	$ 4,700	$ 19,363	11 %

6. Capitalized Interest

Interest is capitalized to real estate inventories during development and other qualifying activities. Interest capitalized as a cost of real estate inventories is included in cost of sales as related inventories are delivered.

For the years ended December 31, 2023, 2022, and 2021, the Company incurred and capitalized interest of $52.2 million, $35.6 million, and $27.2 million, respectively. Previously capitalized interest included in cost of sales during the years ended December 31, 2023, 2022, and 2021 was $36.3 million, $40.5 million, and $34.8 million, respectively. These amounts included interest from certain related party transactions, refer to *Note 11 – Related Party Transactions* for additional information.

7. Other Assets

Other assets consist of the following:

	December 31,	
	2023	2022
	(dollars in thousands)	
Deferred tax asset, net	$ 18,486	$ 13,569
Property and equipment, net (1)	12,663	9,533
Right-of-use asset	11,869	15,589
Contract assets	5,954	7,180
Intangible asset, net	—	44
Prepaid expenses	8,993	4,896
Project funds in escrow	2,388	44,159
Warranty and general liability insurance receivables (2)	27,406	27,109
Investment in unconsolidated joint ventures	19	41
Other	20,095	11,889
Total other assets	$ 107,873	$ 134,009

(1) Property and equipment is net of $15.8 million and $11.5 million accumulated depreciation as of December 31, 2023 and 2022, respectively.
(2) Insurance recoveries not yet received from our insurers are recorded on a gross basis, without any reduction for the associated warranty expense, within other assets on our consolidated balance sheets. Refer to the Warranty section in *Note 8 – Accrued Expenses and Other Liabilities* for additional information.

As of December 31, 2023 and 2022, respectively, the Company had contract assets of $6.0 million and $7.2 million related to lot sales and other revenue. The contract asset balance is included in other assets on the Company's consolidated balance sheets and represents cash to be received for work already performed on lot sales and other contracts. The amount of the transaction price for lot sales and other contracts remaining to be recognized as revenue for performance obligations that were not fully satisfied as of December 31, 2023 and 2022 was $1.1 million and $11.6 million, respectively.

As of December 31, 2023 and 2022, we held membership interests intwo unconsolidated joint ventures related to homebuilding activities, both of which are part of the Metro New York segment. As of December 31, 2023 and 2022, both of the joint ventures, LS-NJ Port Imperial JV, LLC and LS-Boston Point LLC, were effectively closed out with only customary post-closing, warranty-related activities remaining.

8. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consist of the following:

		December 31,		
		2023		**2022**
		(dollars in thousands)		
Land development and home construction accrual	$	51,478	$	39,716
Warranty reserve and general liability		48,949		46,657
Accrued compensation and benefits		26,029		18,920
Lease liabilities		13,070		16,428
Sales tax payable		1,646		1,448
Income tax payable		4,636		3,420
Interest payable		2,775		4,351
Deferred revenue		180		—
Homebuyer deposits		8,227		15,046
Other deposits and liabilities		3,266		3,440
Total accrued expenses and other liabilities	$	160,256	$	149,426

As of December 31, 2023, the Company had $0.2 million of deferred revenue related to lot sales and other revenue included in accrued expenses and other liabilities in the consolidated balance sheet. The Company reduces these liabilities and recognizes revenue as development progresses and the related performance obligations are completed. As of December 31, 2022, the Company did not have any deferred revenue and therefore no revenue was recognized during 2023 related to deferred revenue from the prior year.

Warranty—Estimated future direct warranty reserve and general liability costs are accrued and charged to cost of sales in the period when the related homebuilding revenues are recognized. Changes in the Company's warranty reserve and general liability are detailed in the table below:

		December 31,		
		2023		**2022**
		(dollars in thousands)		
Beginning warranty reserve and general liability	$	46,657	$	15,692
Adjustments [1]		—		18,018
Provision [2]		10,457		16,114
Payments		(8,165)		(3,167)
Ending warranty reserve and general liability	$	48,949	$	46,657

(1) In accordance with ASC 210, Balance Sheet, the Company presented warranty reserve and general liability on a gross basis within the consolidated balance sheet as of December 31, 2022, and presented anticipated insurance recoveries within other assets. Previously, the Company presented the warranty reserve and general liability within accrued expenses and other liabilities, net of anticipated insurance recoveries. This resulted in an adjustment of $18.0 million to beginning warranty reserve and general liability on January 1, 2022 with a corresponding increase in warranty and general liability insurance receivables.

(2) The provision amount for the year ended December 31, 2022 includes $ 3.8 million associated with Hanover, which we acquired on January 18, 2022.

9. Notes and Other Debts Payable, net

Amounts outstanding under notes and other debts payable, net consist of the following:

		December 31,		
		2023		**2022**
		(dollars in thousands)		
Senior notes	$	250,000	$	—
Discount and deferred loan costs		(13,857)		—
Senior notes, net	$	236,143	$	—

	December 31,			
	2023		**2022**	
	(dollars in thousands)			
Line of credit facility	$	315,000	$	514,300
Deferred loan costs		(7,369)		(8,878)
Line of credit facility, net	$	307,631	$	505,422

In October 2021, the Company entered into a credit agreement (the "Credit Agreement") to access a line of credit facility. The Credit Agreement provides for a senior unsecured revolving credit facility of up to $675.0 million of which there was $315.0 million outstanding as of December 31, 2023. The Company may increase the borrowing capacity up to $850.0 million, under certain conditions. Funds available under the Credit Agreement are subject to a borrowing base requirement which is calculated on specified percentages of our real estate inventories. Borrowings under the Credit Agreement bear interest at SOFR plus 3.35% or Prime Rate (as defined by the Credit Agreement) plus 2.75%. The interest rate includes a floor of 3.85%. The Credit Agreement was modified three times in 2022, which resulted in an increase in the borrowing commitment from $585.0 million to $675.0 million, the replacement of LIBOR with SOFR as an index rate, and an extension of the maturity date to October 2025. As of December 31, 2023, the interest rate on the loan was 8.70%. In July 2023, the Credit Agreement was modified to extend the maturity date and now matures in October 2026.

In July 2023, the Company entered into a new senior unsecured note (the "Note Purchase Agreement"). The Note Purchase Agreement provided for the private placement of $250.0 million aggregate principal amount of 11.0% senior notes (the "Senior Notes") that mature in July 2028. The Company received the proceeds, net of discount and fees, in July 2023.

In addition, the Company previously had one project-specific construction loan. In April 2022, the construction loan was repaid in full with proceeds from borrowings under the Credit Agreement. In connection with this payoff, the Company incurred $2.5 million of debt extinguishment fees which are included in other income, net, in the consolidated statements of operations during the year ended December 31, 2022.

The Credit Agreement and Note Purchase Agreement contain certain financial covenants, such as requirements for the Company to maintain a minimum liquidity balance, minimum tangible net worth, and leverage and interest coverage ratios. As of December 31, 2023, the Company was in compliance with all financial covenants.

The aggregate maturities of the principal balances of the notes and other debts payable subsequent to December 31, 2023 are as follows *(dollars in thousands)*:

2024	$	—
2025		—
2026		315,000
2027		—
2028		250,000
Thereafter		—
	$	565,000

10. Commitments and Contingencies

Legal—The Company is currently involved in various legal actions and proceedings that arise from time to time and may be subject to similar or other legal and/or regulatory actions in the future. The Company is currently unable to estimate the likelihood of an unfavorable result in any such proceeding that could have a material adverse effect on the Company's results of operations, financial position, or liquidity.

In the fourth quarter of 2021, certain insurers paid $14.9 million on behalf of the Company and others to settle a wrongful death suit. The insurers contend they are entitled to seek reimbursement from the Company for some or all of such amounts, which the Company disputes. During October 2023, one of the insurers filed a lawsuit seeking reimbursement; however, at this time the Company is unable to determine the outcome of the insurers' claims against the Company or any potential damages associated therewith.

Performance Obligations—In the ordinary course of business, and as part of the entitlement and development process, the Company's subsidiaries are required to provide performance bonds to assure completion of certain public facilities. The Company had $109.3 million and $114.9 million of performance bonds outstanding at December 31, 2023 and 2022, respectively.

Land Purchase Contracts—The Company enters into land purchase contracts to acquire land for the construction of homes. Under these contracts, the Company will fund a stated deposit in consideration for the right, but not the obligation, to purchase land at a future point in time with predetermined terms. Under the terms of some of the purchase contracts, the deposits are not refundable in the event the Company elects to terminate the contract. Land purchase contract deposits and capitalized pre-acquisition costs are expensed when the Company believes it is probable that it will not acquire the property under contract and will not be able to recover those costs through other means.

As of December 31, 2023, the Company had total deposits of $96.2 million, of which $1.0 million are refundable, related to contracts to purchase land and lots with a total remaining purchase price of approximately $663.1 million, net of deposits. As of December 31, 2022, the Company had total deposits of $$98.4 million, of which $0.8 million was refundable, related to contracts to purchase land and lots with a total remaining purchase price of approximately $620.2 million, net of deposits. The majority of land and lots under contract are currently expected to be purchased within the next four years.

Operating Leases—The Company primarily enters into operating leases for the right to use office space, model homes, and computer and office equipment, which have remaining lease terms that range from 1 to 8 years and often include one or more options to renew. During the year ended December 2021, the Company sold model homes and immediately leased these models back for up to two years. Certain of these model homes were not complete at the time of sale. All of the leases from the sale-leasebacks are accounted for as operating leases and are reflected as part of the Company's right-of-use assets and lease liabilities in the accompanying consolidated balance sheets. Certain of these sales were to a related party; refer to *Note 11 – Related Party Transactions* for further detail. The weighted average remaining lease term as of December 31, 2023 and 2022 was 5.7 years and 5.7 years, respectively. Renewal terms are included in the lease term when it is reasonably certain the option will be exercised.

The Company established a right-of-use asset and a lease liability based on the present value of future minimum lease payments at the commencement date of the lease or, if subsequently modified, the date of modification for active leases. As the rate implicit in each lease is not readily determinable, the Company's incremental borrowing rate is used in determining the present value of future minimum payments as of the commencement date. The weighted average rate as of December 31, 2023 and 2022 was 5.5% and 4.6%, respectively. Lease components and non-lease components are accounted for as a single lease component. As of December 31, 2023, the Company had $11.9 million and $13.1 million recognized as a right-of-use asset and lease liability, respectively, which are presented on the consolidated balance sheets within other assets and accrued expenses and other liabilities, respectively. As of December 31, 2022, the Company had $15.6 million and $16.4 million recognized as a right-of-use asset and lease liability, respectively.

Operating lease expense for the years ended December 31, 2023, 2022, and 2021 was $3.9 million, $2.2 million, and $1.9 million, respectively, and is included in general and administrative expense on the consolidated statements of operations.

Future minimum payments under the non-cancelable operating leases in effect at December 31, 2023 were as follows *(dollars in thousands)*:

2024	$	3,307
2025		2,652
2026		2,332
2027		2,101
2028		1,695
Thereafter		3,043
Total lease payments		15,130
Less: Discount		(2,060)
Present value of lease liabilities	$	13,070

11. Related Party Transactions

The Company continues to pay for certain costs on behalf of Landsea Holdings, the Company's majority stockholder. The Company records a due from affiliate balance for all such payments. As of December 31, 2023 and 2022, the Company had a net receivable due from affiliates of $3.5 million and $2.9 million, respectively.

In August 2023, the Company repurchased from the underwriters, at the public offering price of $9.75 per share, 800,000 shares of common stock that were sold by Green Investment Alpha Limited, a beneficial owner of the Company, in a registered secondary offering, for a total purchase price of $7.8 million. Green Investment Alpha Limited no longer qualifies as a related party upon the completion of the sale.

In June 2023, the Company repurchased from the underwriters, at the public offering price of $7.50 per share, 443,478 shares of common stock that were sold by Landsea Holdings in a registered secondary offering, for a total purchase price of $3.3 million.

During the year ended December 31, 2022, the Company sold one home to an officer of the Company and one home to a family member of a significant shareholder of the Company. The Company recognized home sales revenue of $4.0 million and costs of sales of $3.5 million from these transactions.

In June 2022, the Company entered into two transactions with Landsea Holdings. On June 1, 2022, the Board of Directors authorized the Company to buy back 4.4 million shares of common stock held by Landsea Holdings. The Company paid $30.0 million at a price of $6.82 per share, a discount of 5% compared to the closing price on May 31, 2022 of $7.18. Additionally, the Company repurchased all 5.5 million outstanding Private Placement Warrants, of which Landsea Holdings held 2.2 million. The Company paid Landsea Holdings $6.6 million at $3.00 per Private Placement Warrant. In addition, 2.8 million of the repurchased Private Placement Warrants were held by Level Field Capital, LLC, a related party that is controlled by a member of the Company's Board of Directors. The Company paid Level Field Capital, LLC $8.4 million at $3.00 per Private Placement Warrant. The Company's common stock and Warrants are discussed further in *Note 16 – Stockholders' Equity*.

In June 2022, Landsea Capital Fund, who is under common control with the Company, contributed $55.0 million to the LCF JV. The LCF JV, which is consolidated by the Company, used these proceeds to purchase undeveloped land from the Company. The Company distributed $22.3 million and $4.0 million to Landsea Capital Fund during the years ended December 31, 2023 and 2022, respectively. All intercompany transactions between the Company and the LCF JV have been eliminated upon consolidation.

In December 2021, the Company sold model homes to a related party for total consideration of $15.2 million. Construction of certain of these model homes was not complete at the time of sale. The Company recognized lot sales and other revenue of $1.2 million and $3.2 million during the years ended December 31, 2022 and 2021, respectively, related to the model homes still under construction on the date of sale. Corresponding lot and other cost of sales of $1.3 million and $3.0 million was also recognized during the same periods, respectively. No lot sales and other revenue or corresponding cost of sales was recognized on these model homes during the year ended December 31, 2023. The Company recognized home sales revenue of $10.8 million and corresponding home cost of sales of $8.8 million during the year ended December 31, 2021 related to the completed model homes on the date of sale. No home sales revenue or corresponding cost of sales was recognized on these model homes during the years ended December 31, 2023 and 2022. As part of this transaction, the Company leased back these models. The total amount of rent payments made during the years ended December 31, 2023 and 2022 was $0.8 million and $0.8 million, respectively. No rent payments were made during the year ended December 31, 2021. The right-of-use asset and lease liability balances associated with these leases is $0.5 million and $0.5 million, respectively, as of December 31, 2023 and $1.3 million and $1.3 million, respectively, as of December 31, 2022.

In July 2021, the Company entered into a landbank agreement for a project in its California segment with a related party. The Company will make regular payments to the related party based on an annualized rate of 7% of the undeveloped land costs while the land is developed and may purchase, at the Company's discretion, the lots at a predetermined price of $28.9 million. The total amount of interest payments made during the years ended December 31, 2023, 2022, and 2021 was $0.6 million, $1.0 million, and $0.4 million, respectively. During the years ended December 31, 2023, and 2022, payments of $11.4 million and $11.4 million have been made to purchase developed lots from the related party. No payments were made to purchase developed lots from the related party during the year ended December 31, 2021. Capitalized interest included in real estate inventories on the consolidated balance sheets associated with this transaction was $1.0 million and $0.8 million as of December 31, 2023, and 2022, respectively. Previously capitalized related party interest included in cost of sales during the years ended December 31, 2023 and 2022 was $1.4 million and

$0.2 million, respectively. There was no previously capitalized related party interest included in cost of sales during the year ended December 31, 2021.

In connection with the Merger, we transferred a deferred tax asset ("DTA") to Landsea Holdings of $12.1 million. The DTA represented the deferred tax on interest expensed through cost of sales from a related party loan that remained with Landsea Holdings after the Merger.

Landsea Holdings holds a series of notes payable to affiliated entities of its parent. The cash Landsea Holdings received from this debt was previously utilized to partially fund operations of the Company. Related party interest incurred by Landsea Holdings was historically pushed down to the Company and reflected on the consolidated balance sheets of the Company, primarily in real estate inventories, and on the consolidated statements of operations in cost of sales. Refer to *Note 6 – Capitalized Interest* for further detail. As the Company did not guarantee the notes payable nor have any obligations to repay the notes payable, and as the notes payable were not assigned to the Company, the notes payable do not represent a liability of the Company and accordingly have not been reflected in the consolidated balance sheets. Additionally, in connection with the Merger, the Company is precluded from repaying Landsea Holdings' notes payable to the affiliated entities of its parent. Therefore, beginning January 7, 2021, additional interest from these notes payable is no longer pushed down to the Company. Capitalized interest included in real estate inventories on the consolidated balance sheets associated with this transaction was $0.4 million and $2.2 million as of December 31, 2023 and 2022, respectively. Previously capitalized related party interest included in cost of sales during the years ended December 31, 2023, 2022, and 2021, was $1.7 million, $5.0 million, and $12.9 million, respectively.

12. Income Taxes

The provision for income taxes are as follows:

	Year Ended December 31,		
	2023	2022	2021
	(dollars in thousands)		
Current:			
Federal	$ 12,418	$ 22,350	$ 11,507
State	4,394	9,350	5,314
Current tax provision	16,812	31,700	16,821
Deferred:			
Federal	(3,967)	(4,681)	(2,425)
State	(950)	(1,619)	(401)
Deferred tax benefit	(4,917)	(6,300)	(2,826)
Total income tax provision, net	$ 11,895	$ 25,400	$ 13,995

The provision for income taxes varies from the U.S. federal statutory rate. The following reconciliation shows the significant differences in the tax at statutory and effective rates:

	Year Ended December 31,		
	2023	**2022**	**2021**
Federal income tax expense	21.0 %	21.0 %	21.0 %
State income tax expense, net of federal tax effect	5.6	6.4	5.6
162(m) limitation	1.9	1.0	(1.3)
PPP loan	—	—	1.8
Fair market value of warrant	—	1.5	(0.7)
Noncontrolling interest	(1.8)	(0.5)	—
Energy efficient home credits	(1.4)	(3.6)	(6.2)
Other permanent differences	0.4	—	0.1
Return to provision adjustment	(0.4)	(0.7)	0.4
Rate change	1.0	(0.1)	0.1
Change of valuation allowance	—	(0.1)	0.2
Other	0.4	0.2	—
Effective tax rate	26.7 %	25.1 %	21.0 %

The difference between the statutory tax rate and the effective tax rate for the year ended December 31, 2023 is primarily related to state income taxes net of federal income tax benefits, estimated deduction limitations for executive compensation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), and tax credits for energy-efficient homes. The difference between the statutory tax rate and the effective tax rate for the year ended December 31, 2022, is primarily related to state income taxes net of federal income tax benefits, estimated deduction limitations for executive compensation under Section 162(m) of the Code, and the fair value adjustment of the Private Placement Warrants, offset by the energy-efficient home credit. The difference between the statutory tax rate and the effective tax rate for the year ended December 31, 2021 is primarily related to state income taxes net of federal income tax benefits and the energy-efficient home credits. At December 31, 2023, 2022 and 2021, the Company did not have any gross uncertain tax positions or unrecognized tax benefits, and did not require an accrual for interest or penalties. The Company files income tax returns in the U.S. federal jurisdiction and in the states of Arizona, California, Colorado, Florida, Massachusetts, New Jersey, New York, and Texas.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The tax effects of significant temporary differences that give rise to the deferred tax assets, net of deferred tax liabilities, are as follows:

	December 31,	
	2023	**2022**
	(dollars in thousands)	
Deferred tax assets		
Accrued expenses	$ 16,519	$ 14,279
Lease liability	3,371	4,384
State tax liability	963	1,963
Allowances, reserves, and other	244	—
Stock compensation	948	1,009
UNICAP	6,967	4,489
Goodwill and intangibles	—	331
Basis difference in investments	2,699	499
Deferred tax asset	31,711	26,954
Deferred tax liabilities		
Right-of-use asset	(3,061)	(4,160)
Basis difference in fixed assets and intangible assets	(3,097)	(1,990)
Warranty receivables	(7,067)	(7,235)
Deferred tax liability	(13,225)	(13,385)
Net deferred tax asset	$ 18,486	$ 13,569

Based on the Company's policy on deferred tax valuation allowances as discussed in *Note 2 – Summary of Significant Accounting Policies* and its analysis of positive and negative evidence, management believed that there was enough evidence, including cumulative income over the past three years and projections of future taxable income, for the Company to conclude that it was more likely than not that it would realize all of its deferred tax assets as of December 31, 2023.

At December 31, 2023, the Company did not have any federal or state NOL carryforwards.

The statute of limitations is three years for federal income tax purposes and four years for state income tax purposes. The Company's federal tax returns for years 2020 through 2022 and state tax returns for years 2019 through 2022 are subject to examination under statute.

The Inflation Reduction Act ("IRA") of 2022 was enacted into law on August 16, 2022. The IRA introduces a 15% corporate alternative minimum tax on average annual adjusted financial statement income for applicable corporations, and a 1% excise tax on stock repurchases made by publicly traded US corporations after December 31, 2022. The IRA also retroactively extended the federal tax credit for building new energy-efficient homes for homes delivered from January 1, 2022 through December 31, 2032. For homes delivered in 2023 through 2032, the credit amount is up to $5,000 based on the applicable program and program requirements under which the home was built (i.e. Energy Star or Zero Energy Ready Home). The federal energy tax credits were recognized for the year ended December 31, 2023. There were no other material effects of the IRA on the Company's consolidated financial statements.

13.   Segment Reporting

The Company is engaged in the acquisition, development, and sale of homes and lots in multiple states across the country. The Company is managed by geographic location and each of the six geographic regions targets a wide range of buyer profiles including: first-time, move-up, and luxury homebuyers.

Management of the six geographic regions report to the Company's CODMs, the Chief Executive Officer and Chief Operating Officer of the Company. The CODMs review the results of operations, including total revenue and pretax income (loss) to

assess profitability and to allocate resources. Accordingly, the Company has presented its operations for the followingsix reportable segments:

- Arizona
- California
- Colorado
- Florida
- Metro New York
- Texas

The Company has also identified the Corporate operations as a non-operating segment, as it serves to support the homebuilding operations through functional departments such as executive, finance, treasury, human resources, accounting, and legal. The majority of the corporate personnel and resources are primarily dedicated to activities relating to operations and are allocated based on each segment's respective percentage of assets, revenue, and dedicated personnel.

The following table summarizes total revenue and pretax income (loss) by segment:

		Year Ended December 31,				
		2023		2022		2021
		(dollars in thousands)				
Revenue						
Arizona	$	288,552	$	317,160	$	340,767
California		439,939		503,832		557,182
Colorado		7,410		—		—
Florida		468,210		474,779		93,632
Metro New York [1]		1,649		111,423		—
Texas		4,187		39,255		31,723
Total	$	1,209,947	$	1,446,449	$	1,023,304
Pretax income (loss)						
Arizona	$	6,097	$	18,232	$	25,681
California		29,562		94,213		61,073
Colorado		(1,404)		—		—
Florida		37,621		20,798		(492)
Metro New York [1]		(2,790)		(520)		(2,154)
Texas		(5,990)		(158)		(439)
Corporate		(18,551)		(31,500)		(16,939)
Total	$	44,545	$	101,065	$	66,730

(1) The Metro New York reportable segment did not generate any revenue during the year ended December 31, 2021. Included in the segment's pretax loss is $ 1.3 million of income from unconsolidated joint ventures for the year ended December 31, 2021.

The following table summarizes total assets by segment:

		December 31,		
		2023		**2022**
		(dollars in thousands)		
Assets				
Arizona	$	336,424	$	357,788
California		479,218		513,549
Colorado		27,240		—
Florida		425,154		422,045
Metro New York		42,047		45,277
Texas		60,255		26,923
Corporate		100,894		74,914
Total	$	1,471,232	$	1,440,496

Included in the Corporate segment assets is cash and cash equivalents of $65.2 million and $40.3 million as of December 31, 2023 and 2022, respectively.

As of both December 31, 2023 and December 31, 2022, goodwill of $47.9 million and $20.7 million was allocated to the Florida and Arizona segments, respectively.

14. Fair Value

ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and requires assets and liabilities carried at fair value to be classified and disclosed in the following three categories:

Level 1 — Quoted prices for identical instruments in active markets.

Level 2 — Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are inactive; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets at measurement date.

Level 3 — Valuations derived from techniques where one or more significant inputs or significant value drivers are unobservable in active markets at measurement date.

The following table presents carrying values and estimated fair values of financial instruments:

	Hierarchy	December 31, 2023			December 31, 2022		
		Carrying		**Fair Value**	**Carrying**		**Fair Value**
		(dollars in thousands)					
Liabilities:							
Senior notes	Level 2	$	250,000	$ 257,500	$	—	$ —
Line of credit facilities [(1)]	Level 2	$	315,000	$ 315,000	$	514,300	$ 514,300

(1) Carrying amount approximates fair value due to the variable interest rate terms of these loans. Carrying value excludes any associated deferred loan costs.

The carrying values of receivables, deposits, and other assets as well as accounts payable and accrued liabilities approximate the fair value for these financial instruments based upon an evaluation of the underlying characteristics, market data and because of the short period of time between origination of the instruments and their expected realization. The fair value of cash and cash equivalents is classified in Level 1 of the fair value hierarchy.

Non-financial assets such as real estate inventories and goodwill are measured at fair value on a nonrecurring basis using a discounted cash flow approach with Level 3 inputs within the fair value hierarchy. This measurement is performed when events and circumstances indicate the asset's carrying value is not fully recoverable. During the year ended December 31, 2023, it was determined that real estate inventories with a carrying value of $24.1 million within one community in our California segment was not expected to be fully recoverable. Accordingly, we recognized real estate inventories impairment charges of an aggregate $ 4.7 million to reflect the estimated fair value of the community of $19.4 million. Refer to *Note 5 – Real Estate Inventories* for additional information. During the years ended December 31, 2022 and 2021, none of the Company's real estate inventories or goodwill required impairment.

Prior to being purchased by the Company in June 2022, the Private Placement Warrants were historically measured at fair value on a recurring basis using a Black-Scholes option pricing model. The following table reconciles the beginning and ending balances for the Level 3 recurring fair value measurements during the periods presented:

	December 31,	
	2023	2022
	(dollars in thousands)	
Warrant liability		
Beginning balance	$ —	$ 9,185
Changes in fair value	—	7,315
Repurchases of warrants	—	(16,500)
Ending balance	$ —	$ —

15. Stock-Based Compensation

The Company adopted the Landsea Homes Corporation 2020 Stock Incentive Plan (the "Plan") which provides for the grant of options, stock appreciation rights, restricted stock units ("RSUs"), and restricted stock, any of which may be performance-based, as determined by the Company's Compensation Committee. The Company reserved a total of 6.0 million shares of common stock for issuance under the Plan. As of December 31, 2023, approximately 3.3 million shares of common stock remained available for issuance under the Plan.

In 2021, the Company granted long term performance share unit awards ("PSUs") to certain executives under the Plan. The PSUs are earned based upon the Company's performance over three years, measured by adjusted earnings per share ("EPS") over fiscal years 2021, 2022 and 2023. Each award is conditioned upon the Company achieving adjusted EPS targets over these performance periods. Target awards of 100% will be earned if the Company's adjusted EPS meets set thresholds in each of the performance periods. If adjusted EPS is below or above the target thresholds by defined amounts, an award may still be earned in a range between 50%-200% of the target.

In 2022, the Company granted long term PSUs to certain executives under the Plan. The PSUs are earned based upon the Company's performance over three or five years, measured by cumulative revenue and return on equity ("ROE") over fiscal years 2022-2024, and in some cases, 2022-2026. Each award is conditioned upon the Company achieving cumulative revenue and ROE targets over these performance periods. Target awards of 100% will be earned if the Company's cumulative revenue and ROE meet set thresholds in each of the performance periods. If cumulative revenue and ROE is below or above the target thresholds by defined amounts, an award may still be earned in a range between 50%-400% of the target with amounts greater than 200% of the target paid in cash.

In 2023, the Company granted long term PSUs to certain executives under the Plan. The PSUs are earned based upon the Company's performance over three years measured by cumulative revenue and average adjusted ROE over fiscal years 2023-2025. Each award is conditioned upon the Company achieving cumulative revenue and average adjusted ROE targets over these performance periods. Target awards of 100% will be earned if the Company's cumulative revenue and ROE meet set thresholds in each of the performance periods. If cumulative revenue and average adjusted ROE is below or above the target thresholds by defined amounts, an award may still be earned in a range between 50%-200% of the target.

The following table presents a summary of the Company's nonvested PSUs and RSUs as of December 31, 2023 and 2022 and changes during the years then ended:

	Year Ended December 31,			
	2023		2022	
	Awards	Weighted Average Grant Date Fair Value	Awards	Weighted Average Grant Date Fair Value
	(in thousands, except fair value amounts)			
Nonvested, beginning of the year	1,625	$ 8.82	768	$ 9.43
Granted	298	8.28	1,135	8.48
Vested	(375)	8.68	(278)	9.19
Forfeited	(60)	9.02	—	—
Nonvested, end of the year	1,488	$ 8.74	1,625	$ 8.82

Most awards vest ratably over three to five years; however, some have been granted with different vesting schedules. The Company records actual forfeitures related to nonvested awards upon employee terminations.

The following table presents a summary of the Company's stock options activity for the year ended December 31, 2023:

	Number of Shares	Weighted Average Exercise Price per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		*(in years)*	*(in thousands)*
Options outstanding at December 31, 2022	684	$ 8.82		
Granted	228	6.46		
Exercised	(4)	8.83		
Forfeited	(222)	8.68		
Expired	(2)	8.83		
Options outstanding at December 31, 2023	684	$ 8.08	8.45	$ 3,462
Options exercisable at December 31, 2023	316	$ 8.82	8.05	$ 1,364

Stock-based compensation expense totaled $3.1 million, $3.6 million, and $5.8 million during the years ended December 31, 2023, 2022, and 2021, respectively, and is included in general and administrative expenses on the consolidated statements of operations. The total intrinsic value of options exercised during the year ended December 31, 2023, was less than $0.1 million. No options were exercised during the years ended December 31, 2022 and 2021.

The following table presents a summary of the Company's outstanding RSUs and PSUs, assuming the current estimated level of performance achievement:

	December 31, 2023
	(in thousands, except period)
Unvested units	1,488
Remaining cost on unvested units	$ 2,017
Remaining vesting period	3.00 years

Stock-based compensation expense associated with the outstanding RSUs and PSUs is measured using the grant date fair value which is based on the closing price as of the grant date. The expense associated with the PSUs also incorporates the estimated achievement of the established performance criteria at the end of each reporting period until the performance period ends.

During 2018, Landsea Holdings created a long-term incentive compensation program to enable key employees to participate in the Company's future growth through the issuance of phantom equity awards. In connection with the Merger, all of the phantom equity awards vested and were either paid out in cash or were converted to stock of Landsea Homes and the program was terminated.

The Company recorded $2.7 million in general and administrative expenses during the year ended December 31, 2021 related to the accelerated vesting of the phantom awards. The Company paid cash of $2.9 million for the phantom stock awards and granted 0.2 million shares with a grant date value of $1.9 million at the time of the Merger.

16. Stockholders' Equity

The Company's authorized capital stock consists of 500.0 million shares of common stock with a par value of $0.0001 per share, and 50.0 million shares of preferred stock with a par value of $0.0001 per share. As of December 31, 2023, there were 41.4 million shares of common stock issued and 36.5 million outstanding, and no shares of preferred stock outstanding. All outstanding shares of common stock are validly issued, fully paid, and nonassessable.

On January 7, 2021, the Merger was consummated pursuant to the Merger Agreement. Prior to the Merger, LF Capital was authorized to issue, and had outstanding, two classes of common shares, Class A common stock and Class B common stock. Upon the consummation of the Merger, all issued and outstanding shares of Class B common stock converted to shares of Class A. Public stockholders were offered the opportunity to redeem, upon closing of the Merger, shares of Class A common stock for cash. Following the Merger, the Company's equity was retroactively adjusted to reflect the 32.6 million shares of common stock issued to Landsea Holdings.

Stock Repurchases

In January 2022, the Board of Directors authorized a stock repurchase program. The program allowed for the repurchase of up to $30.0 million worth of common stock, inclusive of associated fees. The authorization to effect stock repurchases expired on June 30, 2022, with no remaining capacity to repurchase common stock. In April 2022, the Board of Directors authorized an extension of the stock repurchase program for an additional $10.0 million of capacity to repurchase common stock, with an expiration of December 31, 2022. In June 2022, the Board of Directors authorized a repurchase of 4,398,826 shares of our common stock directly from the Company's majority shareholder for $30.0 million, or a per-share price of $6.82.

During the year ended December 31, 2022 the Company repurchased 5,625,352 shares of common stock for a total of $40.3 million, which was recorded as a reduction to additional paid-in capital. A portion of these shares were repurchased directly from the Company's majority shareholder. Refer to *Note 11 – Related Party Transactions* for additional information. The remaining authorization of $9.7 million expired unused as of December 31, 2022.

In March 2023, the Board of Directors authorized a stock repurchase program allowing for the repurchase of up to $10.0 million worth of common stock with an expiration of December 31, 2023. In July 2023, the Board of Directors authorized additional capacity of approximately $3.3 million, with an expiration date of December 31, 2023, and an additional $10.0 million with no stated expiration date. In October 2023, the Board of Directors authorized additional capacity of $20.0 million with no stated expiration date.

During the year ended December 31, 2023, the Company repurchased 3,635,033 shares of common stock for a total of $34.4 million, which was recorded as a reduction to additional paid-in capital. A portion of these shares were repurchased directly from the Company's majority shareholder. Refer to *Note 11 – Related Party Transactions* for additional information. As of December 31, 2023, the Company had approximately $8.9 million in remaining authorized capacity.

The timing and amount of repurchases are based on a variety of factors such as the market price of the Company's common stock, corporate and contractual requirements, market and economic conditions, and legal requirements.

The Inflation Reduction Act of 2022 included a 1% excise tax on stock repurchases, net of new stock issuances, beginning in 2023. The tax is expected to be paid annually and the Company accrues the tax during interim periods with the offset to additional paid-in capital on the consolidated balance sheet.

Warrants

As of December 31, 2023 there were 15,525,000 outstanding Warrants, consisting entirely of public warrants. At the time of the Merger, the Warrant Agreement was amended so that each public warrant is exercisable at $1.15 into one tenth share of common

stock. As part of the amendment, each holder of the public warrants received $1.85 per warrant for a total of $28.7 million paid by the Company upon closing of the Merger. The Warrants will expire five years after the completion of the Merger or earlier upon redemption or liquidation.

The Company may call the public warrants for redemption:

- in whole and not in part;
- at a price of $0.01 per warrant;
- upon a minimum of 30 days' prior written notice of redemption; and
- if, and only if, the last reported closing price of the shares equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the public warrants for redemption, management will have the option to require all holders that wish to exercise the public warrants to do so on a "cashless basis," as described in the Warrant Agreement.

The exercise price and number of common shares issuable upon exercise of the Warrants may be adjusted in certain circumstances including in the event of a share dividend, or recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuance of common shares at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the Warrants' shares. Accordingly, the Warrants may expire worthless.

In June 2022, the Company repurchased all 5.5 million outstanding Private Placement Warrants, which were exercisable at $11.50 into one share of common stock. The Company paid $16.5 million, or $3.00 per warrant, to repurchase all of the outstanding Private Placement Warrants. This amount included $6.6 million for the repurchase of 2.2 million of the Private Placement Warrants that were held by the Company's majority shareholder, Landsea Holdings, and $8.4 million to Level Field Capital, LLC, a related party, for the repurchase of 2.8 million Private Placement Warrants. Refer to *Note 11 – Related Party Transactions* for additional information. The loss recognized on the repurchase of the Private Placement Warrants is recorded as loss on remeasurement of warrant liability on the Company's consolidated statements of operations.

17. Earnings Per Share

The following table sets forth the computation of basic and diluted EPS for the years presented:

	Year Ended December 31,		
	2023	2022	2021
	(in thousands, except share and per share amounts)		
Numerator			
Net income attributable to Landsea Homes Corporation	$ 29,236	$ 73,551	$ 52,786
Less: undistributed earnings allocated to participating shares	—	(1,706)	(1,161)
Net income attributable to common stockholders	$ 29,236	$ 71,845	$ 51,625
Denominator			
Weighted average common shares outstanding - basic	38,885,003	43,052,696	46,193,166
Adjustment for weighted average participating shares outstanding	—	(1,000,000)	(994,444)
Adjusted weighted average common shares outstanding under two class method - basic	38,885,003	42,052,696	45,198,722
Dilutive effect of share-based awards [1]	191,319	146,766	51,996
Adjusted weighted average common shares outstanding under two class method - diluted	39,076,322	42,199,462	45,250,718
Earnings per share			
Basic	$ 0.75	$ 1.71	$ 1.14
Diluted	$ 0.75	$ 1.70	$ 1.14

(1)   Represents the dilutive effect of outstanding in-the-money options using the treasury stock method and shares expected to be issued under our RSU and PSU programs

The Company excluded 2.2 million, 2.1 million, and 7.1 million common stock equivalents from diluted EPS related to antidilutive warrants, options, and share-based awards during the years ended December 31, 2023, 2022, and 2021, respectively.

18.   Supplemental Disclosures of Cash Flow Information

The following table presents certain supplemental cash flow information:

	Year Ended December 31,		
	2023	2022	2021
	(dollars in thousands)		
Supplemental disclosures of cash flow information			
Interest paid, net of amounts capitalized	$ —	$ —	$ 32
Income taxes paid	$ 15,617	$ 40,367	$ 7,575
Supplemental disclosures of non-cash investing and financing activities			
Transfer of deferred tax asset to Landsea Holdings	$ —	$ —	$ 11,785
Conversion of deferred offering costs to additional paid-in-capital	$ —	$ —	$ 9,229
Change in right-of-use assets for new, modified, or terminated operating leases	$ 226	$ 7,380	$ 6,688
Cash, cash equivalents, and restricted cash reconciliation			
Cash and cash equivalents	$ 119,555	$ 123,634	$ 342,810
Restricted cash	—	—	443
Total cash, cash equivalents, and restricted cash shown in the consolidated statements of cash flows	$ 119,555	$ 123,634	$ 343,253

19. **Subsequent Events**

During January 2024, the Company entered into a Membership Interest Purchase Agreement (the "Membership Interest Purchase Agreement") with Antares Acquisition, LLC ("Antares"), a Texas-based homebuilder, and the sellers named therein, to acquire all of the outstanding membership interests of Antares for an aggregate cash purchase price of $185.0 million, exclusive of the repayment of Antares debt and subject to certain post-closing adjustments, as further described in the Membership Interest Purchase Agreement (the "Antares Acquisition"). The Membership Interest Purchase Agreement was amended in February 2024 (the "Amendment") to, among other things, make certain adjustments to the Antares Acquisition's outside date. The foregoing descriptions of the Membership Interest Purchase Agreement and the Amendment are not complete and are qualified in their entirety by reference to the full text of each of the Membership Interest Purchase Agreement and the Amendment, which are attached to this Annual Report as Exhibits 10.14 and 10.15, respectively, and are incorporated herein by reference.

The Company expects to fund the Antares Acquisition with a combination of cash on hand and borrowings under the Company's line of credit facility. The Company has paid total deposits of $20.5 million for the Antares Acquisition. The Company is targeting to close on the Antares Acquisition during the second quarter of 2024, subject to customary closing conditions.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain a system of disclosure controls and procedures (as such term is defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed by us in our reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Management, under the supervision of the Company's Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the Company's disclosure controls and procedures as of December 31, 2023 (the "Evaluation Date"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that as of the Evaluation Date, the Company's disclosure controls and procedures were effective at the reasonable assurance level.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.

Management's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our Chief Executive Officer and our Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of December 31, 2023. In making this assessment, management used the criteria described in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Deloitte & Touche LLP, our independent registered public accounting firm, has audited the effectiveness of the Company's internal control over financial reporting as of December 31, 2023, as stated in their report, which appears below within this Annual Report on Form 10-K.

Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Landsea Homes Corporation

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Landsea Homes Corporation and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2023, of the Company and our report dated February 29, 2024, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California

February 29, 2024

Item 9B. Other Information

During the quarter ended December 31, 2023, no director or Section 16 officeradopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as those terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required in response to this Item has been omitted and will be incorporated herein by reference, when filed, to the corresponding information contained in our proxy statement for the 2024 Annual Meeting of Shareholders to be filed with the Securities and Exchange Commission not later than 120 days after the end of the fiscal year covered by this report pursuant to Regulation 14A under the Exchange Act (the "Proxy Statement"). The information called for by Item 10 will be included in the sections captioned "Director Nominees," "Corporate Governance," "Information About Our Executive Officers," and "Beneficial Ownership of Securities" included in our Proxy Statement.

We have adopted a Code of Business Conduct and Ethics (the "Code") that applies to all of our directors, officers and employees, including our principal executive, principal financial and principal accounting officers, or persons performing similar functions. Our Code is posted on our website located at http://www.landseahomes.com. We intend to disclose future amendments to certain provisions of the Code, and waivers of the Code granted to executive officers and directors, on the website within four business days following the date of the amendment or waiver.

Item 11. Executive Compensation

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, to the corresponding information contained in our Proxy Statement. The information called for by Item 11 will be included in the sections captioned "Executive Compensation," "Director Compensation," and "Compensation Committee Interlocks and Insider Participation" included in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, to the corresponding information contained in our Proxy Statement. The information called for by Item 12 will be included in the sections captioned "Equity Compensation Plan Information" and "Beneficial Ownership of Securities" included in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, to the corresponding information contained in our Proxy Statement. The information called for by Item 13 will be included in the sections captioned "Certain Relationships and Related Party Transactions" and "Director Independence" included in our Proxy Statement.

Item 14. Principal Accountant Fees and Services

Information required to be set forth hereunder has been omitted and will be incorporated by reference, when filed, to the corresponding information contained in our Proxy Statement. The information called for by Item 14 will be included in the sections captioned "Independent Public Accountant" and "Pre-Approval Policy" included in our Proxy Statement.

Item 15. Exhibits and Financial Statement Schedules

(a) The following documents are filed as a part of this Annual Report:

    1. Index to Consolidated Financial Statements

        Reports of Independent Registered Public Accounting Firms (PCAOB IDs: 34 and 238)

        Balance Sheets as of December 31, 2023 and 2022

        Statements of Operations for the years ended December 31, 2023, 2022, and 2021

        Statements of Equity for the years ended December 31, 2023, 2022, and 2021

        Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021

        Notes to Consolidated Financial Statements

    2. Financial Statement Schedules

        All schedules have been omitted because the required information is included in the consolidated financial statements or the notes thereto, or because it is not required.

    3. Exhibits

        See exhibits listed under Part (b) below.

(b) Exhibits

Exhibit Number	Exhibit Description
2.1+	Merger Agreement, dated August 31, 2020, by and among LF Capital Acquisition Corp., LFCA Merger Sub, Inc., Landsea Homes Incorporated and Landsea Holdings Corporation (incorporated by reference to Exhibit 2.1 to the Company's Current Report on Form 8-K filed with the SEC on August 31, 2020)
3.1	Second Amended and Restated Certificate of Incorporation of Landsea Homes Corporation (incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on January 13, 2021)
3.2	Second Amended and Restated Bylaws of Landsea Homes Corporation (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on January 13, 2021)
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2020)
4.2	Specimen Warrant Certificate (incorporated by reference to Exhibit 4.3 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2020)
4.3	Warrant Agreement, dated June 19, 2018, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Company's Annual Report on Form 10-K filed with the SEC on February 24, 2020)
4.4	First Amendment to the Warrant Agreement, dated January 7, 2021, by and between the Company and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Company's Current Report on Form 8-K filed with the SEC on January 13, 2021)
4.5*	Description of the Registrant's Securities
10.1	Amended and Restated Stockholder's Agreement, by and between the Company and Landsea Holdings Corporation, dated June 13, 2023 (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on June 14, 2023)

10.2	Trademark License Agreement, by and among Landsea Homes Corporation and certain of its subsidiaries set forth on Exhibit A thereto and Landsea Group Co., Ltd., dated January 7, 2021 (incorporated by reference to Exhibit 10.6 to the Company's Current Report on Form 8-K filed with the SEC on January 13, 2021)
10.3	First Amendment, dated June 30, 2022, to Trademark License Agreement, by and among Landsea Homes Corporation, on behalf of itself and certain of its subsidiaries set forth on Exhibit A thereto and Landsea Group Co., Ltd., dated January 7, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 6, 2022)
10.4	Credit Agreement, dated October 6, 2021, by and among Landsea Homes Corporation, as borrower, Western Alliance Bank as administrative agent, Western Alliance Bank and BofA Securities, Inc., as joint lead arrangers and joint bookrunners, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 7, 2021)
10.5	First Amendment Agreement, dated November 30, 2021, by and among Landsea Homes Corporation, as borrower, the subsidiaries of Landsea Homes Corporation party thereto, Western Alliance Bank as administrative agent, Western Alliance Bank, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on December 2, 2021)
10.6	Second Amendment Agreement, effective as of December 31, 2021, by and among Landsea Homes Corporation, as borrower, the other loan parties party thereto, Western Alliance Bank as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 20, 2022)
10.7	Third Amendment Agreement, dated April 13, 2022, by and among Landsea Homes Corporation, as borrower, the other loan parties party thereto, Western Alliance Bank as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on April 20, 2022)
10.8	Fourth Amendment Agreement, dated June 30, 2022, by and among Landsea Homes Corporation, as borrower, the other loan parties party thereto, Western Alliance Bank as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 5, 2022)
10.9	Fifth Amendment Agreement, dated September 30, 2022, by and among Landsea Homes Corporation, as borrower, the other loan parties party thereto, Western Alliance Bank as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on October 3, 2022)
10.10	Sixth Amendment Agreement, dated December 29, 2022, by and among Landsea Homes Corporation, as borrower, the other loan parties party thereto, Western Alliance Bank as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 3, 2023)
10.11	Seventh Amendment Agreement, dated July 31, 2023, by and among the Company, as borrower, the other loan parties party thereto, Western Alliance Bank as administrative agent, and the lender parties thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on August 1, 2023)
10.12	Note Purchase Agreement, dated as of July 17, 2023, by and among the Company, U.S. Bank Trust Company, National Association, as the agent, and the purchasers named therein (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on July 18, 2023)
10.13+	Membership Interest Purchase Agreement, dated January 18, 2022, by and among Landsea Homes Corporation, Landsea Homes of Florida LLC, SAM Building Partners, LLC and Edge Creek Ventures, LLC, as the sellers, and SWO Holdings Irrevocable Trust dated April 3, 2017, AJO Holdings Irrevocable Trust dated April 3, 2017, JMO Holdings Irrevocable Trust dated April 3, 2017, Stephen W. Orosz, Andrew J. Orosz, and J. Matthew Orosz. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 20, 2022)
10.14+	Membership Interest Purchase Agreement, dated January 8, 2024, by and among the Company, Antares Acquisition, LLC, and the sellers party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on January 9, 2024)
10.15	Amendment to Membership Interest Purchase Agreement, dated February 9, 2024, by and among the Company, Antares Acquisition, LLC, and the sellers party thereto (incorporated by reference to exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on February 12, 2024)

10.16	Hanover Agreement, dated January 18, 2022, by and among Landsea Homes Corporation, Landsea Homes of Florida LLC, Hanover Land Company, LLC and the other seller parties thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the SEC on January 20, 2022).
10.17^	Letter Agreement, dated June 19, 2018, by and among the Company, each of its officers, directors, and Level Field Capital, LLC (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on June 25, 2018)
10.18^	Form of LF Capital Acquisition Corp. Director and Officer Indemnity Agreement, incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company's registration statement on Form S-1 filed with the SEC on June 13, 2018)
10.19^	Employment Agreement of John Ho, by and between Landsea Holdings Corporation and John Ho, dated August 31, 2020, and assigned to and assumed by Landsea Homes Corporation on January 7, 2021 (incorporated by reference to Annex O-1-1 to the Company's Definitive Proxy Statement on Form DEF 14A filed with the SEC on November 23, 2020)
10.20^	Employment Agreement of Michael Forsum, by and between Landsea Holdings Corporation and Michael Forsum, dated August 31, 2020, and assigned to and assumed by Landsea Homes Corporation on January 7, 2021 (incorporated by reference to Annex O-2-1 to the Company's Definitive Proxy Statement on Form DEF 14A filed with the SEC on November 23, 2020)
10.21^	Executive Employment Agreement by and between Christopher Porter and Landsea Homes Corporation, dated November 15, 2021 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on November 16, 2021)
10.22^	Form of Landsea Homes Corporation Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.10 to the Company's Annual Report on Form 10-K filed with the SEC on March 12, 2021)
10.23^	Landsea Homes Corporation 2020 Stock Incentive Plan (incorporated by reference to Annex F to the Company's Definitive Proxy Statement on Form DEF 14A filed with the SEC on November 23, 2020)
10.24^	Landsea Homes Corporation Executive Cash Incentive Plan, effective as of January 1, 2021. (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the SEC on April 21, 2021)
10.25^	Form of Grant Notice for Restricted Stock Unit Award and Standard Terms and Conditions for Restricted Stock Units (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2021)
10.26^	Form of Grant Notice for Performance Share Unit Award and Standard Terms and Conditions for Performance Share Units (incorporated by reference to Exhibit 10.11 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2021)
10.27^	Form of Grant Notice for Restricted Stock Award (incorporated by reference to Exhibit 10.12 to the Company's Quarterly Report on Form 10-Q filed with the SEC on May 14, 2021)
10.28	Registration Rights Agreement, dated June 19, 2018, by and between the Company and Level Field Capital, LLC, James Erwin, Karen Wendel, Gregory P. Wilson, Multi-Strategy Master Fund Limited, BlackRock Credit Alpha Master Fund L.P and HC NCBR Fund (incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the SEC on June 25, 2018)
10.29	Investor Representation Letter, dated January 7, 2021, by Landsea Holdings Corporation (incorporated by reference to Exhibit 10.22 to the Company's Annual Report on Form 10-K filed with the SEC on March 12, 2021)
16.1	Letter from PricewaterhouseCoopers LLP dated June 7, 2022 to the Securities and Exchange Commission regarding change in certifying accountant (incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K filed with the SEC on June 7, 2022)
21.1*	List of Subsidiaries
23.1*	Consent of Deloitte & Touche LLP
23.2*	Consent of PricewaterhouseCoopers LLP
31.1*	Certification of John Ho, Chief Executive Officer of Landsea Homes Corporation, pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
31.2*	Certification of Chris Porter, Chief Financial Officer of Landsea Homes Corporation, pursuant to Rule 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934
32.1**	Certification of John Ho, Chief Executive Officer of Landsea Homes Corporation, pursuant to 18 U.S.C. Section 1350

32.2**	Certification of Chris Porter, Chief Financial Officer of Landsea Homes Corporation, pursuant to 18 U.S.C. Section 1350
97	Landsea Homes Corporation Clawback Policy
101	The following financial statements from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL: (i) Balance Sheets as of December 31, 2023 and 2022; (ii) Statements of Operations for the years ended December 31, 2023, 2022, and 2021, (iii) Statements of Equity for the years ended December 31, 2023, 2022, and 2021; (iv) Statements of Cash Flows for the years ended December 31, 2023, 2022, and 2021 and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104	The Cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL (included as Exhibit 101).

* Filed herewith.
** Furnished herewith.
^ Management contract or compensatory plan or arrangement
\+ Certain schedules to or portions of this Exhibit have been omitted in accordance with Item 601(b)(1) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of all omitted schedules to the SEC upon request.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Landsea Homes Corporation

Date: February 29, 2024   By: /s/ John Ho

John Ho
Chief Executive Officer
(Principal Executive Officer)

Date: February 29, 2024   By: /s/ Chris Porter

Chris Porter
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ John Ho John Ho	Chief Executive Officer and Director (Principal Executive Officer)	February 29, 2024
/s/ Chris Porter Chris Porter	Chief Financial Officer (Principal Financial Officer)	February 29, 2024
/s/ Dilliana Stewart Dilliana Stewart	Chief Accounting Officer and Senior Vice President of Accounting (Principal Accounting Officer)	February 29, 2024
/s/ Ming Tian Ming Tian	Chairman of the Board	February 29, 2024
/s/ Qin Zhou Qin Zhou	Director	February 29, 2024
/s/ Bruce D. Frank Bruce D. Frank	Director	February 29, 2024
/s/ Thomas Hartfield Thomas Hartfield	Director	February 29, 2024
/s/ Elias Farhat Elias Farhat	Director	February 29, 2024
/s/ Mollie Fadule Mollie Fadule	Director	February 29, 2024

Exhibit 4.5

DESCRIPTION OF SECURITIES

The following sets forth a summary of the material terms of the securities of Landsea Homes Corporation ("we," "us," "our" or the "Company"), including certain provisions of Delaware law and the material provisions of our Second Amended and Restated Certificate of Incorporation (the "Second Amended and Restated Certificate of Incorporation") and our Second Amended and Restated Bylaws (the "Second Amended and Restated Bylaws"). This summary is not intended to be a complete summary of the rights and preferences of such securities and is qualified entirely by reference to the Second Amended and Restated Certificate of Incorporation, the Second Amended and Restated Bylaws, the Warrant Agreement, dated as of June 19, 2018, by and between the Company and Continental Stock Transfer & Trust Company pursuant to which the public warrants were issued, as amended by the First Amendment to the Warrant Agreement, dated January 7, 2021 (as amended, the "Warrant Agreement") and the Amended and Restated Stockholder's Agreement, dated June 13, 2023, by and between the Company and Landsea Holdings Corporation (the "Amended and Restated Stockholder's Agreement"). You should refer to our Second Amended and Restated Certificate of Incorporation, our Second Amended and Restated Bylaws, the Warrant Agreement and the Amended and Restated Stockholder's Agreement, which are included as exhibits to the report to which this exhibit is attached, for a complete description of the rights and preferences of our securities. The summary below is also qualified by reference to the provisions of the General Corporation Law of the State of Delaware (the "DGCL"), as applicable.

Authorized and Outstanding Stock

Our Second Amended and Restated Certificate of Incorporation authorizes the issuance of 550,000,000 shares of capital stock, consisting of (i) 500,000,000 shares of Common Stock, and (ii) 50,000,000 shares of preferred stock, par value $0.0001 per share. All outstanding shares of Common Stock are validly issued, fully paid and nonassessable.

Voting Power

Except as otherwise required by law or as otherwise provided in any certificate of designation for any series of preferred stock, under our Second Amended and Restated Certificate of Incorporation, the holders of Common Stock possess all voting power for the election of our directors and all other matters requiring stockholder action and are entitled or will be entitled, as applicable, to one vote per share on matters to be voted on by stockholders. Subject to certain limited exceptions, the holders of Common Stock shall at all times vote together as one class on all matters submitted to a vote of the holders of Common Stock under the Second Amended and Restated Certificate of Incorporation.

Preemptive or Other Rights

The Second Amended and Restated Certificate of Incorporation does not provide for any preemptive, subscription or conversion rights, or other similar rights, including any redemption or sinking fund provisions. There is no liability for further calls or assessments by the Company.

Election of Directors

Under the Second Amended and Restated Certificate of Incorporation, directors are elected annually by a plurality voting standard, whereby each of our stockholders may not give more than one vote per share towards any one director nominee.

Preferred Stock

Our Second Amended and Restated Certificate of Incorporation provides that shares of preferred stock may be issued from time to time in one or more series. Our Board of Directors (the "*Board*") is authorized to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series. Our Board is able, without stockholder approval, to issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of the Common Stock and could have anti-takeover effects. The

ability of our Board to issue preferred stock without stockholder approval could have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management.

Warrants

Pursuant to the Warrant Amendment, each of our outstanding public warrants entitle the holder thereof to purchase one-tenth of one share of our Common Stock at an exercise price of $1.15 per one-tenth share ($11.50 per whole share of Common Stock). A public warrant holder may not exercise its warrants for fractional shares of Common Stock and therefore only ten warrants (or a number of warrants evenly divisible by ten) may be exercised at any given time by the public warrant holder. The warrants will expire January 7, 2026, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.

We are not obligated to deliver any shares of Common Stock pursuant to the exercise of a warrant and have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the shares of Common Stock underlying the warrants is then effective and a prospectus relating thereto is current, subject to our satisfying our obligations described below with respect to registration. No warrant is exercisable, and we are not obligated to issue shares of Common Stock upon exercise of a warrant, unless Common Stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant is not entitled to exercise such warrant and such warrant may have no value and expire worthless.

If our Common Stock is at the time of any exercise of a warrant not listed on a national securities exchange such that it satisfies the definition of a "covered security" under Section 18(b)(1) of the Securities Act, we may, at our option, require holders of public warrants who exercise their warrants to do so on a "cashless basis" in accordance with Section 3(a)(9) of the Securities Act and, in the event we so elect, we will not be required to file or maintain in effect a registration statement, but we will be required to use our best efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

We may call the warrants for redemption:

- in whole and not in part;
- at a price of $0.01 per warrant;
- upon not less than 30 days' prior written notice of redemption to each warrant holder;
- if, and only if, the reported last sale price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption to the warrant holders; and
- if and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws.

We have established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied, and we issue a notice of redemption of the warrants, each warrant holder will be entitled to exercise its warrant prior to the scheduled redemption date. However, the price of the Common Stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.

If we call the warrants for redemption as described above, our management will have the option to require any holder that wishes to exercise its warrant to do so on a "cashless basis." In determining whether to require all holders to exercise their warrants on a "cashless basis," our management will consider, among other factors, our cash position, the number of warrants that are outstanding and the dilutive effect on our stockholders of issuing the maximum number of shares of Common Stock issuable upon the exercise of our warrants. If our management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of Common Stock equal to the quotient obtained by dividing (x) the product of the number of shares of Common Stock underlying the warrants, multiplied by the excess of the "fair market value" (defined

below) over the exercise price of the warrants by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the Common Stock for the ten trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of Common Stock to be received upon exercise of the warrants, including the "fair market value" in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

A holder of a warrant may notify us in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person's affiliates), to the warrant agent's actual knowledge, would beneficially own in excess of 9.8% (or such other amount as a holder may specify) of the shares of Common Stock outstanding immediately after giving effect to such exercise.

If the number of outstanding shares of Common Stock is increased by a stock dividend payable in shares of Common Stock, or by a split-up of shares of Common Stock or other similar event, then, on the effective date of such stock dividend, split-up or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of Common Stock. A rights offering to holders of Common Stock entitling holders to purchase shares of Common Stock at a price less than the fair market value will be deemed a stock dividend of a number of shares of Common Stock equal to the product of (i) the number of shares of Common Stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Common Stock) multiplied by (ii) one minus the quotient of (x) the price per share of Common Stock paid in such rights offering divided by (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Common Stock, in determining the price payable for Common Stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Common Stock as reported during the ten trading day period ending on the trading day prior to the first date on which the shares of Common Stock trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if we, at any time while the warrants are outstanding and unexpired, pay a dividend or make a distribution in cash, securities or other assets to the holders of Common Stock on account of such shares of Common Stock (or other shares of our capital stock into which the warrants are convertible), other than (a) as described above and (b) certain cash dividends, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of Common Stock in respect of such event.

If the number of outstanding shares of our Common Stock is decreased by a consolidation, combination, reverse stock split or reclassification of shares of Common Stock or other similar event, then, on the effective date of such consolidation, combination, reverse stock split, reclassification or similar event, the number of shares of Common Stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding shares of Common Stock.

Whenever the number of shares of Common Stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of Common Stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of Common Stock so purchasable immediately thereafter.

In case of any reclassification or reorganization of the outstanding shares of Common Stock (other than those described above or that solely affects the par value of such shares of Common Stock), or in the case of any merger or consolidation of us with or into another corporation (other than a consolidation or merger in which we are the continuing corporation and that does not result in any reclassification or reorganization of our outstanding shares of Common Stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of us as an entirety or substantially as an entirety in connection with which we are dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the shares of our Common Stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of stock or other

securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Common Stock in such a transaction is payable in the form of Common Stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes value (as defined in the Warrant Agreement) of the warrant.

The warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 65% of the then outstanding public warrants to make any change that adversely affects the interests of the registered holders of public warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to us, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of Common Stock or any voting rights until they exercise their warrants and receive shares of Common Stock. After the issuance of shares of Common Stock upon exercise of the warrants, each holder will be entitled to one (1) vote for each share held of record on all matters to be voted on by stockholders.

No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, we will, upon exercise, round down to the nearest whole number of shares of Common Stock to be issued to the warrant holder.

Dividends

The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition. The payment of any cash dividends subsequent to a business combination will be within the discretion of our Board at such time.

Transfer Agent and Warrant Agent

The transfer agent for our Common Stock and warrant agent for our warrants is Continental Stock Transfer & Trust Company. We have agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent and warrant agent, its agents and each of its stockholders, directors, officers and employees against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.

Certain Anti-Takeover Provisions of Delaware Law, our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws

Provisions of the DGCL and our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws could make it more difficult to acquire the Company by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with the Board. We believe that the benefits of these provisions outweigh the disadvantages of discouraging certain takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms and enhance the ability of the Board to maximize stockholder value. However, these provisions may delay, deter or prevent a merger or acquisition of us that a stockholder might consider is in its best interest, including those attempts that might result in a premium over the prevailing market price of our Common Stock.

Business Combinations with Interested Stockholders

Our Second Amended and Restated Certificate of Incorporation provides that we are not subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with an "interested stockholder" (which includes a person or group owning 15% or more of the corporation's voting stock) for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. However, our Second Amended and Restated Certificate of Incorporation contains provisions that have a similar effect to Section 203, except that they provide that Landsea Holdings, affiliates of Landsea Holdings and their respective successors and their direct and indirect transferees will not be deemed to be "interested stockholders," so long as any such party continuously owns 15% or more of the outstanding voting stock of the Company.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our Second Amended and Restated Certificate of Incorporation provides that special meetings of the stockholders (a) may be called at any time by the Board or the Chairman of the Board; and (b) shall be called by the Chairman of the Board or the Secretary of the Company upon the written request or requests of one or more persons who beneficially own shares representing at least 25% of the voting power of the stock outstanding and entitled to vote on the matter or matters proposed to be brought before the special meeting and who comply with such procedures for calling a special meeting of stockholders as may be set forth in the Second Amended and Restated Bylaws. Our Second Amended and Restated Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of the Company.

Our Second Amended and Restated Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as director. In order for any matter to be "properly brought" before a meeting, a stockholder will have to comply with such advance notice procedures and provide us with certain information. Our Second Amended and Restated Bylaws allow the Board or the chairman of a meeting of stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if such rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer's own slate of directors or otherwise attempting to influence or obtain control of the Company.

Supermajority Voting for Amendments to Our Governing Documents

Any amendment to our Second Amended and Restated Certificate of Incorporation requires the affirmative vote of at least 70% of the voting power of the stock outstanding and entitled to vote thereon. Our Second Amended and Restated Certificate of Incorporation provides that the Board is expressly authorized to adopt, amend or repeal our bylaws and that our stockholders may amend our bylaws only with the affirmative vote of the holders at least 70% of the voting power of the stock outstanding and entitled to vote thereon.

No Cumulative Voting

The DGCL provides that a stockholder's right to vote cumulatively in the election of directors does not exist unless the certificate of incorporation specifically provides otherwise. Our Second Amended and Restated Certificate of Incorporation does not provide for cumulative voting.

Removal of Directors; Vacancies

Our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated Certificate of Bylaws provide that directors may be removed with or without cause from office at any time, by the affirmative vote of a majority of the voting power of the stock outstanding and entitled to vote thereon. In addition, our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated Certificate of Bylaws provide that any newly created directorships and any vacancies on the Board will be filled only by the affirmative vote of the majority of remaining directors. Therefore, while stockholders meeting the applicable requirements may call a special meeting for the purpose of removing directors, stockholders are not able to elect new directors to fill any resulting vacancies that may be created as a result of such a special meeting.

Stockholder Action by Written Consent

The DGCL permits any action required to be taken at any annual or special meeting of the stockholders to be taken without a meeting, without prior notice and without a vote if a consent in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated bylaws preclude stockholder action by written consent once the Company is no longer controlled by Landsea Holdings.

Limitations on Liability and Indemnification of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of officers and directors to corporations and their stockholders for monetary damages for breaches of directors' fiduciary duties. Our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws include provisions that eliminate, to the extent allowable under the DGCL, the personal liability of officers and directors for monetary damages for actions taken as an officer or a director, as the case may be. Our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws also provide that we must indemnify and advance reasonable expenses to our officers and directors to the fullest extent authorized by the DGCL. We are also expressly authorized to carry directors' and officers' insurance for our officers and directors as well as certain employees for certain liabilities.

The limitation of liability and indemnification provisions in our Second Amended and Restated Certificate of Incorporation and our Second Amended and Restated Bylaws may discourage stockholders from bringing a lawsuit against officers and directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit the Company and our stockholders. In addition, your investment may be adversely affected to the extent that, in a class action or direct suit, we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

Authorized but Unissued Shares

Our authorized but unissued shares of Common Stock and preferred stock are available for future issuance without stockholder approval. The DGCL does not require stockholder approval for any issuance of authorized shares. However, the rules of the Nasdaq Stock Market require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power or the then-outstanding number of shares of common stock. No assurances can be given that our shares will remain so listed. We may use additional shares for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. As discussed above, the Board has the ability to issue preferred stock with voting rights or other preferences, without stockholder approval. The existence of authorized but unissued shares of Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Corporate Opportunities

In recognition that Landsea Holdings and its affiliates may engage in the same or similar activities or related lines of business that we do or other business activities that overlap or compete with our business, our Second Amended and Restated Certificate of Incorporation provides for the allocation of certain corporate opportunities between us and Landsea Holdings. Specifically, Landsea Holdings and its affiliates will not compete with the Company in the "domestic homebuilding business," as such term is defined therein, so long as it, together with its affiliates, controls more than 10% of the Company or has a representative serving on the Board.

Forum Selection Clause

Our Second Amended and Restated Certificate of Incorporation provides that, unless we select or consent in writing to the selection of an alternative forum, the sole and exclusive forum, to the fullest extent permitted by law, and subject to applicable jurisdictional requirements, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have or declines to accept jurisdiction, another state court or a federal court located within the State of Delaware) for any complaint asserting claims, including any derivative action or proceeding brought on our behalf, based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity, any action as to which the DGCL confers jurisdiction upon the Court of Chancery, or any other action asserting a claim that is governed by the internal affairs doctrine as interpreted by Delaware state courts.

In addition, our Second Amended and Restated Certificate of Incorporation provides that the sole and exclusive forum for any complaint asserting a cause of action arising under the Securities Act of 1933 (the "Securities Act"), to the fullest extent permitted by law, shall be the federal district courts of the United States, but the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934.

Stockholder's Agreement

The Company and Landsea Holdings have entered into the Amended and Restated Stockholder's Agreement, whereby, among other things, the parties have agreed (i) that, for so long as Landsea Holdings owns at least 6% of our common stock, Landsea Holdings will have the right to designate the percentage of the total number of directors on our board as would be equal to the percentage of our common stock then held by Landsea Holdings (provided that Landsea Holdings' designees shall represent 75% of the total number of directors when Landsea Holdings owns at least a majority of our common stock), subject to certain requirements regarding such designees' independence, (iii) to provide Landsea Holdings with veto rights with respect to certain actions of the Company, (iv) not to, to the extent permitted by applicable law, share confidential information related to the Company, (v) to waive their right to jury trial and choose Delaware as the choice of law, and (vi) to vote their Common Stock in furtherance of the aforementioned rights, in each case on terms and subject to the conditions set forth therein. In addition, Landsea Holdings also agreed not to compete with the Company in the "domestic homebuilding business," as such term is defined therein, so long as it, together with its affiliates, controls more than 10% of the Company or has a representative serving on the Board.

Registration Rights

Under the Warrant Agreement, the Company agreed to register shares of Common Stock underlying its warrants.

Pursuant to that certain Registration Rights Agreement (the "Demand Registration Rights Agreement"), by and between the Company, dated June 19, 2018, those persons holding Founder Shares (as defined in the Demand Registration Rights Agreement) (the "LF Capital Restricted Stockholders") and their permitted transferees can demand that we register the shares of Common Stock into which Founder Shares automatically converted at the time of the consummation of the Business Combination. The LF Capital Restricted Stockholders are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the LF Capital Restricted Stockholders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

The Company also provided Landsea Holdings, pursuant to the Merger Agreement, and certain investors, pursuant to those certain Forward Purchase and Subscription Agreements entered into by certain investors, the Company and the Sponsor, on August 31, 2020, in connection with the Merger Agreement, with certain customary registration rights.

Listing of Securities

Our Common Stock and public warrants are listed on Nasdaq under the symbols "LSEA," and "LSEAW," respectively.

Exhibit 21.1

LANDSEA HOMES CORPORATION
Subsidiaries List

	Entity Name	Jurisdiction of Formation
1	54 Windsor, LLC	AZ
2	A & J Companies, LLC	AZ
3	Acoma Court, LLC	AZ
4	Alice Park, LLC	AZ
5	AV1, LLC	AZ
6	Bethany Ranch, LLC	AZ
7	CDR11, LLC	AZ
8	Country Club Lakes Developers, LLC	FL
9	Garrett Walker Homes, LLC	AZ
10	Georgiana Community Developers LLC	FL
11	Grand Manor, LLC	AZ
12	GW Sales, LLC	AZ
13	GWH Cantada, LLC	AZ
14	GWH Grand Village, LLC	AZ
15	GWH Holdings, LLC	AZ
16	GWH Mountain Views, LLC	AZ
17	GWH NCC 13 & 14, LLC	AZ
18	GWH NCC 9 & 11, LLC	AZ
19	GWH NCC, LLC	AZ
20	GWH NCC-71, LLC	AZ
21	GWH Northern Farms, LLC	AZ
22	GWH Park Forest, LLC	AZ
23	GWH Sundance, LLC	AZ
24	GWH Sunrise, LLC	AZ
25	GWH Sunset Farms, LLC	AZ
26	GWH Trenton Park, LLC	AZ
27	GWH West Pointe Estates, LLC	AZ
28	GWH West Pointe Village, LLC	AZ
29	Hanover Family Builders, LLC	FL
30	Hanover Sunrise Ridge, LLC	FL
31	Hearn Manor, LLC	AZ
32	Heritage Point Community Developers LLC	FL
33	HFB Ardmore Phase III, LLC	FL
34	HFB Beresford Woods, LLC	FL
35	HFB Celery Avenue, LLC	FL
36	HFB Cypress Hammock, LLC	FL
37	HFB Cypress Oaks, LLC	FL
38	HFB First Place, LLC	FL
39	HFB Greenfield, LLC	FL
40	HFB Hammock Reserve, LLC	FL
41	HFB Horse Creek, LLC	FL

	Entity Name	Jurisdiction of Formation
42	HFB Kentucky Square, LLC	FL
43	HFB Lakes, LLC	FL
44	HFB Marion Ridge, LLC	FL
45	HFB Orchid Terrace, LLC	FL
46	HFB Preservation Pointe LLC	FL
47	HFB Ridgeview LLC	FL
48	HFB Sky Ventures, LLC	FL
49	HFB Storey Creek, LLC	DE
50	HFB Sunrise, LLC	FL
51	HFB Trinity Lakes, LLC	FL
52	HFB Trinity Place, LLC	FL
53	HFB Williams Preserve, LLC	FL
54	HFB Wiregrass Partner, LLC	FL
55	HNM, LLC	AZ
56	JJAZ Construction, LLC	AZ
57	Landsea Construction Arizona Inc.	DE
58	Landsea Construction Inc.	DE
59	Landsea Construction LLC	CA
60	Landsea Development Arizona LLC	AZ
61	Landsea Homes of Arizona LLC	DE
62	Landsea Homes of California LLC	DE
63	Landsea Homes of Colorado LLC	DE
64	Landsea Homes of Florida LLC	DE
65	Landsea Homes of Texas LLC	DE
66	Landsea Homes US Corporation	DE
67	Landsea Homes- WAB 2 LLC	DE
68	Landsea Homes-WAB LLC	DE
69	Landsea Insurance Agency LLC	DE
70	Landsea Real Estate Arizona Inc.	DE
71	Landsea Real Estate California, Inc.	CA
72	Landsea Real Estate Inc.	CA
73	Landsea Real Estate, New Jersey, L.L.C.	DE
74	Landsea Title LLC	DE
75	Landsea Urban LLC	DE
76	LS Manager Vale LLC	DE
77	LS-14 Ave JV LLC	DE
78	LS-14 Ave LLC	DE
79	LS-14 Ave Member LLC	DE
80	LS-14 Ave Mezz LLC	DE
81	LS-51 Peoria LLC	DE
82	LS-925 Wolfe LLC	DE
83	LS-Alameda Marina LLC	DE
84	LS-Anaheim LLC	DE
85	LS-Anthem LLC	DE

	Entity Name	Jurisdiction of Formation
86	LS-Bentridge LLC	DE
87	LS-Boston Point LLC	DE
88	LS-Chandler LLC	DE
89	LS-Chatsworth LLC	DE
90	LS-Citrus Park LLC	DE
91	LS-Danville LLC	DE
92	LS-Eastmark LLC	DE
93	LS-Eastmark V LLC	DE
94	LS-FL Courtyards at Waterstone LLC	DE
95	LS-Fontana LLC	DE
96	LS-Goodyear LLC	DE
97	LS-LA Simi LLC	CA
98	LS-LA Simi Mezz LLC	DE
99	LS-LCF CA, LLC	DE
100	LS-Lido LLC	DE
101	LS-Milpitas LLC	DE
102	LS-Newark LLC	DE
103	LS-NJ Port Imperial Borrower, LLC	DE
104	LS-NJ Port Imperial EB5 Borrower, LLC	DE
105	LS-NJ Port Imperial JV, LLC	DE
106	LS-NJ Port Imperial LLC	DE
107	LS-NJ Port Imperial Member, LLC	DE
108	LS-North Phoenix LLC	DE
109	LS-Novato LLC	DE
110	LS-OC Portola LLC	CA
111	LS-Ontario II LLC	DE
112	LS-Ontario LLC	DE
113	LS-PA Boston Point LLC	DE
114	LS-Placentia LLC	DE
115	LS-Queen Creek II LLC	DE
116	LS-Queen Creek LLC	DE
117	LS-San Juan LLC	DE
118	LS-San Tan Gateway LLC	DE
119	LS-Santa Clara LLC	DE
120	LS-SF Jordan Ranch LLC	CA
121	LS-Sunnyvale LLC	CA
122	LS-Tracy LLC	DE
123	LS-VEH 2 LLC	DE
124	LS-VEH Country Club Lakes LLC	DE
125	LS-VEH Eagle Crest LLC	FL
126	LS-VEH Georgiana Reserve LLC	DE
127	LS-VEH Halifax Bulow LLC	DE
128	LS-VEH Halifax Estate LLC	DE
129	LS-VEH Junction LLC	DE

	Entity Name	Jurisdiction of Formation
130	LS-VEH Lake Helen LLC	DE
131	LS-VEH LLC	DE
132	LS-VEH Redtail LLC	DE
133	LS-VEH St. John's LLC	DE
134	LS-VEH TX 2 LLC	DE
135	LS-VEH TX LLC	DE
136	LS-Verrado Marketside LLC	DE
137	LS-Verrado Victory Duplex LLC	DE
138	LS-Walnut Creek LLC	CA
139	LS-Wilder LLC	DE
140	Mercedes Premier Homes Jacksonville LLC	FL
141	Mercedes Premier Homes Melbourne LLC	FL
142	Mercedes Premier Homes, LLC	FL
143	Mercedes Premier Realty, LLC	FL
144	Olive Park, LLC	AZ
145	Paradise 21, LLC	AZ
146	Pinnacle West Homes Alamar LLC	AZ
147	Pinnacle West Homes and Development, LLC	AZ
148	Pinnacle West Homes Centerra LLC	AZ
149	Pinnacle West Homes Destiny LLC	AZ
150	Pinnacle West Homes E-69 LLC	AZ
151	Pinnacle West Homes E44, LLC	AZ
152	Pinnacle West Homes E48 LLC	AZ
153	Pinnacle West Homes E70 LLC	AZ
154	Pinnacle West Homes E92 LLC	AZ
155	Pinnacle West Homes Encanta LLC	AZ
156	Pinnacle West Homes Highlands LLC	AZ
157	Pinnacle West Homes Holding LLC	DE
158	Pinnacle West Homes M71 LLC	AZ
159	Pinnacle West Homes M72 LLC	AZ
160	Pinnacle West Homes V117, LLC	AZ
161	Portola PA-1 Mezz Owner LLC	DE
162	Portola PA-1 Owner, LLC	DE
163	Portola PA-3 Mezz Owner LLC	DE
164	Portola PA-3 Owner, LLC	DE
165	Portola PA-4 Mezz Owner LLC	DE
166	Portola PA-4 Owner, LLC	DE
167	Portola PA-5 Mezz Owner LLC	DE
168	Portola PA-5 Owner, LLC	DE
169	Portola PA-5B Mezz Owner LLC	DE
170	Portola PA-5B Owner, LLC	DE
171	PSH Partnership, LLC	FL
172	SFGW, LLC	AZ
173	SGCR, LLC	AZ

	Entity Name	Jurisdiction of Formation
174	SMGWH, LLC	AZ
175	Summers Place At Baseline, LLC	AZ
176	The Grove At Baseline, LLC	AZ
177	The Junction Community Developers LLC	FL
178	The Ridge, LLC	AZ
179	The Vale PA-1 Owner, LLC	DE
180	The Vale PA-2 Owner, LLC	DE
181	The Vale PA-3 Owner, LLC	DE
182	Thompson Road, LLC	FL
183	Thousand Oaks Development, LLC	FL
184	Townley Park, LLC	AZ
185	VE Homes, LLC	FL
186	Vintage Estate Homes LLC	FL
187	Vintage Estate Homes of Texas LLC	FL
188	Williams Preserve Phase III, LLC	FL

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement No. 333-252569 on Form S-3 and Registration Statement No. 333-254307 on Form S-8 of our reports dated February 29, 2024, relating to the financial statements of Landsea Homes Corporation and the effectiveness of Landsea Homes Corporation's internal control over financial reporting appearing in this Annual Report on Form 10-K for the year ended December 31, 2023.

/s/ DELOITTE & TOUCHE LLP

Costa Mesa, California
February 29, 2024

Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-252569) and Form S-8 (No. 333-254307) of Landsea Homes Corporation of our report dated March 16, 2022 relating to the financial statements which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP

Los Angeles, California
February 29, 2024

EXHIBIT 31.1

CERTIFICATIONS

I, John Ho, certify that:

1. I have reviewed this annual report on Form 10-K of Landsea Homes Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2024

By: /s/ John Ho
Name: John Ho
Title: Chief Executive Officer
               (Principal Executive Officer)

EXHIBIT 31.2

CERTIFICATIONS

I, Chris Porter, certify that:

1. I have reviewed this annual report on Form 10-K of Landsea Homes Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 29, 2024

By: /s/ Chris Porter

Name: Chris Porter

Title: Chief Financial Officer
                (Principal Financial Officer)

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the annual report of Landsea Homes Corporation (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I, John Ho, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Annual Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 29, 2024

By: /s/ John Ho

Name: John Ho
Title: Chief Executive Officer
               (Principal Executive Officer)

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the annual report of Landsea Homes Corporation (the "Company") on Form 10-K for the year ended December 31, 2023, as filed with the Securities and Exchange Commission on the date hereof (the "Annual Report"), I, Chris Porter, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. the Annual Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. information contained in the Annual Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 29, 2024

By: /s/ Chris Porter
Name: Chris Porter
Title: Chief Financial Officer
               (Principal Financial Officer)

Exhibit 97

LANDSEA HOMES CORPORATION
CLAWBACK POLICY

(Effective Date: October 2, 2023)

Recoupment of Incentive-Based Compensation

It is the policy of Landsea Homes Corporation (the "***Company***") that, in the event the Company is required to prepare an accounting restatement of the Company's financial statements due to the Company's material non-compliance with any financial reporting requirement under the federal securities laws (including any such correction that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), the Company will recover on a reasonably prompt basis the amount of any Incentive-Based Compensation Received by a Covered Executive during the Recovery Period that exceeds the amount that otherwise would have been Received had it been determined based on the restated financial statements.

Policy Administration and Definitions

This Clawback Policy (this "***Policy***") is administered by the Compensation Committee (the "Committee") of the Company's Board of Directors, subject to ratification by the Board of Directors, and is intended to comply with, and as applicable to be administered and interpreted consistent with, and subject to the exceptions set forth in, Listing Standard 5608 adopted by The Nasdaq Stock Market to implement Rule 10D-1 under the Securities Exchange Act of 1934, as amended (collectively, "***Rule 10D-1***"). This Policy replaces the Landsea Homes Corporation Clawback Policy dated April 19, 2021 with respect to compensation Received on or after October 2, 2023.

For purposes of this Policy:

"***Incentive-Based Compensation***" means any compensation granted, earned, or vested based in whole or in part on the Company's attainment of a financial reporting measure that was Received by a person (i) on or after October 2, 2023 and after the person began service as a Covered Executive, and (ii) who served as a Covered Executive at any time during the performance period for the Incentive-Based Compensation. A financial reporting measure is (i) any measure that is determined and presented in accordance with the accounting principles used in preparing the Company's financial statements and any measure derived wholly or in part from such a measure, and (ii) any measure based in whole or in part on the Company's stock price or total shareholder return.

Incentive-Based Compensation is deemed to be "***Received***" in the fiscal period during which the relevant financial reporting measure is attained, regardless of when the compensation is actually paid or awarded.

"***Covered Executive***" means any "executive officer" of the Company as defined under Rule 10D-1.

"***Recovery Period***" means the three completed fiscal years immediately preceding the date that the Company is required to prepare the accounting restatement described in this Policy, all as determined pursuant to Rule 10D-1, and any transition period of less than nine months that is within or immediately following such three fiscal years.

If the Committee determines the amount of Incentive-Based Compensation Received by a Covered Executive during a Recovery Period exceeds the amount that would have been Received if determined or calculated based on the Company's restated financial results, such excess amount of Incentive-Based Compensation shall be subject to recoupment by the Company pursuant to this Policy. For Incentive-Based Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement, the Committee will determine the amount based on a reasonable estimate of the effect of the accounting restatement on the relevant stock price or total shareholder return. In all cases, the calculation of the excess amount of Incentive-Based Compensation to be recovered will be determined without regard to any taxes paid with respect to such compensation. The Company will maintain and will provide to the Nasdaq Stock Market documentation of all determinations and actions taken in complying with this Policy. Any determinations made by the Committee under this Policy shall be final and binding on all affected individuals.

The Company may effect any recovery pursuant to this Policy by requiring payment of such amount(s) to the Company, by set-off, by reducing future compensation, or by such other means or combination of means as the Committee determines to be appropriate. The Company need not recover the excess amount of Incentive-Based Compensation if and to the extent that the Committee determines that such recovery is impracticable, subject to and in accordance with any applicable exceptions under the Nasdaq Stock Market listing rules, and not required under Rule 10D-1, including if the Committee determines that the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered after making a reasonable attempt to recover such amounts. The Company is authorized to take appropriate steps to implement this Policy with respect to Incentive-Based Compensation arrangements with Covered Executives.

Any right of recoupment or recovery pursuant to this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any other policy, any employment agreement or plan or award terms, and any other legal remedies available to the Company; provided that the Company shall not recoup amounts pursuant to such other policy, terms or remedies to the extent it is recovered pursuant to this Policy. The Company shall not indemnify any Covered Executive against the loss of any Incentive-Based Compensation (or provide any advancement of expenses in such instance), including any payment or reimbursement for the cost of third-party insurance purchased by any Covered Executives to fund potential recovery obligations under this Policy.

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2024

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

LANDSEA®
HOMES
Live in your element®

LETTER FROM OUR CHIEF EXECUTIVE OFFICER

Dear Fellow Stockholders:

It is with great pleasure that we extend our invitation to you to join us for the upcoming 2024 Annual Meeting of Stockholders on June 5, 2024, at 11:00 a.m. Central Time (the "Annual Meeting"). As in recent years, the meeting will be held entirely online, with live audio webcasting enabling participation from anywhere in the world at www.virtualshareholdermeeting.com/LSEA2024. During the virtual meeting, you will have the opportunity to listen, vote, and submit questions.

Please note that only holders of our common stock as of April 9, 2024, are entitled to vote at the Annual Meeting. Further details on the business to be conducted at the meeting are provided in the accompanying Notice of Annual Meeting of Stockholders and Proxy Statement.

We are committed to reducing the environmental impact and delivery costs of our Annual Meeting, which is why we are providing the meeting materials electronically. If you prefer to receive printed copies of the Proxy Statement and accompanying materials, please let us know using the method described on page 50 of the Proxy Statement, and we will be happy to mail them to you at no charge.

We encourage all stockholders to vote their shares promptly and prior to the meeting to ensure their representation. You may submit your proxy by Internet or telephone, as outlined in the accompanying materials, or, if you request printed copies of these materials, by completing and signing the enclosed proxy or voting instruction card and returning it in the provided envelope.

We appreciate your continued support and participation and look forward to connecting with you at the Annual Meeting.

Sincerely,



JOHN HO
CEO

This page is intentionally left blank.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME
Wednesday, June 5, 2024
11:00 a.m. Central Time

LOCATION
Online via live audiocast on
www.virtualshareholdermeeting.com/LSEA2024

WHO CAN VOTE
Stockholders of record as of 5:00 p.m. Eastern Time on April 9, 2024 will be entitled to notice of, and to vote at, the Annual Meeting, or any adjournment thereof.

VOTING ITEMS

PROPOSALS	BOARD VOTE RECOMMENDATION	FOR FURTHER DETAILS
1. Election of seven directors named in the accompanying proxy statement	**"FOR"** each director nominee	Page **17**
2. Non-binding, advisory vote to approve Named Executive Officer compensation	**"FOR"**	Page **27**
3. Advisory vote to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2024	**"FOR"**	Page **37**

Stockholders will also transact any other business that may be properly presented at the 2024 Annual Meeting of Stockholders (the "Annual Meeting"). This proxy statement for the Annual Meeting (the "Proxy Statement") and proxy card or Notice of Internet Availability of Proxy Materials (the "Notice") is first being made available to our stockholders on April 24, 2024.

We are holding the Annual Meeting in a virtual-only format this year. To attend the Annual Meeting online, vote, submit questions or view the list of registered stockholders during the meeting, stockholders of record will need to go to the meeting website listed above and log in using their 16-digit control number included on their proxy card or Notice. Beneficial owners should review these proxy materials and their voting instruction form or Notice for how to vote in advance of and how to participate in the Annual Meeting.

In the event of a technical malfunction or other situation that the meeting chair determines may affect the ability of the Annual Meeting to satisfy the requirements for a meeting of stockholders to be held by means of remote communication under the Delaware General Corporation Law, or that otherwise makes it advisable to adjourn the Annual Meeting, the chair or secretary of the Annual Meeting will convene the meeting at 11:30 a.m. Central Time on the date specified above and at the Company's address specified below solely for the purpose of adjourning the meeting to reconvene at a date, time and physical or virtual location announced by the meeting chair. Under either of the foregoing circumstances, we will post information regarding the announcement on the Investors page of the Company's website at https://ir.landseahomes.com.

We encourage you to review these proxy materials and vote your shares before the Annual Meeting.

By Order of the Board of Directors,

C. Kelly Rentzel

C. KELLY RENTZEL
General Counsel and Corporate Secretary
1717 E. McKinney Street, Suite 1000
Dallas, TX 75202
April 24, 2024

HOW TO VOTE



INTERNET
www.proxyvote.com



TELEPHONE
1-800-690-6903



MAIL
Mark, sign, date and promptly mail the enclosed proxy card in the postage-paid envelope



QR CODE
Scan this QR code to vote with your mobile device

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 5, 2024

The notice, Proxy Statement and Annual Report (as defined below) are available at www.proxyvote.com.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS AND WEBSITE REFERENCES

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current facts, including statements regarding our environmental and other sustainability plans and goals, made in this document are forward-looking. The inclusion of such statements is not an indication that these contents are necessarily material to investors or required to be disclosed in the Company's filings with the Securities and Exchange Commission. These statements include, but are not limited to, express or implied forward-looking statements relating to our expectations regarding our company vision and strategy, our environmental, social and governance and sustainability activities and commitments, our diversity and inclusion efforts, the growth of our business and our anticipated financial performance. These statements are neither promises nor guarantees, but are subject to a variety of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from those contemplated in these forward-looking statements. We use words such as anticipates, believes, expects, future, intends, and similar expressions to identify forward-looking statements. Forward-looking statements reflect management's current expectations and are inherently uncertain. Actual results could differ materially for a variety of reasons. Risks and uncertainties that could cause our actual results to differ significantly from management's expectations are described in our Annual Report for the year ended December 31, 2023 on Form 10-K (the "Annual Report") and other reports from time to time filed with the Securities and Exchange Commission. We caution you, therefore, against relying on any of these forward-looking statements. Any forward-looking statement made by us speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law. In addition, historical, current, and forward-looking sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future.

Website references throughout this document are provided for convenience only, and the content on the referenced websites is not incorporated by reference into this document.

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in this Proxy Statement. This summary does not contain all of the information that you should consider, and you should read the entire Proxy Statement carefully before voting.

DATE AND TIME	**LOCATION**	**RECORD DATE**
June 5, 2024 at 11:00 a.m. Central Time	Online at www.virtualshareholdermeeting.com/LSEA2024	April 9, 2024

VOTING MATTERS		BOARD'S VOTE RECOMMENDATIONS	FOR FURTHER INFORMATION
PROPOSAL 1	Election of seven directors named in this proxy statement	**"FOR"** each director nominee	Page **17**
PROPOSAL 2	Non-binding, advisory vote to approve the Named Executive Officer compensation	**"FOR"**	Page **27**
PROPOSAL 3	Advisory vote to ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for 2024	**"FOR"**	Page **37**

Company Overview and Business Strategy

We refer to Landsea Homes Corporation as the "Company," "us," "we," or "our" in this Proxy Statement. We are a rapidly growing homebuilder focused on High Performance Homes that deliver energy efficient living in attractive geographies. Headquartered in Dallas, Texas, we primarily engage in the design, construction, marketing, and sale of suburban and urban single-family detached and attached homes in Arizona, California, Colorado, Florida, Texas, and Metro New York. While we offer a wide range of housing options, we primarily focus on entry-level and first-time move-up homes and believe our markets are characterized by attractive long-term housing fundamentals. Landsea Green Management Ltd ("Landsea Green") indirectly owns 100% of our largest stockholder, Landsea Holdings Corporation, a Delaware corporation ("Landsea Holdings").

We design and build homes and communities throughout the nation that reflect spaces inspired by modern living and that feature vibrant, prime locations where the homes connect seamlessly with their surroundings and enhance the local lifestyle for living, working, and playing. Our defining principle, "Live in your element®," creates the foundation for our customers to live where they want to live and how they want to live in a home created especially for them. Drawing on new home innovation and technology, including a partnership with a leading technology company, we are focused on sustainable, energy-efficient, and environmentally friendly building practices that result in a lighter environmental impact, lower resource consumption, and a reduced carbon footprint. The four pillars of our High Performance Homes platform are home automation, energy efficiency, sustainability, and enabling a healthy lifestyle. These pillars are reflected in such features as wireless network internet, smart light switches, smart door locks, smart thermostats, Wi-Fi garage door openers, LED lighting, REME HALO air purifiers, and enhanced insulation. Our efficient home designs help reduce lumber, concrete, and building material waste on our job sites. We are committed to achieving among the highest standards in design, quality, and customer satisfaction and are a leader among our peers on several key operating and homebuilding metrics.

Our communities are positioned in attractive markets, such as Arizona, California, Colorado, Florida, and Texas. These markets are characterized by conditions including high in-migration, low new home supply levels, and high levels of employment. We are also prudently evaluating opportunities in new regional markets in which there is high demand and favorable population and employment growth as a result of proximity to job centers or primary transportation corridors.

Landsea Homes has been recognized locally and nationally for architecture, interior design, website, digital sales resources, and more including winning the 2022 Builder of the Year award by BUILDER magazine. Landsea Homes is in the top ratings of similarly sized homebuilders nationally for positive customer experience in Eliant Homebuyers' survey.

While we have construction expertise across a wide array of product offerings, as noted above, we are focused on entry-level and first-time move-up homes. We believe our high concentration in entry-level homes helps position us to meet changing market conditions and to optimize returns while strategically reducing portfolio risk. In addition, our attached and higher density products in certain markets enables us to keep our entry-level price point "attainable" and within reach of more new homebuyers. We believe that bringing attainable housing products helps to offset rising land and home costs and support our expansion into densely populated markets.

Director Nominees

The following provides summary information about each director nominee, each of whom was last elected at our 2023 Annual Meeting of Stockholders.

NAME AND OCCUPATION	AGE	OTHER PUBLIC BOARDS	COMMITTEE MEMBERSHIPS				
			AC	CC	NGC	ELC	ESG
MING (MARTIN) TIAN Founder, Landsea Group Co., Ltd.	63	3		M	M		
JOHN HO CEO	41	0				C	C
QIN (JOANNA) ZHOU Chief International Officer, Landsea Group Co., Ltd.	50	0			C	M	
BRUCE FRANK IND Former Partner, E&Y LLP	70	6	C +	M	M		
THOMAS HARTFIELD IND Former Senior Advisor, Annascaul Advisors LLC	70	0		C	M	M	M
ELIAS FARHAT IND President, Andesite Advisors, Inc.	58	0	M	M			M
MOLLIE FADULE IND Chief Financial Officer and Investment Officer, JPI; Founder and Partner, Cephas Partners	41	0	M		M	M	

AC – Audit Committee
CC – Compensation Committee
NGC – Nominating and Governance Committee
ELC – Executive Land Committee
ESG – Environmental, Social, and Governance Committee
IND   Independent

C Chair   M Member

+ Audit Committee Financial Expert

Board Snapshot

AGE



3
>60 years

2
<50 years

2
50-60 years

DIVERSITY

Gender Diversity



29% Female

Racial/Ethnic Diversity



43% Racially/
Ethnically Diverse

Skills & Experience



Strategic Planning / Strategy Development	**7**/7	
Homebuilding / Real Estate Industry	**7**/7	
Business Development / Business Operations	**5**/7	
Senior Executive Leadership	**7**/7	
Accounting / Financial Reporting	**5**/7	

Human Capital Management	**4**/7	
Risk Management	**6**/7	
Public Company Governance	**5**/7	
Legal / Regulatory	**1**/7	
Environmental Sustainability Practices	**4**/7	

Corporate Governance Highlights

- Separate Chairman and CEO roles, with a Lead Independent Director
- "Plurality Plus" election standard for directors
- Average director age of 56.1 years

- Director search process includes women and minorities in the pool (and any engaged search firm is instructed to do so)
- Annual Board and committee self-evaluations
- Directors elected annually

- No poison pill
- 25% special meeting right
- Majority independent compensation and nominating and governance committees

CORPORATE GOVERNANCE

Business Combination and Corporate Structure

As previously disclosed, on January 7, 2021 (the "Closing Date"), the Company, formerly known as LF Capital Acquisition Corp., consummated a business combination (the "Business Combination") pursuant to which (i) we own, directly and indirectly, 100% of the stock of Landsea Homes Incorporated, a Delaware corporation, which was a private operating company prior to the Business Combination; (ii) Landsea Holdings, obtained approximately 71% of our common stock; and (iii) we ceased to be a special purpose acquisition company and changed our name from LF Capital Acquisition Corp. to Landsea Homes Corporation. We refer to the Company prior to the Business Combination as "LFAC" and to the private operating company prior to the Business Combination as "Landsea Homes."

On the Closing Date, we and Landsea Holdings entered into a stockholder's agreement, which was amended and restated on June 13, 2023 (as amended and restated, the "Stockholder's Agreement"), whereby, among other things, the parties agreed to certain rights and obligations of the Company and Landsea Holdings with respect to the Company's corporate governance. See "Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholder's Agreement" on page 41 for additional information.

Board Composition

The Stockholder's Agreement provides that the authorized number of directors for our Board of Directors (the "Board") be no more than eleven and no less than five. The Board currently consists of seven directors. As a result of meeting the highest ownership threshold in the original stockholder's agreement, Landsea Holdings initially had the right to nominate seven directors to serve on the Board, two of whom had to satisfy the independent director requirements under The Nasdaq Stock Market LLC ("Nasdaq") rules. Landsea Holdings designated Messrs. Tian, Ho, Frank and Hartfield and Ms. Zhou, each of whom continues to serve on the Board (and each of whom is standing for re-election at the Annual Meeting), Mr. Tim Chang, who served on the Board until June 2022, and Mr. Robert Miller, who served on the Board until June 2023, to serve as directors following the closing of the Business Combination on January 7, 2021.

The Stockholder's Agreement provides that, for so long as Landsea Holdings and its affiliates own least 6% of our common stock, Landsea Holdings will have the right to designate the percentage of the total number of directors on our board as would be equal to the percentage of our common stock then held by Landsea Holdings (provided that Landsea Holdings' designees shall represent 75% of the total number of directors when Landsea Holdings owns at least a majority of our common stock), subject to certain requirements regarding such designees' independence. On March 8, 2024, Landsea Holdings ceased to own a majority of our common stock. As of the date of this Proxy Statement, Landsea Holdings owns 47.0% of our outstanding common stock, and is entitled to designate four directors to our Board. The original stockholder's agreement provided that the Company initially designate Mr. Tian as Chairman of the Board.

Board Committees

The Stockholder's Agreement provides that the Board establish and maintain: (i) a compensation committee; (ii) a nominating and governance committee; and (iii) an audit committee, each of which must comply with Nasdaq rules applicable to such a committee.

For so long as Landsea Holdings and its affiliates own at least 15% of our common stock, each of the standing committees will include at least one director designee (or more than one, at Landsea Holdings' discretion, if Landsea Holdings is entitled to designate more than one director designee), subject to applicable Nasdaq rules.

Service on Other Boards

We encourage directors to serve on other boards of directors to gain breadth of experience that is useful to the Board. However, directors are encouraged to limit the number of other boards on which they serve so as not to interfere with their service as a director of the Company. Directors should advise the chair of the Nominating and Governance Committee in advance of accepting an invitation to serve on the board of another for-profit organization. Ordinarily, directors may not serve on the boards of more than four public companies, including the Board. Directors who are executive officers of public companies may not serve on the board of more than one other public company, in addition to the Board. Service on the boards of subsidiary companies with no publicly traded stock (or that issue only debt), non-profit organizations and private companies is not included in this calculation. Moreover, if a director sits on several mutual fund boards within the same fund family, it will count as one board for purposes of this calculation. Members of the Audit Committee may not serve on the audit committees of more than two other public companies (subject to the same consideration with regard to mutual funds). The Nominating and Governance Committee takes director time commitments, among other things, into account as a part of its annual evaluation of the composition of the Board.

Director Independence

Our Corporate Governance Guidelines define an "independent" director consistent with the Nasdaq definition of independence. Under our Corporate Governance Guidelines and Nasdaq listing standards, a director is not independent unless the Board affirmatively determines that such director does not have a direct or indirect material relationship with us or any of our subsidiaries. Members of the Audit Committee and Compensation Committee are subject to the additional independence requirements of applicable SEC rules and Nasdaq listing standards.

Our Board has determined that each of Ms. Fadule and Messrs. Frank, Hartfield, and Farhat is independent within the meaning of Nasdaq Listing Rule 5605(a)(2), and that each of Mr. Miller and Ms. Lattmann was independent during the period in which he or she served as a director during 2023. In making these independence determinations, our Board has reviewed and discussed information provided by the directors to us with regard to each director's business and personal activities and relationships as they may relate to us and our management. See "Certain Relationships and Related Party Transactions—Related Party Transactions" for additional information.

Under the Nasdaq listing rules and applicable SEC rules, we are required to have an audit committee of at least three members, all of whom must be independent. In addition to determining whether each director satisfies the director independence requirements set forth in the Nasdaq listing rules, in the case of members of the Audit Committee, our Board has also made an affirmative determination that each of the current members of the Audit Committee, Messrs. Frank and Farhat and Ms. Fadule, satisfy separate independence requirements under the SEC rules for such members.

The Compensation Committee is composed of four directors, with all directors other than Mr. Tian meeting Nasdaq independence requirements, and otherwise meets Nasdaq compensation committee composition requirements. The Nominating and Corporate Governance Committee is composed of five directors, with all directors other than Mr. Tian and Ms. Zhou meeting Nasdaq independence requirements. Prior to March 8, 2024, we qualified as a "controlled company" under Nasdaq listing rules. As a "controlled company," we were not required to have a compensation committee composed entirely of independent directors or to have our director nominees selected, or recommended for the Board's selection, by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. As of March 8, 2024, we are no longer a "controlled company," and each member of the Compensation Committee and the Nominating and Corporate Governance Committee will be required to satisfy Nasdaq's independence requirements, subject to a one-year transition period. We intend to meet such requirements in accordance with the transition periods for a former "controlled company."

Board Leadership Structure

The Board annually reviews its leadership structure to evaluate whether the structure remains appropriate for the Company. The Board selects its Chairman and the Chief Executive Officer (the "CEO") in a way it considers in the best interests of the Company. To provide the Board with flexibility to choose the appropriate Board leadership structure for the Company based on what the Board believes is best for the Company and its stockholders at a given point in time, the Board does not maintain a policy on whether the role of Chairman and CEO should be separate or combined. Our Corporate Governance Guidelines provide, however, that whenever the Chairman is not an independent director, then there shall also be a lead independent director, whose responsibilities include, among other things, presiding at meetings of the Board at which the Chairman is not present (including executive sessions of the independent directors), coordinating feedback to the Chairman and the CEO regarding matters discussed in executive session, approving information sent to the Board and the agenda and schedule for Board meetings, serving as liaison between the Chairman, the CEO, and the independent directors, providing key inputs to Board governance structures and practices, overseeing CEO and Chairman succession, being available for consultation and communication with major shareholders upon request, providing leadership (together with the Chairman) to the Board in the establishment of positions the Board takes on issues to be voted on by shareholders, and reinforcing the tone at the top. The lead independent director also has the authority to call executive sessions or meetings of the independent directors, and special meetings of the Board.

Currently, the roles of Chairman and CEO are separate, our Chairman is Mr. Tian, and the Lead Independent Director is Mr. Frank. The Board believes our structure provides independent Board leadership. The Board regularly reviews its leadership structure and has determined that this structure is in the best interests of the Company and its stockholders at this time.

In electing to retain Mr. Tian as Chairman, the Board considered and evaluated Mr. Tian's significant leadership experience and extensive global management and investment experience, including in the real estate sector, as the founder, chairman and president of Landsea Group Co., Ltd. ("Landsea Group"), our former ultimate parent company. Mr. Frank has served as our Lead Independent Director since 2021, and the independent directors believe that Mr. Frank is well suited to serve as Lead Independent Director given his significant public company board experience, as well as his more than 35 years' experience in the audit and real estate industries, including in executive and leadership positions. As a result of his broad-based and relevant background, as well as his deep knowledge of our business, Mr. Frank is well positioned as Lead Independent Director to offer independent and informed guidance to the Board and oversight to management.

Lead Independent Director

The Lead Independent Director's responsibilities include the following:

- presiding at meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- coordinating feedback to the Chairman and the CEO regarding matters discussed in executive session;
- approving information sent to the Board;
- approving the agenda and schedule for Board meetings to provide that there is sufficient time for discussion of all agenda items;
- serving as liaison between the Chairman, the CEO and the independent directors;
- assisting the Board and Company officers in promoting compliance with and implementation of the Guidelines and providing key inputs to Board governance structures and practices;
- providing oversight of CEO and Chairman succession;
- providing advice and counsel to the CEO and other senior management and serving as an informational resource for other directors;
- interviewing director candidates;
- together with the Chairman and the chairpersons of the Committees, coordinating self-evaluations of the Board, its Committees, and the individual directors;
- being available for consultation and communication with major stockholders upon request;
- acting as spokesperson for the Board where it is appropriate for the Board to have a voice distinct from that of management, as requested by the CEO;
- together with the Chairman, providing leadership to the Board in the establishment of positions the Board takes on issues to be voted on by stockholders; and
- reinforcing the tone at the top.

In addition, the Lead Independent Director also has the authority to call executive sessions or meetings of the independent directors and special meetings of the Board.

Director Nominations

In accordance with its charter, the Nominating and Governance Committee develops and recommends to the Board skills, experience, characteristics, and other criteria for identifying and evaluating directors. These inform the committee's annual evaluation of the Board's composition assess the mix of skills, experience, characteristics, and other criteria that are currently represented on the Board and those that may be needed in the future. The Board and the Nominating and Governance Committee also actively seek to achieve a diversity of occupational and personal backgrounds on the Board, including diversity with respect to demographics such as gender, race, ethnic and national background, geography, age, and sexual orientation. As part of the search process for each new director, the Nominating and Governance Committee includes women and minorities in the pool of candidates (and instructs any search firm the Committee engages to do so).

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. The Nominating and Governance Committee reviews the qualifications of director candidates and incumbent directors in light of the criteria approved by the Board, and any nominee proposed by stockholders is evaluated in the same manner as other nominees considered by the Nominating and Governance Committee. Stockholders that wish to propose director nominees for consideration by the Nominating and Governance Committee should direct a description of each nominee's name and qualifications for Board membership, by mail, to the Chair of the Nominating and Governance Committee of the Board, c/o the Company's Corporate Secretary at Landsea Homes Corporation, 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202. The recommendation should contain all of the information regarding the nominee required pursuant to Regulation 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and should further contain any additional information and meet such other requirements as from time to time may be required pursuant to our Second Amended and Restated Bylaws (the "Bylaws") in relation to director nominations brought before an annual meeting. Stockholders that wish to nominate an individual for election to our Board at the 2025 Annual Meeting of Stockholders should follow the procedures described under the "Submission of Stockholder Proposals for the 2025 Annual Meeting" heading. Pursuant to the Stockholder's Agreement, as amended, the Seller is currently entitled to designate four directors. See "Certain Relationships and Related Party Transactions—Related Party Transactions—Stockholder's Agreement" on page 41 for additional information.

The following describes the skills, experience, characteristics, and other criteria identified by the Nominating and Governance Committee as desirable for the Board in light of its current business:

	Strategic Planning / Strategy Development	Experience defining and driving the strategic direction and growth, and managing the operations of, a business (including large organizations).
	Homebuilding / Real Estate Industry	Experience in the residential homebuilding sector, where the purchase and development of real estate is integral to the business.
	Business Development / Business Operations	Experience developing and implementing business plans and strategy and a deep understanding of our operations, key performance indicators, and competitive environment.
	Senior Executive Leadership	Experience serving as a senior executive, as well as hands-on leadership in core management areas, such as strategic and operational planning, financial reporting, compliance, risk management and leadership planning, which provides a practical understanding of how organizations like the Company function.
	Accounting / Financial Reporting	Ability to monitor and assess the Company's operating and strategic performance and to support accurate financial reporting and robust controls with relevant background and experience in debt and capital markets, corporate finance, mergers and acquisitions, accounting and financial reporting.
	Human Capital Management	Experience managing or developing a large and diverse workforce.
	Risk Management	Experience managing and mitigating key risks, including cybersecurity, environmental, social and governance ("ESG"), regulatory compliance, competition, financial, brand integrity, and intellectual property risks.
	Public Company Governance	An understanding of corporate governance practices and trends and insights into board management, relations between the board, the CEO and senior management, agenda setting and succession planning from service on other public company boards and board committees.
	Legal / Regulatory	Experience with government relations, regulatory matters, or regulated industries and political affairs, which provides insight and perspective in working constructively and proactively with governments and agencies globally.
	Environmental Sustainability Practices	Experience supporting or overseeing improvements in the environmental performance, and reducing the potential impacts, of a business and its products and/or operations.

The following chart shows how these skills, experience, characteristics, and other criteria will be represented on the Board following the Annual Meeting, if each director nominee is elected. This chart is not intended to be an exhaustive list for each director nominee, but instead intentionally focuses on the primary skillsets each director nominee contributes. Information populated in this chart has been derived from director nominee's responses to their most recently completed director and officer questionnaire and existing public disclosures.

	FADULE	FARHAT	FRANK	HARTFIELD	HO	TIAN	ZHOU
Strategic Planning / Strategy Development	●	●	●	●	●	●	●
Homebuilding / Real Estate Industry	●	●	●	●	●	●	●
Business Development / Business Operations	●	●			●	●	●
Senior Executive Leadership	●	●	●	●	●	●	●
Accounting / Financial Reporting	●	●	●	●	●		
Human Capital Management		●			●	●	●
Risk Management	●	●	●	●		●	●
Public Company Governance		●	●	●		●	●
Legal / Regulatory		●					
Environmental Sustainability Practices		●			●	●	●
Diversity (Gender)	F	M	M	M	M	M	F
Diversity (Race/Ethnicity)					●	●	●

The following chart additionally sets forth the board diversity information required by Nasdaq for all of our current directors:

BOARD DIVERSITY MATRIX (AS OF APRIL 24, 2024)				
Total Number of Directors		7		
	FEMALE	MALE	NON-BINARY	DID NOT DISCLOSE GENDER
Part I: Gender Identity				
Directors	2	5		
Part II: Demographic Background				
African American or Black				
Alaskan Native or Native American				
Asian	1	2		
Hispanic or Latinx				
Native Hawaiian or Pacific Islander				
White	1	3		
Two or More Races or Ethnicities			—	
LGBTQIA+			—	
Did Not Disclose Demographic Background			—	

Meeting Attendance

During the fiscal year ended December 31, 2023, the Board held nine meetings, the Audit Committee held five meetings, the Compensation Committee held two meetings, the Nominating and Governance Committee held three meetings, the Executive Land Committee held two meetings, and the ESG Committee held one meeting. In 2023, all directors attended at least 75% of the aggregate of the meetings of the Board and of each committee of which they were a member, during the time in which they served as a member the board and as a member of each committee, respectively.

In accordance with our Corporate Governance Guidelines, the independent directors meet in executive session without management present at least quarterly.

Directors are expected to attend the Annual Meeting of Stockholders absent unusual circumstances. In 2023, all seven members of the Board attended our virtual annual meeting.

Board Committees

Our Board has five standing committees: an Audit Committee, a Compensation Committee, a Nominating and Governance Committee, an Executive Land Committee, and an ESG Committee. Current committee membership is set forth below.

AUDIT COMMITTEE

MEMBERS

Bruce Frank (Chair)
Elias Farhat
Mollie Fadule

PRINCIPAL RESPONSIBILITIES:
The primary role of the Audit Committee is to exercise primary financial oversight on behalf of the Board. The Company's management team is responsible for preparing financial statements, and the Company's independent registered public accounting firm is responsible for auditing those financial statements.

We have adopted a committee charter that details the principal functions of the Audit Committee, including:

- the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;
- obtaining and reviewing a report, at least annually, from the independent auditors describing (i) the independent auditors' internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the independent auditor and any steps taken to deal with such issues;
- pre-approving all audit and permissible non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
- reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
- reviewing and discussing with management and the independent auditor our annual audited and quarterly financial statements, including management's discussion and analysis of financial condition and operations and the independent auditor's reports related to the financial statements;
- receiving reports from management and the independent auditors on, and review and discuss the adequacy and effectiveness of, our internal controls and disclosure controls;
- overseeing the Company's data privacy and cybersecurity risk management and mitigation program, including overseeing and periodically reviewing the Company's Incident Response Plan;
- establishing hiring policies for employees and former employees of the independent auditors;
- establishing and overseeing procedures for handling reports of potential misconduct;
- establishing and periodically reviewing policies and procedures for the review, approval and ratification of related person transactions, as defined in applicable SEC rules, reviewing related person transactions, and overseeing other related person transactions governed by applicable accounting standards; and
- annually evaluating the performance of the Audit Committee and assessing the adequacy of the Audit Committee's charter.

Under the Nasdaq listing rules and applicable SEC rules, we are required to have an audit committee of at least three members, all of whom must be independent. Each member of the Audit Committee is financially literate, and our Board has determined that Mr. Frank, an independent director as defined under the Nasdaq listing rules, qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.

The Audit Committee has established and oversees procedures for handling reports of potential misconduct, and whereby complaints or concerns regarding accounting, internal accounting controls, auditing or federal securities law matters may be submitted anonymously to the Audit Committee. The Audit Committee has the authority to retain counsel and other advisers as it determines appropriate to assist in performance of its functions at our expense.

COMPENSATION COMMITTEE

MEMBERS

Thomas Hartfield
(Chair)
Ming (Martin) Tian
Bruce Frank
Elias Farhat

PRINCIPAL RESPONSIBILITIES:

The Compensation Committee is responsible for approving, or recommending to the Board for approval, the compensation payable to the executive officers of the Company and administering the Company's equity compensation plans.

The Compensation Committee acts on behalf of and in conjunction with the Board to establish or recommend the compensation of our executive officers and to provide oversight of our overall compensation philosophy, policies and programs.

We have adopted a committee charter that details the principal functions of the Compensation Committee, including:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our CEO's compensation, evaluating our CEO's performance in light of such goals and objectives, and recommending to the Board for approval the compensation of our CEO based on such evaluation;

- overseeing the evaluation of executive officers other than the CEO and reviewing and recommending to the Board for approval on an annual basis the compensation of such other executive officers;

- administering and making recommendation to the Board with respect to our incentive compensation and equity-based remuneration plans that are subject to Board approval;

- approving and amending or modifying the terms of other compensation and benefit plans;

- reviewing and recommending to the Board for approval employment and severance arrangements for our executive officers;

- assisting management in complying with our proxy statement and annual report disclosure requirements, and overseeing preparation of the compensation committee report when required by SEC rules for inclusion in our annual report and proxy statement;

- overseeing the administration of the Company's clawback policy, and reviewing and recommending changes in the policy to the Board from time to time as appropriate;

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors; and

- annually evaluating the performance of the Compensation Committee and assessing the adequacy of the Compensation Committee's charter.

The Compensation Committee may delegate its duties and responsibilities to one or more subcommittees, consisting of not less than two members of the Compensation Committee, as it determines appropriate.

The Compensation Committee is composed of four directors, with three directors meeting Nasdaq independence requirements, and otherwise meets Nasdaq compensation committee composition requirements. Prior to March 8, 2024, we qualified as a "controlled company" under Nasdaq listing rules. As a "controlled company," we were not required to have a compensation committee composed entirely of independent directors. As we are no longer a "controlled company," each member of the Compensation Committee will be required to satisfy Nasdaq's independence requirements, subject to a one-year transition period.

The Compensation Committee has the authority, in its sole discretion, to retain or obtain the advice of a compensation consultant, legal counsel, or other advisers, at our expense, and are directly responsible for the appointment, compensation, and oversight of the work of any such advisers. However, before engaging or receiving advice from a compensation consultant, external legal counsel, or any other adviser, the Compensation Committee considers the independence of each such adviser, including the factors required by Nasdaq and the SEC.

The Compensation Committee has engaged Pearl Meyer as its compensation consultant. Pearl Meyer did not provide any other services to the Company or management, and Pearl Meyer only received fees from the Company for the services it provided to the Compensation Committee. The Compensation Committee evaluated Pearl Meyer's independence under the applicable Nasdaq and SEC standards and concluded that Pearl Meyer was independent of the Company and that its services raised no conflicts of interest. The Company's CEO and President/Chief Operating Officer were invited to participate in discussions regarding the 2023 compensation program and to give their recommendations.

NOMINATING AND GOVERNANCE COMMITTEE

MEMBERS

Qin (Joanna) Zhou
(Chair)
Ming (Martin) Tian
Bruce Frank
Thomas Hartfield
Mollie Fadule

PRINCIPAL RESPONSIBILITIES:

The Nominating and Governance Committee assists the Board by identifying and recommending individuals qualified to become members of the Board. The Nominating and Governance Committee is responsible for evaluating the composition, size, and governance of the Board and its committees and making recommendations regarding future planning and the appointment of directors to the committees, establishing procedures for considering stockholder nominees to the Board, reviewing the corporate governance principles, and making recommendations to the Board regarding possible changes; and overseeing and monitoring compliance with our Code of Business Conduct and Ethics.

We have adopted a committee charter, which details the purpose and responsibilities of the Nominating and Governance Committee, including:

- reviewing and recommending to the Board the skills, experience, characteristics, and other criteria for identifying and evaluating directors;
- identifying, reviewing the qualifications of, and recruiting individuals qualified to serve as directors, consistent with criteria approved by the Board, and recommending to our Board candidates for nomination for election at the Annual Meeting of Stockholders or to fill vacancies on our Board;
- developing and recommending to our Board a set of corporate governance guidelines;
- annually reviewing the Board's leadership structure and recommending changes to the Board as appropriate, and making recommendations to the independent directors regarding the appointment of the lead independent director;
- overseeing succession planning for positions held by senior executive officers and reviewing succession planning and management development at least annually with the Board;
- overseeing the annual self-evaluation of our Board, its committees, and individual directors; and
- annually evaluating the performance of the Nominating and Governance Committee and assessing the adequacy of the Nominating and Governance Committee's charter.

The Nominating and Governance Committee is composed of five directors, with three directors meeting Nasdaq independence requirements. Prior to March 8, 2024, we qualified as a "controlled company" under Nasdaq listing rules. As a "controlled company," we were not required to have our director nominees selected, or recommended for the Board's selection, by independent directors constituting a majority of the Board's independent directors in a vote in which only independent directors participate, or a nominations committee comprised solely of independent directors. As we are no longer a "controlled company," each member of the Nominating and Governance Committee will be required to satisfy Nasdaq's independence requirements, subject to a one-year transition period.

The Nominating and Governance Committee has the authority to retain counsel and other advisers as it determines appropriate to assist in performance of its functions at our expense, including any search firm to be used to identify director candidates, and to approve the fees and other retention terms of any such advisers.

EXECUTIVE LAND COMMITTEE

MEMBERS

John Ho (Chair)
Qin (Joanna) Zhou
Thomas Hartfield
Mollie Fadule

PRINCIPAL RESPONSIBILITIES:

The Executive Land Committee reviews and approves certain proposed transactions, including land purchases, borrowings, land sales, and joint ventures.

The Executive Land Committee has the authority to retain advisers as it determines appropriate to advise the committee and can set the terms (including approval of fees and expenses) of all such engagements, and to terminate any such engagements, and the Company will provide for appropriate funding, as determined by the committee, for paying fees to such advisors engaged by the committee.

ESG COMMITTEE

MEMBERS

John Ho (Chair)
Thomas Hartfield
Elias Farhat

PRINCIPAL RESPONSIBILITIES:

The ESG Committee discusses the Company's current ESG status, sustainability reporting, and utilization of existing operational resources.

Risk Oversight

A core responsibility of the Board is to oversee the Company's processes for assessing and managing risk. While the Audit Committee has primary responsibility for risk oversight, both the Audit Committee and the Board are actively involved in risk oversight, and both receive reports on our risk management activities from our executive management team on a regular basis. Members of both the Audit Committee and the Board also engage in periodic discussions with members of management as they deem appropriate to review and address the proper management of the Company's risks. In addition, each committee of the Board considers risks associated with its respective area of responsibility.



BOARD

Oversees the Company's processes for assessing and managing risk

AUDIT COMMITTEE

- Reviews and discusses the Company's practices with respect to risk assessment and risk management, and risks related to matters including the Company's financial statements and financial reporting processes, compliance, business conduct and ethics, and information technology and cybersecurity

COMPENSATION COMMITTEE

- Oversees the assessment of the risks related to the Company's compensation policies and programs applicable to officers and employees, and reports to the Board on the results of this assessment

NOMINATING & GOVERNANCE COMMITTEE

- Oversees risks related to corporate governance, including ESG and succession planning regarding the CEO and members of the Board

MANAGEMENT

CEO, Chief Financial Officer, President and Chief Operating Officer, Chief Accounting Officer, General Counsel, Vice President of Information Technology, and other members of management monitor and implement policies for managing the Company's risks, including those related to legal, accounting financial and cybersecurity matters, and report periodically on these matters to the Board and its Committees

Board Oversight of Cybersecurity

Our cybersecurity risk management program is integrated with our overall enterprise risk management program and is aligned with the methodologies, reporting channels, and governance processes that have been established by the Company's enterprise risk management teams. Our Board, which has overall oversight responsibility for our risk management, considers cybersecurity risk critical to the enterprise and has delegated primary cybersecurity risk oversight to the Audit Committee. The Audit Committee is responsible for reviewing and discussing the Company's practices with respect to risk assessment and risk management, as well as risks related to matters including, among other things, information technology and cybersecurity. Accordingly, the Audit Committee oversees management's design, implementation, and enforcement of our cybersecurity risk management program. The Audit Committee receives reports, at least quarterly, from our Vice President of IT on our cybersecurity risks, including briefings on our cyber risk management program and cybersecurity events. The Audit Committee also receives periodic presentations from our Vice President of IT, supported by our management team or external experts, which address a wide range of additional cybersecurity topics, including key cybersecurity metrics, the status of the Company's information security systems, and assessments of the Company's cybersecurity, among other things. The Audit Committee regularly reports to our Board on cybersecurity matters.

Communications with Directors

Stockholders may contact the Board by mailing correspondence "c/o Corporate Secretary" to the Company's principal offices at 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202. Correspondence will be forwarded to the respective director, except that the Corporate Secretary reserves the right not to forward advertisements or solicitations, customer complaints, obscene or offensive items, communications unrelated to the Company's affairs, business or governance, or otherwise inappropriate materials.

Governance Documents

The Audit Committee, Compensation Committee, and Nominating and Governance Committee each operate pursuant to written charters adopted by the Board. These charters, along with the Corporate Governance Guidelines and the Code of Business Conduct and Ethics, are available at the Company's website and in print to any stockholder who requests a copy. To access these documents from the Company's website, go to ir.landseahomes.com and select "Governance" from the drop-down menu. Requests for a printed copy should be addressed to Corporate Secretary, Landsea Homes Corporation, 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202.

Insider Trading Policy

Our Insider Trading Policy is designed to promote compliance with insider trading laws, rules and regulations and the Nasdaq listing rules and, among other things, prohibits all directors, officers, and employees, as well as members of such persons' immediate families and households (other than household employees) and such persons' controlled entities, from engaging in the following: (a) short-term trading; (b) short sales; and (c) transactions involving publicly traded options or other derivatives, such as trading in puts or calls with respect to Company securities.

Clawback Policy

In October 2023, we adopted a Clawback Policy, which is intended to comply with the requirements of Nasdaq Rule 5608 adopted by Nasdaq implementing Rule 10D-1 under the Exchange Act. In the event the Company is required to prepare an accounting restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under the federal securities laws, the Company will recover, on a reasonably prompt basis, the excess incentive-based compensation received by any covered executive, including our Named Executive Officers, during the prior three fiscal years that exceeds the amount that the executive otherwise would have received had the incentive-based compensation been determined based on the restated financial statements.

Director Compensation

Members of our Board who are not employees of the Company received the following compensation under our director compensation program in 2023. The director compensation program also provides each member of the Board with reimbursement for reasonable travel and miscellaneous expenses incurred in attending meetings and activities of the Board and its committees. Effective January 1, 2023, the Board made the following changes to the director compensation program to further align our program with peer practices: (i) a $5,000 increase in the Lead Director retainer, (ii) a $20,000 increase in the annual equity grant, (iii) a $200,000 annual cash retainer for the Chairman of the Board (Mr. Tian), and (iv) an additional committee membership retainer of $5,000 for service on the ESG Committee. As Chairman of the Board, Mr. Tian is only eligible to receive the Chairman Retainer.

Annual Cash Retainer:	$ 70,000
Committee Chairperson Retainers:	
Audit Committee	$ 25,000
Compensation Committee	$ 20,000
Nominating and Governance Committee	$ 20,000
Executive Land Committee	$ 10,000
Committee Membership Retainers:	
Audit Committee	$ 10,000
Compensation Committee	$ 8,000
Nominating and Governance Committee	$ 6,000
Executive Land Committee	$ 5,000
ESG Committee	$ 5,000
Lead Director Retainer:	$ 25,000
Chairman Retainer:	$200,000
Value of Annual Equity Grant (RSUs):	$115,000

In accordance with the terms of the director compensation program, each member of our Board (other than Mr. Tian) who is not an employee of the Company received a grant of 13,540 restricted stock units ("RSUs") on June 21, 2023 under our 2020 Stock Incentive Plan (Incentive Plan),

which will vest in connection with the Annual Meeting. In addition, each member of our Board (other than Mr. Tian) who is not an employee of the Company also received a grant of 14,566 RSUs on March 14, 2023 under the Incentive Plan, which vested in connection with the 2023 Annual Meeting, as the annual equity retainer for their service during their term ending with the 2023 Annual Meeting. Such RSUs were granted for service during each director's 2022-2023 term but are also included in amounts shown below because such RSUs were not granted until 2023.

In 2024, the Board approved the following adjustments to our director compensation policy, effective as of January 1, 2024: (i) a $2,000 increase in the annual cash retainer, (ii) a $10,000 increase in the annual equity grant, and (iii) increases of $2,500, $2,000, and $4,000 in the committee membership retainers for service on the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, respectively.

The following table presents information regarding compensation paid to the Company's directors during the fiscal year ended December 31, 2023 (the "2023 Fiscal Year"):

NAME	FEES EARNED OR PAID IN CASH ($)	STOCK AWARDS ($)[1]	TOTAL ($)
Elias Farhat	$ 80,001	211,435	$291,436
Mollie Fadule	$ 85,000	211,435	$296,435
Bruce Frank	$134,000	211,435	$345,435
Thomas Hartfield	$101,000	211,435	$312,435
Susan Lattmann[2]	$ 41,000	95,262	$136,262
Robert Miller[2]	$ 39,165	95,262	$134,427
Martin Tian	$200,000	—	$200,000
Joanna Zhou	$106,334	211,435	$317,769

[1] Amounts in this column represent the aggregate grant date fair value of RSUs granted during the 2023 Fiscal Year, calculated in accordance with FASB ASC Topic 718 based on the closing price of the Common Stock on the applicable date of grant: $8.58 for the RSUs granted on March 14, 2023 and $9.69 for the RSUs granted on June 21, 2023. As of December 31, 2023, each of the non-employee directors (other than Ms. Lattmann and Messrs. Miller and Tian) held 13,540 unvested RSUs, and Ms. Lattmann and Messrs. Miller and Tian did not hold any unvested RSUs.

[2] Ms. Lattmann and Mr. Miller served on our Board until the 2023 Annual Meeting on June 14, 2023. Thus, their compensation amounts were pro-rated for their partial year of service.

Election of Directors

Our Second Amended and Restated Certificate of Incorporation (the "Certificate") specifies that the Board consists of one class of directors. Based on the recommendation of the Nominating and Governance Committee, the Board nominated seven directors for election at the Annual Meeting to hold office until the 2025 Annual Meeting of Stockholders and until their successors have been elected and qualified. Proxies cannot be voted for a greater number of persons than the number of nominees named.

Each of the nominees has consented to serve as a director, if elected, and all of the nominees are currently directors. We have no reason to believe that any of the nominees will be unavailable or, if elected, will decline to serve. If any nominee becomes unable or unwilling to stand for election as a director, proxies will be voted for any substitute as designated by the Board, or alternatively, the Board may reduce the size of the Board.

Our Board recommends a vote "**FOR**" the election of each nominee.

Director Nominees

For each of the seven director nominees standing for election, the following describes certain biographical information and the specific experience, qualifications, attributes, or skills that qualify them to serve as our directors and, as applicable, the Board committees on which they serve.

Ming (Martin) Tian | 63

CHAIRMAN

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Business Development / Business Operations

 Senior Executive Leadership

 Human Capital Management

 Risk Management

 Public Company Governance

 Environmental Sustainability Practices

COMMITTEES

- Compensation
- Nominating and Governance

OTHER PUBLIC COMPANY BOARDS

- Landsea Green
- Landsea Green Life Service Company Limited ("Landsea Green Life Service")
- Chervon Holdings Limited

BACKGROUND

- Founded Landsea Homes in 2013 and served as chairman of the board until the Business Combination, continuing to serve as Chairman of the Board of the Company
- Founded the parent company of Landsea Homes, Landsea Group Co., Ltd. ("Landsea Group"), a real estate developer and operator of green tech companies, in 2001 in China, and is now Landsea Group's largest stockholder
- Has served as chairman and president of Landsea Group since 2001
- Has served as an executive director and chairman of the board of Landsea Green, an international property development service provider with green building technologies and vertically integrated business capabilities, since 2013

- Is executive director and chairman of the board of Landsea Green Life Service, a property management service provider
- Has served as president and chairman of Landsea Holdings since 2015, and is chairman of Shanghai Landleaf Architecture Technology Co., Ltd.
- Is an independent director of Chervon Holdings Ltd., a provider of power tools and outdoor power equipment
- Received a master's degree from Nanjing University in Foreign-Related Economic Administration and an Executive MBA degree from China Europe International Business School (CEIBS) in China

SELECT QUALIFICATIONS

- **Strategic Planning / Strategy Development**
  Brings to the Board the expansive vision and expertise in strategic planning and long-term development demonstrated by his founding and shepherding of Landsea Group from a registered capital investment of $1.5 million (at incorporation) to a total asset value exceeding $4.7 billion in 2023, enhancing the Board's strategic perspective

- **Environmental Sustainability Practices**
  Over two decades of experience as a founder and director in the international green tech and green building sectors enhances the Board's ability to provide oversight and leadership in this space

- **Homebuilding / Real Estate Industry**
  Has served for decades in executive leadership and oversight roles at in the real estate and homebuilding sectors, broadening the Board's understanding of the complex challenges of operating in this industry

Mr. Tian is an experienced founder and executive with significant global management, real estate, and investment experience. His presence on the Board provides a global perspective and both broadens and deepens the Board's understanding of the real estate sector, including the Company's customers, strategic planning environment, and potential challenges.

John Ho | 41

CEO

DIRECTOR SINCE: 2021

Strategic Planning / Strategy Development

Homebuilding / Real Estate Industry

Business Development / Business Operations

Senior Executive Leadership

Accounting / Financial Reporting

Human Capital Management

Environmental Sustainability Practices

COMMITTEES

- Executive Land (Chair)
- ESG (Chair)

OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

- Established Landsea Homes in August 2013 and served as its CEO and board member from 2014 until the Business Combination
- Has served as CEO of the Company since the Business Combination and served as interim Chief Financial Officer of the Company from the Business Combination until December 2021
- Served as interim Chief Financial Officer of Landsea Homes from January 2019 until the Business Combination

- Served as Director of Jones Lang LaSalle ("JLL") from July 2011 to October 2013, and Vice President at JLL from December 2008 to June 2011. During that time, he led the firm in international business development, focused on delivering transactional, consultancy, and other integrated real estate services to businesses investing overseas
- Served as a director of Landsea Holdings from 2014 to January 2021
- Received a bachelor's degree from the University of Southern California and an MBA from the UCLA Anderson School of Management

SELECT QUALIFICATIONS

- **Homebuilding / Real Estate Industry**

  Gained extensive experience in the real estate industry prior to establishing Landsea Homes, through 10 years in real estate investment and development working at global real estate investment management and consulting firms Colliers International and JLL

- **Senior Executive Leadership**

  Brings to the board over 10 years of proven executive leadership as the founding CEO of Landsea Homes, continuing to lead the Company today, and also served as the interim Chief Financial Officer of Landsea Homes and the Company between January 2019 and December 2021

- **Business Development / Business Operations**

  Grew Landsea Homes and the Company from a start-up operation with no revenue in 2013 into a 500+ employee business with north of $1.2 billion in revenues in 2023, including overcoming challenges such as the COVID-19 pandemic

Mr. Ho is an experienced executive who brings to the Board his significant leadership and real estate experience, his financial management expertise, and his accomplishments in building the Company.

Qin (Joanna) Zhou | 50

DIRECTOR SINCE: 2021

Strategic Planning / Strategy Development

Senior Executive Leadership

Public Company Governance

Homebuilding / Real Estate Industry

Human Capital Management

Environmental Sustainability Practices

Business Development / Business Operations

Risk Management

COMMITTEES
- Nominating and Governance (Chair)
- Executive Land

BACKGROUND
- Served on the Landsea Homes board from 2013 until the Business Combination
- CEO and director of Landsea Holdings from January 2021 to August 2023, currently Executive Vice President
- Joined Landsea Green in 2002 and served as the regional General Manager in multiple locations, such as Nanjing, Suzhou and Shanghai. Ms. Zhou retired by rotation from Landsea Green effective June 19, 2020, to focus on the business efforts of Landsea Group, the controlling stockholder of Landsea Green
- Served as Non-Executive director for Landsea Green from January 2015 to August 2016, when she was redesignated as an Executive Director, in which capacity she served until 2020

PAST PUBLIC COMPANY BOARDS
- Landsea Green
- Landsea Green Life Service

- Served as the assistant to the Chairman, General Manager of Shanghai Landsea Architecture Technology Co., Ltd. and general manager of Landsea Architecture Design Institute. Ms. Zhou also served as the Chief Human Resources Officer of Landsea Group, and has served as Chief International Officer and Vice President of Landsea Group since 2015
- Served as Executive Director and Vice Chairwoman of the Board of Landsea Green Life Service from July 2021 to March 2024
- Received an Executive MBA from China Europe International Business School and an MBA from Nanjing University

SELECT QUALIFICATIONS
- **Strategic Planning / Strategy Development**

  Brings to the Board the experience gained from managing Landsea Group's global strategic deployment, enhancing the board's leadership on and oversight of the Company's strategic priorities
- **Human Capital Management**

  Extensive business experience includes service as Chief Human Resources Officer of Landsea Group, contributing valuable expertise and experience to the Board's oversight of human capital management and compensation

- **Business Development / Business Operations**

  Brings to the Board over 22 years of experience in business operations and development, enhancing the Board's ability to conduct effective oversight of management's performance
- **Environmental Sustainability Practices**

  Contributes to the Board extensive expertise and years of experience in renewable energy utilization and sustainable building practices within the real estate development realm

Ms. Zhou is an experienced executive and director in the real estate industry.

Bruce Frank | 70

LEAD INDEPENDENT DIRECTOR

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Senior Executive Leadership

 Accounting / Financial Reporting

 Risk Management

 Public Company Governance

COMMITTEES
- Audit (Chair)
- Compensation
- Nominating and Governance

OTHER PUBLIC COMPANY BOARDS
- Morgan Stanley Direct Lending Fund*
- SL Investment Corp.*
- T Series Middle Market Loan Fund LLC*
- North Haven Private Income Fund LLC*
- North Haven Private Income Fund A, LLC*
- LGAM Private Credit LLC*

* Entities related within the same fund family

BACKGROUND
- Served on the Landsea Homes board from 2015 until the Business Combination
- Served as a senior partner within the assurance service line of Ernst & Young LLP's real estate practice from April 1997 to June 2014, when he retired
- Chairs the Audit Committee and serves on the Nominating and Corporate Governance Committee of each of Morgan Stanley Direct Lending Fund, SL Investment Corp., T Series Middle Market Loan Fund LLC, North Haven Private Income Fund LLC, North Haven Private Income Fund A, LLC, and LGAM Private Credit LLC

- Served as a member of the board of directors of VEREIT, Inc. from July 2014 through March 2017 and was a member of its Audit and Nominating and Corporate Governance Committees
- Served as a member of the board of directors of ACRE Realty Investors Inc. from October 2014 through October 2017 and was a member of its Audit and Compensation Committees
- Earned a bachelor's degree from Bentley College

SELECT QUALIFICATIONS

- **Accounting / Financial Reporting**

  Is a member of the American Institute of Certified Public Accountants and is a Certified Public Accountant in the State of New York and brings to the Board his extensive experience and expertise in financial oversight, accounting and corporate finance acquired over a decades-long career in which he rose to the role of senior partner at Ernst & Young LLP

- **Public Company Governance**

  Extensive experience as a public company board member, including with serving on and chairing public company audit committees, provides valuable expertise to the Board

- **Homebuilding / Real Estate Industry**

  Experience in the homebuilding and real estate industry derives from his career in Ernst & Young LLP's real estate practice and service on other industry boards, including the boards of VEREIT and ACRE Realty Investors

Mr. Frank is an experienced accounting professional and director in the real estate industry who enhances the Board's ability to provide effective financial oversight.

Mr. Frank currently serves on the audit committee of six other public companies, all of which are business development companies under the Investment Company Act of 1940, as amended, and are related entities within the same fund family. The Board has determined that such simultaneous service does not impair the ability of Mr. Frank to effectively serve on the Company's Audit Committee. In making this determination, the Board considered the mix of companies involved and the fact that they are all business development companies within the same fund family, as well as Mr. Frank's 95% attendance at 2023 meetings of the Board and the committees on which he serves, including 100% attendance at Audit Committee meetings, his valued contribution as Audit Committee Chair, and his extensive background and experience in accounting, including as a Certified Public Accountant and former senior partner of Ernst & Young LLP.

Thomas Hartfield | 70

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Homebuilding / Real Estate Industry

 Senior Executive Leadership

 Accounting / Financial Reporting

 Risk Management

 Public Company Governance

COMMITTEES

- Compensation (Chair)
- Nominating and Governance
- Executive Land
- ESG

OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

- Served on the Landsea Homes board from 2017 until the Business Combination
- Served as a senior advisor at Annascaul Advisors LLC, a registered broker-dealer, in New York from 2006 to 2010, when he retired
- Served as managing director of the Homebuilding and Building Products Group at the global investment bank Houlihan Lokey Howard & Zukin from 2002 to 2006

- Served as a managing director and partner at investment bank Dillon Read & Co. and its successor firm, UBS AG, from 1982 to 2001, where he was a senior member of the Homebuilding and Building Products Group and headed the Private Financing Group. His clients included Meritage Homes, Ryland Homes, KB Homes and Highland Homes. At UBS, he started the Private Equity Group
- Received a B.S. from the University of Oregon and an MBA from Leonard N. Stern School of Business at New York University

SELECT QUALIFICATIONS

- **Risk Management**

  Served in financial and advisory roles within real estate and homebuilding investment sector, providing the Board with a broad perspective on risks to which companies operating in this space are potentially vulnerable

- **Homebuilding / Real Estate Industry**

  Served in financial and advisory roles within real estate and homebuilding investment sector, resulting in a broad and valuable understanding of successfully raising capital for real estate companies, enhancing the Board's strategic perspective on the complex challenges of raising capital in the global marketplace

- **Accounting / Financial Reporting**

  Acquired significant financial experience and acumen through his long career in financial and advisory roles, enhancing the Board's oversight of financial reporting matters

Mr. Hartfield is an experienced investment banker and real estate professional who brings to the Board his extensive experience and industry knowledge of finance, homebuilders, and the real estate industry.

Elias Farhat | 58

DIRECTOR SINCE: 2021

 Strategic Planning / Strategy Development

 Risk Management

 Business Development / Business Operations

 Senior Executive Leadership

 Public Company Governance

 Legal / Regulatory

 Accounting / Financial Reporting

 Human Capital Management

 Environmental Sustainability Practices

 Homebuilding / Real Estate Industry

COMMITTEES

- Audit
- Compensation
- ESG

PAST PUBLIC COMPANY BOARDS

- LFAC (the Company prior to the Business Combination)
- LF Capital Acquisition Corp II

BACKGROUND

- Served on the LFAC board from 2017 until the Business Combination
- Has served as President of Andesite Advisors, Inc., an advisory firm, since November 2021
- Served as Executive Chairman and Chief Executive Officer of LF Capital Acquisition Corp II, a special purpose acquisition company, from November 2021 to November 2023
- Served as Chief Strategy Officer for Candriam, an asset management company with over $170 billion under management from October 2016 to October 2021
- Former member of Candriam's Group Strategy Committee and Executive Committee
- Partner of Capital E, a private equity and real estate firm, from 2003 to 2016 and held several board and advisory positions at portfolio companies with ties to Capital E

- In 2003, founded Velocity Advisors, a private equity advisory firm which sourced and structured transactions on behalf of institutional investors, and served as Managing Partner from 2003 to 2016
- Vice President and Partner at Bain & Company from 1990 to 2002, where he spent 12 years as a management consultant across Europe, the U.S. and Latin America and has advised boards, CEOs and senior management of Fortune 1000 companies as well as several buyout funds on a broad range of strategic, operational, financial and organizational issues
- Led Bain's Private Equity Group activities in the Southern US region and was involved in its Investment Committee
- Previously served as a director of Huron Inc. and CBI, Inc.
- Graduate of Ecole Supérieure des Sciences Economiques et Commerciales (ESSEC) in Paris

SELECT QUALIFICATIONS

- **Strategic Planning / Strategy Development**

  Served in strategic and advisory roles across the private and public investing space, resulting in extensive experience in and understanding of strategic planning and positioning, including with respect to raising capital and assessing strategic transactions

- **Accounting / Financial Reporting**

  Extensive and high-level experience structuring and advising on private and public transactions, as well as successfully raising capital and monitoring its deployment, enhances the Board's ability to conduct effective financial oversight, including with respect to acquisitions

- **Risk Management**

  Long career in private and public equity has provided a broad and valuable understanding of the complex risks and challenges facing participants in the global marketplace

Mr. Farhat is an experienced asset manager and management consultant who brings to the Board his experience in private equity, capital markets, transactional matters, and oversight of operational performance, including at acquired companies.

Mollie Fadule | 41

DIRECTOR SINCE: 2021

Strategic Planning / Strategy Development

Homebuilding / Real Estate Industry

Business Development / Business Operations

Senior Executive Leadership

Accounting / Financial Reporting

Risk Management

COMMITTEES

- Audit
- Nominating and Governance
- Executive Land

OTHER PUBLIC COMPANY BOARDS

None

BACKGROUND

- Has served as Chief Financial and Investment Officer at JPI, a developer, builder and investment manager, since 2021
  - Led the successful acquisition of JPI's platform by Sumitomo Forestry (TYO: 1911) in November 2023
  - Spreadheaded strategic transactions totaling over $3 billion in deal volume
  - 2023 NMHC 8th largest developer and #1 fastest growing developer in the US
- Founder and Partner of Cephas Partners, a private equity firm formed in 2012 that specializes in alternative investments with a primary focus on real estate opportunities
- Prior to joining Cephas Partners in 2012, served as Vice President at Bank of America Merrill Lynch in the Real Estate Principal Investments group in New York, from May 2006 to December 2011
- Since 2015 has invested in and advised multiple companies bringing new technologies to the real estate and construction industries

- Previously served on the Global CREW Network board, serving over 11,000 women in commercial real estate
- Currently serves as a director on the boards of directors of private companies, including: Pallet, a Social Purpose Corporation focused on portable shelter systems, and Urban Housing Ventures, a workforce affordable housing fund
- 2024 Globe St. Woman of Influence
- NAIOP National Developing Leader Award
- BisNow Seatlle Power Woman
- Puget Sound Business Journal's 40 under 40
- AEC Innovator
- Received a Bachelor's degree in history and science from Harvard University

SELECT QUALIFICATIONS

- **Strategic Planning / Strategy Development**

  Experience as a founder, investor, and advisor in the finance sector of the real estate and construction industries brings a valuable perspective to the Board's oversight and development of long-term strategy within its industry

- **Accounting / Financial Reporting**

  Experience and expertise gained as an investment banker and chief financial and investment officer strengthens the Board's oversight of financial reporting matters

- **Homebuilding / Real Estate Industry**

  Experience as a founder, investor, and advisor in the finance sector of the real estate and construction industries provides a broad and multi-layered perspective on industry risks and trends

Ms. Fadule is an experienced real estate and investment professional who brings to the Board her experience and background in the real estate and homebuilding industries.

SUSTAINABILITY AND HUMAN CAPITAL

Sustainability in Our Business

Sustainability in Our Business

At the Company, ESG principles are woven throughout our deep-rooted commitment to sustainability. We seek to build in a responsible manner using the latest technological advances that can make life easier, provide energy savings, and allow homeowners to live healthier, all of which are reflected in our High Performance Homes. Our Company is built on a foundation of integrity and trust, and we aim for our sustainability approach to benefit our team, our customers, and the communities that we create. We believe that seeking to be ethical business partners, stewards of the environment, champions of our employees, and responsible members of our communities promotes long-term stakeholder value and the achievement of sustainable business success.

We have sought to embed these principles of sustainability in our approach to business since the completion of our very first home nearly a decade ago. There are four key pillars of focus for our sustainability program: Governance, Our Team, Social Responsibility and Environmental Sustainability. We believe that our efforts in these areas offer us a competitive advantage and help create long-term value for our investors, employees, customers, and communities. Our 2022 Sustainability Report, available on our website, summarizes our approach to sustainability and describes our progress in the ESG areas most relevant to our business. Our Sustainability Report is not considered part of or incorporated by reference in this Proxy Statement.

Governance

We are committed to a culture of responsibility, integrity, and ethical business conduct and to maintaining sound governance and compliance practices that help build long-term value and trust with our stakeholders.

Our Team

We aim to enrich our team by providing a positive environment in which employees can expand their skills, grow toward their goals and achieve more together. We have aligned our internal sustainability reporting efforts with the Sustainability Accounting Standards Board ("SASB") Standards for the homebuilding industry. We are working toward providing disclosures and metrics that align with SASB Standards. We also reference certain United Nations Sustainable Development Goals that we believe are most strongly aligned with our business activities and key priority areas in this reporting as well. For more about how we build and manage our team, please see "Human Capital Management" below.

Social Responsibility

We seek to drive positive social impact through our commitment to providing high quality, affordable, and financially accessible homes and to helping strengthen the communities where we build and operate.

Environmental Sustainability

We are focused on sustainable, energy efficient, and eco-friendly building practices that we believe result in a lighter environmental impact, lower resource consumption, and a reduced carbon footprint.

In 2019, Landsea Homes officially launched its HPH program in select communities across California and Arizona, and the program has now been expanded to include Texas, Florida, and Colorado. The program focuses on home automation, sustainability, and energy savings, three factors that we believe are highly desired by our customers.

We strive to reduce our impact on many key resources, particularly fresh water. We employ strategies throughout the life of our homes designed to reduce our impact on freshwater reserves. We work with landscape architects to design our communities for minimal water usage. Designs often utilize recycled water, xeriscaping and sprinkler systems with rain-smart sensors to reduce water consumption. Avoiding over-irrigation assists in water conservation and aids in fire prevention at our communities.

During construction, we seek to implement best-practice water conservation measures, including concrete and paint washouts. We create stormwater pollution prevention plans to control erosion and minimize chemical impact to stormwater runoff. To help promote the quality of the site once our homes have been completed, we implement our Water Quality Management Program, and we share these operation and maintenance plans with homeowners and homeowner associations to ensure the ongoing maintenance of stormwater filtration facilities.

Human Capital Management

Hiring, Retention and Turnover. We focus significant attention on attracting and retaining talented and experienced individuals to manage and support our operation. New employees are provided training on our culture and expectations, including our commitment to sustainability. Our management team routinely reviews employee turnover rates at various levels of the organization. As of December 31, 2023, with a 12-month lookback period, the Company had a voluntary turnover rate of approximately 16.2, and an involuntary turnover rate of approximately 8.8%.

Internal Promotion and Compensation. Every year, each manager helps set his or her employees' professional goals for internal promotion, and monitors employees' progress throughout the year. Employee compensation is determined based on industry benchmarks and cost of living factors. Bonus incentives are primarily paid out annually based on division performance goals. We recommend and promote continuing education for all employees and offer tuition reimbursement for job-related curricula.

Worker Safety and Compliance with Laws. We actively train our employees and management on workplace safety and related laws and regulations. With respect to workplace safety, we utilize a third-party vendor to support compliance with California/Occupational Safety and Health Administration ("OSHA") and federal OSHA safety requirements. Internally, we have a formal safety committee to review employee safety protocols. With respect to compliance with employment-related laws and regulations, we provide management training on leadership development, the progressive discipline process, and updates on labor laws, protected leaves, and wage and hour rules. In addition, our employees are required to complete a two-hour harassment prevention training.

Non-Binding Advisory Vote to Approve Named Executive Officer Compensation

In accordance with Section 14A of the Exchange Act, and as a matter of good corporate governance, we are asking stockholders to approve the compensation of our Named Executive Officers, as disclosed in this Proxy Statement.

We are required by Section 14A of the Exchange Act to offer our stockholders an opportunity to cast an advisory, non-binding, vote on the compensation of our named executive officers, as disclosed in this Proxy Statement, pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act enacted in July 2010 (commonly referred to as a "say on pay" vote). This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies, and practices described in this Proxy Statement. Although the vote is non-binding, we value constructive feedback from our stockholders on executive compensation and other important matters, and the Board and the Compensation Committee will consider the voting results when making future compensation decisions.

Our Compensation Committee, which is responsible for approving (or recommending to the Board for approval) the compensation payable to the executive officers of the Company, has designed our executive compensation program to link a substantial portion of each executive's realized compensation to the achievement of the Company's performance objectives as well as to align realized compensation with changes in the value of stockholders' investments.

In connection with your vote on this proposal, we urge you to read the Summary Compensation Table and other related compensation tables and narratives that follow in this Proxy Statement (excluding the Pay Versus Performance Table and related narratives), which provide detailed information on the compensation of our Named Executive Officers. Our Compensation Committee and our Board of Directors believe that the policies and procedures articulated in these sections of this Proxy Statement are effective in achieving our goals.

The affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote thereon at the Annual Meeting is required for approval of this proposal. Abstentions will have the same effect as a vote "against" the proposal, and broker non-votes, if any, will have no impact on the vote, assuming that a quorum is present. We expect the next advisory vote to approve the compensation of our Named Executive Officers to be conducted at our 2025 Annual Meeting of Stockholders.

Our Board of Directors recommends a vote "**FOR**" the approval, on a non-binding, advisory basis, of the compensation of our Named Executive Officers.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Below is a list of our executive officers and their respective ages and a brief account of the business experience of each of them.

NAME	AGE	POSITION
John Ho	41	Chief Executive Officer; Director
Michael Forsum	62	President; Chief Operating Officer
C. Kelly Rentzel	49	General Counsel
Christopher Porter	58	Chief Financial Officer

John Ho's biographical information can be found with the other director biographies in the Director Nominees section.

Michael Forsum served as the Chief Operating Officer of Landsea Homes from August 2016 until the Business Combination, and he has since served as our President and Chief Operating Officer. Prior to joining Landsea Homes, Mr. Forsum spent nearly 30 years in the homebuilding industry as a senior level executive and worked from 2009 to 2016 in private equity as a partner specializing in residential real estate investing for Starwood Land Ventures, a wholly-owned subsidiary of Starwood Capital Group Global, a private investment firm. During his homebuilding career, Mr. Forsum led homebuilding operations at KB Homes from 1985 to 1993. Mr. Forsum also served as a Division President of Ryland Homes from 1994 to 2001. Later, as Taylor Woodrow/Morrison's West Region President, Mr. Forsum was responsible for overseeing multiple operating divisions in California, Arizona, Nevada, and Colorado from 2001 to 2008. Mr. Forsum also served on Taylor Woodrow/Morrison's North American Leadership team, which set strategic direction and established company governance and procedures, from 2000 to 2008. During Mr. Forsum's homebuilding tenure, he was associated with the acquisition, planning and development of nearly 25,000 home sites, and the building of over 20,000 homes. In 2008, Mr. Forsum co-founded Starwood Land Ventures, an affiliated company of Starwood Capital Group Global, a private equity firm specializing in real estate, which he left in 2016. Mr. Forsum is on the National Board of Directors for HomeAid America and received a bachelor's degree from Arizona State University.

C. Kelly Rentzel has served as our General Counsel and Secretary since January 2024. Prior to joining the Company, Ms. Rentzel served as Executive Vice President, General Counsel, and Secretary at First Foundation Inc., a financial services company with two wholly-owned operating subsidiaries, First Foundation Advisors and First Foundation Bank, from 2021 to 2023. Before joining First Foundation, Ms. Rentzel served as Executive Vice President, General Counsel, and Secretary for Texas Capital Bank, a publicly-traded financial institution, from 2016 to 2021; she became its first in-house lawyer in 2012 and ultimately built an in-house team of six attorneys. Ms. Rentzel began her legal career at Baker Botts LLP, spending five years in private practice before serving six years as a staff attorney and then law clerk at the United States District Court for the Northern District of Texas. Ms. Rentzel received a bachelor's degree from Rice University and earned her Juris Doctorate from the Dedman School of Law at Southern Methodist University.

Christopher Porter has served as our Chief Financial Officer since December 2021. He has over 30 years of diverse experience in corporate finance in both public and private equity settings across multiple industries, including all major commercial real estate sectors, senior housing, defense contracting, and banking/finance. Prior to joining the Company, he founded and served as the Managing Member of Cubed One Advisors, LLC, a financial services and accounting advisory consulting company from April 2021 to November 2021. In 2013, Mr. Porter co-founded, and through March 2021 served as President and Chief Financial Officer of, Silverstone Healthcare Company, a senior housing real estate development company, and was instrumental in growing it to nine luxury developments and successfully raising approximately $1 billion in debt and equity. During his tenure he also oversaw all accounting, reporting, finance, human resources, liquidity, and asset management functions. Prior to Silverstone, Mr. Porter was Vice President and Treasurer of Dyn-Corp International, responsible for its global Treasury, Risk Management, Liquidity, and Investor Relations. Mr. Porter spent the previous 10 years at Crescent Real Estate Equities, ending with the role of Managing Director, in which capacity he was in charge of Capital Markets, Risk Management, and Treasury. Mr. Porter received a bachelor's degree from the University of Texas at Austin and an MBA from the University of North Texas.

Number and Terms of Office of Officers

Our officers are appointed by the Board and serve at the discretion of the Board, rather than for specific terms of office. Our Board is authorized to appoint persons to the offices set forth in our Bylaws as it deems appropriate. Our Bylaws provide that our officers may consist of a Chairman of the Board and a CEO, President, Chief Financial Officer, Secretary, Treasurer, one or more Vice Presidents, and such other officers as may be determined by the Board.

EXECUTIVE COMPENSATION

We are currently considered a smaller reporting company for purposes of the executive compensation disclosure rules. In accordance with such rules, we are permitted to provide more limited executive compensation disclosures. This section discusses the material elements of compensation awarded to, earned by, or paid to the principal executive officer of the Company and the two next most highly compensated executive officers of the Company. These individuals are referred to as the "Named Executive Officers" or "NEOs."

Summary Compensation Table

The following table presents information regarding the compensation of NEOs for services rendered during the 2023 Fiscal Year and the fiscal year ended December 31, 2022:

NAME AND PRINCIPAL POSITION	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS ($)[1]	NON-EQUITY INCENTIVE COMPENSATION ($)[2]	ALL OTHER COMPENSATION ($)[3]	TOTAL ($)
John Ho Chief Executive Officer	2023	$800,000	$—	$ —	$1,692,000	$20,652	$2,512,652
	2022	$750,000	$—	$4,210,000	$1,472,000	$27,924[4]	$6,459,924
Michael Forsum President and Chief Operating Officer	2023	$800,000	$—	$ —	$1,692,000	$14,313	$2,506,313
	2022	$750,000	$—	$4,210,000	$1,656,000	$14,790	$6,630,790
Christopher Porter Chief Financial Officer	2023	$470,000	$—	$ 299,582	$ 522,000	$17,380	$1,308,962
	2022	$450,000	$—	$ 295,096	$ 515,200	$ 8,727	$1,269,023

[1] Amounts in this column for 2023 represent the grant date fair value computed in accordance with FASB ASC Topic 718 of (i) RSUs granted to Mr. Porter on July 26, 2023, which have a per RSU grant date fair value of $9.56, calculated based on the closing price of the Common Stock on the date of grant, and (ii) performance share units ("PSUs") granted to Mr. Porter on July 26, 2023, which have a per target PSU grant date fair value of $9.56, in each case, under the Incentive Plan. Please read Note 15 to our consolidated financial statements for the fiscal year ending December 31, 2023 included in our Annual Report for a discussion of the assumptions used to determine the FASB ASC Topic 718 value of the PSU award and "Narrative Disclosure to the Summary Compensation Table—Long Term Incentive Compensation—2023 Awards" for more details regarding these awards. PSUs are shown assuming target achievement of the applicable performance conditions. If maximum performance were assumed, the value of the PSUs granted to Mr. Porter as of the date of grant would be $359,494. Messrs. Ho and Forsum did not receive any equity awards during the 2023 Fiscal Year.

[2] Amounts in this column represent amounts paid under our annual bonus program for performance in the 2023 Fiscal Year. For more information regarding the annual bonus program for 2023 see "Narrative Disclosure to the Summary Compensation Table-Annual Bonus Program" below.

[3] Amounts in this column include (i) matching contributions under our 401(k) plan made during the 2023 Fiscal Year and (ii) other perquisites and benefits, which include Company payments of automobile leases and automobile allowances, monthly cell phone allowances, gym memberships, and executive physicals through Hoag Executive Health.

NAME	COMPANY 401(K) MATCHING CONTRIBUTIONS ($)	OTHER ($)	TOTAL ($)
John Ho	$5,538	$15,114	$20,652
Michael Forsum	$ —	$14,313	$14,313
Christopher Porter	$9,900	$ 7,480	$17,380

[4] Includes $12,990 of automobile lease payments which were inadvertently excluded from the Summary Compensation Table included in our 2023 proxy statement.

Narrative Disclosure to the Summary Compensation Table

The following is a brief description of the compensation arrangements we have with each of the NEOs and other components of their compensation during the 2023 Fiscal Year. The Board makes decisions regarding executive compensation based on recommendations given by the Compensation Committee, which are developed based on the advice and guidance provided by Pearl Meyer, the Compensation Committee's independent compensation consultant. The goal of the Company's executive compensation program is to be competitive in order to attract and retain our executive officers while linking a significant portion of cash compensation to performance objectives and providing a portion of executive compensation as long-term incentive compensation in the form of equity awards.

Base Salaries

Base salary is a fixed element within a total compensation package intended to attract and retain the talent necessary to successfully manage our business and execute our business strategies. Base salaries for our NEOs are established based on the scope of their responsibilities, considering relevant experience, internal pay equity, tenure, and other factors deemed relevant. Effective January 1, 2023, the Board approved, upon recommendation by the Compensation Committee, the following base salary changes, in order to bring base salaries and total direct compensation more in line with peer company median:

NAME	2022 BASE SALARY	2023 BASE SALARY
John Ho	$750,000	$800,000
Michael Forsum	$750,000	$800,000
Christopher Porter	$450,000	$470,000

Annual Bonus Program

For the 2023 Fiscal Year, each NEO participated in our Executive Cash Incentive Plan, pursuant to which the Company established the annual bonus program for 2023. Under the annual bonus program for 2023, each NEO was eligible to receive a cash bonus payment based on the Company's performance. The Board, upon recommendation of the Compensation Committee, established 2023 target annual bonus levels for each NEO, as set forth below:

NAME	2023 TARGET ANNUAL BONUS
John Ho	$1,200,000
Michael Forsum	$1,200,000
Christopher Porter	$ 370,000

Under the 2023 annual bonus program, payment of annual bonuses to the NEOs was based on achievement of revenue and adjusted earnings per share (EPS) performance targets. The Board and the Compensation Committee selected these measures as those that best align executive performance with the Company's business objectives and goals. The table below sets forth the threshold, target and maximum performance goals, the Company's achievement against those performance goals, and the resulting total payout percentage under the 2023 annual bonus program.

PERFORMANCE MEASURE	WEIGHTING	THRESHOLD (50% PAYOUT)	TARGET (100% PAYOUT)	MAXIMUM (200% PAYOUT)	ACTUAL RESULTS	WEIGHTED PAYOUT PERCENTAGE
Revenue[1]	60%	$820 million	$1,093 million	$1,366 million	$1,210 million	86%
Adjusted EPS[2]	40%	$0.84	$1.12	$1.40	$1.22	55%
					TOTAL PAYOUT PERCENTAGE:	141%

[1] Revenue means the Company's total revenue, calculated in accordance with U.S. GAAP.

[2] Adjusted EPS means (i) the Company's net income (loss), calculated in accordance with U.S. GAAP, adjusted to exclude the effects of related party interest that was pushed down by our parent company, purchase accounting adjustments for acquired work in process inventory related to business combinations, the impact from our unconsolidated joint ventures, merger related transaction costs, loss (gain) on debt extinguishment or forgiveness, and loss on remeasurement of warrant liability, and tax-effected using a blended statutory tax, divided by (ii) the diluted weighted average shares of common stock outstanding (39,076,322).

Based on these results, the Company paid the following annual bonus payments to the NEOs for the 2023 Fiscal Year:

NAME	2023 ANNUAL BONUS
John Ho	$1,692,000
Michael Forsum	$1,692,000
Christopher Porter	$ 522,000

Long Term Incentive Compensation

The Company maintains the Incentive Plan, pursuant to which the Company may grant RSUs, PSUs, and other equity-based awards.

2023 Awards

On July 26, 2023, the Board, upon recommendation by the Compensation Committee, approved annual equity awards for Mr. Porter consisting of RSUs and PSUs. Mr. Porter's 2023 RSUs, representing 40% of his target award, vest ratably over three years. His PSUs, representing 60% of his target award, may vest from 0% to 200% of the target PSUs based upon the level of achievement of the applicable performance metrics over a three-year performance period, as further described below.

In 2022, Messrs. Ho and Forsum previously received PSUs covering a performance period of five-years (ending December 31, 2026) and, as such, Messrs. Ho and Forsum did not receive any equity awards during the 2023 Fiscal Year.

The table below sets forth the number of RSUs and PSUs granted to Mr. Porter:

NAME	NUMBER OF RSUs	TARGET NUMBER OF PSUs
Christopher Porter	12,535	18,802

The 2023 PSUs provide for the opportunity to earn up to 200% of the target amount based on the Company's performance over a performance period beginning January 1, 2023 and ending December 31, 2025. These PSUs become earned 50% based on the Company's cumulative revenue and 50% based on the Company's average adjusted return on equity (ROE), in each case, measured over the three-year performance period, subject to achievement of threshold performance levels (which result in a 50% payout). Achievement of target performance levels results in a 100% payout, and achievement of maximum performance levels results in a 200% payout. Any earned PSUs will be settled in shares of our Common Stock.

Selection of Cumulative Revenue and Average Adjusted ROE

The Company's long-term incentive compensation is intended to align the interests of our NEOs with our shareholders by emphasizing pay for performance. The performance measures selected for Mr. Porter's PSUs were carefully considered by the Compensation Committee given the Company's emphasis on prioritizing growth, financial stability and pursuit of long-term shareholder value, and are generally consistent with the performance measures used for Messrs. Ho and Forsum's five-year PSUs granted in 2022. In selecting such measures, the Compensation Committee determined that the most important measures of the Company's long-term success were cumulative revenue, which is the most consistent measurement of growth over time, and average adjusted ROE, which is an important measurement tool to ensure management is an efficient user of shareholder capital.

Vesting of Previously Granted PSUs

Each of Messrs. Ho and Forsum were previously granted PSUs in 2021, one-third of which (Tranche 3) was eligible to become earned based on the Company's adjusted EPS performance during the portion of the performance period beginning January 1, 2023, and ending December 31, 2023. The table below sets forth the performance goals applicable to this portion of the 2021 PSUs, and the Company's performance thereunder.

PERFORMANCE LEVEL	ADJUSTED EPS[1]	PERCENTAGE OF TRANCHE 3 OF THE 2021 PSUs THAT BECAME EARNED PSUs
Below Threshold	<$1.22	0%
Threshold	$1.22	50%
Target	$1.62	100%
Maximum	$2.03	200%
Actual	**$1.22**	**50%**

[1] Adjusted EPS means (i) the Company's net income (loss), calculated in accordance with U.S. GAAP, adjusted to exclude the effects of related party interest that was pushed down by our parent company, purchase accounting adjustments for acquired work in process inventory related to business combinations, the impact from our unconsolidated joint ventures, merger related transaction costs, loss (gain) on debt extinguishment or forgiveness, and loss on remeasurement of warrant liability, and tax-effected using a blended statutory tax, divided by (ii) the diluted weighted average shares of common stock outstanding (39,076,322).

In light of these results, the Board certified achievement of Tranche 3 of the 2021 PSUs held by each of Messrs. Ho and Forsum at 50% of target.

Employment Arrangements with the NEOs

Each NEO is party to an employment agreement that provided for an initial term which ended on December 31, 2023. Pursuant to the agreements, the agreements will automatically renew for successive one-year terms following the expiration of the initial term unless either party gives written notice of non-extension to the other party; thus, such agreements have been automatically renewed for a successive one-year term ending on December 31, 2024. The employment agreements generally provide for an annual base salary, eligibility to participate in the annual bonus plan, an initial equity grant (for Messrs. Ho and Forsum), and eligibility to participate in benefit plans.

Under the employment agreements, each NEO is eligible to receive severance benefits upon certain terminations of employment, as described under "Additional Narrative Disclosure—Potential Payments Upon Termination or Change in Control-Employment Agreements." The employment agreements also include customary confidentiality covenants.

Outstanding Equity Awards at Fiscal Year-End

The following table reflects information regarding outstanding unvested RSUs and PSUs granted under the Incentive Plan held by each NEO as of December 31, 2023.

NAME	STOCK AWARDS			
	NUMBER OF SHARES OF UNITS OF STOCK THAT HAVE NOT VESTED (#)	MARKET VALUE OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED ($)[1]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[1]
John Ho				
RSUs[2]	124,309	$1,633,420		
RSUs[3]	21,986	$ 288,896		
2022 PSUs[4]			250,000	$3,285,000
Michael Forsum				
RSUs[2]	124,309	$1,633,420		
RSUs[3]	19,858	$ 260,934		
2022 PSUs[4]			250,000	$3,285,000
Christopher Porter				
RSUs[5]	9,346	$ 122,806		
RSUs[6]	12,535	$ 164,710		
2022 PSUs[7]			10,514	$ 138,154
2023 PSUs[8]			18,802	$ 247,058

[1] Amounts in these columns reflect the value of outstanding RSUs or PSUs as of December 31, 2023, based on a per share price of $13.14, the closing price of the Common Stock on December 29, 2023, the last trading day of the 2023 Fiscal Year.

[2] These RSUs vested as to 50% on March 15, 2024 and will vest as to the remaining 50% on March 15, 2025.

[3] These RSUs will vest on April 19, 2024.

[4] Represents the threshold number of PSUs originally granted in 2022 which will be eligible to become earned as follows: (i) with respect to one-half of the PSUs, between 0% and 400% of target based on the Company's cumulative revenue and average ROE performance during the three-year performance period ending December 31, 2024 and (ii) with respect to one-half of the PSUs, between 0% and 400% of target based on the Company's cumulative revenue and average ROE performance during the five-year performance period ending December 31, 2026.

[5] These RSUs vested as to 50% on April 6, 2024 and will vest as to the remaining 50% on April 6, 2025.

[6] These RSUs vested as to one-third on April 6, 2024 and will vest as to one-third on each of April 6, 2025 and April 6, 2026.

[7] Represents the threshold number of PSUs originally granted in 2022 which will be eligible to become earned between 0% and 400% of target based on the Company's cumulative revenue and average ROE performance during the three-year performance period ending December 31, 2024.

[8] Represents the target number of PSUs granted in 2023 which will be eligible to become earned between 0% and 200% of target based on the Company's cumulative revenue and average adjusted ROE performance during the three-year performance period ending December 31, 2025.

Additional Narrative Disclosure

Retirement Benefits

Other than benefits under the Company's 401(k) plan, we do not provide the NEOs with any retirement benefits. Under the Company's 401(k) plan, employees, including the NEOs, are allowed to contribute portions of their eligible compensation to a tax qualified retirement account. Currently, we provide discretionary matching contributions equal to 100% of the first 3% of employees' eligible compensation contributed to the plan. Employees generally become vested in 20% of the matching contributions made to their tax-qualified retirement account per year.

Potential Payments Upon Termination or Change in Control

Incentive Plan Award Agreements

In the event of the NEO's death or disability, the RSUs granted under the Incentive Plan will become fully vested, and the PSUs granted under the Incentive Plan, with respect to any incomplete performance period, will become fully vested and earned based on the target performance level.

In the event of an NEO's involuntary termination without cause (and not as a result of death or disability) or a voluntary resignation for good reason, subject to execution and nonrevocation of a general release of claims, the RSUs granted under the Incentive Plan will become fully vested, and the PSUs granted under the Incentive Plan will remain outstanding and eligible to be earned based on actual achievement of the applicable performance measures.

Employment Agreements

The employment agreements with Messrs. Ho, Forsum and Porter provide for certain severance benefits upon the NEO's involuntary termination without cause (and not as a result of death or disability) or a voluntary resignation for good reason, which are each referred to as a covered termination:

- In the event of a covered termination at any time other than during the 24-month period following a change in control, each NEO is eligible to receive (i) a lump sum cash amount equal to 2.0x (or, for Mr. Porter, 1.0x) the sum of the NEO's base salary and target annual bonus, (ii) a pro-rata portion of the NEO's annual bonus for the year of termination based on actual performance, (iii) payment of or reimbursement for premiums to continue health coverage for 24 months (unless the NEO becomes eligible for coverage under another employer's plan, at which time the reimbursements will cease), and (iv) full acceleration of any outstanding equity awards, with performance-based awards determined based on the terms of the applicable award agreement or, if the award agreement does not specify, based on the target level of performance.

- In the event of a covered termination during the 24-month period following a change in control, each NEO is eligible to receive, in lieu of the benefits described in clause (i) above, a lump sum cash amount equal to 2.5x (or, for Mr. Porter, 2.0x) the sum of the NEO's base salary and target annual bonus. Each NEO is also eligible to receive the benefits described in clauses (ii)-(iv) above.

Additionally, in the event of an NEO's death or disability, each NEO (or the NEO's beneficiary or estate) is eligible to receive a pro-rata portion of the NEO's target bonus for the year of termination and full acceleration of any outstanding equity awards, with performance-based awards determined based on the terms of the applicable award agreement or, if the award agreement does not specify, based on the target level of performance. All severance under the employment agreements is subject to execution of a release of claims. Under the employment agreements:

- "Cause" generally means (i) material breach of the NEO's obligations under any agreement with the Company, (ii) intentional misconduct or material violation of any material written policy, (iii) material breach of any fiduciary duty, or (iv) commission of a felony or crime involving fraud, embezzlement, dishonesty or moral turpitude, subject in the case of clauses (i), (ii) and (iii) to standard notice and cure provisions.

- "Change in Control" generally means the occurrence of any one of the following: (i) any person becomes the beneficial owner of securities of the Company representing 50% or more of the combined voting power of the Company's then outstanding securities, (ii) the incumbent directors (and those appointed or nominated by a majority of the incumbent directors) cease to constitute a majority of the Board, (iii) consummation of a merger or consolidation of the Company, other than any merger or consolidation which would result in the holders of the voting securities of the Company continuing to represent at least 50% of the combined voting power of the surviving entity, (iv) implementation of a plan of complete liquidation or dissolution of the Company, or (v) sale of all or substantially all of the Company's assets to an entity, other than any sale to an entity where the holders of the voting securities of the Company represent at least 50% of the combined voting power of such entity.

- "Good Reason" generally includes any of the following arising without the NEO's prior written consent: (i) material diminution in title, authority, duties or responsibilities, (ii) material reduction in base salary or target bonus, (iii) relocation of the NEO's principal office by more than 50 miles, or (iv) material breach by the Company of any material provision of the employment agreement, in each case, subject to standard notice and cure provisions.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No interlocking relationship exists between our Board or Compensation Committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the prior three years. None of the members of our Compensation Committee has at any time during the prior three years been one of our officers or employees.

PAY VERSUS PERFORMANCE

As discussed in the Executive Compensation disclosures above, the Board and the Compensation Committee have implemented an executive compensation program designed to link a substantial portion of each executive's realized compensation to the achievement of the Company's performance objectives as well as to align realized compensation with changes in the value of stockholders' investments. As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(v) of Regulation S-K, we are providing the following information regarding the compensation of our NEOs and the Company's performance.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR CEO[1] ($)	COMPENSATION ACTUALLY PAID TO CEO[2] ($)	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-CEO NEOs[3] ($)	AVERAGE COMPENSATION ACTUALLY PAID TO NON-CEO NEOs[4] ($)	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON TOTAL SHAREHOLDER RETURN[5] ($)	NET INCOME[6] ($ IN THOUSANDS)
2023	$2,512,652	$3,621,182	$1,907,638	$2,527,876	$123.73	$32,650
2022	$6,459,924	$1,584,072	$3,949,907	$1,417,792	$ 49.06	$75,665
2021	$7,269,429	$7,153,061	$4,372,101	$4,287,059	$ 68.93	$52,735

[1] Represents the amounts reported for Mr. Ho, our Chief Executive Officer (CEO), in the "Total" column of the Summary Compensation Table in each applicable year.

[2] Represents the amount of "compensation actually paid" to Mr. Ho, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to the total compensation for Mr. Ho set forth in the Summary Compensation Table for each year to calculate the compensation actually paid. Equity values used in calculating the adjustments values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. There were inadvertent computational errors in the equity award adjustments included in our 2023 proxy statement. As such, we have corrected such adjustments as shown below for 2021 and 2022.

ADJUSTMENTS	2023 ($)	2022 ($)	2021 ($)
Summary Compensation Table Total	$2,512,652	$ 6,459,924	$ 7,269,429
Less, value of "Stock Awards" reported in Summary Compensation Table	$ —	$(4,210,000)	$(3,861,783)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$ —	$ —	$ 2,965,003
Plus, fair value as of the vesting date of equity awards granted and vested in the year	$ —	$ —	$ 780,412
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	$1,160,111	$ (581,672)	$ —
Plus (less), change in fair value from prior year-end to vesting date of equity awards granted in prior years that vested in the year	$ (51,581)	$ (84,180)	$ —
Compensation Actually Paid	$3,621,182	$ 1,584,072	$ 7,153,061

[3] Represents the average of the amounts reported for the NEOs as a group, excluding Mr. Ho as CEO, in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs included for these purposes in each applicable year are as follows: (i) for 2023 and 2022, Messrs. Forsum and Porter and (ii) for 2021, Mr. Forsum and Franco Tenerelli.

[4] Represents the average amount of "compensation actually paid" to the NEOs as a group, excluding Mr. Ho, as computed in accordance with SEC rules and does not reflect the actual amount of compensation earned by or paid during the applicable year. In accordance with SEC rules, the following adjustments were made to the average total

compensation set forth in the Summary Compensation Table for each year to calculate the compensation actually paid. Equity values used in calculating the adjustments values are calculated in accordance with FASB ASC Topic 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. There were inadvertent computational errors in the equity award adjustments included in our 2023 proxy statement. As such, we have corrected such adjustments as shown below for 2021 and 2022.

ADJUSTMENTS	2023 ($)	2022 ($)	2021 ($)
Summary Compensation Table Total	$1,907,638	$ 3,949,907	$ 4,372,101
Less, value of "Stock Awards" reported in Summary Compensation Table	$ (149,791)	$(2,252,548)	$(1,926,074)
Plus, year-end fair value of outstanding and unvested equity awards granted in the year	$ 179,943	$ 36,520	$ 1,529,221
Plus, fair value as of the vesting date of equity awards granted and vested in the year	$ —	$ —	$ 311,811
Plus (less), year over year change in fair value of outstanding and unvested equity awards granted in prior years	$ 608,675	$ (279,614)	$ —
Plus (less), change in fair value from prior year-end to vesting date of equity awards granted in prior years that vested in the year	$ (18,589)	$ (36,472)	$ —
Compensation Actually Paid to Mr. Ho	$2,527,876	$ 1,417,792	$ 4,287,059

(5) Cumulative total shareholder return (TSR) is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between the Company's share price at the end and the beginning of the measurement period by the Company's share price at the beginning of the measurement period. The beginning of the measurement period for each year in the table is December 31, 2020.

(6) Represents the amount of net income (loss) reflected in the Company's audited financial statements for the applicable year.

Analysis of the Information Presented in the Pay Versus Performance Table

As described in more detail in "Executive Compensation" above, the Company's executive compensation program reflects a variable pay-for-performance philosophy. While the Company utilizes several performance measures to align executive compensation with Company performance, all of those performance measures are not presented in the Pay Versus Performance table above. Moreover, the Company generally seeks to incentivize long-term performance, and therefore does not specifically align the Company's performance measures with compensation that is actually paid (as computed in accordance with SEC rules) for a particular year. In accordance with SEC rules, the Company is providing the following descriptions of the relationships between information presented in the Pay Versus Performance table above.

COMPENSATION ACTUALLY PAID AND TSR



COMPENSATION ACTUALLY PAID AND NET INCOME



EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth information about our Common Stock that may be issued under equity compensation plans as of December 31, 2023. Our only equity compensation plan on of December 31, 2023, was the Incentive Plan.

	(A)	(B)	(C)
	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[1]	**WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS[2]**	**NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS (EXCLUDING SECURITIES REFLECTED IN COLUMN (A))[3]**
Equity Compensation Plans Approved by Security Holders	2,172,379	$8.08	3,277,367
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	**2,172,379**	**—**	**3,277,367**

[1] This column reflects outstanding RSUs, PSUs (assuming achievement of target performance) and stock options as of December 31, 2023. Each RSU and earned PSU represents the right to receive one share of Common Stock.

[2] RSUs and PSUs reflected in column (A) are not reflected in this column as they do not have an exercise price.

[3] This column reflects the total shares of our Common Stock remaining available for issuance under the Incentive Plan as of December 31, 2023.

Ratification of Appointment of Independent Registered Public Accounting Firm

We are asking stockholders to ratify the Audit Committee's selection of Deloitte & Touche LLP ("D&T") as our independent registered public accounting firm for the fiscal year ending December 31, 2024. While such ratification is not required, the Board is submitting the selection of D&T to our stockholders for ratification as a matter of good corporate practice. If stockholders do not ratify the selection of D&T as our independent registered public accounting firm for the fiscal year ending December 31, 2024, our Audit Committee may reconsider the selection of D&T as our independent registered public accounting firm. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of the Company and our stockholders.

D&T has served as the Company's independent registered public accounting firm since June 3, 2022. Representatives of D&T are expected to be present at the Annual Meeting and will have an opportunity to make a statement if they wish and be available to respond to appropriate questions from stockholders.

The affirmative vote of at least a majority of the voting power of the stock present or represented by proxy and entitled to vote thereon at the Annual Meeting is required for approval of this proposal. Abstentions will have the same effect as a vote "against" this proposal, and broker non-votes, if any, will have no impact on the vote, assuming that a quorum is present.

Our Board of Directors recommends a vote "**FOR**" the ratification of the selection by the Audit Committee of D&T as our independent registered public accounting firm.

Independent Public Accountant

The following is a summary of fees paid or to be paid to D&T for services rendered over the prior two fiscal years.*

	FOR THE YEAR ENDED DECEMBER 31, 2023	FOR THE YEAR ENDED DECEMBER 31, 2022
Audit Fees[1]	$ 2,686,437	$ 1,355,700
Audit-Related Fees[2]	$ —	$ 27,058
Tax Fees	$ —	—
All Other Fees[3]	$ 3,790	$ 213,790
Total	$ 2,690,227	$ 1,596,548

*   As discussed in more detail below, D&T was appointed to serve as our independent registered public accounting firm beginning on June 3, 2022, and the fees discussed include only those paid to D&T. PricewaterhouseCoopers LLP was the Company's previous independent registered public accounting firm prior to that date.

[1]   Audit fees are the aggregate fees billed or expected to be billed for each of fiscal 2023 and 2022 for professional services rendered by the principal accountant for the audit of the annual financial statements, review of quarterly financial statements, and other SEC registration statement and consent services.

[2]   Audit-related fees are the aggregate fees billed or expected to be billed for each of fiscal 2023 and 2022 for assurance and related services by the principal accountant that are reasonably related to the performance of the audit or review of our financial statements.

[3]   All other fees are the aggregate fees billed or expected to be billed for each of fiscal 2023 and 2022 for products and services provided by the principal accountant, including a subscription fee for access to D&T's professional literature guide online.

Pre-Approval Policy

The Audit Committee has adopted an Audit and Non-Audit Services Pre-Approval Policy, under which the Audit Committee annually reviews and pre-approves the services that are expected to be provided by the outside auditor. Any engagement to provide audit or non-audit services that has not been pre-approved through that process must be specifically pre-approved by the Audit Committee if it is to be provided by the outside auditor. All of the services provided by D&T to us since their appointment were pre-approved by the Audit Committee.

Prior Independent Registered Public Accounting Firm

As previously disclosed in the Company's Current Report on Form 8-K filed on June 7, 2022, PricewaterhouseCoopers LLP ("PwC") served as the Company's independent registered public accounting firm until June 3, 2022, when the Audit Committee dismissed PwC.

During the years ended December 31, 2021 and December 31, 2020, and through June 3, 2022, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of PwC, would have caused it to make reference thereto in its reports on the financial statements of the Company for such years.

During the fiscal years ended December 31, 2021 and December 31, 2020, and through June 3, 2022, there were no "reportable events" as defined under Item 304(a)(1)(v) of Regulation S-K, except with respect to the material weaknesses in internal control over financial reporting related to (i) the accounting for warrants issued in connection with the Initial Public Offering of the Company (which had been remediated as of December 31, 2021), (ii) we did not design and maintain an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with (a) an appropriate level of accounting and information technology knowledge, experience and training to appropriately analyze, record, and disclose accounting matters timely and accurately and (b) an appropriate level of knowledge and experience to establish effective processes and controls, (iii) we did not design and maintain formal accounting policies, procedures and controls, or maintain documentary evidence of existing control activities to achieve complete, accurate and timely financial accounting, reporting and disclosures, including adequate controls over the period-end financial reporting process, the preparation and review of account reconciliations and journal entries, including segregation of duties and (iv) we did not design and maintain effective controls to address the identification of and accounting for certain non-routine, unusual, or complex transactions, specifically related to controls to account for purchase business combinations, including appropriate review of the information and assumptions used to determine and account for the fair value of acquired assets and liabilities assumed and the purchase price allocation. Each of these remaining material weaknesses was remediated as of December 31, 2022.

Representatives of PwC are not expected to be present at the Annual Meeting online.

Audit Committee Report*

The Audit Committee has reviewed and discussed our audited financial statements with management, and has discussed with our independent registered public accounting firm the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (the "PCAOB") and SEC. Additionally, the Audit Committee has received the written disclosures and the letter from our independent registered public accounting firm, as required by the applicable requirements of the PCAOB, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based upon such review and discussion, the Audit Committee recommended to the Board that the audited financial statements be included in our Annual Report on Form 10-K for the last fiscal year for filing with the SEC.

Submitted by:

Audit Committee of the Board of Directors
BRUCE FRANK (CHAIR)
MOLLIE FADULE
ELIAS FARHAT

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*   The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended or the Exchange Act.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Policies and Procedures for the Company's Related Person Transactions

Our Audit Committee charter provides that our Audit Committee must review policies and procedures for the review, approval, and ratification of related person transactions, as defined in applicable SEC rules, review related person transactions, and oversee other related person transactions governed by applicable accounting standards.

Related Person Transaction Policy

We have adopted a written policy on transactions with "Related Persons," defined in the policy as any (1) person who is or was (since the beginning of the Company's last completed fiscal year, even if they do not presently serve in that role) an executive officer, director or nominee for election as a director, (2) greater than 5% beneficial owner of the Company's common stock, or (3) the immediate family members of any of the foregoing. For purposes of this policy, an "Interested Transaction" is defined as any transaction, arrangement, relationship, or series of similar transactions, arrangements, or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved since the beginning of the Company's last completed fiscal year is or is expected to exceed $100,000 (including any periodic payments or installments due on or after the beginning of the Company's last completed fiscal year and, in the case of indebtedness, the largest amount expected to be outstanding and the amount of annual interest thereon), (2) the Company or any of its subsidiaries is a participant, and (3) any Related Person has or will have a direct or indirect interest. The Audit Committee will review the material facts of all Interested Transactions that require the Audit Committee's approval and either approve or disapprove of the entry into the Interested Transaction, taking into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the Related Person's interest in such Interested Transaction. If advance Audit Committee approval of an Interested Transaction requiring the Audit Committee's approval is not feasible, then the Interested Transaction will be considered and, if the Audit Committee determines it to be appropriate, ratified at the Audit Committee's next regularly scheduled meeting. In addition, the policy provides standing pre-approval for certain types of transactions that the Audit Committee has reviewed and determined shall be deemed pre-approved.

Related Party Transactions

Registration Rights

The Company entered into a demand registration rights agreement (the "Demand Registration Rights Agreement") with respect to the warrants exercisable to purchase one share of the Company's common stock at an exercise price of $11.50 per share issued to the Sponsor and certain funds and accounts managed by BlackRock, Inc. (the "BlackRock Holders") in a private placement in the closing date of the initial public offering of our predecessor, LFAC (the "Private Placement Warrants") and the shares of common stock issuable upon exercise of the foregoing and upon conversion of the shares of Class B common stock of LFAC, issued to the Sponsor in August 2017 ("Founder Shares"). Pursuant to the Demand Registration Rights Agreement, each of those persons holding Founder Shares (each an "LFAC Restricted Stockholder"), and their permitted transferees can demand that we register the shares of common stock into which Founder Shares automatically converted at the time of the consummation of the Business Combination. Holders of our Private Placement Warrants and their permitted transferees could demand that we register the Private Placement Warrants and the shares of common stock issuable upon exercise of the Private Placement Warrants. Under the Demand Registration Rights Agreement, holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain "piggy-back" registration rights with respect to registration statements filed subsequent to the consummation of the Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements. In June 2022, the Company repurchased all outstanding Private Placement Warrants.

Private Placement Warrants Purchase Agreements

On June 10, 2022, the Company and Level Field Capital, LLC (the "Sponsor") entered into a Private Placement Warrants Purchase Agreement pursuant to which the Company purchased 2,799,600 Private Placement Warrants from the Sponsor for an aggregate purchase price of $8,398,800, at a price of $3.00 per Private Placement Warrant (the "Per Warrant Purchase Price"). Mr. Farhat is the managing member of Level Field Management, LLC , the managing member of Level Field Partners, LLC, which is in turn the managing member of the Sponsor.

On June 10, 2022, the Company and Landsea Holdings entered into a Private Placement Warrants Purchase Agreement pursuant to which the Company purchased 2,200,000 Private Placement Warrants from Landsea Holdings for an aggregate purchase price of $6,600,000, at the Per Warrant Purchase Price.

On June 15, 2022, the Company and the BlackRock Holders entered into Private Placement Warrants Purchase Agreements pursuant to which the Company purchased from the BlackRock Holders an aggregate of 500,400 Private Placement Warrants for an aggregate purchase price of $1,501,200, at the Per Warrant Purchase Price.

The Private Placement Warrants purchased from the BlackRock Holders, the Sponsor, and Landsea Holdings were all of the Private Placement Warrants of the Company issued and outstanding as of June 15, 2022.

Share Repurchase Agreement

On June 1, 2022, the Company and Landsea Holdings entered into a share repurchase agreement pursuant to which the Company agreed to repurchase from Landsea Holdings 4,398,826 shares of Company common stock for an aggregate purchase price of approximately $30.0 million. Landsea Holdings also agreed not to sell any of its shares of the Company's common stock for the 90-day period from the date of the repurchase agreement, subject to limited exceptions. The Company consummated this repurchase and retired the shares in June 2022.

Registered Secondary Offerings

On June 12, 2023, the Company entered into an underwriting agreement (the "June 2023 Underwriting Agreement") with Landsea Holdings and B. Riley Securities, Inc., as representative of the several underwriters named therein (the "June 2023 Underwriters"), pursuant to which Landsea Holdings agreed to sell to the June 2023 Underwriters an aggregate of 3,400,000 shares of the Company's common stock at a price per share of $7.50 (before underwriting discounts and commissions), for total proceeds of $24.0 million (the "June 2023 Offering"). In addition, through participation in the June 2023 Offering, the Company repurchased from the June 2023 Underwriters 443,478 of the shares sold by Landsea Holdings at the public per share June 2023 Offering price, for a total purchase price of $3.3 million. Messrs. Ho, Forsum and Porter purchased from the June 2023 Underwriters, at the public per share June 2023 Offering price, 40,000, 13,333, and 6,666 of the shares sold by Landsea Holdings, for a total purchase price of approximately $300,000, $100,000, and $50,000 respectively. The Company paid costs, fees, and expenses for the June 2023 Offering of $818,345, and Landsea Holdings received all net proceeds from the sale of common stock pursuant to the June 2023 Underwriting Agreement. The Company did not receive any of the proceeds from the sale of common stock by Landsea Holdings.

On August 21, 2023, the Company entered into an underwriting agreement (the "August 2023 Underwriting Agreement") with Green Investment Alpha Limited ("Green Investment"), a greater than 5% beneficial owner of the Company at such time, and B. Riley Securities, Inc., as representative of the several underwriters named therein (the "August 2023 Underwriters"), pursuant to which Green Investment agreed to sell to the August 2023 Underwriters an aggregate of 4,207,574 shares of the Company's common stock at a price per share of $9.75 (before underwriting discounts and commissions), for total proceeds of $39.0 million (the "August 2023 Offering"). In addition, through participation in the August 2023 Offering, the Company repurchased from the August 2023 Underwriters 800,000 of the shares sold by Green Investment at the public per share August 2023 Offering price, for a total purchase price of $7.8 million. The Company paid costs, fees, and expenses for the August 2023 Offering of $307,703, and Green Investment received all net proceeds from the sale of common stock pursuant to the August 2023 Underwriting Agreement. Green Investment is required to reimburse the Company for the costs, fees and expenses incurred in the August 2023 Offering. The Company did not receive any of the proceeds from the sale of common stock by Green Investment. Upon the completion of the sale, Green Investment no longer qualified as a related party.

On March 5, 2024, the Company, entered into an underwriting agreement (the "2024 Underwriting Agreement") with Landsea Holdings and with B. Riley Securities, Inc. and BofA Securities, Inc., as representatives of the several underwriters named therein (the "2024 Underwriters"), pursuant to which Landsea Holdings agreed to sell to the 2024 Underwriters an aggregate of 2,800,000 shares of the Company's common stock at a price per share of $11.60 (before underwriting discounts and commissions), for total proceeds of $30.9 million (the "2024 Offering"). In addition, Messrs. Ho, Forsum, Frank, and Hartfield, Mmes. Fadule and Rentzel, and Xinyao Murong, the wife of Mr. Tian, purchased from the June 2024 Underwriters, at the public per share 2024 Offering price, 17,241, 17,241, 2,155, 2,586, 8,621, 1,034, and 30,000, of the shares sold by Landsea Holdings, respectively, for a total purchase price of $200,000, $200,000, $25,000, $30,000 $100,000, $12,000, and $348,000,

respectively. The Company paid costs, fees, and expenses for the 2024 Offering of approximately $552,123. Landsea Holdings received all net proceeds from the sale of common stock pursuant to the 2024 Underwriting Agreement. The Company did not receive any of the proceeds from the sale of common stock by Landsea Holdings.

Sponsor Surrender Agreement

Concurrently with the execution of that certain Agreement and Plan of Merger dated August 31, 2020 (the "Merger Agreement"), the Sponsor, LF Capital Acquisition Corp., Landsea Holdings, and Landsea Homes Incorporated (now known as Landsea Homes US Corporation) entered into an agreement (the "Sponsor Surrender Agreement"), pursuant to which, the Sponsor agreed to (i) forfeit to the Company for no consideration 2,260,000 Private Placement Warrants and 600,000 Founder Shares that were converted into shares of our common stock at the closing of the Business Combination, (ii) forfeit up to 500,000 shares of its converted Founder Shares contingent upon the valuation of the common stock reaching certain thresholds during the twenty-four month period following the closing of the Business Combination, (iii) transfer to Landsea Holdings of 2,200,000 Private Placement Warrants immediately prior to the closing of the Business Combination and 500,000 shares of common stock immediately after the closing of the Business Combination (with such common stock subject to the contingencies noted in clause (ii) above), (iv) cancel and forgive all amounts owed to Sponsor pursuant to the Promissory Note (as defined in the Sponsor Surrender Agreement), and (v) receive a cash payment in lieu of converting outstanding amounts due under the Convertible Note (as defined in the Sponsor Surrender Agreement) upon the consummation of the Business Combination, in each case on terms and subject to the conditions set forth therein. In January 2023, the Company concluded that the applicable thresholds were not met and the 500,000 converted Founder Shares discussed in (ii) above and the 500,000 shares of common stock discussed in (iii) above were forfeited and cancelled.

Stockholder's Agreement

On the Closing Date, pursuant to the Merger Agreement, the Company and Landsea Holdings entered into a stockholder's agreement whereby, among other things, the parties agreed (i) to certain board composition and nomination requirements, including rights to nominate directors in accordance with defined ownership thresholds, establish certain committees and their respective duties and allow for the compensation of directors, (ii) to provide Landsea Holdings with certain inspection and visitation rights, access to Company management, auditors and financial information, (iii) to provide Landsea Holdings with veto rights with respect to certain actions of the Company, (iv) not to, to the extent permitted by applicable law, share confidential information related to the Company, (v) to waive their right to jury trial and choose Delaware as the choice of law, and (vi) to vote their common stock in furtherance of the aforementioned rights, in each case on terms and subject to the conditions set forth therein. In addition, Landsea Holdings also agreed not to compete with the Company in the "domestic homebuilding business," as such term is defined therein, so long as it, together with its affiliates, controls more than 10% of the Company or has a representative serving on the Board of Directors.

On December 21, 2021, the Company entered into Amendment No. 1 to the stockholder's agreement with Landsea Holdings to amend the terms of the stockholder's agreement, to provide that the size of the Board be increased from nine to eleven directors, and to increase the number of directors designated by Landsea Holdings by one director for so long as the Combined Ownership Percentage (as defined in the stockholder's agreement) is greater than 39%.

On April 25, 2022, the Company entered into Amendment No. 2 to the stockholder's agreement with Landsea Holdings to further amend the terms of the stockholder's agreement to provide that the size of the Board be decreased from eleven to nine directors, and to decrease the number of directors designated by Landsea Holdings by one director for so long as the Combined Ownership Percentage is greater than 39%.

On June 13, 2023, the Company entered into an amended and restated stockholder's agreement with Landsea Holdings to, among other things, provide that, for so long as Landsea Holdings owns at least 6% of the Company's common stock, Landsea Holdings will have the right to designate the percentage of the total number of directors on the Board as would be equal to the percentage of the Company's common stock then held by Landsea Holdings (provided that Landsea Holdings' designees shall represent 75% of the total number of directors when Landsea Holdings owns at least a majority of the Company's common stock), subject to certain requirements regarding such designees' independence.

Lock-up Agreement

On the Closing Date, each of the Sponsor and certain other holders of converted Founder Shares entered into an equity lock-up letter agreement with the Company, which provides that their shares of common stock are not transferable or salable until the earlier of (A) one year after the completion of the Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, or (y) the date on which we complete a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property, except (a) to our officers or directors, any affiliates

or family members of any of our officers or directors, any members of the Sponsor, or any affiliates of the Sponsor, (b) in the case of an individual, by gift to a member of the individual's immediate family, to a trust, the beneficiary of which is a member of the individual's immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales; (f) in the event of our liquidation; (g) by virtue of the laws of Delaware or the Sponsor's limited liability company agreement upon dissolution of the Sponsor; (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

On the Closing Date, Landsea Holdings also entered into an equity lock-up agreement with the Company, which provides that, subject to certain exceptions, that its shares of common stock are not transferable or salable until the earlier of (A) one year following the closing of the Business Combination and (B) subsequent to the closing of the Business Combination, (x) if the last sale price of our common stock equals or exceeds $12.00 per share as quoted on Nasdaq (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days following the closing of the Business Combination or (y) the date following the closing of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of the Company for cash, securities or other property, as set forth in such letter agreement, except (a) to Landsea Holdings' officers or directors, any affiliates or family members of any of Landsea Holdings' officers or directors, any affiliates or family members of Landsea Holdings, or any affiliates of Landsea Holdings, (b) in the case of an individual, by gift to a member of the individual's immediate family, to a trust, the beneficiary of which is a member of the individual's immediate family or an affiliate of such person, or to a charitable organization; (c) in the case of an individual, by virtue of laws of descent and distribution upon death of the individual; (d) in the case of an individual, pursuant to a qualified domestic relations order; (e) by private sales; (f) in the event of our liquidation; (g) by virtue of the laws of Delaware or Landsea Holdings' limited liability company agreement upon dissolution of Landsea Holdings; (h) in the event of our liquidation, merger, capital stock exchange, reorganization or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property subsequent to the completion of the Business Combination; provided, however, that in the case of clauses (a) through (e) these permitted transferees must enter into a written agreement agreeing to be bound by these transfer restrictions.

Additionally, the LF Capital Restricted Stockholders, other than the BlackRock Holders, entered into letter agreements providing that, during the period commencing on the Closing Date and continuing until the earlier of (i) one year following the closing of the Business Combination and (ii) subsequent to the closing of the Business Combination, (x) if the last sale price of the Company's common stock equals or exceeds $12.00 per share (adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days following the closing of the Business Combination or (y) the date following the closing of the Business Combination on which the Company completes a liquidation, merger, capital stock exchange, reorganization, or other similar transaction that results in all of the Company's stockholders having the right to exchange their shares of the Company for cash, securities or other property, are restricted from transferring or selling their common stock, in each case on terms and subject to the conditions set forth therein.

Trademark License Agreement

On the Closing Date, Landsea Group, the Company, and certain of the Company's subsidiaries (together with the Company, the "Licensees"), entered into a trademark license agreement (the "Trademark License Agreement"), pursuant to which, Landsea Group agreed, among other things, to grant the Licensees an exclusive license to use the "Landsea" trademark in connection with the "domestic homebuilding business" (as such term is defined in the Trademark License Agreement). The Trademark License Agreement is for a term of ten years from the Closing Date, subject to customary notification and extension terms. In addition, the Trademark License Agreement is subject to certain Company usage standards and Landsea Group continuing to indirectly own, together with its affiliates, more than 6% of the Company's common stock, in each case on terms and subject to the conditions set forth therein.

On June 30, 2022, the Company, for itself and the other Licensees, entered into the First Amendment to the Trademark License Agreement with Landsea Group, as licensor, pursuant to which, among other things, Landsea Group granted the Licensees the right to sublicense the "Landsea" trademark in the "domestic homebuilding business," which now expressly includes "mortgage lending," "title insurance," "home insurance" and other "settlement services".

Land and Home Sales

In July 2021, the Company entered into a landbank agreement for a project in its California segment with Landsea Capital Fund I, LLC ("Landsea Capital"), a subsidiary of Landsea Holdings. The Company will make regular payments to Landsea Capital based on an annualized rate of 7% of the undeveloped land costs while the land is developed and will purchase the lots at a predetermined price of $28.9 million at the Company's discretion. The total amount of interest payments made during the year ended December 31, 2023 was $0.6 million. Payments of $11.4 million have been made to purchase developed lots from Landsea Capital during the year ended December 31, 2023.

In December 2021, the Company sold model homes to Landsea Capital for total consideration of $15.2 million. As part of this transaction, the Company leased back these models. The Company had right-of-use asset and lease liability balances of $1.3 million and $1.3 million, respectively, as of December 31, 2022 related to the model home sales. The total amount of rent payments made during the year ended December 31, 2023 and 2022 was $0.8 million and $0.8 million, respectively. The right-of-use asset and lease liability balances associated with these leases is $0.5 million and $0.5 million, respectively, as of December 31, 2023.

In June 2022, Landsea Capital contributed $55.0 million to LS-LCF CA, LLC (the "LCF JV"), a joint venture between the Company and Landsea Capital. The LCF JV, which is consolidated by the Company, used these proceeds to purchase undeveloped land from the Company. The Company distributed $4.0 million to Landsea Capital during the year ended December 31, 2022.

In December 2022, the Company sold a home to Mr. Forsum though the Company's employee home purchase program for a net price of $1,133,435. The sale included a 3% employee concession on the base price and a 20% concession on additional options.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table sets forth information known to the Company regarding beneficial ownership of shares of the Company's Common Stock as of April 9, 2024 by:

- each person known by the Company to be the beneficial owner of more than 5% of the Company's outstanding common stock;

- each of the Company's named executive officers and directors; and

- all executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options, warrants and certain other derivative securities that are currently exercisable or will become exercisable within 60 days. The percentage of beneficial ownership is based on 36,154,777 shares of Company Common Stock and 15,525,000 public warrants issued and outstanding as of April 9, 2024. Public warrants entitle the holder to purchase one-tenth of one share of our Common Stock at $1.15 per one-tenth share ($11.50 per whole share of Common Stock), may only be exercised in amounts evenly divisible by ten and are non-voting, but may be exercised at any time by the warrant holders.

Unless otherwise indicated, and subject to community property laws and similar laws, the Company believes that all parties named in the table below have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them, and the business address of each is 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202.

NAME AND ADDRESS OF BENEFICIAL OWNERS	NUMBER OF SHARES	OWNERSHIP PERCENTAGE (%)
Ming (Martin) Tian[1]	16,970,729	46.9%
Qin (Joanna) Zhou[2]	60,347	*
Thomas Hartfield[3]	61,023	*
Bruce Frank[4]	52,423	*
Elias Farhat[5]	319,541	*
Mollie Fadule[6]	39,566	*
John Ho[7]	508,661	1.4%
Michael Forsum[8]	364,860	1.0%
Christopher Porter[9]	59,900	*
All directors and executive officers as a group (10 individuals)[10]	18,438,084	51.0%
Landsea Holdings Corporation[11]	16,940,729	46.9%

* Less than one percent.
[1] Includes 16,940,729 shares that Mr. Tian may be deemed to beneficially own by virtue of his relationship to Landsea Holdings, as described in Note 11 below, and 30,000 shares Mr. Tian may be deemed to beneficially own which are held of record by his spouse. Mr. Tian disclaims beneficial ownership of these shares other than to the extent of any pecuniary interest he may have therein. 8,064,288 of the shares held by Landsea Holdings have been pledged as security for indebtedness by Landsea Holdings.
[2] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.
[3] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.
[4] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.
[5] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.
[6] Includes 13,540 RSUs which are scheduled to vest within 60 days of April 9, 2024.
[7] Includes (i) 21,986 RSUs scheduled to vest within 60 days of April 9, 2024, (ii) 25,082 shares held in a family trust, and with respect to which Mr. Ho has shared voting and dispositive power, and (iii) 100,935 shares that Mr. Ho maybe deemed to own due to being the director of a charitable foundation, and with respect to which Mr. Ho has shared voting and dispositive power, but no pecuniary interest. 136,514 of the shares held by Mr. Ho have been pledged as security for indebtedness.
[8] Includes 19,858 RSUs scheduled to vest within 60 days of April 9, 2024.
[9] Includes 43,000 shares held jointly with Mr. Porter's spouse.
[10] Includes 109,544 RSUs scheduled to vest within 60 days of April 9, 2024.
[11] Information based on the Schedule 13D filed by Landsea Holdings, Landsea Green, and Ming Tian (the "Landsea Parties") with the SEC on March 11, 2024. Landsea Holdings disclosed voting and dispositive power over 16,940,729 shares. Landsea Holdings is the record holder of these shares. Landsea Holdings is 100% owned indirectly by Landsea Green. Mr. Tian indirectly beneficially owns approximately 57.8% of Landsea Green through his interest in Easycorps Group Limited ("Easycorps"), Greensheid Corporation ("Greensheid"), and Landsea International Holdings Limited ("Landsea International"). Easycorps is wholly-owned by Mr. Tian. Greensheid is wholly-owned by Landsea International, which in turn is wholly-owned by Landsea Group (together with Greensheid, Easycorps, Landsea International, and those subsidiaries of Landsea International having a beneficial ownership interest in in Landsea Holdings, the "Landsea Owners"). Mr. Tian is the controlling stockholder of Landsea Group. As a result, each of the Landsea Owners and Mr. Tian may be deemed to be a beneficial owner of any shares deemed to be beneficially owned by Landsea Holdings. The Landsea Owners and Mr. Tian disclaim beneficial ownership of these shares other than to the extent of any pecuniary interest they may have therein. The business address for the Landsea Owners and Mr. Tian are Landsea Group Co., Ltd, Building 5, Lane 280, Linhong Road, Changning District, Shanghai, China 200335. 8,064,288 of the shares held by Landsea Holdings have been pledged as security for indebtedness.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act, requires our directors, officers, and persons that own more than 10 percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10 percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based on our review of the copies of such filings and based on written representations, we believe that all reports required to be filed pursuant to Section 16(a) of the Exchange Act with respect to the year ending December 31, 2023 were filed with the SEC on a timely basis.

QUESTIONS AND ANSWERS ABOUT THE ANNUAL MEETING

This Proxy Statement is being provided to you in connection with the solicitation of proxies by the Board of Directors of the Company for use at the Annual Meeting to be held on Wednesday, June 5, 2024 at 11:00 a.m. Central Time, or at any adjournments or postponements thereof.

WHERE IS THE ANNUAL MEETING BEING HELD?

The Board has determined that the Annual Meeting should be held online this year via live audiocast in order to permit stockholders from any location with access to the Internet to participate. This format also reduces the environmental impact of the Annual Meeting. The Company has endeavored to provide stockholders with the same rights and opportunities for participation in the Annual Meeting online as an in-person meeting.

HOW CAN I PARTICIPATE IN AND VOTE AT THE ANNUAL MEETING ONLINE?

Stockholders of record as of 5:00 p.m. Eastern Time on April 9, 2024, the record date, are entitled to participate in and vote at the Annual Meeting. To participate in the Annual Meeting, including to vote, ask questions, and view the list of registered stockholders as of the record date during the meeting, stockholders of record should go to the Annual Meeting website at www.virtushareholdermeeting.com/LSEA2024, enter the 16-digit control number found on your proxy card or Notice and follow the instructions on the website.

If your shares are held in street name and your voting instruction form or Notice indicates that you may vote those shares through the http://www.proxyvote.com website, then you may access, participate in, and vote at the Annual Meeting with the 16-digit access code indicated on that voting instruction form or Notice. Otherwise, stockholders who hold their shares in street name should contact their bank, broker or other nominee (preferably at least five days before the Annual Meeting) and obtain a "legal proxy" in order to be able to attend, participate in, or vote at the Annual Meeting.

The Annual Meeting will begin promptly at 11:00 a.m. Central Time on Wednesday, June 5, 2024. Online check-in will begin at approximately 10:45 a.m. Central Time, and we encourage you to provide sufficient time before the Annual Meeting begins to check-in. Technicians will be available to assist you with any difficulties you may have accessing the Annual Meeting. We will make a replay of the Annual Meeting available on our Investor Relations website until the next Annual Meeting of Stockholders.

Stockholders may submit questions before the Annual Meeting at www.proxyvote.com and during the Annual Meeting at the meeting website. We plan to answer as many questions as possible during the time permitted. If a question is not answered due to time constraints, the Company encourages stockholders to contact the Company's Investor Relations at LSEA@gatewayir.com. More information regarding the question and answer process, including the number and types of questions permitted, and how questions will be recognized, answered, and disclosed, will be available in the meeting rules of conduct, which will be posted on the Annual Meeting website before and during the meeting.

WHAT PROPOSALS WILL BE ADDRESSED AT THE ANNUAL MEETING? HOW DOES THE BOARD RECOMMEND THAT I VOTE AND WHAT IS THE VOTING REQUIREMENT FOR EACH OF THE PROPOSALS? WHAT EFFECT WILL ABSTENTIONS AND BROKER NON-VOTES HAVE?

Stockholders will be asked to consider the following proposals at the Annual Meeting:

PROPOSALS	BOARD RECOMMENDATION	VOTES REQUIRED	EFFECT OF ABSTENTIONS	EFFECT OF BROKER NON-VOTES
To elect seven directors to serve on the Board until the 2025 Annual Meeting of Stockholders and until their successors are duly elected and qualified	FOR EACH NOMINEE	Plurality of votes cast	None	No effect
To approve, on an advisory basis, the Company's Named Executive Officer compensation	FOR	Majority of shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	No effect
To ratify the selection of Deloitte & Touche LLP to serve as our independent registered public accounting firm for the year ending December 31, 2024	FOR	Majority of shares present, in person or represented by proxy, and entitled to vote on the proposal	Same as "AGAINST"	N/A (no broker non-votes expected)

We will also consider any other business that properly comes before the Annual Meeting.

Directors are elected by a plurality of the votes cast at the Annual Meeting. As a result, the nominees who receive the highest number of shares voted "for" his or her election are elected. A "withhold" vote against a director will have no direct effect on his or her election; however, under the Company's director resignation policy, any director who receives a greater number of votes "withheld" for his or her election than "for" such election must promptly tender his or her resignation offer to the Nominating and Governance Committee, which will recommend to the Board whether to accept or reject the resignation offer, or whether other such action should be taken. The Board will act on the Nominating and Governance Committee's recommendation within 90 days following certification of the election results. Any director who tenders his or her resignation pursuant to this policy will not participate in the proceedings of either the Nominating and Governance Committee or the Board with respect to his or her own resignation offer.

WHO MAY VOTE AT THE ANNUAL MEETING OF STOCKHOLDERS?

Stockholders who owned shares of the Company's common stock, par value $.0001 per share, as of 5:00 p.m. Eastern Time on April 9, 2024 are entitled to vote at the Annual Meeting. As of the record date, there were 36,154,777 shares of our common stock issued and outstanding.

HOW MANY VOTES MUST BE PRESENT TO HOLD THE ANNUAL MEETING?

In order for us to conduct the Annual Meeting, a quorum, consisting of a majority of the voting power of the stock outstanding and entitled to vote at the Annual Meeting, must be present or represented by proxy.

HOW MANY VOTES DO I HAVE?

Each share of common stock is entitled to one vote on each matter that comes before the Annual Meeting.

WHAT IS THE DIFFERENCE BETWEEN A STOCKHOLDER OF RECORD AND A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME?

Stockholder of Record. If your shares are registered directly in your name with the Company's transfer agent, Continental Stock Transfer & Trust Company, you are considered the stockholder of record with respect to those shares, and the proxy materials were sent directly to you by the Company.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are the beneficial owner of shares held in "street name," and the proxy materials were forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization on how to vote the shares held in your account. Those instructions are contained in a "vote instruction form." Brokers or other similar organizations holding shares on behalf of a beneficial owner must vote according to the instructions they receive from the beneficial owners of those shares.

WHAT IS THE PROXY CARD?

The proxy card enables you to appoint John Ho, our CEO, and Kelly Rentzel, our General Counsel, as your representatives at the Annual Meeting. By completing and returning the proxy card, you are authorizing Mr. Ho and Ms. Rentzel to vote your shares at the Annual Meeting in accordance with your instructions on the proxy card. This way, your shares will be voted whether or not you attend the Annual Meeting. Even if you plan to attend the Annual Meeting, it is strongly recommended that you complete and return your proxy card before the Annual Meeting date in case your plans change. If a proposal comes up for vote at the Annual Meeting that is not on the proxy card, the proxies will vote your shares, under your proxy, according to their best judgment.

IF I AM A STOCKHOLDER OF RECORD OF THE COMPANY'S SHARES, HOW DO I VOTE?

Before the Annual Meeting, you may vote:

- By mail, by completing, signing, and dating your proxy card.
- Online at www.proxyvote.com.
- By telephone, at 1-800-690-6903.

During the Annual Meeting, you may vote online at www.virtualshareholdermeeting.com/LSEA2024.

IF I AM A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME, HOW DO I VOTE?

Beneficial owners should check their voting instruction form or Notice for how to vote in advance of and how to participate in the Annual Meeting.

WILL MY SHARES BE VOTED IF I DO NOT PROVIDE MY PROXY?

Your shares may be voted under certain circumstances if they are held by a brokerage firm, bank or other nominee in "street name." Brokerage firms, banks and other nominees may have the authority to vote shares not voted by customers on certain "routine" matters.

Under the New York Stock Exchange ("NYSE") rules, your brokerage firm, bank or other nominee is prohibited from voting your shares on non-routine items (referred to as a "broker non-vote") if you have not given your brokerage firm, bank or other nominee voting instructions on that matter. Note that whether a proposal is considered routine or non-routine is subject to NYSE rules and final determination by the stock exchange. Even with respect to routine matters, some brokers are choosing not to exercise discretionary voting authority. As a result, we urge you to direct your brokerage firm, bank or other nominee how to vote your shares on all proposals to ensure that your vote is counted.

In the case of "broker non-votes," and in cases where you abstain from voting on a matter when present at the annual meeting and entitled to vote, those shares will still be counted for purposes of determining a quorum. In tabulating the voting results for any particular proposal, shares that constitute broker non-votes are not considered entitled to vote on that proposal.

If you hold your shares directly in your own name, they will not be voted if you do not provide a proxy or attend the Annual Meeting. If you vote by proxy card and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, and FOR the approval of the compensation of our named executive officers ("say on pay")).

CAN I CHANGE MY VOTE AFTER I HAVE VOTED?

You may revoke your proxy and change your vote at any time before the final vote at the Annual Meeting. You may vote again by signing and returning a new proxy card or voting instruction form with a later date or by attending the Annual Meeting online and voting. Your attendance at the Annual Meeting online will not automatically revoke your proxy unless you vote again at the Annual Meeting or specifically request that your prior proxy be revoked by delivering to the Company's Corporate Secretary at 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202 a written notice of revocation prior to the Annual Meeting.

Please note, however, that if your shares are held of record by a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee that you wish to change your vote by following the procedures on the voting form provided to you by the broker, bank or other nominee.

WHAT HAPPENS IF I DO NOT INDICATE HOW TO VOTE MY PROXY?

If the enclosed proxy card is properly executed and returned prior to the Annual Meeting, the shares represented by the proxy card will be voted in accordance with the stockholder's directions. If the proxy card is signed and returned without any direction given, your shares will be voted in accordance with our Board's recommendations as follows: (1) FOR the election of each of the director nominees named on the proxy card; (2) FOR the approval of Named Executive Officer compensation and (3) FOR the ratification of the selection of D&T as our independent registered public accounting firm for the fiscal year ended December 31, 2024.

IS MY VOTE KEPT CONFIDENTIAL?

Proxies, ballots and voting tabulations identifying stockholders are kept confidential and will not be disclosed except as may be necessary to meet legal requirements.

WHERE DO I FIND THE VOTING RESULTS OF THE ANNUAL MEETING?

We will announce preliminary voting results at the Annual Meeting. The final voting results will be tallied by the inspector of election and published in the Company's Current Report on Form 8-K, which the Company will file with the SEC within four business days following the Annual Meeting.

WHO BEARS THE COST OF SOLICITING PROXIES?

The Company will bear the cost of soliciting proxies in the accompanying form and will reimburse brokerage firms and others for expenses involved in forwarding proxy materials to beneficial owners or soliciting their execution. In addition to solicitations by mail, the Company, through its directors and officers, may solicit proxies in person, by telephone or by electronic means. Such directors and officers will not receive any special remuneration for these efforts.

OTHER MATTERS

Other Business

We are not currently aware of any business to be acted upon at the Annual Meeting other than the matters discussed in this Proxy Statement. The form of proxy accompanying this Proxy Statement confers discretionary authority upon the named proxy holders with respect to amendments or variations to the matters identified in the accompanying Notice of Annual Meeting of Stockholders and with respect to any other matters which may properly come before the Annual Meeting or any adjournment or postponement thereof. If other matters do properly come before the Annual Meeting, or at any such adjournment or postponement of the Annual Meeting, we expect that shares of our common stock, represented by properly submitted proxies, will be voted by the proxy holders in accordance with the recommendations of our Board.

Submission of Stockholder Proposals for the 2025 Annual Meeting

Rule 14a-8 Proposals. For any proposal to be considered for inclusion in our proxy statement and form of proxy for submission to the stockholders at our 2025 Annual Meeting of Stockholders, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act. Such proposals must be received by the Company at its principal executive offices at 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202 no later than December 25, 2024.

Advance Notice Proposals and Nominations. In addition, our Bylaws provide notice procedures for stockholders to nominate a person as a director and to propose business to be considered by stockholders at a meeting (but not for inclusion in the Proxy Statement). Notice of a nomination or proposal must be delivered to the Corporate Secretary at 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202 no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day prior to, the first anniversary of the preceding year's Annual Meeting of Stockholders; provided, however, that in the event that the date of the Annual Meeting of Stockholders is more than 30 days before or more than 60 days after such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such Annual Meeting of Stockholders and not later than the close of business on the later of (i) the 90th day prior to such Annual Meeting of Stockholders or (ii) the 10th day following the day on which public announcement of the date of the Annual Meeting of Stockholders is first made by us. Accordingly, for our 2025 Annual Meeting of Stockholders, notice of a nomination or proposal must be delivered to us no later than March 7, 2025 and no earlier than February 5, 2025. Nominations and proposals also must satisfy the other requirements set forth in the Bylaws. Further, to comply with the universal proxy rules, if a stockholder intends to solicit proxies in support of director nominees submitted under the Company's advance notice Bylaws, then the stockholder must provide proper written notice that sets forth all information required by Rule 14a-19 of the Exchange Act to the Company at our principal executive offices no later than April 7, 2025 (or, if the 2025 Annual Meeting of Stockholders is called for a date that is more than 30 days before or more than 60 days after the anniversary of the Annual Meeting, then notice must be provided by the later of 60 days prior to the 2025 Annual Meeting of Stockholders or the 10th day following the date on which announcement of the 2025 Annual Meeting of Stockholders was first made by the us). The notice requirement under Rule 14a-19 is in addition to the applicable advance notice requirements under our Bylaws as described above.

Householding Information

Unless we have received contrary instructions, we may send a single copy of this Proxy Statement to any household at which two or more stockholders reside. This process, known as "householding," reduces the volume of duplicate information received at any one household, helps to reduce our expenses, and benefits the environment. However, if stockholders prefer to receive multiple sets of our disclosure documents at the same address this year or in future years, the stockholders should follow the instructions described below, and the Company will promptly deliver a separate copy of such documents to such stockholder(s). Similarly, if an address is shared with another stockholder and together, both of the stockholders would like to receive only a single set of our disclosure documents, the stockholders should follow these instructions: If the shares are registered in the name of the stockholder, the stockholder should contact our Corporate Secretary at our offices by sending a written request to 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202 or calling 949-345-8080, to inform us of his or her request; or if a bank, broker or other nominee holds the shares, the stockholder should contact the bank, broker or other nominee directly.

Where You Can Find More Information

We file annual and quarterly reports and other reports and information with the SEC. We distribute to our stockholders annual reports containing financial statements audited by our independent registered public accounting firm and, upon request, quarterly reports for the first three quarters of each fiscal year containing unaudited financial information. In addition, the reports and other information are filed through the Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system and are publicly available on the SEC's website, located at *http://www.sec.gov.*

We will provide without charge to you, upon written or oral request, a copy of the Annual Report, including the financial statements and schedules. Any requests for copies of information, reports or other filings with the SEC should be directed to our Corporate Secretary, Landsea Homes Corporation, 1717 E. McKinney Street, Suite 1000, Dallas, TX 75202.



1717 E. McKinney Street, Suite 1000
Dallas, TX 75202

www.landseahomes.com